Exhibit 2.1

EXECUTION COPY

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BURGER KING WORLDWIDE, INC.,

1011773 B.C. UNLIMITED LIABILITY COMPANY,

NEW RED CANADA PARTNERSHIP,

BLUE MERGER SUB, INC.,

8997900 CANADA INC.

AND

TIM HORTONS INC.

AUGUST 26, 2014

i

(Cont’d)

(Cont’d)

(Cont’d)

Page
Schedule F—Voting Trust Agreement
Schedule G—New Holdings Articles of Amendment
Schedule H—New Holdings Bylaws
Schedule I—Partnership Agreement

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT is made as of August 26, 2014 by and among Burger King Worldwide, Inc., a corporation incorporated under the laws of Delaware (“Parent”), 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a general partnership organized under the laws of Ontario and wholly-owned Subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned Subsidiary of Partnership (“Merger Sub”), 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned Subsidiary of Partnership (“Amalgamation Sub” and, together with Parent, Holdings, Partnership and Merger Sub, the “Parent Parties”), and Tim Hortons Inc., a corporation organized under the laws of Canada (the “Company”). Defined terms used in this Agreement shall have the meanings ascribed to them in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties desire to enter into a business combination transaction (the “Combination”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the Combination, the Parties intend that the Company proceed with an arrangement under section 192 of the CBCA involving the acquisition by Amalgamation Sub of all of the issued and outstanding shares of the Company followed by an amalgamation of the Company and Amalgamation Sub, pursuant to and in the manner provided for in the Plan of Arrangement;

WHEREAS, in furtherance of the Combination, the Parties intend that Merger Sub be merged with and into Parent, with Parent being the surviving corporation (the “Merger”) and a Subsidiary of Holdings;

WHEREAS, the Company Board of Directors has unanimously (i) determined that the Arrangement is in the best interests of the Company and that the consideration to be received by the Company Shareholders pursuant to this Arrangement is fair, from a financial point of view, to the Company Shareholders, and (ii) resolved to recommend that the Company Shareholders vote in favor of the Arrangement Resolution, in each case upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Parent Board of Directors has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Arrangement and the Merger, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, its stockholders, and (iii) resolved to recommend that its stockholders adopt this Agreement, in each case upon the terms and subject to the conditions of this Agreement;

WHEREAS, the respective boards of directors of each of Holdings and Merger Sub have unanimously, and Holdings, as a general partner and on behalf of Partnership, has, and the sole shareholder of Amalgamation Sub has, approved this Agreement, the Arrangement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, within three (3) Business Days following the date of this Agreement and in furtherance of the Combination, the directors of the Company (the “Specified Company Shareholders”) shall enter into voting agreements with Parent providing that, among other things, the Specified Company Shareholders will vote their Company Common Shares in favor of the Arrangement and the other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth therein substantially in the form attached hereto as Schedule B (the “Company Voting Agreements”);

WHEREAS, within twenty-four (24) hours, following the execution of this Agreement, the holders of a majority of the outstanding Parent Common Shares will execute and deliver to Parent and the Company the Parent Shareholder Voting Agreement; and

WHEREAS, the Company, Parent, Holdings, Partnership, Merger Sub, and Amalgamation Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions. For purposes of this Agreement:

“1933 Securities Act” means the United States Securities Act of 1933.

“1934 Exchange Act” means the United States Securities Exchange Act of 1934.

“2014 Share Repurchase Program” means the repurchase program of the Company of up to C$440,000,000 of Company Common Shares that commenced on February 28, 2014.

“Acceptable Confidentiality Agreement” means one or more executed confidentiality agreements on customary terms that are not materially less favorable in the aggregate to the Disclosing Party (as defined in the Non-Disclosure Agreement) than those contained in the Non-Disclosure Agreement.

“Adjusted EBITDA” means earnings (net income or loss) before interest, taxes, and depreciation and amortization, excluding (i) the impact of share-based compensation and non-cash incentive compensation expense, and other operating (income) expenses, and (ii) all other specifically identified costs associated with non-recurring projects such as severance payments, expenses incurred or reimbursed by the Company in connection with the Combination, including without limitation with respect to this Agreement and the transactions contemplated hereby. For purposes of this definition, other (income) expense, net includes income expenses that are not directly derived from the Company’s primary businesses, such as foreign currency adjustments, gains and losses on asset sales, and other asset write-offs.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Affected Employees” shall have the meaning ascribed to it in Section 7.4(a).

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that (a) each Parent Party (other than Parent) shall be deemed to be an “Affiliate” of Parent for purposes of this Agreement and (b) prior to the Closing, the Parent Parties shall not be deemed to be “Affiliates” of the Company for purposes of this Agreement.

“Agreement” means this Arrangement Agreement and Plan of Merger (including the Schedules attached hereto and the Company Disclosure Letter and Parent Disclosure Letter delivered concurrently herewith) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Alternative Acquisition Agreement” shall have the meaning ascribed to it in Section 6.4(a)(iv).

“Alternative Financing” means alternative financing and/or additional sources of funds pursued solely during the Alternative Financing Period, if any, in an amount or amounts sufficient, together with the net proceeds contemplated by the Equity Purchase Agreement and Company and Parent cash, to allow Parent to pay the Required Payments.

“Alternative Financing Period” means the period beginning on the date of any Closing Failure Notice and ending on the earliest to occur of (1) the tenth Business Day after delivery of a Closing Failure Notice if Parent has not commenced (or if commenced, has ceased to diligently pursue) Financing Proceedings prior to or as of such date, (2) if Parent has commenced (and not ceased to diligently pursue) Financing Proceedings prior to or as of the tenth Business Day after the delivery of a Closing Failure Notice, the date that is four months after the delivery of a Closing Failure Notice, (3) following the tenth Business Day after the delivery of a Closing Failure Notice, the date on which Parent has ceased to diligently pursue Financing Proceedings, and (4) the date on which the proceeds of all or part of the Debt Financing and/or the Alternative Financing in an aggregate amount or amounts sufficient, together with the net proceeds contemplated by the Equity Purchase Agreement and Company and Parent cash, to allow Parent to pay the Required Payments, are obtained.

“Amalgamation Sub” shall have the meaning ascribed to it in the preamble.

“Arrangement” means an arrangement of the Company under section 192 of the CBCA upon the terms and subject to the conditions set forth in the Plan of Arrangement as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms and the terms of this Agreement.

“Arrangement Cash Consideration” means C$65.50 per Company Common Share.

“Arrangement Consideration” means, collectively, the Arrangement Cash Consideration and the Arrangement Share Consideration.

“Arrangement Exchange Agent” means the bank or trust company, reasonably acceptable to the Company, appointed by Parent prior to the Effective Time, to act as exchange agent for the payment and delivery of the Arrangement Cash Consideration and the Arrangement Share Consideration.

“Arrangement Resolution” means the special resolution of the Company to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form and substance of Schedule A hereto.

“Arrangement Share Consideration” means 0.8025 Holdings Common Shares per Company Common Share.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and substance satisfactory to Parent and the Company, each acting reasonably.

“Authorizations” shall have the meaning ascribed to it in Section 3.11(b).

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Burdensome Impact” means a direct (and, for the avoidance of doubt, not consequential or indirect) reduction in the Company’s (assuming for this purpose that it remained a stand-alone enterprise) full calendar year Adjusted EBITDA (less Capital Expenditures), relative to what the such Adjusted EBITDA (less Capital Expenditures) would have been absent such direct (and not consequential or indirect) reduction, of greater than

C$140 million, for any of the full calendar years ended December 31, 2015, December 31, 2016 or December 31, 2017; provided, that (i) the cost of the commitments set out in Section 7.2 of the Company Disclosure Letter shall not either alone or in combination be taken into account in determining whether there has been, or would reasonably be expected to be, any Burdensome Impact; (ii) the expenditures and costs of any matters and related amounts included in the Company’s current strategic plan shall not either alone or in combination be taken into account in determining whether there has been, or would reasonably be expected to be, any Burdensome Impact; and (iii) for the avoidance of doubt, for purposes of this definition, if any undertaking or commitment is not expressed as an annualized commitment, but, rather, is expressed to be satisfied over the applicable term of such undertaking or commitment, the related expenditure or cost will be divided on an equal annualized basis over such applicable term. With respect to clause (iii), for example, if a capital expenditure commitment (not otherwise excluded from the determination of Burdensome Impact by clauses (i) or (ii) hereof) is for C$180 million over a 3-year period, then it shall be counted as C$60 million per each such year.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed.

“C$” means Canadian dollars, the lawful currency of Canada.

“Canada Transportation Act” means the Canada Transportation Act (Canada), 1996, c.10.

“Canada Transportation Act Approval” means that the Minister of Transport shall have provided (a) notice under subsection 53.1(4) of the Canada Transportation Act that the Minister is of the opinion that the transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation or (b) approval of the transactions contemplated by this Agreement under subsection 53.2(7) of the Canada Transportation Act.

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial securities Laws.

“Capitalization Date” shall have the meaning ascribed to it in Section 3.3(a).

“Capital Expenditures” means the amount of all expenditures of the Company and its Subsidiaries for tangible or fixed or capital assets which, in accordance with GAAP, would be classified as capital expenditures on the consolidated balance sheet of the Company.

“CBCA” means the Canada Business Corporations Act.

“Certificate” shall have the meaning ascribed to it in Section 2.3(e)(iii).

“Certificate of Merger” shall have the meaning ascribed to it in Section 2.3(b)(i).

“Circular” means the notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto.

“Closing” shall have the meaning ascribed to it in Section 2.4.

“Closing Failure Notice” shall have the meaning ascribed to it in Section 2.4.

“Closing Date” shall have the meaning ascribed to it in Section 2.4.

“Code” means the United States Internal Revenue Code of 1986.

“Combination” shall have the meaning ascribed to it in the recitals.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf.

“Common Units” means the common units of Partnership having substantially the rights, privileges, restrictions and conditions set forth in the Partnership Agreement.

“Company” shall have the meaning ascribed to it in the preamble.

“Company Acquisition Proposal” means, at any time any bona fide proposal, offer, inquiry or indication of interest with respect to (a) any acquisition by any Person or group of Persons (other than the Parent Parties) of the Company’s voting equity securities (or securities convertible into or exchangeable or exercisable for the Company’s voting equity securities) representing 20% or more of the Company’s voting equity securities then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for such voting equity securities), (b) any acquisition by any Person or group of Persons (other than the Parent Parties) of any assets of the Company or one or more of its Subsidiaries (including Equity Interests of any Subsidiary of the Company) individually or in the aggregate contributing 20% or more of the consolidated revenue or representing 20% or more of the assets of the Company and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect), in each case of subclauses (a) and (b), whether by plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, in each case excluding the Arrangement and the other transactions contemplated by this Agreement, or (c) any combination of the foregoing, in each case of subclauses (a) and (b), whether in a single transaction or a series of related transactions.

“Company Adverse Recommendation Change” shall have the meaning ascribed to it in Section 6.4(d).

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company for the years ending December 29, 2013 and December 30, 2012, together with the notes thereto.

“Company Articles of Incorporation” shall have the meaning ascribed to it in Section 3.1.

“Company Benefit Agreement” shall have the meaning ascribed to it in Section 3.13(j).

“Company Benefit Plan” shall have the meaning ascribed to it in Section 3.13(j).

“Company Board of Directors” means the board of directors of the Company.

“Company Bylaws” shall have the meaning ascribed to it in Section 3.1.

“Company Class A Preferred Share” shall have the meaning ascribed to it in Section 3.3(a).

“Company Common Shares” means the common shares in the capital of the Company.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been delivered to Parent concurrently with the execution of this Agreement.

“Company DSU” means, at any time, each deferred stock unit with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Company Equity Awards” shall have the meaning ascribed to it in Section 3.3(a).

“Company Fairness Opinions” means the opinions of the Company Financial Advisors to the effect that, as of the date of such opinions and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

“Company FDD” shall have the meaning ascribed to it in Section 3.19(h).

“Company Financial Advisors” shall have the meaning ascribed to it in Section 3.26.

“Company Financial Statements” means the Company Annual Financial Statements and the Company Interim Financial Statements.

“Company Franchise” shall have the meaning ascribed to it in Section 3.19(a).

“Company Franchisee” shall have the meaning ascribed to it in Section 3.19(h).

“Company Indemnified Party” shall have the meaning ascribed to it in Section 7.5(a).

“Company Intellectual Property” shall have the meaning ascribed to it in Section 3.16(a).

“Company Interim Financial Statements” means the unaudited interim consolidated financial statements of the Company for the quarterly period ended June 30, 2014, together with the notes thereto.

“Company Material Adverse Effect” means any fact, circumstance, change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect for purposes of this clause (a): any fact, circumstance, change, effect, event or occurrence directly arising out of or directly resulting from (i) general economic, credit, capital or financial markets or political conditions in Canada or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of this Agreement, (v) general conditions in the industries in which the Company and its Subsidiaries primarily operate, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect), (vii) the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the transactions contemplated hereby (it being understood that the exception in this clause (vii) shall not apply to the representations and warranties in Section 3.5), (viii) any action taken by the Company or its Subsidiaries at Parent’s written request or any other action taken by any Party required by this Agreement, (ix) any pandemic or widespread illness, or (x) the identity of, or any facts or circumstances relating to the Parent Parties or their respective Affiliates, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect), or (b) the ability of the Company to consummate the transactions contemplated by this Agreement, including the Arrangement.

“Company Material Contract” shall have the meaning ascribed to it in Section 3.10(a).

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“Company Optionholder” means a holder of one or more Company Options.

“Company Options” means, at any time, compensatory options to acquire Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested.

“Company Owned Real Property” shall have the meaning ascribed to it in Section 3.15(a).

“Company Preferred Shares” shall have the meaning ascribed to it in Section 3.3(a).

“Company PSU” means, at any time, each performance stock unit with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR, filed or furnished to the SEC by or on behalf of the Company or incorporated by reference into such documents, on or after December 31, 2012 and publicly available prior to the date of this Agreement.

“Company Recommendation” means the unanimous recommendation of the Company Board of Directors that the Company Shareholders vote in favor of the Arrangement Resolution.

“Company RSU” means, at any time, each restricted stock unit with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Company SARs” means, at any time, stock appreciation rights relating to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested.

“Company Shareholder” means a holder of one or more Company Common Shares.

“Company Shareholder Approval” means the affirmative vote of at least 66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in Person or represented by proxy at the Company Meeting.

“Company Specified Agreements” shall have the meaning ascribed to it in Section 3.19(a).

“Company Specified Leased Real Property” shall have the meaning ascribed to it in Section 3.15(b).

“Company Specified Real Property Landlord Leases” shall have the meaning ascribed to it in Section 3.15(c).

“Company Specified Real Property Leases” shall have the meaning ascribed to it in Section 3.15(b).

“Company Stock Plans” means the Company 2006 Stock Incentive Plan, the Company 2012 Stock Incentive Plan and the Company Non-Employee Director Deferred Stock Unit Plan.

“Company Superior Proposal” means any bona fide, written Company Acquisition Proposal (with references to “20%” in the definition of Company Acquisition Proposal being substituted with references to “50%” for purposes of this definition) made by a third party or third parties acting jointly (other than any Parent Party and any of their respective Affiliates) that the Company Board of Directors (or any committee thereof) determines in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms and (ii) is more favorable to the Company Shareholders from a financial point of view than the Arrangement, the Merger and the other transactions contemplated by this Agreement, taken as a whole, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Company Acquisition Proposal (including the identity of the Person or group making the Company Acquisition Proposal) and of this Agreement (including any changes to the terms of this Agreement proposed by Parent).

“Company Superior Proposal Notice” shall have the meaning ascribed to it in Section 6.4(e).

“Company Termination Fee Event” shall have the meaning ascribed to it in Section 9.2(b).

“Company Voting Agreements” shall have the meaning ascribed to it in the recitals.

“Competition Act” means the Competition Act (Canada).

“Contract” means any legally binding contract, agreement, indenture, note, instrument, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (whether written or oral) to which a Person is a party or by which a Person is bound or affected or to which any of its properties or assets is subject, but excluding any Company Benefit Agreement, Company Benefit Plan, Parent Benefit Agreement or Parent Benefit Plan.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debt Commitment Letter” shall have the meaning ascribed to it in Section 5.4.

“Debt Financing” shall have the meaning ascribed to it in Section 5.4.

“Debt Financing Agreements” shall have the meaning ascribed to it in Section 5.4.

“Debt Financing Sources” shall have the meaning ascribed to it in Section 5.4.

“Debt Tender Offer” shall have the meaning ascribed to it in Section 7.17(a).

“DGCL” shall have the meaning ascribed to it in Section 2.3(a).

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Disclosure Letter” means the Company Disclosure Letter or Parent Disclosure Letter, as applicable.

“Dissent Rights” means the rights of dissent of the Company Shareholders in respect of the Arrangement pursuant to Article 4 of the Plan of Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with the CBCA and the Final Order, which shall occur on the Closing Date.

“Effective Time” shall have the meaning ascribed to it in Section 1.1 of the Plan of Arrangement.

“Election Deadline” shall have the meaning ascribed to it in Section 2.3(f)(ii)(B).

“Election Form” shall have the meaning ascribed to it in Section 2.3(f)(ii)(A).

“Environmental Claims” shall have the meaning ascribed to it in Section 3.17(b).

“Environmental Law” shall have the meaning ascribed to it in Section 3.17(b).

“Equity Financing” shall have the meaning ascribed to it in Section 5.4.

“Equity Financing Source” shall have the meaning ascribed to it in Section 5.4.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing.

“Equity Purchase Agreement” shall have the meaning ascribed to it in Section 5.4.

“ERISA” shall have the meaning ascribed to it in Section 3.13(a).

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b) or (c) of the Code (or, for purposes of Section 412 of the Code, under Section 414(m) or (o) of the Code) or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“Exchange Agent” shall have the meaning ascribed to it in Section 2.3(f)(i).

“Exchange Fund” shall have the meaning ascribed to it in Section 2.3(f)(i).

“Exchangeable Election” means an election to receive the Exchangeable Security Consideration as contemplated by Section 2.3(f)(ii).

“Exchangeable Election Share” means a Parent Common Share with respect to which an Exchangeable Election has been validly made pursuant to Section 2.3(f)(ii) and not revoked or lost prior to the Election Deadline pursuant to Section 2.3(f)(ii).

“Exchangeable Security Consideration” shall have the meaning ascribed to it in Section 2.3(e)(iii)(B).

“Exchangeable Unit Election Number” shall have the meaning ascribed to it in Section 2.3(f)(iii).

“Exchangeable Unit Proration Factor” shall have the meaning ascribed to it in Section 2.3(f)(iii)(A).

“Exchangeable Units” means the exchangeable units of Partnership having substantially the rights, privileges, restrictions and conditions set forth in the Partnership Agreement.

“Exchanged Parent Option” shall have the meaning ascribed to it in Section 2.3(g)(i)(A).

“Exchanged Parent RSU” shall have the meaning ascribed to it in Section 2.3(g)(i)(B).

“Final Order” means the order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement under section 192(4) of the CBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) on appeal.

“Financing” shall have the meaning ascribed to it in Section 5.4.

“Financing Failure” shall have the meaning ascribed to it in Section 2.4.

“Financing Letters” shall have the meaning ascribed to it in Section 5.4.

“Financing Proceedings” means legal proceedings commenced by Parent (or any of the other Parent Parties) against the sources of the Debt Financing seeking to cause the Debt Financing to be funded as promptly as possible.

“Financing Sources” means the Debt Financing Sources and Equity Financing Sources, as applicable.

“Foreign Company Plan” shall have the meaning ascribed to it in Section 3.13(i).

“Foreign Parent Plan” shall have the meaning ascribed to it in Section 4.13(i).

“Form S-4” shall have the meaning ascribed to it in Section 2.5(b).

“Franchise Laws” shall have the meaning ascribed to it in Section 3.11(a).

“FTC Rule” shall have the meaning ascribed to it in Section 3.11(a).

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE, or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing.

“Hazardous Materials” shall have the meaning ascribed to it in Section 3.17(b).

“Holdings” shall have the meaning ascribed to it in the preamble.

“Holdings Arrangement Options” means options to acquire Holdings Common Shares received in exchange for Company Options pursuant to the Plan of Arrangement.

“Holdings Common Share” means the common shares in the capital of Holdings.

“Holdings Consideration” shall have the meaning ascribed to it in Section 2.3(e)(iii)(A).

“Holdings Preferred Shares” means shares designated as preferred shares in the capital of Holdings.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” and “Indemnified Parties” shall have the meanings ascribed thereto in Section 7.5(a).

“Information Statement” a written information statement of the type contemplated by Rule 14c-2 of the 1934 Exchange Act containing the information specified in Schedule 14C under the 1934 Exchange Act concerning the form of Parent Shareholder Consent, the Merger and the other transactions contemplated by this Agreement.

“Intellectual Property” shall have the meaning ascribed to it in Section 3.16(e).

“Interim Order” means the interim order of the Court in a form reasonably acceptable to each of the Company and Parent to be issued following the application therefor contemplated by Section 2.2(d) providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the prior written consent of both the Company and Parent, such consent not to be unreasonably withheld, conditioned or delayed.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means that the responsible Minister under the Investment Canada Act is satisfied, or the responsible Minister by expiry of the applicable review period under the Investment Canada Act shall be deemed to be satisfied, that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

“IRS” means the U.S. Internal Revenue Service.

“Joint Information Statement/Circular” shall have the meaning ascribed to it in Section 2.5(b).

“Knowledge” means, with respect to the Company, the actual knowledge of the Company’s officers listed on Section 1.1 of the Company Disclosure Letter and, with respect to Parent, the actual knowledge of the Parent officers listed on Section 1.1 of the Parent Disclosure Letter.

“Law” means any and all laws, statutes, codes, ordinances (including zoning), approvals, decrees, rules, regulations, bylaws, notices, policies, protocols, guidelines, treaties or other requirements of any Governmental Authority and any legal requirements arising under the common law or principles of law or equity.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute.

“Liquidation” means the distribution by Tim Hortons US LLC of its common shares of The TDL Group Co. to Tim Hortons Delaware Limited Partnership in liquidation of Tim Hortons US LLC.

“Litigation” shall have the meaning ascribed to it in Section 3.9.

“Marketing Period” means the first period of 20 consecutive Business Days after the date of this Agreement beginning on the first day on which (a) Parent shall have the Required Information and (b) the conditions set forth in Section 8.1 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in clause (a), (b) or (c) of Section 8.3 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 20 consecutive Business Day period; provided that (i) November 28, 2014 shall be excluded as a Business Day and (ii) such period shall either end prior to December 19, 2014 or commence no earlier than January 5, 2015. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced (i) prior to the mailing of the Joint Information Statement/Circular, (ii) if, prior to the completion of the Marketing Period, the Company’s auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (iii) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, (iv) if the financial statements included in the Required Information that are available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period, or (v) if prior to the completion of the Marketing Period, the Company shall have been delinquent in filing any annual financial statements, interim financial statements, management’s discussion and analysis or Annual Information Form in accordance with National Instrument 51-102—Continuous Disclosure Obligations, or any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period shall not be deemed to commence unless and until all such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date on which the placement of senior notes contemplated by the Debt Commitment Letter has been consummated if, as of or prior to such date, the Marketing Period would have ended (without giving effect to clause (b)).

“Merger” shall have the meaning ascribed to it in the recitals.

“Merger Consideration” shall have the meaning ascribed to it in Section 2.3(e)(iii)(B).

“Merger Effective Time” shall have the meaning ascribed to it in Section 2.3(b)(i).

“New Holdings Articles of Amendment” shall have the meaning ascribed to it in Section 7.13(c).

“Merger Sub” shall have the meaning ascribed to it in the preamble.

“New Holdings Bylaws” shall have the meaning ascribed to it in Section 7.13(d).

“NI 41-101” shall have the meaning ascribed to it in Section 7.7(c).

“No-Action Letter” shall mean a letter or other notification in writing from the Commissioner to Holdings, the Company or Parent, or any of their Affiliates as the case may be, that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of any of the transactions contemplated by this Agreement, and letter or other written notification having not been modified or withdrawn prior to Closing.

“Non-Disclosure Agreement” means the non-disclosure agreement dated as of July 9, 2014 among the Company, Parent and 3G Special Situations Fund II, L.P.

“Non-Election Share” means all Parent Common Shares with respect to which a valid Exchangeable Election has not been validly made and not revoked or lost prior to the Election Deadline pursuant to Section 2.3(f)(ii).

“Non-Prorated Exchangeable Units” shall have the meaning ascribed to it in Section 2.3(f)(iii).

“NYSE” means the New York Stock Exchange.

“Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Financing.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees or similar actions taken by, or applied by, any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“ordinary course of business”, or any phrase of similar import, means, with respect to an action taken or to be taken by any Person, that such action is consistent with the past practices of such Person (including with respect to amount and frequency) and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

“Outside Date” shall have the meaning ascribed to it in Section 9.1(b)(i).

“Parent” shall have the meaning ascribed to it in the preamble.

“Parent Benefit Agreement” shall have the meaning ascribed to it in Section 4.13(j).

“Parent Benefit Plan” shall have the meaning ascribed to it in Section 4.13(j).

“Parent Board of Directors” means the board of directors of Parent.

“Parent Bonus Swap Programs” means the Parent 2012 Bonus Swap Program, the Parent 2013 Bonus Swap Program, the Parent 2014 Bonus Swap Program and any other bonus swap program adopted by Parent after the date hereof.

“Parent Book Entry Shares” shall have the meaning ascribed to it in Section 2.3(e)(iii).

“Parent Bylaws” shall have the meaning ascribed to it in Section 4.1.

“Parent Certificate of Incorporation” shall have the meaning ascribed to it in Section 4.1.

“Parent Common Share” means a share of common stock, par value U.S.$0.01, of Parent.

“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been delivered to the Company concurrently with the execution of this Agreement.

“Parent Equity Awards” shall have the meaning ascribed to it in Section 4.3(a).

“Parent Fairness Opinion” means the opinion of the Parent Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the consideration to be received by the Parent Shareholders under the Merger is fair, from a financial point of view, to such Parent Shareholders (other than Affiliates of Parent).

“Parent FDD” shall have the meaning ascribed to it in Section 4.19(h).

“Parent Financial Advisor” shall have the meaning ascribed to it in Section 4.26.

“Parent Franchise” shall have the meaning ascribed to it in Section 4.19(a).

“Parent Franchisee” shall have the meaning ascribed to it in Section 4.19(h).

“Parent Indemnified Party” shall have the meaning ascribed to it in Section 7.5(a).

“Parent Intellectual Property” shall have the meaning ascribed to it in Section 4.16(a).

“Parent Material Adverse Effect” means any fact, circumstance, change, effect, event or occurrence that individually or in the aggregate with all other changes, effects, events or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect for purposes of this clause (a): any fact, circumstance, change, effect, event or occurrence directly arising out of or directly resulting from (i) general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of this Agreement, (v) general conditions in the industries in which Parent and its Subsidiaries primarily operate, (vi) the failure, in and of itself, of Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Parent Common Shares or the credit rating of Parent (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect), (vii) the negotiation, execution, announcement, performance or pendency of this Agreement or the consummation of the transactions contemplated hereby (it being understood that the exception in this clause (vii) shall not apply to the representations and warranties in Section 4.5), (viii) any action taken by Parent or its Subsidiaries at the Company’s written request or any other action taken by any Party required by this Agreement, (ix) any pandemic or widespread illness, or (x) the identity of, or any facts or circumstances relating to the Company or its Affiliates, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its Subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Parent Material Adverse Effect), or (b) the ability of Parent or any other Parent Party to consummate the transactions contemplated by this Agreement, including the Merger.

“Parent Material Contract” shall have the meaning ascribed to it in Section 4.10(a).

“Parent Options” means, at any time, compensatory options to acquire Parent Common Shares granted pursuant to the Parent Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested.

“Parent Owned Real Property” shall have the meaning ascribed to it in Section 4.15(a).

“Parent Parties” shall have the meaning ascribed to it in the preamble.

“Parent Preferred Stock” shall have the meaning ascribed to it in Section 4.3(a).

“Parent Public Disclosure Record” means all documents filed or furnished to the SEC by or on behalf of Parent, or incorporated by reference into such documents, on or after December 31, 2012 and publicly available prior to the date of this Agreement.

“Parent Recommendation” means the unanimous recommendation of the Parent Board of Directors that the Parent Shareholders vote in favor of the adoption of this Agreement and the Merger.

“Parent Related Parties” means (i) the Financing Sources or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers, employees, advisors, counsel or Affiliates and (ii) the Parent Shareholders party to the Parent Shareholder Voting Agreement.

“Parent RSU” means, at any time, each restricted stock unit with respect to Parent Common Shares granted pursuant to the Parent Stock Plans or otherwise which is, at such time, outstanding, whether or not vested.

“Parent Shareholder” means a holder of one or more Parent Common Shares.

“Parent Shareholder Approval” shall have the meaning ascribed to it in Section 4.4(a).

“Parent Shareholder Consent” shall mean the irrevocable action by written consent evidencing the approval and adoption of this Agreement in the form attached as Exhibit A to the Parent Shareholder Voting Agreement.

“Parent Shareholder Voting Agreement” means the Voting Agreement to be entered into by 3G Special Situations Fund II, L.P., in the form attached hereto as Schedule C.

“Parent Specified Agreements” shall have the meaning ascribed to it in Section 4.19(a).

“Parent Specified Leased Real Property” shall have the meaning ascribed to it in Section 4.15(b).

“Parent Specified Real Property Landlord Leases” shall have the meaning ascribed to it in Section 4.15(c).

“Parent Specified Real Property Leases” shall have the meaning ascribed to it in Section 4.15(b).

“Parent Stock Plans” means the Parent 2011 Omnibus Incentive Plan and the Parent 2012 Omnibus Incentive Plan.

“Parent Termination Fee” shall have the meaning ascribed to it in Section 9.2(a).

“Parent Termination Fee Event” shall have the meaning ascribed to it in Section 9.2(c).

“Parties” means the parties to this Agreement and “Party” means any one of them.

“Partnership” shall have the meaning ascribed to it in the preamble.

“Partnership Agreement” shall have the meaning ascribed to it in Section 7.13(e).

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“Permitted Liens” means, for the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the context requires: (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in conformity with GAAP;

(ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation arising in the ordinary course of business; (iv) easements, rights-of-way, covenants, restrictions and other encumbrances with respect to tangible properties incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto; (v) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record with respect to tangible properties as of the date hereof; (vi) statutory landlords’ Liens and Liens granted to landlords under any lease, (vii) non-exclusive licenses of non-material Intellectual Property in the ordinary course of business; (viii) any purchase money security interests, equipment leases or similar financing arrangements; (ix) any Liens which are disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto; and (x) any Liens that are not material to the Company, its Subsidiaries or their businesses, taken as a whole, or Parent, its Subsidiaries or their businesses, taken as a whole, as applicable.

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural Person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and substance set out in Schedule D hereto, as the same may be amended, supplemented or varied from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each of such consents not to be unreasonably withheld, conditioned or delayed.

“Pre-Closing Reorganization” shall have the meaning ascribed to it in Section 7.10.

“Proceeding” shall have the meaning ascribed to it in Section 3.14(c).

“Prorated Exchangeable Units” shall have the meaning ascribed to it in Section 2.3(f)(iii).

“Registration Rights Agreements” shall mean (i) the Registration Rights Agreement dated June 19, 2012 by and among Parent and 3G Special Situations Fund II, L.P. and (ii) the Registration Rights Agreement dated June 19, 2012 by and among Parent, Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and William Ackman.

“Reimbursement Payment” shall have the meaning ascribed to it in Section 9.2(a).

“Relationship Laws” shall have the meaning ascribed to it in Section 3.11(a).

“Release” shall have the meaning ascribed to it in Section 3.17(b).

“Relevant Laws” shall have the meaning ascribed to it in Section 7.2(a).

“Representatives” shall have the meaning ascribed to it in Section 6.4(a).

“Required Information” means (i) all customary financial information of the Company and its Subsidiaries that is required to permit Parent or Holdings to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company as of and for the twelve (12)-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing

Date (or 90 days in case such four-fiscal quarter period is the end of the Company’s fiscal year), prepared after giving effect to the Arrangement and the Merger as if the Arrangement and the Merger had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and (ii) financial statements prepared in accordance with GAAP, audit reports, and other financial information and financial data regarding the Company and its Subsidiaries of the type and form required by (and which will remain in compliance with in all material respects during the Marketing Period) Regulation S-X and Regulation S-K under U.S. Securities Laws for registered offerings of securities on Form S-3 (or any successor form thereto) under U.S. Securities Laws (excluding information required by Rules 3-10 and 3-16 under Regulation S-X), and of the type and form, and for the periods, customarily included in Offering Documents used in private placements of debt securities under Rule 144A of U.S. Securities Laws, to consummate the offerings or placements of any debt securities, in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made; provided that with respect to the pro forma data described in clause (i) above, the following shall not be considered part of the Required Information: (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma data, and (b) any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent.

“Required Payments” shall have the meaning ascribed to it in Section 5.4.

“Required Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, waivers, early terminations, authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities as set forth in Schedule E hereto.

“Restraint” means any Law or Order, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement including the Arrangement and the Merger.

“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, claims for refund, declarations of estimated tax, information statements and returns filed or required to be filed with any Governmental Authority in respect of Taxes.

“Rights Agreement” means that certain Shareholder Rights Plan Agreement, dated as of August 6, 2009, between the Company and Computershare Trust Company of Canada.

“SEC” means the United States Securities and Exchange Commission or any successor entity.

“Securities Act” means the Securities Act (Ontario).

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Special Voting Share” means the special voting share in the capital of Holdings.

“Specified Company Shareholders” shall have the meaning ascribed to it in the recitals hereto.

“Subsidiary” means, with respect to any Person, any other Person of which (a) more than 50% of the outstanding voting securities are directly or indirectly owned by such Person (excluding joint ventures that are neither operated nor managed by such Person), or (b) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such party or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Surviving Company” shall have the meaning ascribed to it in Section 2.3(a).

“Takeover Law” shall have the meaning ascribed to it in Section 7.8.

“Tax” or “Taxes” means all taxes, duties, imposts, levies or other governmental assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, earnings, gross receipts, capital gains, profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes (including all withholdings on amounts paid to or by the relevant Person), sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, license taxes, occupation taxes, real and personal property taxes, land transfer taxes, severance taxes, capital stock taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, unclaimed property or escheatment taxes, environmental taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes of any kind whatsoever, together with any interest, penalties and additional amounts imposed in respect thereof.

“Tax Act” means the Income Tax Act (Canada) or any successor act.

“Termination Fee” shall have the meaning ascribed to it in Section 9.2(a).

“Title IV Plan” shall have the meaning ascribed to it in Section 4.13(e).

“Trustee” means such trustee reasonably acceptable to Holdings and Parent to act as trustee.

“TSX” means the Toronto Stock Exchange.

“U.S.$” means United States dollars, the lawful currency of the United States.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia and all other areas subject to its jurisdiction.

“U.S. Securities Laws” means the 1933 Securities Act, the 1934 Exchange Act and all other state and federal securities Laws.

“Voting Trust Agreement” means an agreement to be made between Holdings, Partnership and the Trustee substantially in the form and substance of Schedule F, with such changes thereto as the Parties, acting reasonably, may agree, it being understood that each Party will not unreasonably withhold agreement with respect to any suggested change that effectuates, or that does not adversely affect or interfere with, the principles set forth in Section 3.4(a) of the form of Partnership Agreement attached hereto as Schedule I, including the intended equivalence of the economic rights (for the avoidance of doubt, not taking any tax consequences or tax characterization into account and not taking into account any guaranteed payments, reimbursements or other distributions to Holdings in respect of expenses and other costs incurred by Holdings pursuant to Section 5.4(f) of the form of Partnership Agreement attached hereto as Schedule I or otherwise) of an Exchangeable Unit, a Common Unit and a Holdings Common Share.

“Voting Company Debt” shall have the meaning ascribed to it in Section 3.3(c).

“Voting Parent Debt” shall have the meaning ascribed to it in Section 4.3(c).

Section 1.2 Interpretation.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole (including the Exhibits and Schedules hereto and the Company Disclosure Letter and Parent Disclosure Letter executed concurrently herewith) and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to cover all genders;

(vii) references to a Person are also to its successors and permitted assigns;

(viii) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(ix) references to any Contract (including this Agreement) are to the Contract as amended, modified, supplemented, restated or replaced from time to time (to the extent permitted by the terms thereof); and

(x) references to any Law shall mean such Law as amended, updated, modified, supplemented and superseded from time to time, including by succession of comparable successor Law, instruments incorporated therein and the rules, regulations and published policies applicable thereto.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 1.3 Disclosure. Except to the extent otherwise provided or that the context otherwise requires, all capitalized terms not defined in the Company Disclosure Letter or the Parent Disclosure Letter shall have the meanings ascribed to them in this Agreement. The representations and warranties of the Company in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Company Disclosure Letter. The representations and warranties of Parent in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Parent Disclosure Letter. Any information set forth in one section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent it is reasonably apparent on its face that such information is relevant to such other Section or subsection then only to the extent that the relevance of any disclosed event, item or occurrence in such Disclosure Letter to a matter covered by a representation or warranty set forth in this Agreement is reasonably apparent as to matters which are a subject of such representation or warranty, other than any matters required to be disclosed for purposes of Section 3.3 (Capital Structure of the Company), Section 3.24 (Voting Requirements of the Company), Section 3.25 (Takeover Statutes Applicable to the Company), Section 4.3 (Capital Structure of Parent), Section 4.24 (Voting Requirements of Parent) and Section 4.25 (Takeover Statutes Applicable to Parent), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the applicable Disclosure Letter. The mere inclusion of any item in any section or subsection of any Party’s Disclosure Letter as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by the applicable Party, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or otherwise represents an exception or material fact, circumstance, change, effect, event or occurrence for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of a Party’s Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of any Party’s Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

Section 1.4 Survival of Representations and Warranties. Except for the disclaimers set forth in Section 3.28, Section 4.28 and Section 5.5, the representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and, subject to the obligation to make any payment hereunder pursuant to Section 9.2, the date on which this Agreement is terminated in accordance with its terms. This Section 1.4 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Closing or the date on which this Agreement is terminated, as the case may be.

Section 1.5 Date of Action. If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

THE ARRANGEMENT AND THE MERGER

Section 2.1 Single Transaction. The Parent Parties and the Company acknowledge and agree that, in accordance with the terms and conditions of this Agreement, the following transaction steps shall occur in the following order, conditional on the immediately preceding step in the sequence:

(a) on the Closing Date, pursuant to Section 2.1(b) and the Plan of Arrangement and in accordance with the CBCA, commencing at the Effective Time, the Company shall effect steps (a) through (k) of Section 3.2 of the Plan of Arrangement pursuant to which, among other things, all of the outstanding Company Common Shares will be acquired in the manner set forth in the Plan of Arrangement;

(b) on the Closing Date, pursuant to Section 2.3(a) and in accordance with the DGCL, at the Merger Effective Time but after the Effective Time, Merger Sub and Parent shall consummate the Merger pursuant to which Merger Sub shall be merged with and into Parent, the separate corporate existence of Merger Sub shall cease and Parent shall continue as the surviving company in the Merger, and at such time steps (l) and (m) of Section 3.2 of the Plan of Arrangement shall occur contemporaneously; and

(c) pursuant to Section 2.2 and the Plan of Arrangement and in accordance with the CBCA, the Company shall effect steps (n) and (o) of Section 3.2 of the Plan of Arrangement, at the times indicated in the Plan of Arrangement.

Section 2.2 The Arrangement.

(a) The Arrangement. The Company, Parent, Holdings and Amalgamation Sub agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b) Implementation Steps by the Company. The Company covenants in favor of Parent, Holdings and Amalgamation Sub that upon the terms and subject to the conditions of this Agreement, the Company shall:

(i) as soon as reasonably practicable following the date on which the Form S-4 becomes effective, prepare, file, proceed with and diligently prosecute an application to the Court pursuant to Section 192(3) of the CBCA for the Interim Order in a manner and form reasonably acceptable to Parent;

(ii) as soon as reasonably practicable after obtaining the Interim Order, convene and hold the Company Meeting for the purpose of considering the Arrangement Resolution;

(iii) subject to obtaining such approvals as are required by the Interim Order (including the Company Shareholder Approval), as soon as reasonably practicable after the Company Meeting and, in any event, not later than five (5) Business Days thereafter, submit the Arrangement to the Court and apply pursuant to section 192(4) of the CBCA for the Final Order in a manner and form reasonably acceptable to Parent and thereafter proceed with such application and diligently pursue obtaining the Final Order; and

(iv) subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Section 8.1 and Section 8.2 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities (including the TSX and NYSE) necessary to give effect to the Arrangement and the Merger and carry out the terms of the Plan of Arrangement applicable to it prior to the Outside Date; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied or (to the extent permitted by Law) waived as of the Effective Date), the Company shall not be required to take the actions set forth in this Section 2.2(b)(iv) until the Closing Date as determined by Section 2.4).

(c) Implementation Steps by Parent and Holdings. Subject to the terms of this Agreement, Parent, Holdings and their respective Subsidiaries will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Section 8.1 and Section 8.3 (excluding conditions that by their terms cannot be satisfied until the Effective Date (including for the avoidance of doubt Section 8.3(e) and Section 8.3(f)), but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities (including the TSX and NYSE) necessary to give effect to the Arrangement and the Merger and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

(d) Interim Order. The application referred to in Section 2.2(b)(i) shall, unless the Company and Parent otherwise agree, include a request that the Interim Order provide, among other things:

(i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii) for the record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting;

(iii) for the calling and holding of the Company Meeting for the purpose of considering the Arrangement Resolution;

(iv) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with this Agreement (including Section 2.6(c)) without the need for any additional approval by the Court;

(v) that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Company Meeting;

(vi) that the requisite and sole approval of the Arrangement Resolution will be the Company Shareholder Approval;

(vii) for the grant of the Dissent Rights;

(viii) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(ix) that, in all other respects, the terms, restrictions and conditions of the Company Bylaws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

(x) subject to the consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), for such other matters as Parent may reasonably require.

(e) Court Proceedings. The Company will provide Parent and its legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and shall give reasonable consideration to all such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.2 or with Parent’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, provided, however, that nothing herein shall require Parent to agree or consent to any increase in the consideration offered or change to the form of the consideration offered to Company Shareholders under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the obligations of Holdings, Parent and any of their respective Subsidiaries set forth in any such filed or served materials or under this Agreement, the Merger or the Arrangement. In addition, the Company will not object to Parent or its legal counsel making such submissions on the hearing of the application for the Interim Order and the application for the Final Order as Parent or its legal counsel considers reasonably appropriate. The Company will also provide Parent and its legal counsel, on a timely basis, with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will also oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement.

(f) Articles of Arrangement. The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement,

consummate the Plan of Arrangement. On the Closing Date, the Articles of Arrangement shall be filed with the Director pursuant to Section 192(6) of the CBCA. The Articles of Arrangement shall be in form reasonably satisfactory to each of Parent and the Company.

(g) List of Securityholders. Upon the reasonable request from time to time of Parent, the Company will provide Holdings or Parent with lists (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Common Shares, lists of the names and addresses and holdings of all Persons having rights issued or granted by the Company to acquire or otherwise related to Company Common Shares (including Company Optionholders) and lists of non-objecting beneficial owners of Company Common Shares and participants in book-based nominee registers (such as CDS & Co. and CEDE and Co.), together with their addresses and respective holdings of Company Common Shares. The Company will from time to time require that its registrar and transfer agent furnish Holdings or Parent with such additional information, including updated or additional lists of Company Shareholders, information regarding beneficial ownership of Company Common Shares and lists of holdings and other assistance as Holdings or Parent may reasonably request.

(h) Treatment of Company Equity Awards. The Company Equity Awards and the Company Stock Plans shall be treated as contemplated by, and in the manner set forth in, the Plan of Arrangement.

(i) Securityholder Communications. The Company and Parent agree to cooperate in the preparation of presentations, if any, to Company Shareholders or other securityholders regarding the transactions contemplated by this Agreement, including the Arrangement, and the Company agrees to consult with Parent in connection with any communication or meeting with Company Shareholders or other securityholders that it may have; provided, however, that the foregoing shall be subject to the Company’s overriding obligations to make any disclosure or filing required by applicable Laws or stock exchange rules; and provided, further, that if the Company is required to make any such disclosure, it shall give Parent and its legal counsel a reasonable opportunity to review and comment thereon prior to the dissemination of any such disclosure and shall give reasonable consideration to all such comments; and provided, further, that restrictions set forth in this sentence shall not prevent the making of any filing or disclosure made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change.

(j) Withholding Taxes. Each of the Company, Holdings, Amalgamation Sub and the Arrangement Exchange Agent and any other Person that has a withholding obligation pursuant to the Arrangement (without duplication) shall be entitled to deduct and withhold from the Arrangement Consideration or any amount otherwise payable to a holder of Company Common Shares, Company Equity Awards or other Equity Interests of the Company pursuant to this Agreement and the Plan of Arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that the amount so required under applicable Tax Law to be deducted or withheld from the payment of Arrangement Consideration to a holder of Company Common Shares, Company Equity Awards or other Equity Interests of the Company exceeds the Arrangement Cash Consideration otherwise payable to the holder of such Company Common Shares, Company Equity Awards or other Equity Interests of the Company, each of the Company, Holdings, Amalgamation Sub and the Arrangement Exchange Agent (and any such other Person that has a withholding obligation pursuant to this Agreement) is hereby authorized to sell such portion of the Arrangement Share Consideration otherwise payable to the holder of such Company Common Shares, Company Equity Awards or other Equity Interests of the Company as is necessary to provide sufficient funds to the Company, Holdings, Amalgamation Sub or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement), as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Holdings, Amalgamation Sub or the Arrangement Exchange Agent (or

any such other Person that has a withholding obligation pursuant to this Agreement) shall notify such holder of such sale and remit (x) the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

(k) Rights Agreement. The Company and the Company Board of Directors shall take all action necessary, immediately prior to the Effective Time, to waive or otherwise render inapplicable the application of the Rights Agreement to the Arrangement and to ensure that the Rights Agreement does not interfere with or impede the success of the Arrangement.

Section 2.3 The Merger.

(a) The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, but after the Effective Time, Merger Sub shall be merged with and into Parent. At the Merger Effective Time, the separate corporate existence of Merger Sub shall cease and Parent shall continue as the surviving company in the Merger (the “Surviving Company”).

(b) Merger Effective Time.

(i) As soon as practicable on the Closing Date following the filing of the Articles of Arrangement with the Director and the Effective Time of the Arrangement, Parent and/or Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger, in accordance with, and in such form as is required by, the relevant provisions of the DGCL, with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree, in writing and specify in the Certificate of Merger in accordance with the relevant provisions of the DGCL; provided that the Merger shall become effective at the time contemplated in the Arrangement to the fullest extent possible (the time the Merger becomes effective being the “Merger Effective Time”).

(ii) The Merger will have the effects set forth in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate existence of Merger Sub shall cease and all of the assets, property, rights, privileges, powers and franchises of Parent and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Parent and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, in each case as provided under the DGCL.

(c) Certificate of Incorporation and Bylaws. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

(d) Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Merger Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Merger Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(e) Effect on Capital Stock.

(i) Conversion of Merger Sub Common Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger Effective Time held by Holdings and the Partnership, respectively, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Company, which shall be held directly or indirectly by Holdings and the Surviving Company shall further issue its shares to Holdings and to the Partnership in consideration of Holdings’ issuing the Holdings Consideration and the Partnership’s issuing the Exchangeable Security Consideration in accordance with Section 2.3(e)(iii).

(ii) Cancellation of Parent-Owned Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each Parent Common Share that is owned by Parent as treasury stock and each Parent Common Share that is owned directly by Holdings, Partnership or Merger Sub immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Parent Common Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties, subject to the proration procedures set forth in Section 2.3(f)(iii):

(A) each Non-Election Share issued and outstanding immediately prior to the Merger Effective Time (other than shares to be cancelled in accordance with Section 2.3(e)(ii)) shall be converted into the right to receive (x) 0.99 Holdings Common Shares (together with any additional Holdings Common Shares issued pursuant to Section 2.3(f)(iii), the “Holdings Consideration”) and (y) 0.01 Exchangeable Units, in each case, without interest, and

(B) each Exchangeable Election Share shall be converted into the right to receive one (1) Exchangeable Unit (together with Exchangeable Units issued in respect of each Non-Election Share in accordance with Section 2.3(e)(iii)(A)(y)) the “Exchangeable Security Consideration” and together with the Holdings Consideration, the “Merger Consideration”).

All such Parent Common Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Merger Effective Time represented any such Parent Common Share (each, a “Certificate”) and each holder, as of immediately prior to the Merger Effective Time, of a non-certificated outstanding Parent Common Share represented by book entry (“Parent Book Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration payable in respect of the Parent Common Shares represented by such Certificate or Parent Book Entry Share (as applicable) immediately prior to the Merger Effective Time to be delivered in accordance with Section 2.3(e)(iv). Notwithstanding the foregoing, if between the date of this Agreement and the Merger Effective Time the outstanding Holdings Common Shares, Parent Common Shares or Exchangeable Units shall have been changed into a different number of shares or units or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of Holdings Common Shares, Parent Common Shares or Exchangeable Units, as the case may be, will be equitably adjusted to provide to Parent and the holders of Parent Common Shares the same economic effect as contemplated by this Agreement prior to such event.

(iv) Fractional Shares. No certificates or scrip representing fractional shares of Holdings Common Shares or fractional Exchangeable Units shall be issued upon the conversion of Parent Common Shares pursuant to this Agreement. Notwithstanding any other provision of this Agreement, each holder of shares of Parent Common Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Holdings Common Shares or a fraction of an Exchangeable Unit (after taking into account (x) all shares of Parent

Common Shares exchanged by such holder and (y) and proration in accordance with Section 2.3(f)(iii) shall receive, in lieu thereof, cash (without interest) in an amount equal to (A) such fractional amount such holder would otherwise be entitled to receive multiplied by (B) an amount equal to the average of the closing sale prices of Parent Common Shares on the NYSE as reported in the Wall Street Journal for each of the ten (10) consecutive trading days ending with the second complete trading day prior to the Closing Date (not counting the Closing Date).

(f) Exchange of Certificates and Parent Book Entry Shares.

(i) Exchange Agent. Prior to the Merger Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Merger Effective Time, Holdings or Partnership, as applicable, shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of Certificates and Parent Book Entry Shares, for exchange in accordance with this Article 2 through the Exchange Agent (all such Holdings Common Shares and Exchangeable Units deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund”):

(A) certificates representing the aggregate number of Holdings Common Shares to be issued as Holdings Consideration (or, if uncertificated Holdings Common Shares will be issued, Holdings shall make appropriate alternative arrangements); and

(B) certificates representing the aggregate number of Exchangeable Units to be issued as Exchangeable Security Consideration (or, if uncertificated Exchangeable Units, Partnership shall make appropriate alternative arrangements).

(ii) Election Procedures.

(A) Each Person (other than Parent, the Company, Holdings, Partnership, Merger Sub or Amalgamation Sub) who on or prior to the Election Deadline is a holder of record of Parent Common Shares shall be entitled, with respect to all or a portion of such Parent Common Shares, to make an Exchangeable Election on or prior to the Election Deadline to receive only the Exchangeable Security Consideration on the basis set forth in this Agreement. Each Person receiving Exchangeable Security Consideration (whether in consideration for a Non-Election Share or an Exchangeable Election Share) pursuant to the Merger shall be deemed, by virtue of such receipt of such Exchangeable Security Consideration and without any further action on any such Person’s part, to have (1) executed the Partnership Agreement as a holder of an Exchangeable Unit and (2) agreed to the rights, privileges, restrictions and conditions of the Exchangeable Units, including the terms and conditions set forth in the Voting Trust Agreement.

(B) Partnership shall prepare an election form, in form and substance reasonably acceptable to Parent with such provisions as Parent may specify (the “Election Form”) pursuant to which a holder of record of Parent Common Shares may make an Exchangeable Election with respect to all or a portion of the Parent Common Shares held by such holder. Parent or Holdings shall mail, or shall cause the Exchange Agent to mail, the Election Form, together with the Joint Information Statement/Circular to holders of Parent Common Shares. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify the number of shares of such holder’s Parent Common Shares with respect to which such holder makes an Exchangeable Election (and, if relevant, the specific lot of Parent Common Shares to which such election relates) in connection with the Merger. Any Parent Common Share with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York City time, on the Business Day that is three (3) Business Days prior to the Closing Date (which date shall be publicly announced by Parent as soon as reasonably practicable but in no event less than five (5) Business Days prior to the anticipated Closing Date) (or such other time and date as Parent may specify) (the “Election Deadline”) shall be deemed to be a Non-Election Share. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled Election Deadline if necessary shall be at the discretion of Parent provided that at least one (1) Business Day of advance notice thereof shall have been provided.

(C) Parent shall make Election Forms available as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Parent Common Shares prior to the Election Deadline, and Parent shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein and as specified in any agreement with the Exchange Agent.

(D) Any election made pursuant to this Section 2.3(f)(ii) shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form prior to the Election Deadline. An Election Form with respect to Parent Common Shares shall be deemed properly completed only (i) with respect to Parent Common Shares represented by Certificates, if accompanied by one or more Certificates duly endorsed in blank or otherwise in form acceptable for transfer on the books of Parent or (ii) with respect to Parent Book Entry Shares, upon the Exchange Agent’s receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Parent Book Entry Shares as the Exchange Agent may reasonably request, collectively representing all Parent Common Shares covered by such Election Form, in each case together with duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form by submitting written notice that is received by the Exchange Agent on or prior to the Election Deadline. In the event an Election Form is revoked on or prior to the Election Deadline, the Parent Common Shares represented by such Election Form shall become Non-Election Shares and Parent shall cause the Certificates representing such Parent Common Shares or Parent Book Entry Shares to be promptly returned without charge to the Person submitting the Election Form upon such revocation or written request to that effect from the holder who submitted the Election Form; provided, however, that a subsequent election may be made with respect to any or all of such Parent Common Shares if the holder thereof complies with the procedures, terms and conditions set forth in this Section 2.3(f)(ii). In addition, all Exchangeable Elections shall automatically be revoked and all Certificates representing Parent Common Shares and Parent Book Entry Shares shall be promptly returned without charge if this Agreement is terminated in accordance with Article 9.

(E) Subject to the terms of this Agreement and the Election Form, the Exchange Agent, in consultation with Parent, shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Holdings, Partnership, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(iii) Proration. If the aggregate number of Exchangeable Units that would otherwise be issued as Exchangeable Security Consideration to Parent Shareholders in the aggregate based on the operation of Section 2.3(e)(iii) and the aggregate number of Exchangeable Elections in the absence of this Section 2.3(f)(iii) (the “Non-Prorated Exchangeable Units”) exceeds the Exchangeable Unit Election Number, then the Parent Common Shares shall be treated in the following manner:

(A) A unit proration factor (the “Exchangeable Unit Proration Factor”) shall be determined by dividing the Exchangeable Unit Election Number by the total number of Non-Prorated Exchangeable Units.

(B) Each holder of Parent Common Shares shall receive (i) a number of Exchangeable Units equal to the product of (x) the Exchangeable Unit Proration Factor multiplied (y) such Parent Shareholder’s number of Non-Prorated Exchangeable Units (the product of clauses (x) and (y), the “Prorated Exchangeable Units”) and (ii) a number of additional Holdings Common Shares equal to (x) such Parent Shareholder’s number of Non-Prorated Exchangeable Units minus (y) such Parent Shareholder’s number of Prorated Exchangeable Units.

(C) The number of Exchangeable Units that may be issued to holders of Parent Common Shares hereunder shall not exceed the number of such Exchangeable Units that would cause the fair market value of Holdings’ interest in the Partnership to be less than 50.1% of the fair market value of all equity interests in the Partnership (the “Exchangeable Unit Election Number”). The Exchangeable Unit Election Number shall be determined as of the Closing Date, taking into account the fair market value of all common units and preferred units in the Partnership to be held by Holdings as of immediately after the Merger Effective Time, but disregarding any contingent interests in the Partnership attributable to any options issued by Holdings, all as reasonably determined by Holdings.

(iv) Merger Consideration Received in Connection with Exchange.

(A) Promptly following the Merger Effective Time, Holdings shall send, or shall cause the Exchange Agent to send, to each record holder of Parent Common Shares at the Effective Time (other than any record holder of Parent Common Shares who has previously made (and not revoked) a valid Exchangeable Election with respect to all of such holder’s Parent Common Shares) a letter of transmittal together with instructions thereto (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or, in the case of Parent Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal).

(B) The holder of any Parent Common Shares shall be entitled to receive in exchange therefor the Merger Consideration into which such Parent Common Shares have been converted pursuant to Section 2.3(e) at the following time: (x) in the case of Exchangeable Election Shares, promptly following the Merger Effective Time and (y) in the case of Non-Election Shares; (i) with respect to Parent Common Shares represented by a Certificate, upon the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) with respect to Parent Book Entry Shares, upon the Exchange Agent’s receipt of an “agent’s message”, in each case together with a letter of transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent; provided that, in either case, any Exchangeable Security Consideration shall be delivered directly by the Partnership to the holder of Parent Common Shares. In the event of a transfer of ownership of Parent Common Shares that is not registered in the transfer records of Parent, the Merger Consideration may be issued to a transferee if the Certificate representing such Parent Common Share (or, with respect to Parent Book Entry Shares, proper evidence of such transfer) is presented to the Exchange

Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.3(e)(iv), each Certificate and Parent Book Entry Share shall be deemed at any time from and after the Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration such holder of Parent Common Shares is entitled to receive in respect of such shares pursuant to Section 2.3(e)(iii).

(v) No Further Ownership Rights in Parent Common Shares. The Merger Consideration issued and credited as fully paid in accordance with the terms of this Article 2 upon conversion of any Parent Common Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Parent Common Shares. From and after the Merger Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Parent Common Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, any Certificates formerly representing Parent Common Shares or Parent Book Entry Shares are presented to Holdings or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(vi) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Parent Common Shares for six (6) months after the Merger Effective Time shall be delivered to Holdings or its designee, and any holder of Parent Common Shares who has not theretofore complied with this Article 2 shall thereafter look only to Holdings for payment of its claim for Merger Consideration as unsecured creditors, without any interest thereon.

(vii) No Liability. None of the Parent Parties, the Company, the Surviving Company or the Exchange Agent or any of their respective Affiliates shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permissible under applicable Law, become the property of Holdings free and clear of any claims or interest of any Person previously entitled thereto.

(viii) Withholding Rights. Each of Parent, Holdings, Partnership, Merger Sub and the Exchange Agent and any other Person that has a withholding obligation pursuant to the Merger (without duplication) shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of Parent Common Shares or Parent Equity Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that amounts are so required under applicable Tax Law to be deducted or withheld from the payment of Merger Consideration to a holder of Parent Common Shares or Parent Equity Awards, each of the Parent, Holdings, Partnership, Merger Sub and the Exchange Agent (and any other Person that has a withholding obligation pursuant to this Agreement, without duplication) is hereby authorized to sell such portion of the Merger Consideration otherwise payable to the holder of such Parent Common Share or Parent Equity Awards as is necessary to provide sufficient funds to the Parent, Holdings, Partnership, Merger Sub or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement), as the case may be, to enable it to comply with such deduction or withholding requirement and the Parent, Holdings, Partnership, Merger Sub or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement) shall notify such holder of such sale and (x) remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

(ix) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdings or the Exchange Agent, the posting by such Person of a bond, in such reasonable and customary amount as Holdings or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(x) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Holdings Common Shares or units of Partnership with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Parent Book Entry Shares (as applicable) with respect to the Parent Common Shares represented thereby until such Certificate or Parent Book Entry Share (as applicable) has been surrendered in accordance with this Article 2. Subject to applicable Law and the provisions of this Article 2, following surrender of any such Certificate or Parent Book Entry Share (as applicable), there shall be paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, in addition to the Merger Consideration, at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the Merger Effective Time and a payment date on or prior to the date of this surrender and not previously paid.

(g) Parent Equity Awards.

(i) No later than immediately before the Merger Effective Time, Parent and Holdings shall take such actions as may be required to provide that:

(A) each Parent Option that is outstanding immediately prior to the Merger Effective Time shall, at the Merger Effective Time, be exchanged for an option to acquire, on the same terms and conditions as were applicable under such Parent Option immediately before the Effective Time (including, for the avoidance of doubt, with respect to vesting), a number of Holdings Common Shares equal to the number of Parent Common Shares subject to such Parent Option immediately before the Merger Effective Time at a price per share (rounded up to the nearest whole cent) equal to the exercise price per Parent Common Share otherwise purchasable pursuant to such Parent Option (each Parent Option as so adjusted, an “Exchanged Parent Option”); provided, however, that such conversion shall be effected in accordance with Section 424(a) of the Code; and

(B) each Parent RSU that is outstanding immediately prior to the Merger Effective Time shall, at the Merger Effective Time, be exchanged for a restricted stock unit, subject to the same terms and conditions as were applicable under such Parent RSU immediately before the Merger Effective Time (including, for the avoidance of doubt, with respect to vesting), with respect to a number of Holdings Common Shares equal to the number of Parent Common Shares subject to such Parent RSU immediately before the Merger Effective Time (each Parent RSU as so adjusted, an “Exchanged Parent RSU”).

(ii) At the Merger Effective Time, Holdings shall assume all the obligations of Parent under the Parent Stock Plans, each Exchanged Parent Option and Exchanged Parent RSU and the agreements evidencing the grants thereof.

(h) Bonus Swap Program. No later than immediately before the Merger Effective Time, Parent and Holdings shall take such actions as may be required to provide that:

(i) any then-current investment period under a Parent Bonus Swap Program shall continue in effect in accordance with its terms following the Merger Effective Time; provided that at the end of each such investment period, with respect to an applicable participant, such participant’s elected non-equity incentive compensation amount shall be used to purchase Holdings Common Shares and such participant shall be granted options to purchase Holdings Common Shares, in each case, in accordance with the terms of the applicable Parent Bonus Swap Program; and

(ii) the conversion of Parent Common Shares purchased by participants pursuant to a Parent Bonus Swap Program into Merger Consideration shall in no event be deemed a “sale” of any such Parent Common Shares for purposes of such Parent Bonus Swap Program or any related Parent Option award agreement.

Section 2.4 The Closing. The closing (the “Closing”) of the Arrangement and the Merger shall take place at the offices of Davies Ward Phillips & Vineberg LLP, located at 155 Wellington Street West, Toronto, Ontario, at 10:00 a.m., Toronto time, on a date to be specified by the Company and Parent, which shall be no later than the fifth (5th) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article 8 (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied or (to the extent permitted by Law) waived at the Closing), the Closing shall take place instead on the earlier to occur of (i) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (ii) the Business Day immediately following the last day of the Marketing Period, but in each case subject to the satisfaction or waiver of the conditions set forth in Article 8; provided further that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 8, if, and only in the event that, Parent is unable close solely because of the failure and refusal of the sources of the Debt Financing to fund the Debt Financing when all conditions to the Debt Financing being funded had been satisfied (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the time of funding) (a “Financing Failure”), then Parent shall be entitled to delay the Closing until the expiration of the Alternative Financing Period, if it delivers to the Company written notice of such a Financing Failure at least one (1) Business Day prior to the date on which Parent would otherwise be obligated to consummate the Closing pursuant to this Section 2.4 (a “Closing Failure Notice”), which Closing Failure Notice includes a certification of a senior executive officer of Parent that confirms that, as of such date of the Closing Failure Notice the Parent Parties would have consummated the Closing but for a Financing Failure (for the avoidance of doubt, the Parent Parties shall not be obligated to waive any of the conditions for their benefit in Article 8); and provided, further, that notwithstanding anything to the contrary hereunder, the Parent Parties shall be entitled to no more than one (1) Alternative Financing Period. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.5 Parent Shareholder Actions; Preparation of Joint Information Statement/Circular and Form S-4.

(a) As soon as practicable upon receipt of the Parent Shareholder Voting Agreement and the Parent Shareholder Consent, Parent will provide the Company with a copy of such document. In connection with the Parent Shareholder Consent, Parent shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228, the Parent Certificate of Incorporation and the Parent Bylaws.

(b) As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the Canadian securities administrators and the SEC (and, if applicable, any other Governmental Authority) (i) mutually acceptable materials which shall include (A) the Circular, which shall also constitute the proxy statement relating to the matters to be submitted to the Company Shareholders at the Company Meeting, which shall include (in form and substance acceptable to the Company) matters relating to the Equity Financing as Parent shall reasonably request, as and to the extent required under applicable Law or stock exchange listing requirements in order to consummate the Equity Financing in accordance with its terms (which for the avoidance of doubt shall not in any event increase conditionality to the Closing, it being understood that anything related to such matters, including whether or not approved at any shareholders meeting, shall not in any event be a condition to the consummation of the transactions contemplated hereby, including the Arrangement and the Merger), together with any other documents required by the CBCA or applicable Laws in connection with the Company Meeting and (B) the Information Statement as contemplated by Rule 14c-2 under the 1934 Exchange Act (clauses (A) and (B), collectively, together with any amendments or supplements thereto, the “Joint Information Statement/Circular”) and (ii) a registration statement on Form S-4 (of which the Joint Information Statement/Circular will form a part) with respect to the issuance of Holdings Common Shares in the Arrangement and the Merger and Exchangeable Units (in respect of the Merger) (the “Form S-4”).

(c) Each Party will provide legal counsel and other advisors to the other Party with a reasonable opportunity to review and comment on drafts of the Form S-4, including the Joint Information Statement/Circular and other documents related to the Company Meeting, the Parent Shareholder Voting Agreement or the Parent Shareholder Consent, as applicable, prior to filing such documents with the applicable Governmental Authorities or mailing such documents to the Company Shareholders or the Parent Shareholders, as applicable. No filing or mailing of, or amendment or supplement to, the Joint Information Statement/Circular or Form S-4, as applicable, will be made by any Party without the consent of the other Parties, which will not be unreasonably withheld, conditioned or delayed; provided, however, that the foregoing shall not apply to any filings with the SEC deemed to supplement the Joint Information Statement/Circular or the Form S-4 or any document which forms a part thereof through its incorporation by reference therein.

(d) Each of the Parties shall use reasonable best efforts to have the Joint Information Statement/Circular cleared by the SEC (and, if applicable, any other Governmental Authority) and the Form S-4 to be declared effective as promptly as practicable by the SEC (and, if applicable, any other Governmental Authority), and to keep the Form S-4 effective as long as is necessary to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger. As promptly as practicable after such clearance and declaration of effectiveness, the Company and Parent shall, unless otherwise agreed to by the Parties, cause the Joint Information Statement/Circular and other documentation required in connection with the Company Meeting and the Parent Shareholder Consent to be sent contemporaneously to (x) in the case of the Company, such Persons as required by the Interim Order and applicable Laws and (y) in the case of Parent, each holder of Parent Common Shares, as required by applicable Laws. Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Information Statement/Circular or the Form S-4, as applicable, received from the SEC or any relevant Canadian securities administrators.

(e) Each Party shall use its reasonable best efforts to ensure that the Joint Information Statement/Circular and the Form S-4 comply in all material respects with applicable Laws and the rules and regulations of the SEC and Canadian securities administrators applicable thereto and make available to the other Party such information as is reasonably necessary to comply therewith, including with respect to the preparation and inclusion of any required pro forma or audited financial information. Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Information Statement/Circular or the Form S-4 prior to filing such amendment or supplement with the SEC or any relevant Canadian securities administrators, and each Party will provide the other Party with a copy of all such filings made with the SEC or any relevant Canadian securities administrators.

(f) Each Party shall furnish all information concerning it and the holders of its Equity Interests as may be reasonably requested in connection with the preparation and filing of the Joint Information Statement/Circular or the Form S-4. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Holdings Common Shares and/or the Exchangeable Units issuable in connection with the Arrangement and the Merger, as applicable, for offering or sale in any jurisdiction, or any request by the SEC or any relevant Canadian securities administrators (or, if applicable, any other Governmental Authority) for amendment of the Joint Information Statement/Circular or the Form S-4.

(g) If, at any time prior to the Closing, any information relating to any of the Parties or their respective Affiliates, officers or directors is discovered by any Party, and either Party could reasonably believe that such information is required to be or should be set forth in an amendment or supplement to the Joint Information Statement/Circular or the Form S-4 so that the Joint Information Statement/Circular or Form S-4, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law or the rules and regulations of the SEC or any relevant Canadian securities administrators, an appropriate amendment or supplement describing such information, the Parties hereto shall cause to be promptly filed with the SEC and Canadian securities administrators (or, if applicable, any other Governmental Authority) and, to the extent required by Law, disseminated to the Company Shareholders and the Parent Shareholders.

(h) The Joint Information Statement/Circular shall include:

(i) subject to the terms and conditions set forth in Section 6.4, the Company Recommendation (unless the Company shall have effected a Company Adverse Recommendation Change in accordance with the terms of this Agreement), the Company Fairness Opinions, the rationale for the Company Recommendation (unless the Company shall have effected a Company Adverse Recommendation Change in accordance with the terms of this Agreement) and a statement that, to the Knowledge of the Company, each director of the Company intends to vote all Company Common Shares held by him or her in favor of the Arrangement Resolution at the Company Meeting; and

(ii) the Parent Fairness Opinion, the rationale for the Parent Recommendation, a copy of the Parent Shareholder Voting Agreement and the form of Parent Shareholder Consent.

Section 2.6 Company Meeting.

(a) The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Meeting in accordance with the Company Articles of Incorporation, the Company Bylaws, the Interim Order and applicable Law, as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the Company Shareholder Approval.

(b) Subject to the terms of this Agreement (including Section 6.4), the Company shall (i) use its reasonable best efforts to solicit from the Company Shareholders proxies in favor of the approval of the Arrangement Resolution and take all other actions reasonably requested by Parent to obtain the approval of the Arrangement by the Company Shareholders, if so requested and at Parent’s expense, including using the services of investment dealers and proxy solicitation agents, and cooperating with any Persons engaged by Parent, to solicit proxies in favor of the approval of the Arrangement Resolution and take all other actions reasonably requested by Parent to obtain the Company Shareholder Approval and such other matters as may be necessary to be approved in connection with the Merger and (ii) permit Parent to assist, and consult with Parent and keep Parent apprised, with respect to such solicitation and other related actions. The Company shall, prior to the Company Meeting, keep Parent reasonably informed of the number of proxy votes received in respect of matters to be acted upon at the Company Meeting, and in any event shall provide such number promptly upon the request of Parent or its Representatives.

(c) The Company shall not adjourn, postpone, delay or cancel (or propose for adjournment, postponement, delay or cancellation) the Company Meeting without Parent’s prior written consent; provided that the Company shall be permitted to adjourn, delay or postpone convening the Company Meeting if (A) the failure to adjourn, delay or postpone the Company Meeting would not, based upon the advice of outside legal counsel, allow sufficient time under applicable Law for the distribution of any required supplement or amendment to the Joint Information Statement/Circular or Form S-4 or (B) in accordance with Section 6.4(e), (C) in accordance with Section 8.5, or (D) as of the time the Company Meeting is scheduled to occur (as set forth in the Interim Order), there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, but only until the Company Meeting can be held at which there are a sufficient number of Company Common Shares represented to constitute a quorum; provided that the Company Meeting shall not be postponed or adjourned to a date that is more than fifteen (15) days after the date for which the Company Meeting was originally scheduled.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in any Company Public Disclosure Record, other than any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” or disclosures contained in the Company Public Disclosure Record under any other captions to the extent the disclosures are predictive, cautionary or forward-looking in nature, but it being understood that this clause (i) shall not be applicable to Section 3.3 (Capital Structure), Section 3.4 (Authority; Recommendation), Section 3.23 (Information Supplied), Section 3.25 (Takeover Statutes), Section 3.26 (Brokers and Other Advisors) and Section 3.27 (Opinions of Financial Advisors), or (ii) as set forth in the Company Disclosure Letter, the Company represents and warrants to the Parent Parties as follows:

Section 3.1 Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to carry on its business as presently conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True and complete copies of the Articles of Incorporation of the Company (the “Company Articles of Incorporation”) and the Amended and Restated By-law No. 1 of the Company (the “Company Bylaws”), in each case as in effect on the date of this Agreement, are included in the Company Public Disclosure Record or have otherwise been made available to Parent prior to the date hereof.

Section 3.2 Subsidiaries. The chart attached to Section 3.2 of the Company Disclosure Letter sets forth, as of the date set forth therein, each Subsidiary of the Company. All the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other Equity Interests in, any corporation, partnership, joint venture, association or other entity. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which any Subsidiary of the Company is a party or by which any of them is bound (a) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, any Subsidiary of the Company, (b) obligating any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (c) giving any Person the right to receive any economic interest of a nature accruing to the holders of capital stock of any of the Company’s Subsidiaries, except, in each case, options, warrants, rights, convertible or exchangeable securities and stock-based performance units issued to officers or employees of the Subsidiaries in the ordinary course.

Section 3.3 Capital Structure.

(a) The authorized capital of the Company consists of an unlimited number of Company Common Shares, one Class A preferred share (the “Company Class A Preferred Share”) and an unlimited number of preferred shares, issuable in series (the “Company Preferred Shares”). At the close of business on August 22, 2014 (the “Capitalization Date”), (i) 132,619,671 Company Common Shares were issued and outstanding, (ii) 2,900,000 Company Common Shares were reserved and available for issuance pursuant to the Company Stock Plans, and pursuant to such Company Stock Plans (A) 1,623,094 Company Common Shares were subject to outstanding Company Options with related Company SARs, (B) 316,429 Company Common Shares were subject to outstanding Company RSUs and (C) 125,814 Company Common Shares were subject to outstanding Company PSUs (assuming achievement of applicable performance goals at the maximum level of performance), (iii) 158,108 Company Common Shares were subject to outstanding Company DSUs (Company Options together with Company SARs, Company RSUs, Company PSUs and Company DSUs, the “Company Equity Awards”), (iv) the Company Class A Preferred Share was not outstanding, and (v) no Company Preferred Shares were outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or Equity Interests in the Company were issued, reserved for issuance or outstanding. From the Capitalization Date, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of or Equity Interests in the Company (including Company Equity Awards), other than issuances of Company Common Shares pursuant to Company Equity Awards outstanding on the Capitalization Date, and (y) there have been no issuances by the Company of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Shares, other than issuances pursuant to Company Equity Awards outstanding on the Capitalization Date.

(b) Section 3.3 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Equity Awards outstanding under the Company Stock Plans (or otherwise), including the Company Stock Plan under which each such Company Equity Award was granted, employee number, grant price, number of Company Common Shares, and number of Company Equity Awards unvested, as applicable.

(c) All outstanding Company Common Shares are, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Capitalization Date, there were no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (iii) giving any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Shares, and since the Capitalization Date, none of the foregoing has been issued. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, other than pursuant to the Company Stock Plans, the Company Equity Awards and the 2014 Share Repurchase Program and the Company’s Direct Share Purchase and Dividend Reinvestment Plan.

(d) The “Separation Time”, a “Flip-in Event” or a “Stock Acquisition Date” (as such terms are defined in the Rights Agreement) and any event or occurrence described in Article 3 of the Rights Agreement does not occur or will be deemed to have occurred, in each case, as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement and the Merger.

Section 3.4 Authority; Recommendation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated by this Agreement and thereby, subject, in the case of the Arrangement, to receipt of the Interim Order (and approvals required thereunder), the Final Order (and approvals required thereunder) and the Company Shareholder Approval. The execution and delivery of this Agreement and the other agreements contemplated hereby by the Company and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company subject, in the case of the Arrangement, to receipt of the Interim Order (and approvals required thereunder), the Final Order (and approvals required thereunder) and the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Parent Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(b) The Company Board of Directors, at a meeting duly called and held, has unanimously determined that the consideration to be provided to the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders and is in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Company Shareholders vote in favor of the Arrangement Resolution.

Section 3.5 Non-Contravention. The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby do not, and the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement and thereby and compliance with the provisions of this Agreement and the other agreements contemplated hereby will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by a Parent Party), any provision of (a) the Company Articles of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of Parent set forth in Article 4 and Article 5, (i) any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Order, in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of the Company or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Authorization, Order or waiver of, action or nonaction by, or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby by the Company or the consummation by the Company of the Arrangement, the Merger or the other transactions contemplated by this Agreement, except for (A) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order, (B) the Final Order, and any filings required in order to obtain the Final Order, (C) such filings and other actions required under applicable Canadian Securities Laws and U.S.

Securities Laws (including any state or provincial securities Laws) and the rules and policies of the TSX and NYSE, in each case, as are contemplated by this Agreement, including the filing with the SEC and Canadian securities administrators (and, if applicable, any other Governmental Authority) of the Joint Information Statement/Circular and the Form S-4, (D) the Required Regulatory Approvals, or (E) any other Authorizations, Orders, Permits, filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger.

Section 3.6 Securities Laws Matters; Financial Statements; Undisclosed Liabilities.

(a) The Company is (i) a “reporting issuer” within the meaning of applicable Canadian Securities Laws in all provinces and territories of Canada, (ii) a foreign private issuer within the meaning of the 1934 Exchange Act, and (iii) not on the list of reporting issuers in default under applicable Canadian Securities Laws, and neither the SEC nor any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is in compliance in all material respects with applicable Canadian Securities Laws and applicable U.S. Securities Laws. Trading in the Company Common Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the Knowledge of the Company, threatened. Except as set forth in this Section 3.6 or on Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to continuous disclosure or other public reporting requirements under any securities Laws other than under Canadian Securities Laws and the Exchange Act.

(b) The Company has filed all material reports, schedules, forms, statements and other documents with Canadian securities administrators or the SEC required to be filed by the Company pursuant to Canadian Securities Laws or U.S. Securities Laws since August 1, 2012. As of their respective effective dates (in the case of Company Public Disclosure Records that are registration statements filed pursuant to the requirements of the 1933 Securities Act) and as of their respective dates of filing (in the case of all other Company Public Disclosure Records), the Company Public Disclosure Records complied as to form in all material respects with the requirements of Canadian Securities Laws and U.S. Securities Laws, as the case may be, and the rules and regulations of Canadian securities administrators and the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with Canadian securities administrators or the SEC prior to the date of this Agreement, as of such respective dates, none of the Company Public Disclosure Records contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff or staff of any Canadian securities administrator with respect to any of the Company Public Disclosure Records. To the Knowledge of the Company, as of the date hereof, none of the Company Public Disclosure Records is the subject of any ongoing review or outstanding investigation by any Canadian securities administrator or the SEC.

(c) The Company Financial Statements complied when filed as to form in all material respects with Canadian Securities Laws, U.S. Securities Laws and the published rules and regulations of the Canadian securities administrators and the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the period involved except (i) as otherwise stated in the notes to such statements or, in the case of the Company Annual Financial Statements, in the auditor’s report thereon and (ii) that the Company Interim Financial Statements are subject to normal period-end adjustments and may omit certain financial statement footnote disclosures (none of which are material to the Company and its Subsidiaries taken as a whole). The Company Financial Statements fairly present in all material respects the consolidated financial position of the

Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the Company Interim Financial Statements, to normal period-end adjustments and the absence of footnotes (none of which are material to the Company and its Subsidiaries taken as a whole)).

(d) Except for matters reflected or reserved against in the most recent audited consolidated balance sheet of the Company (or the notes thereto) included in the Company Public Disclosure Record, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business, (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Internal Controls.

(a) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since August 1, 2012, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided to Parent copies of any material written materials relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from August 1, 2012 to the date of this Agreement.

(b) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Exchange Act) and such disclosure controls and procedures are designed so that material information relating to the Company required to be included in reports filed under the 1934 Exchange Act, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the 1934 Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c) Since August 1, 2012, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of the Company.

(d) Neither the Company nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the 1933 Securities Act).

(e) There have not been during the preceding three (3) years any transactions, Contracts or understandings or series of related transactions, Contracts or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, or if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Securities Act that have not been disclosed in the Company Public Disclosure Record filed prior to the date hereof.

(f) To the Knowledge of the Company, no related party of the Company is entitled to receive as a consequence of the Arrangement, the Merger or the other transactions contemplated by this Agreement any collateral benefit, other than a benefit described in paragraph (c) of the definition of collateral benefit where either (i) the related party, together with its associated entities beneficially owns or exercises control or direction over less than one percent of the outstanding Company Common Shares or (ii) the requirements of clause (c)(iv)(B)(I) and (II) of the definition of collateral benefit have been satisfied with respect to that benefit and the Company will provide the disclosure contemplated by clause (c)(iv)(B)(III) in the definition of collateral benefit in the Joint Information Statement/Circular. The terms “related party”, “associated entity” and “collateral benefit” are used in this paragraph as defined in Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions.

Section 3.8 Absence of Certain Changes or Events. Between December 29, 2013 and the date of this Agreement, (a) there has not been any fact, circumstance, change, effect, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect, and (b) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business, and, except as set forth in Section 3.8 of the Company Disclosure Letter, there has not been any circumstance, action or activity, which, if taken after the date hereof, would be a violation of Section 6.1(b)(ii), Section 6.1(b)(iii), Section 6.1(b)(iv), Section 6.1(b)(viii) or Section 6.1(b)(xxi).

Section 3.9 Litigation. There is no suit, claim (or counterclaim), litigation, action, charge, complaint, arbitration, mediation, grievance or other proceeding brought, conducted or heard by or before any court or other Governmental Authority (each, a “Litigation”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no Order outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. This Section 3.9 does not relate to tax matters, which are the subject of Section 3.14 or environmental matters, which are the subject of Section 3.17(a).

Section 3.10 Contracts.

(a) Except for this Agreement and for Contracts filed as an exhibit to the Company Public Disclosure Record, Section 3.10 of the Company Disclosure Letter sets forth a true and complete list of, as of the date of this Agreement, each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Securities Act (any such Contract, a “Company Material Contract”).

(b) As of the date of this Agreement, the Company has made available to Parent true and complete copies of each Company Material Contract. Each of the Company Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 3.10 does not relate to Company Benefit Agreements or Company Benefit Plans, which are the subject of Section 3.13, real property leases, which are the subject of Section 3.15, or agreements entered into with franchisees, which are the subject of Section 3.19.

Section 3.11 Compliance with Laws.

(a) Each of the Company and its Subsidiaries is, and has been since August 1, 2012, in compliance with all Laws applicable to its business or operations (including Franchise Laws and Relationship Laws), in each case except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 3.11 does not relate to compliance with securities Laws or financial statements, which are the subject of Section 3.6, internal controls, which are the subject of Section 3.7, employee benefit matters which are the subject of Section 3.13, tax matters which are the subject of Section 3.14 or environmental matters which are the subject of Section 3.16(a).

(b) Each of the Company and its Subsidiaries has in effect all approvals, authorizations, registrations, licenses, certificates, exemptions, permits and consents of Governmental Authorities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice that any Authorizations will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) The term “Franchise Laws” means the FTC Rule and any other Law regulating the offer or sale of franchises, including any pre-sale registration or disclosure Law. The term “FTC Rule” means the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising”, 16 CFR Part 436. The term “Relationship Laws” means any franchise termination, non-renewal, unfair practices or relationship Laws, including the requirements of such Laws with respect to the notice of default, time to cure and the actual termination of any franchisee or business opportunity operator.

Section 3.12 Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization, union or association. There are not, to the Knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries pending or threatened and no such activities have occurred in the past five (5) years, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There are no strikes, slowdowns, work stoppages, lockouts, or other material labor disputes pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries and no such disputes have occurred within the past five (5) years. Except as contemplated by this Agreement, to the Knowledge of the Company, no director, executive, other key employee or group of employees has any present intention to terminate his, her, or their employment with the Company or any of its Subsidiaries (that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect). Since August 1, 2012, neither the Company nor any of its Subsidiaries has implemented any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

Section 3.13 Employee Benefit Matters.

(a) Section 3.13(a) of the Company Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement. Each Company Benefit Plan and Company Benefit Agreement, in each case, that primarily covers workers located in the United States, has been administered and funded in compliance with its terms and with applicable Law (including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code), other than instances of noncompliance that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (to the extent applicable): (i) the current plan document for each material Company Benefit Plan and each material

Company Benefit Agreement, other than any Company Benefit Plan or Company Benefit Agreement that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, in which case a redacted copy or summary description of any such Company Benefit Plan or Company Benefit Agreement has been made available, (ii) the most recent annual report on Form 5500 as filed, in each case with respect to each material Company Benefit Plan (if any such report was required by applicable Law), (iii) each current material trust agreement relating to any material Company Benefit Plan, (iv) the most recent summary plan description, if any, required under ERISA with respect to each material Company Benefit Plan and material Company Benefit Agreement, and (v) the most recent actuarial reports and/or financial statements (as applicable) relating to each material Company Benefit Plan and material Company Benefit Agreement.

(c) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS, and, to the Knowledge of the Company, no event has occurred that could reasonably be expected to cause the loss of or adversely affect any such qualification, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Section 3.13(d) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Company Benefit Plan and material Company Benefit Agreement that provides health or life insurance benefits to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries or to any other Person after retirement or other termination of service (other than coverage or benefits required to be provided under Section 4980B of the Code or any similar Law for which the full premium cost of such coverage is paid by the covered participant or beneficiary).

(e) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Controlled Group Liability has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries or ERISA Affiliates, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(f) Neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to or otherwise participates in or has any current or contingent liability or obligation with respect to (i) any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no proceeding, claim, action or lawsuit relating to any Company Benefit Plan or Company Benefit Agreement has been asserted, instituted or, to the Knowledge of the Company, threatened (other than routine claims for benefits and appeals of such claims), (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) has occurred or is reasonably expected to occur with respect to any of the Company Benefit Plans that primarily covers workers located in the United States, and (iii) no Company Benefit Plan or Company Benefit Agreement is under, and neither the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or, to the Knowledge of the Company, any other Governmental Authority relating to any Company Benefit Plan or Company Benefit Agreement.

(h) The consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement, alone or in combination with any other event (where such other event would not alone have an effect described in this sentence), will not give rise to any material liability under any material Company Benefit Plan or material Company Benefit Agreement, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment, funding or vesting or increase the amount of compensation or benefits due to any employee, officer or director of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Subsidiaries under any Company Benefit Plan or Company Benefit Agreement, or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any taxes imposed under Section 4999 or 409A of the Code.

(i) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan or Company Benefit Agreement that primarily covers workers located outside of the United States (each, a “Foreign Company Plan”), has been established, registered, qualified, funded, invested, operated and administered in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment. To the Knowledge of the Company, no event has occurred with respect to any Foreign Company Plan that is intended to be registered that would result in the revocation of the registration of such Foreign Company Plan or entitle any Person (without the consent of the Company) to wind up or terminate any Foreign Company Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Foreign Company Plan except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(j) The term “Company Benefit Agreement” means each employment, individual consulting, indemnification, change in control, severance, termination or other compensation agreement or arrangement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, service provider, officer or director of the Company or any of its Subsidiaries, on the other hand (but excluding any Company Benefit Plans), pursuant to which the Company or any of its Subsidiaries has any continuing obligations, other than any agreement or arrangement mandated by applicable Law. The term “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other compensation or benefit plan, policy, program, arrangement or understanding (but excluding any Company Benefit Agreement), in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent obligation or liability, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) any plan, policy, program, arrangement or understanding mandated by applicable Law.

Section 3.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Authority and all such Returns are true, complete and correct.

(b) The Company and each of its Subsidiaries has: (i) duly and timely paid all Taxes due and payable by it other than such Taxes that are being contested in good faith and in respect of which adequate reserves have been established in accordance with GAAP in the Company Interim Financial Statements; (ii) duly and timely withheld all Taxes and other amounts required by applicable Tax Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority all such withheld Taxes and other amounts required by applicable Tax Laws to be remitted by it; and (iii) duly and timely collected all amounts on account of sales or transfer Taxes, including goods and services, harmonized sales, value added and federal, provincial, state or territorial sales Taxes, required by applicable Tax Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority all such collected Taxes required by applicable Tax Laws to be remitted by it.

(c) No audit, action, investigation, refund litigation, matter in controversy, examination, deficiency, proposed adjustment or other Litigation (any “Proceeding”) is pending or is being threatened in writing with respect to Taxes or Returns of the Company or any of its Subsidiaries.

(d) The charges, accruals, and reserves for Taxes reflected on the Company Interim Financial Statements (whether or not due and whether or not shown on any Return but excluding any provision for deferred income Taxes) are adequate under GAAP to cover Taxes of the Company and each of its Subsidiaries accruing through the date of such Company Interim Financial Statements.

(e) There are no Liens for Taxes on the property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(f) The Company is a taxable Canadian corporation as defined in the Tax Act. In the last three (3) years, no claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns to the effect that such entity is or may be subject to taxation by such jurisdiction.

(g) Neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 or sections 159 or 160 of the Tax Act (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor or by contract.

(h) No private letter rulings, technical advice memoranda, closing agreement, or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(j) Neither the Company nor any of its non-U.S. Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

Section 3.15 Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to such Company Owned Real Property, and all real property owned by the Company and its Subsidiaries relating to a restaurant, in each case free and clear of all Liens, except for Permitted Liens. “Company Owned Real Property” means all real property, other than real property relating to a restaurant, owned, as of the date of this Agreement, by the Company or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or a Subsidiary of the Company has a good and valid title to a leasehold or subleasehold estate in each Company Specified Leased Real Property and all leased real property relating to a restaurant, (ii) each Company Specified Real Property Lease and each lease of real property relating to a restaurant is valid, binding and in full force and effect; and

(iii) neither the Company nor any of its Subsidiaries that is party to each Company Specified Real Property Lease, nor to the Knowledge of the Company, any other party to each Company Specified Real Property Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither the Company nor any of its Subsidiaries has received or given any written notice of any material breach or default under each Company Specified Real Property Lease which default continues on the date of this Agreement. “Company Specified Real Property Leases” means all leases, subleases and licenses (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) of real property under which, as of the date of this Agreement, the Company or any of its Subsidiaries is a tenant, licensee or a subtenant of any leasehold or subleasehold estate and other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property, other than (x) with respect to real property relating to a restaurant and (y) leases that do not provide for annual rent in excess of C$300,000 (“Company Specified Leased Real Property”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Company Specified Real Property Landlord Lease is valid, binding and in full force and effect and (ii) neither the Company nor any of its Subsidiaries that is party to each Company Specified Real Property Landlord Lease, nor to the Knowledge of the Company, any other party to each Company Specified Real Property Landlord Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither the Company nor any of its Subsidiaries has received or given any written notice of any material breach or default under such Company Specified Real Property Landlord Lease which default continues on the date of this Agreement. “Company Specified Real Property Landlord Leases” means all leases, licenses, subleases or similar agreements under which, as of the date of this Agreement, the Company or any of its Subsidiaries conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Company Owned Real Property or portion thereof, other than (x) leases, licenses, subleases and similar arrangements with respect to real property relating to a restaurant and (y) leases, licenses, subleases and similar arrangements that do not provide for annual rent in excess of C$300,000.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete (in all material respects) list, as of the date of this Agreement, of all issued and registered Intellectual Property (including Internet domain names) or applications for issuance and registration of any Intellectual Property owned by the Company or any of its Subsidiaries (indicating for each, as applicable, the owner(s), jurisdiction and, as applicable, the application, patent or registration number and date). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid and enforceable right to use all Intellectual Property used in, or that is necessary for, the conduct of the business of the Company or any of its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property”) and free and clear of any Liens, except Permitted Liens. All material issued and registered Company Intellectual Property owned by the Company or any of its Subsidiaries and set forth in Section 3.16(a) of the Company Disclosure Letter, including all registrations for the trademarks and service marks TIMBITS and TIM HORTONS in the jurisdictions set forth on Section 3.16(a) of the Company Disclosure Letter for and to the extent such registrations cover any of the core products and or services of the Company and any of its Subsidiaries are valid, subsisting, and enforceable and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the transactions contemplated by this Agreement (including the Arrangement and the Merger) shall not impair the right, title, or interest of the Company or any its Subsidiaries in or to any Company Intellectual Property, and all of the Company Intellectual Property shall be owned or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no claims or other suits, actions or proceedings are currently pending (or were previously pending at any time since August 1, 2012 and remain unresolved) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that the Company or any of its Subsidiaries or the operation of the Company’s or any of its Subsidiaries’ respective businesses (including through any Company Franchisee or other licensee) has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person, or that contest the validity, use, registerability, ownership or enforceability of any of the Company Intellectual Property (including any cancellation, opposition or similar proceedings), and, to the Knowledge of the Company, there is no reasonable basis for any such claim. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the use of any Company Intellectual Property, nor the operation of the Company’s or any of its Subsidiaries’ respective businesses (including through any Company Franchisee or other licensee), infringes, misappropriates, dilutes or otherwise violates, or has at any time since August 1, 2012, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property of any other Person. As of the date of this Agreement, no Person is infringing, misappropriating, diluting or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company Intellectual Property owned by the Company or any of its Subsidiaries is not subject to any outstanding consent, settlement, lien, decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to materially impair the continued operation of the Company and its Subsidiaries businesses in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain and protect the value, secrecy and confidentiality of its trade secrets and other material confidential information and to maintain, protect and enforce the other Company Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and has been to the extent required by Law, in compliance with its posted privacy policies and all other related notices, policies and programs and all applicable data protection, privacy and other applicable Laws regarding the collection, use, storage, distribution, transfer, import, export, disposal or disclosure (in any form or medium) of any personally identifiable information, (ii) each of the Company and its Subsidiaries is, and has been confirmed by an independent security assessor to be, in compliance with the Payment Card Industry Data Security Standard during its last auditing period for such compliance, and (iii) since January 1, 2014, to the Knowledge of the Company, there have not been any incidents of data security breaches.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the information technology systems, including the software, hardware, databases, networks, servers and related assets, owned, leased or licensed by the Company and its Subsidiaries, are sufficient for the operation of the business; and (ii) the Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities.

(f) The term “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, including: (i) any patent or patent application (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent disclosure or other patent right, (ii) any trademark, service mark, trade name, business name, brand name, Internet domain name, slogan, logo, trade dress and all other indicia of origin, together with all goodwill associated therewith, and all registrations, applications for registration, and renewals for any of the foregoing, (iii) any copyright, work of authorship (whether or not copyrightable), design, design registration, database rights, and all registrations, applications for registration, and renewals for any of the foregoing (and including in all website content and software), and (iv) any trade secrets and know-how.

Section 3.17 Environmental Matters.

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and has for the past five (5) years been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iv) none of the Company or any of its Subsidiaries has Released or exposed any Person to, any Hazardous Materials, and no Hazardous Materials have been Released at, on, under or from any of the Company Owned Real Property, the Company Specified Leased Real Property, in a manner that would reasonably be expected to result in an Environmental Claim against the Company or any of its Subsidiaries.

(b) The term “Environmental Claims” means any Orders, Litigations or written notices of noncompliance by or from any Governmental Authority or any other Person alleging liability arising out of the Release of any Hazardous Material or the failure to comply with any Environmental Law or any Authorization issued thereunder. The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources or human exposure to Hazardous Materials. The term “Hazardous Materials” means any materials or wastes that are listed or defined in relevant form, quantity, concentration or condition as hazardous substances, hazardous wastes, hazardous materials, extremely hazardous substances, toxic substances, pollutants, contaminants or terms of similar import under any applicable Environmental Law. The term “Release” means any release, spill, emission, leaking, pumping, emitting, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

Section 3.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 3.19 Franchise Matters.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) development agreements in which the Company or any of its Subsidiaries has granted exclusive rights to develop or operate two or more “TIM HORTONS” Shops or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas and (ii) master franchise agreements (collectively, the “Company Specified Agreements”), in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or their properties is bound (other than any such agreements between a Person and its Subsidiaries or among its Subsidiaries) and that grant or purport to grant to any Person the right to develop or operate two or more “TIM HORTONS” Shops or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas any of the following (each, a “Company Franchise”): “TIM HORTONS” Shops. For the avoidance of doubt, the terms

Company Specified Agreements and Company Franchise expressly exclude any unit franchise agreement(s) granting a Person the right to develop or operate a single unit “TIM HORTONS” Shop within one or more countries, states, provinces or other significant geographic areas.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a true and complete list of the top twenty-five Company Franchisees based upon the total royalties paid by each such Company Franchisee to the Company or its Subsidiaries during the fiscal year 2013.

(c) Each of the Company Specified Agreements is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no default under any Company Specified Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.19(c) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created from any action taken by a Parent Party) or any right of rescission or set-off under, any provision of any Company Specified Agreement other than any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Section 3.19(d) of the Company Disclosure Letter sets forth a true and complete list of all Company FDDs that the Company or any of its Subsidiaries have used to offer or sell Company Franchises within Canada or the United States at any time since January 1, 2014. The Company has made available to Parent true and complete copies of each such Company FDD. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since August 1, 2013, the Company and its Subsidiaries have not, in any such Company FDD or in any registration, application or filing with any Governmental Authority under any Canadian or United States Franchise Law, made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e) Neither the Company nor any of its Subsidiaries is subject to any judgment that would prohibit or restrict the offer or sale of Company Franchises in any jurisdiction.

(f) To the Knowledge of the Company, all funds administered by or paid to the Company or any of its Subsidiaries by or on behalf of one or more Company Franchises at any time since August 1, 2013, including funds that Company Franchises contributed for advertising and promotion and rebates and other payments made by suppliers and other third parties on account of Company Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance in all material respects with the applicable franchise agreements, except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(g) Either the Company FDD or Section 3.19(g) of the Company Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints or disputes, or other Litigations which are pending or, to the Knowledge of the Company, threatened (i) from any Company Franchisee or association purporting to represent a group of Company

Franchisees, or (ii) from any other Company Franchisee except where such Litigation, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(h) The term “Company FDD” means any franchise disclosure document used by the Company or any of its Subsidiaries in connection with the offer or sale of Company Franchises in the United States or Canada. The term “Company Franchisee” means a Person other than the Company or any of its Subsidiaries that is granted a right (whether directly by the Company or any of its Subsidiaries or by another Company Franchisee) to develop or operate, or is granted a right to license others to develop or operate, a Company Franchise within a specific geographic area or at a specific location. For the avoidance of doubt, the term Company Franchisee expressly excludes any Person that is granted a right to develop or operate a single unit “TIM HORTONS” Shop, provided that if such Person is also granted a right to develop or operate, or is granted a right to license others to develop or operate, a Company Franchise then such Person shall be included in the term Company Franchisee but only in connection with such Company Franchise.

Section 3.20 Quality and Safety of Food & Beverage Products. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since August 1, 2012, (a) there have been no recalls of any food or beverage product of the Company or any Subsidiary, whether ordered by a Governmental Authority or undertaken voluntarily by the Company or a Subsidiary; and (b) to the Knowledge of the Company, none of the food or beverage products of the Company or any Subsidiary have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or pose an inappropriate threat to the health or safety of a consumer when consumed in the intended manner.

Section 3.21 Certain Business Practices. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees), (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, provincial, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, provincial, local or foreign jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by (i) the United States Office of Foreign Assets Control or any other agency of the United States government or (ii) the Corruption of Foreign Public Officials Act (Canada), or (iii) any other applicable Law of similar effect.

Section 3.22 Cultural Business. Neither the Company nor any of its Subsidiaries provides any of the services or engages in any of the activities of a “cultural business” as defined in the Investment Canada Act.

Section 3.23 Information Supplied. The information relating to the Company, the Subsidiaries of the Company and its or their respective officers and directors that is or will be provided by the Company or its Representatives for inclusion in the Joint Information Statement/Circular and the Form S-4 will not, at the date it is filed with the SEC or, in the case of the Joint Information Statement/Circular, first mailed to the Company’s stockholders or delivered to Parent’s stockholders, or at the time of any amendment thereof, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 3.24 Voting Requirements. Subject to the terms of the Interim Order, the Company Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the transactions contemplated hereby.

Section 3.25 Takeover Statutes. Assuming the accuracy of the representations and warranties of the Company set forth in Section 4.25, to the Knowledge of the Company, no Takeover Law applies or purports to apply to the Company with respect to this Agreement, the Arrangement, the Merger, the Company Voting Agreements or any of the other transactions contemplated by this Agreement.

Section 3.26 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Citigroup Inc. and RBC Capital Markets (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Arrangement, the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. True and complete copies of the engagement letters with each of the Company Financial Advisors have been delivered to Parent.

Section 3.27 Opinions of Financial Advisors. The Company Board of Directors has received the Company Fairness Opinions from the Company Financial Advisors. True, correct and complete copies of the Company Fairness Opinions will be provided by the Company to Parent not later than two (2) Business Days after the date hereof (or, if later, within two Business Days following the Company’s receipt thereof in writing) for informational purposes only.

Section 3.28 No Other Representations and Warranties. Except for the representations and warranties made by the Company in this Article 3 together with the certificates and other documents delivered pursuant hereto, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article 3 together with the certificates and other documents delivered pursuant hereto, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of the Company’s Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to Parent or any of its Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or the consummation of this transaction and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither the Company nor any other Person will have any liability to Parent or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT.

Except (i) as disclosed in any Parent Public Disclosure Record, other than any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” or disclosures continued in the Parent Public Disclosure Record under any other captions to the extent the disclosures are predictive, cautionary or forward-looking in nature, but it being understood that this clause (i) shall not be applicable to Section 4.3 (Capital Structure), Section 4.4 (Authority; Recommendation), Section 4.25 (Takeover Statutes), Section 4.23 (Information Supplied) Section 4.26 (Brokers and Other Advisors) and Section 4.27 (Opinions of Financial Advisors), or (ii) as set forth in the Parent Disclosure Letter, Parent represents and warrants to the Company as follows:

Section 4.1 Organization, Standing and Corporate Power. Each of Parent and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to carry on its business as presently conducted, except (other than with respect to Parent’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material

Adverse Effect. True and complete copies of the Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), in each case as in effect on the date of this Agreement, are included in the Parent Public Disclosure Record.

Section 4.2 Subsidiaries. The organization chart or Parent and its Subsidiaries attached to Section 4.2 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, each Subsidiary of Parent. All the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of Parent have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens, other than Permitted Liens. Except for its interests in its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other Equity Interests in, any corporation, partnership, joint venture, association or other entity. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which any Subsidiary of Parent is a party or by which any of them is bound (a) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, any Subsidiary of Parent, (b) obligating any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (c) giving any Person the right to receive any economic interest of a nature accruing to the holders of capital stock of any of Parent’s Subsidiaries.

Section 4.3 Capital Structure.

(a) The authorized capital stock of Parent consists of 2,000,000,000 Parent Common Shares and 2,000,000,000 shares of preferred stock, par value U.S.$0.01 (the “Parent Preferred Stock”). At the close of business on the Capitalization Date, (i) 351,963,073 Parent Common Shares were issued and outstanding, (ii) 24,182,301 Parent Common Shares were reserved and available for issuance pursuant to the Parent Stock Plans and pursuant to such Parent Stock Plans (A) 19,101,343 Parent Common Shares were subject to outstanding Parent Options and (B) 166,100 Parent Common Shares were subject to outstanding Parent RSUs (together with the Parent Options, the “Parent Equity Awards”), (iii) 345,286 Parent Common Shares were owned by Parent as treasury stock, and (iv) no shares of Parent Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or Equity Interests in Parent were issued, reserved for issuance or outstanding. From the Capitalization Date, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of or Equity Interests in Parent (including Parent Equity Awards), other than issuances of Parent Common Shares pursuant to Parent Equity Awards outstanding on the Capitalization Date, and (y) there have been no issuances by Parent of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Shares, other than issuances pursuant to Parent Equity Awards outstanding on the Capitalization Date.

(b) Section 4.3 of the Parent Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Parent Equity Awards outstanding under the Parent Stock Plans (or otherwise), including the Parent Stock Plan under which each such Parent Equity Award was granted, identification number of holder, number of Parent Common Shares, exercise price (if any) and vesting schedule of such Parent Equity Awards, as applicable.

(c) All outstanding Company Common Shares are, and all such shares that may be issued prior to the Merger Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Shares may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Capitalization Date, there were no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent is a party or by which Parent is bound (i) obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity Interests in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity Interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (ii) obligating Parent to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (iii) giving any Person the right to receive any economic interest of a nature accruing to the holders of Parent Common Shares, and since the Capitalization Date, none of the foregoing has been issued. There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent, other than pursuant to the Parent Stock Plans and the Parent Equity Awards.

(d) Parent does not have any stockholder rights plan in effect.

Section 4.4 Authority; Recommendation.

(a) Parent has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated by this Agreement and thereby, subject, in the case of the Merger, to receipt of the approval and adoption of this Agreement, to be evidenced by the delivery of the Parent Shareholder Consent (the “Parent Shareholder Approval”). The execution and delivery of this Agreement and the other agreements contemplated hereby by Parent and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement by Parent have been duly authorized by all necessary corporate action on the part of Parent, subject, in the case of the Merger, to receipt of the Parent Shareholder Approval. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(b) The Parent Board of Directors, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (ii) approving and declaring advisable this Agreement, the Merger, the Financing and the other transactions contemplated by this Agreement, (iii) declaring that the terms of this Agreement and the transactions contemplated hereby, including the Merger, the Financing and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the stockholders of Parent, (iv) directing that the adoption of this Agreement be submitted to the stockholders of Parent, and (v) recommending that the stockholders of Parent approve the adoption of this Agreement.

Section 4.5 Non-Contravention. The execution and delivery by Parent of this Agreement and the other agreements contemplated hereby do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and thereby and compliance with the provisions of this Agreement and the other agreements contemplated hereby will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by the Company), any provision of (a) the Parent Certificate of Incorporation, the Parent Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of the Company set forth in Article 3, (i) any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Order, in each case applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of Parent or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No Authorization, Order, waiver of, action or nonaction by, or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby by Parent or the consummation by Parent of the Merger or the other transactions contemplated by this Agreement, except for (A) such filings and other actions required under applicable Canadian Securities Laws and the U.S. Securities Laws (including any state or provincial securities Laws) and the rules and policies of the NYSE, in each case, as are contemplated by this Agreement, including the filing with the SEC of the Joint Information Statement/Circular and Form S-4, (B) the Required Regulatory Approvals, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (D) any Permits and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger.

Section 4.6 Securities Laws Matters; Financial Statements; Undisclosed Liabilities.

(a) Neither the SEC nor any other securities commission (or similar regulatory authority) has issued any Order preventing or suspending trading of any securities of Parent and Parent is in compliance in all material respects with applicable U.S. Securities Laws. Trading in Parent Common Shares on the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading Order with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened. Except as set forth in this Section 4.6 or Section 4.6 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is subject to continuous disclosure or other public reporting requirements under any securities Laws.

(b) Parent has filed all material reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent pursuant to the Securities Act or the Exchange Act since August 1, 2012. As of their respective effective dates (in the case of Parent Public Disclosure Records that are registration statements filed pursuant to the requirements of the 1933 Securities Act) and as of their respective dates of filing (in the case of all other Parent Public Disclosure Records), the Parent Public Disclosure Records complied as to form in all material respects with the requirements of the 1933 Securities Act or the 1934 Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, as of such respective dates, none of the Parent Public Disclosure Records contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent Public Disclosure Records. To the Knowledge of Parent, as of the date hereof, none of the Parent Public Disclosure Records is the subject of ongoing SEC review or outstanding SEC investigation.

(c) Each of the audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent Public Disclosure Records when filed complied as to form in all material respects with U.S. Securities Laws and the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, to the extent permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments and the absence of footnotes (none of which are material to the Company and its Subsidiaries taken as a whole)).

(d) Except for matters reflected or reserved against in the most recent consolidated balance sheet of Parent (or the notes thereto) included in the Parent Public Disclosure Record, neither Parent nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of Parent (including the notes thereto), except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business, (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7 Internal Controls.

(a) Parent and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Since August 1, 2012, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls and Parent has provided to the Company copies of any material written materials relating to each of the foregoing. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee from August 1, 2012 to the date of this Agreement.

(b) Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Exchange Act) and such disclosure controls and procedures are designed so that material information relating to Parent required to be included in reports filed under the 1934 Exchange Act, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be disclosed by Parent in the reports that it files or submits to the SEC under the 1934 Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c) Since August 1, 2012, neither Parent nor any of its Subsidiaries has made any prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of Parent. There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Exchange Act) or director of the Company.

(d) Neither Parent nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the 1933 Securities Act).

(e) There have not been during the preceding three (3) years any transactions, Contracts or understandings or series of related transactions, Contracts or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, or if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Securities Act that have not been disclosed in the Parent Public Disclosure Record filed prior to the date hereof.

Section 4.8 Absence of Certain Changes or Events. Between December 31, 2013 and the date of this Agreement, (a) there has not been any fact, circumstance, change, effect, event or occurrence that has had or would reasonably be expected to have a Parent Material Adverse Effect, (b) Parent and its Subsidiaries have conducted their businesses only in the ordinary course of business, and (c) except as set forth in Section 4.8 of the Parent Disclosure Letter, there has not been any circumstance, action or activity which, if taken after the date hereof, would be a violation of, Section 6.2(b)(ii), Section 6.2(b)(iii), Section 6.2(b)(iv), Section 6.2(b)(v) or Section 6.2(b)(x) hereof.

Section 4.9 Litigation. There is no Litigation pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. There is no Order outstanding against Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. This Section 4.9 does not relate to tax matters which are the subject of Section 4.14, or environmental matters, which are the subject of Section 4.17.

Section 4.10 Contracts.

(a) Except for this Agreement and for Contracts filed as an exhibit to the Parent Public Disclosure Record, Section 4.22 of the Parent Disclosure Letter sets forth a true and complete list of, as of the date of this Agreement, each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Securities Act (any such Contract, a “Parent Material Contract”).

(b) As of the date of this Agreement, Parent has made available to the Company true and complete copies of each Parent Material Contract. Each of the Parent Material Contracts is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. This Section 4.10 does not relate to Company Benefit Agreements or Company Benefit Plans, which are the subject of Section 4.13, real property leases, which are the subject of Section 4.15, or agreements entered into with franchisees, which are the subject of Section 4.19.

Section 4.11 Compliance with Laws.

(a) Each of Parent and its Subsidiaries is, and has been since August 1, 2012, in compliance with all Laws applicable to its business or operations (including Franchise Laws and Relationship Laws), in each case except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. This Section 4.11 does not relate to compliance with securities Laws or financial statements, which are the subject of Section 4.6, internal controls, which are the subject of Section 4.7, employee benefit matters, which are the subject of Section 4.13, tax matters which are the subject of Section 4.14 or environmental matters which are the subject of Section 4.17.

(b) Each of Parent and its Subsidiaries has in effect all Authorizations necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received notice that any Authorizations will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.12 Employment Matters. Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization, union or association. There are not, to the Knowledge of Parent, any union organizing activities concerning any employees of Parent or any of its Subsidiaries pending or threatened and no such activities have occurred in the past five (5) years, that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. There are no strikes, slowdowns, work stoppages, lockouts, or other material labor disputes pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries and no such disputes have occurred in the past five (5) years. Except as contemplated by this Agreement, to the Knowledge of Parent, no director, executive, other key employee or group of employees has any present intention to terminate his, her, or their employment with Parent or any of its Subsidiaries (that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect). Since August 1, 2012, neither Parent nor any of its Subsidiaries has implemented any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

Section 4.13 Employee Benefit Matters.

(a) Section 4.13(a) of the Parent Disclosure Letter contains a true, complete and correct list, as of the date of this Agreement, of each material Parent Benefit Plan and material Parent Benefit Agreement. Each Parent Benefit Plan and Parent Benefit Agreement, in each case, that primarily covers workers located in the United States has been administered and funded in compliance with its terms and with applicable Law (including ERISA and the Code), other than instances of noncompliance that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Parent has made available to the Company true and complete copies of (to the extent applicable): (i) the current plan document for each material Parent Benefit Plan and each material Parent Benefit Agreement, other than any Parent Benefit Plan or Parent Benefit Agreement that Parent or any of its Subsidiaries is prohibited from making available to the Company as the result of applicable Law relating to the safeguarding of data privacy, in which case a redacted copy or summary description of any such Parent Benefit Plan or Parent Benefit Agreement has been made available, (ii) the most recent annual report on Form 5500 as filed, in each case with respect to each material Parent Benefit Plan (if any such report was required by applicable Law), (iii) each current material trust agreement relating to any material Parent Benefit Plan, (iv) the most recent summary plan description, if any, required under ERISA with respect to each material Parent Benefit Plan and material Parent Benefit Agreement, and (v) the most recent actuarial reports and/or financial statements (as applicable) relating to each material Parent Benefit Plan and material Parent Benefit Agreement.

(c) Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS, and, to the Knowledge of Parent, no event has occurred that could reasonably be expected to cause the loss of or adversely affect any such qualification except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Section 4.13(d) of the Parent Disclosure Letter lists, as of the date of this Agreement, each material Parent Benefit Plan and material Parent Benefit Agreement that provides health or life insurance benefits to employees or former employees (or any of their beneficiaries) of Parent or any of its Subsidiaries or to any other Person after retirement or other termination of service (other than coverage or benefits required to be provided under Section 4980B of the Code or any similar Law for which the full premium cost of such coverage is paid by the covered participant or beneficiary).

(e) Section 4.13(e) of the Parent Disclosure Letter lists each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Title IV Plan”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, with respect to each Title IV Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (iv) all premiums due to the Pension Benefit Guaranty Corporation have been timely paid in full, and (v) as of the date of this Agreement, the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Title IV Plan and, to the Knowledge of Parent, no circumstances exist which could reasonably be expected to serve as a basis for the institution of such proceedings. As of the date of this Agreement, (x) the information contained in the actuarial reports referenced in Section 4.13(b) is complete and accurate in all material respects, and (y) to the Knowledge of Parent, no material changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no Controlled Group Liability has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries or ERISA Affiliates, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(f) Neither Parent nor any of its Subsidiaries or any of its ERISA Affiliates contributes to or otherwise participates in or has any current or contingent liability or obligation with respect to (i) any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).

(g) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) no proceeding, claim, action, or lawsuit relating to any Parent Benefit Plan or Parent Benefit Agreement has been asserted, instituted or, to the Knowledge of Parent, threatened (other than routine claims for benefits and appeals of such claims), (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) has occurred or is reasonably expected to occur with respect to any of the Parent Benefit Plans that primarily covers workers located in the United States, and (iii) no Parent Benefit Plan or Parent Benefit Agreement is under, and neither Parent nor any of its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or, to the Knowledge of Parent, any other Governmental Authority relating to any Parent Benefit Plan or Parent Benefit Agreement.

(h) The consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement, alone or in combination with any other event (where such other event would not alone have an effect described in this sentence), will not give rise to any material liability under any material Parent Benefit Plan or material Parent Benefit Agreement, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment, funding or vesting or increase the amount of compensation or benefits due to any employee, officer or director of Parent or any of its Subsidiaries (whether current, former or retired) or their beneficiaries. Neither Parent nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any taxes imposed under Section 4999 or 409A of the Code.

(i) Except as would not have a Parent Material Adverse Effect, each Parent Benefit Plan or Parent Benefit Agreement that primarily covers workers located outside of the United States (each, a “Foreign Parent Plan”), has been established, registered, qualified, funded, invested, operated and administered in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment. To the Knowledge of Parent, no event has occurred respecting any Foreign Parent Plan that is intended to be registered which would result in the revocation of the registration of such Foreign Parent Plan or entitle any Person (without the consent of Parent) to wind up or terminate any Foreign Parent Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Foreign Parent Plan except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(j) The term “Parent Benefit Agreement” means each employment, individual consulting, indemnification, change in control, severance, termination or other compensation agreement or arrangement between Parent or any of its Subsidiaries, on the one hand, and any current or former employee, service provider, officer or director of Parent or any of its Subsidiaries, on the other hand (but excluding any Parent Benefit Plans) pursuant to which Parent or any of its Subsidiaries has any continuing obligations, other than any agreement or arrangement mandated by applicable Law. The term “Parent Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other compensation or benefit plan, policy, program, arrangement or understanding (but excluding any Parent Benefit Agreement), in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent obligation or liability, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) any “multi-employer pension plan” (or term of similar import) as defined under the Pension Benefits Act (Ontario), as amended or other applicable Law in Canada, or (iii) any plan, policy, program, arrangement or understanding mandated by applicable Law.

Section 4.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Authority and all such Returns are true, complete and correct.

(b) Parent and each of its Subsidiaries has (i) duly and timely paid all Taxes due and payable by it other than such Taxes that are being contested in good faith and in respect of which adequate reserves have been established in accordance with GAAP in the most recent financial statements of Parent included in the Parent Public Disclosure Records; (ii) duly and timely withheld all Taxes and other amounts required by applicable Tax Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority all such withheld Taxes and other amounts required by applicable Tax Laws to be remitted by it; and (iii) duly and timely collected all amounts on account of sales or transfer Taxes, including goods and services, harmonized sales, value added and federal, provincial, state or territorial sales Taxes, required by applicable Tax Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority all such collected Taxes required by applicable Tax Laws to be remitted by it.

(c) No Proceeding is pending or is being threatened in writing with respect to Taxes or Returns of Parent or any of its Subsidiaries.

(d) The charges, accruals, and reserves for Taxes reflected on the most recent financial statements of Parent included in the Parent Public Disclosure Records (whether or not due and whether or not shown on any Return but excluding any provision for deferred income Taxes) are adequate under GAAP to cover Taxes of Parent and each of its Subsidiaries accruing through the date of such financial statements.

(e) There are no Liens for Taxes on the property or assets of Parent or any of its Subsidiaries, except for Permitted Liens.

(f) In the last three (3) years, no claim has been made in writing by a taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file Returns to the effect that such entity is or may be subject to taxation by such jurisdiction.

(g) None of Parent or any of its Subsidiaries has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502–6 or under sections 159 and 160 of the Tax Act (or any similar provision of state, local, or non-U.S. Law), as transferee or successor or by contract.

(h) No private letter rulings, technical advice memorandum, closing agreement, or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to Parent or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(i) Neither the Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

Section 4.15 Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or a Subsidiary of Parent has good and valid fee title to such Parent Owned Real Property, and all real property owned by the Parent and its Subsidiaries relating to a restaurant, in each case free and clear of all Liens, except for Permitted Liens. “Parent Owned Real Property” means all real property, other than real property relating to a restaurant, owned as of the date of this Agreement by the Parent or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) Parent or a Subsidiary of Parent has a good and valid title to a leasehold or subleasehold estate in each Parent Specified Leased Real Property and all leased real property relating to a restaurant, (ii) each Parent Specified Real Property Lease and each lease of real property relating to a restaurant is in full force and effect; and (iii) neither Parent, any of its Subsidiaries that is party to each Parent Specified Real Property Lease, nor to the Knowledge of Parent, any other party to each Parent Specified Real Property Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither Parent nor any of its Subsidiaries has received or given any written notice of any material breach or default under each Parent Specified Real Property Lease which default continues on the date of this Agreement. “Parent Specified Real Property Leases” means all leases, subleases and licenses (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) of real property under which, as of the date of this Agreement, the Parent or any of its Subsidiaries is a tenant, licensee or a subtenant of any leasehold or subleasehold estate and other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property, other than (x) with respect to real property relating to a restaurant and (y) leases that do not provide for annual rent in excess of $300,000 (“Parent Specified Leased Real Property”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (i) each Company Specified Real Property Landlord Lease is valid, binding and in full force and effect and (ii) neither Parent nor any of its Subsidiaries that is party to each Parent Specified Real Property Landlord Lease, nor to the Knowledge of Parent, any other party to each Parent Specified Real Property Landlord Lease, is in material breach or default thereunder which material breach or default continues on the date of this Agreement, and neither Parent nor any of its Subsidiaries has received or given any written notice of any material breach or default under such Parent Specified Real Property Landlord Lease which default continues on the date of this Agreement. “Parent Specified Real Property Landlord Leases” means all leases, licenses, subleases or similar agreements under which Parent or any of its Subsidiaries conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any Parent Owned Real Property or portion thereof, other (x) leases, licenses, subleases and similar arrangements with respect to real property relating to a restaurant and (y) leases, licenses, subleases and similar arrangements that do not provide for annual rent in excess of US$300,000.

Section 4.16 Intellectual Property.

(a) Section 4.15(a) of the Parent Disclosure Letter sets forth a true and complete (in all material respects) list, as of the date of this Agreement, of all issued and registered Intellectual Property (including Internet domain names) or applications for issuance or registration of any Intellectual Property owned by Parent or any of its Subsidiaries (indicating for each, as applicable, the owner(s), jurisdiction and, as applicable, the application, patent or registration number and date). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid and enforceable right to use all Intellectual Property used in, or that is necessary for, the conduct of the business of Parent or any of its Subsidiaries as currently conducted (collectively, the “Parent Intellectual Property”) and free and clear of any Liens, except Permitted Liens. All material issued and registered Parent Intellectual Property owned by Parent or any of its Subsidiaries and set forth in Section 4.15(a) of the Parent Disclosure Letter, including all registrations for the trademarks and service marks BURGER KING and BK in the jurisdictions set forth on Section 4.15(a) of the Parent Disclosure Letter for and to the extent such registrations cover any of the core products or services of Parent and any of its Subsidiaries, are valid, subsisting, and enforceable and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the transactions contemplated by this Agreement (including the Arrangement and the Merger) shall not impair the right, title, or interest of Parent or any its Subsidiaries in or to any Parent Intellectual Property, and all of the Parent Intellectual Property shall be owned or available for use by Parent and its Subsidiaries on terms and conditions identical to those under which Parent and its Subsidiaries owned or used the Parent Intellectual Property immediately prior to the Closing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no claims or other suits, actions or proceedings are currently pending (or were previously pending at any time since August 1, 2012 and remain unresolved) or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or the operation of Parent’s or any of its Subsidiaries’ respective businesses (including through any Company Franchisee or other licensee) that Parent or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person, or that contest the validity, use, registerability, ownership or enforceability of any of the Parent Intellectual Property (including any cancellation, opposition or similar proceedings), and, to the Knowledge of Parent, there is no reasonable basis for any such claim. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries nor the use of any Parent Intellectual Property, nor the operation of Parent’s or any of its Subsidiaries’ respective businesses (including through any Parent Franchisee or other licensee), infringes, misappropriates, dilutes or otherwise violates, or has at any time since August 1, 2012, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property of any other Person. As of the date of this Agreement, no Person is infringing, misappropriating, diluting or otherwise violating the rights of Parent or any of its Subsidiaries with respect to any Parent Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Parent Intellectual Property owned by Parent or any of its Subsidiaries is not subject to any outstanding consent, settlement, lien, decree, order, injunction, judgment or ruling restricting use thereof in a manner that would reasonably be expected to materially impair the continued operation of Parent and its Subsidiaries’ businesses in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and its Subsidiaries has taken commercially reasonable steps to maintain and protect the value, secrecy and confidentiality of its trade secrets and other material confidential information and to maintain, protect and enforce the other Parent Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and has been to the extent required by Law, in compliance with its posted privacy policies and all other related notices, policies and programs and all applicable data protection, privacy and other applicable Laws regarding the collection, use, storage, distribution, transfer, import, export, disposal or disclosure (in any form or medium) of any personally identifiable information, (ii) each of Parent and its Subsidiaries is, and has been confirmed by an independent security assessor to be, in compliance with the Payment Card Industry Data Security Standard during its last auditing period for such compliance, and (iii) since August 1, 2012, to the Knowledge of Parent, there have not been any incidents of data security breaches.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) the information technology systems, including the software, hardware, databases, networks, servers and related assets, owned, leased or licensed by Parent and its Subsidiaries are sufficient for the operation of the business; and (ii) Parent and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities.

Section 4.17 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) each of Parent and its Subsidiaries is, and has for the past five (5) years been, in compliance with all applicable Environmental Laws, and neither Parent nor any of its Subsidiaries has received any written communication alleging that Parent or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (b) each of Parent and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (c) there are no Environmental Claims pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and (d) none of Parent or any of its Subsidiaries has Released or exposed any Person to, any Hazardous Materials, and no Hazardous Materials have been Released at, on, under or from any of the Parent Owned Real Property or the Parent Specified Leased Real Property, in a manner that would reasonably be expected to result in an Environmental Claim against Parent or any of its Subsidiaries.

Section 4.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all insurance policies of Parent and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither Parent nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 4.19 Franchise Matters.

(a) Section 4.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all (i) development agreements in which Parent or any of its Subsidiaries has granted exclusive rights to develop or operate or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas and (ii) master franchise agreements (collectively, and for the avoidance of doubt excluding any single unit franchise agreements, the “Parent Specified Agreements”), in each case to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or their properties is bound (other than any such agreements between a Person and its Subsidiaries or among its Subsidiaries) and that grant or purport to grant to any Person the right to develop or operate or license others to develop or operate within one or more countries, states, provinces or other significant geographic areas any of the following (each, a “Parent Franchise”): “BURGER KING”.

(b) Section 4.19(b) of the Parent Disclosure Letter sets forth a true and complete list of the top twenty-five Parent Franchisees based upon the total royalties paid by each such Parent Franchisee to Parent or its Subsidiaries during the fiscal year 2013.

(c) Each of the Parent Specified Agreements is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There is no default under any Parent Specified Agreement by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 4.19(c) of the Parent Disclosure Letter, the execution and delivery by Parent of this Agreement do not, and the consummation of the Arrangement, the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under (other than any such Lien created from any action taken by a Company Party) or any right of rescission or set-off under, any provision of any Parent Specified Agreement other than any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Section 4.19(d) of the Parent Disclosure Letter sets forth a true and complete list of all Parent FDDs that Parent or any of its Subsidiaries have used to offer or sell Parent Franchises within Canada or the United States at any time since January 1, 2014. Parent has made available to the Company true and complete copies of each such Parent FDD. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since August 1, 2013, Parent and its Subsidiaries have not, in any such Parent FDD or in any registration, application or filing with any Governmental Authority under any Canadian or United States Franchise Law, made any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e) Neither Parent nor any of its Subsidiaries is subject to any judgment that would prohibit or restrict the offer or sale of Parent Franchises in any jurisdiction.

(f) To the Knowledge of Parent, all funds administered by or paid to Parent or any of its Subsidiaries by or on behalf of one or more Parent Franchises at any time since August 1, 2013, including funds that Parent Franchises contributed for advertising and promotion and rebates and other payments made by suppliers and other third parties on account of Parent Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance in all material respects with the applicable franchise agreements, except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(g) Either the Parent FDD or Section 4.19(g) of the Parent Disclosure Letter contains a summary of all material franchise-related arbitrations, litigation, class proceedings, material complaints or disputes, or other Litigations which are pending or, to the Knowledge of Parent, threatened (i) from any Parent Franchisee or association purporting to represent a group of Parent Franchisees or (ii) from any other Parent Franchisee except where such Litigation, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(h) The term “Parent FDD” means any franchise disclosure document used by Parent or any of its Subsidiaries in connection with the offer or sale of franchises in the United States or Canada. The term “Parent Franchisee” means a Person other than Parent or any of its Subsidiaries that is granted a right

(whether directly by Parent or any of its Subsidiaries or by another Parent Franchisee) to develop or operate, or is granted a right to license others to develop or operate, a Parent Franchise within a specific geographic area or at a specific location.

Section 4.20 Quality and Safety of Food & Beverage Products. Since August 1, 2012, (a) there have been no recalls of any food or beverage product of Parent or any Subsidiary, whether ordered by a Governmental Authority or undertaken voluntarily by Parent or a Subsidiary; and (b) to the Knowledge of Parent, none of the food or beverage products of Parent or any Subsidiary have been adulterated, misbranded, mispackaged, or mislabeled in violation of applicable Law, or pose an inappropriate threat to the health or safety of a consumer when consumed in the intended manner, except as set forth in (a) and (b), either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.21 Certain Business Practices. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries (nor any of their respective officers, directors or employees), (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by (i) the United States Office of Foreign Assets Control or any other agency of the United States government, (ii) the Corruption of Foreign Public Officials Act (Canada), or (iii) any other applicable Law of similar effect.

Section 4.22 Investment Canada. Parent is not a Canadian within the meaning of the Investment Canada Act.

Section 4.23 Information Supplied. The information relating to the Parent Parties, the Subsidiaries of Parent and their respective officers and directors that is or will be provided by Parent or its Representatives for inclusion in the Joint Information Statement/Circular and the Form S-4 will not, at the date it is filed with the SEC or, in the case of the Joint Information Statement/Circular, first mailed to the Company’s stockholders or delivered to Parent’s stockholders, or at the time of any amendment thereof, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 4.24 Voting Requirements. The Parent Shareholder Approval is the only vote of the holders of any class or series of capital stock of Parent necessary for the Parent to adopt this Agreement and approve the transactions contemplated hereby. The delivery of the Parent Shareholder Consent will constitute the Parent Shareholder Approval.

Section 4.25 Takeover Statutes. Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.25, to the Knowledge of Parent, no Takeover Law applies or purports to apply to Parent with respect to this Agreement, the Arrangement, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.26 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Arrangement, the Merger and the transactions contemplated by this Agreement or the Plan of Arrangement based upon arrangements made by or on behalf of Parent. True and complete copies of the engagement letters with the Parent Financial Advisor have been delivered to the Company.

Section 4.27 Opinion of Financial Advisor. The Parent Board of Directors has received the Parent Fairness Opinion from the Parent Financial Advisor. A true, correct and complete copy of the Parent Fairness Opinion will be provided by Parent to the Company not later than two (2) Business Days after the date hereof for informational purposes only.

Section 4.28 No Other Representations and Warranties. Except for the representations and warranties made by Parent in this Article 4 together with the certificates and other documents delivered by Parent pursuant hereto, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent in this Article 4 together with the certificates and other documents delivered by Parent pursuant hereto, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any Subsidiary of Parent or their respective businesses or operations or (b) any oral or written information furnished or made available to the Company or any of its Representatives in the course of its due diligence investigation of Parent and its Subsidiaries, the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither Parent nor any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF HOLDINGS.

Parent and Holdings represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Holdings, Partnership, Merger Sub and Amalgamation Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to carry on its business as presently conducted.

(b) Each of Holdings and Partnership has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated hereby and thereby, including the Arrangement, the Merger and the Financing. The execution and delivery of this Agreement and the other agreements contemplated hereby by each of Holdings and Partnership and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and the other agreements contemplated hereby, including the Arrangement, the Merger and the Financing, by Holdings and Partnership have been duly authorized by all necessary action on the part of Holdings and Partnership, respectively, and no other proceedings (including any stockholder action) on the part of Holdings or Partnership is necessary to authorize this Agreement and the other agreements contemplated hereby or to consummate the transactions contemplated hereby and thereby, including the Arrangement, the Merger and the Financing. This Agreement has been duly executed and delivered by each of Holdings and Partnership and, assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of each of Holdings and Partnership, enforceable against each of Holdings and Partnership in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(c) Each of Merger Sub and Amalgamation Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to consummate the transactions contemplated by this Agreement and thereby, including the Arrangement, the Merger and the Financing. The execution and delivery of this Agreement and the other agreements contemplated hereby by each of Merger Sub and Amalgamation Sub and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and the other agreements contemplated hereby, including the Arrangement, the Merger and the Financing, by each of Merger Sub and Amalgamation Sub have been duly authorized by all necessary corporate action on the part of each of Merger Sub and Amalgamation Sub, and no other corporate proceedings (including any stockholder action) on the part of Merger Sub or Amalgamation Sub are necessary to authorize this Agreement and the other agreements contemplated hereby or to consummate the transactions contemplated by this Agreement and thereby, including the Arrangement, the Merger and the Financing. This Agreement has been duly executed and delivered by each of Merger Sub and Amalgamation Sub and, assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of each of Merger Sub and Amalgamation Sub, enforceable against each of Merger Sub and Amalgamation Sub in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(d) The execution and delivery of this Agreement and the other agreements contemplated hereby by each of Holdings, Partnership, Merger Sub and Amalgamation Sub does not, and the consummation of the Merger, the Arrangement and the other transactions contemplated by this Agreement and the other agreements contemplated hereby, as applicable, and compliance with the provisions of this Agreement and the other agreements contemplated hereby will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of such Parent Party or any of its Subsidiaries under (other than any such Lien created as a result of any action taken by the Company), any provision of (a) the organizational documents of such Parent Party or any of its Subsidiaries, or (b) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of the Company set forth in Article 3, (i) any Contract to which such Parent Party or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (ii) any Law or Order, in each case applicable to such Parent Party or any of its Subsidiaries or any of their respective properties or assets, or (iii) any Authorizations of such Parent Party or its Subsidiaries, other than, in the case of clause (b) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Parent Party to consummate the transactions contemplated by this Agreement and the other agreements contemplated hereby. No Authorization, Order, waiver of, action or nonaction by, or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to any of Holdings, Partnership, Merger Sub, Amalgamation Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement and the other agreements contemplated hereby by such Parent Party or the consummation by such Parent Party of the transactions contemplated by this Agreement and the other agreements contemplated hereby, except for (A) such filings and other actions required under applicable Canadian Securities Laws and the U.S. Securities Laws (including any state or provincial securities Laws) and the rules and policies of the NYSE, in each case, as are contemplated by this Agreement, including the filing with the SEC of the Joint Information Statement/Circular and Form S-4, (B) the Required Regulatory Approvals, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (D) any Permits and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to be material to such Parent Party and its Subsidiaries, taken as a whole, or to have a material adverse effect on the ability of such Parent Party to consummate the transactions contemplated by this Agreement and the other agreements contemplated hereby.

Section 5.2 Prior Operations. Since their respective dates of formation, none of Holdings, Partnership, Merger Sub or Amalgamation Sub have carried on any business or conducted any operations other than the execution of this Agreement, the performance of their respective obligations hereunder and matters ancillary hereto.

Section 5.3 Capital Structure.

(a) As of the date hereof, the authorized share capital of Holdings consists of an unlimited number of Holdings Common Shares, of which one (1) Holdings Common Share is issued and outstanding. As of the Closing Date (assuming the prior completion of the conversion and continuance of Holdings as a corporation under the federal laws of Canada in accordance with Section 7.13(c) and upon the amendment and restatement of the Certificate of Incorporation of Holdings in accordance with Section 7.13(c)), the authorized share capital of Holdings will consist of an unlimited number of Holdings Common Shares, 30,000 Holdings Preferred Shares and one Special Voting Share. The entire number of Holdings Common Shares (other than the one (1) Holdings Common Share outstanding as of the date hereof) and Holdings Preferred Shares that will be issued and outstanding immediately following the Closing will be determined solely pursuant to and in accordance with the Plan of Arrangement and this Agreement, the Equity Financing and, solely if the Alternative Financing Period occurs, the Alternative Financing and the Special Voting Share will be held by the Trustee. The Holdings Common Shares to be issued as Arrangement Consideration and Merger Consideration pursuant to the Plan of Arrangement and this Agreement and the Special Voting Share (a) will be duly authorized, and, upon issuance, will be validly issued, fully paid and not subject to calls for any additional payments (non-assessable) and not subject to preemptive rights, (b) will not be issued in violation of the New Holdings Articles of Amendment or New Holdings Bylaws or other organizational documents of Holdings, as the case may be, or any agreement, contract, covenant, undertaking, or commitment to which Holdings is a party or bound, and (c) other than solely pursuant to and in accordance with the Plan of Arrangement and this Agreement and the Equity Financing, as of immediately following the Closing, there will be no other issued or outstanding Equity Interests in Holdings or any other issued or outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate Holdings to issue or sell any Equity Interest in Holdings to any Person.

(b) As of the Closing Date, Partnership is, and during the entire period prior to the Closing will be a wholly-owned Subsidiary of Holdings. As of the Closing Date (assuming the prior effectiveness of the conversion and registration of Partnership as a limited partnership under the laws of Ontario in accordance with Section 7.13(e)) and upon the amendment and restatement of the Partnership Agreement in accordance with Section 7.13(e), the Exchangeable Units to be issued as Merger Consideration pursuant to this Agreement, the general partnership interest held by Holdings, the limited partnership interest held by 8997896 Canada Inc. and the limited partnership units to be issued to Holdings pursuant to Section 7.15 (a) will be duly authorized and, upon issuance, will be validly issued in accordance with the Partnership Agreement, fully paid (to the extent required under the Partnership Agreement), not subject to calls for any additional payments (non-assessable) and not subject to preemptive rights, (b) will not be issued in violation of the Partnership Agreement or any agreement, contract, covenant, undertaking, or commitment to which Partnership is a party or bound, and (c) will represent all of the issued and outstanding units or other interests in Partnership and, other than solely pursuant to and in accordance with the Plan of Arrangement and this Agreement, the Equity Financing and, solely if the Alternative Financing Period occurs, the Alternative Financing, there will be no other issued or outstanding Equity Interests in the Partnership or any other issued or outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate Partnership to issue or sell any units or other interest in Partnership to any Person.

(c) All of the authorized share capital of Merger Sub and Amalgamation Sub is held directly or indirectly by Holdings and has been validly issued, free and clear of any Lien.

Section 5.4 Financing. Parent has delivered to the Company true, correct and complete copies of (a) an executed securities purchase agreement dated on or about the date hereof (the “Equity Purchase Agreement”) pursuant to which Berkshire Hathaway Inc. (the “Equity Financing Source”) will purchase certain equity securities of Holdings, subject to the terms and conditions therein, for cash consideration in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (b) an executed commitment letter and corresponding fee letter from the Debt Financing Sources related to such Debt Commitment Letter (with only the fee amounts, pricing flex, interest rates (and pricing caps), securities demand and other economic terms of the market flex (none of which would reasonably be expected to adversely affect the amount or availability of the Debt Financing) redacted) dated on or about the date hereof (such letters collectively, the “Debt Commitment Letter” and, together with the Equity Purchase Agreement, the “Financing Letters”) from the financial institutions identified therein (and together with their permitted assignees, the “Debt Financing Sources”) to provide, subject to the terms and conditions therein, debt financing to Holdings or its Affiliate in the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing” and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Purchase Agreement or Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated, and none of the respective obligations and commitments contained in such letters have been withdrawn, terminated, rescinded, amended or modified in any respect. Holdings or its Affiliate has fully paid any and all commitment fees or other fees in connection with the Equity Purchase Agreement and the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming the Financing is funded in accordance with the Equity Purchase Agreement and the Debt Commitment Letter, as applicable, the net proceeds contemplated by the Equity Purchase Agreement and Debt Commitment Letter, together with Parent cash, will in the aggregate be sufficient for the Parent Parties and the Surviving Company to, on and after the Closing Date, (i) pay the aggregate Arrangement Cash Consideration, (ii) pay for any refinancing of any outstanding indebtedness of the Company and Parent contemplated by this Agreement or the Financing Letters and (iii) pay any and all other amounts required for the consummation of the transactions contemplated by this Agreement, including fees and expenses required to be paid by the Parent Parties to the Surviving Company in connection with the Merger, the Arrangement, the other transactions contemplated hereby, the Financing, and the refinancing referred to in (ii) above (such payments, the “Required Payments”). The Financing Letters are in full force and effect as of the date hereof, the Debt Commitment Letter constitutes a valid and binding obligation of Holdings and Parent and, to the knowledge of Holdings and Parent, each other party thereto, enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception, and the Equity Purchase Agreement constitutes a valid and binding obligation of each party thereto, enforceable against such party in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute a default or breach on the part of Holdings or Parent or their respective Affiliates or, to the knowledge of Holdings and Parent, any other party thereto, under any term of the Financing, (B) to the Knowledge of Parent, constitute a failure of any condition to the Financing or (C) to the knowledge of Holdings and Parent otherwise result in any portion of the Financing being unavailable on the Closing Date. Neither Holdings nor Parent has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Holdings or its Affiliates in the full contemplated amount at the time required to consummate the Closing. There are no conditions precedent or contingencies to the obligations of the parties under the Financing Letters (including pursuant to any “flex” provisions in the related fee letter or otherwise) to make the full amount of the Financing available to Holdings or its Affiliate on the terms therein except as expressly set forth in the Financing Letters. As of the date hereof, there are no side letters or other Contracts to which Holdings, Parent or any of their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing, which expand the conditions precedent to the Financing.

Section 5.5 No Other Representations and Warranties. Except for the representations and warranties made by Holdings and Parent in this Article 5 together with the certificates and other documents delivered pursuant hereto, none of Holdings, Partnership, Merger Sub or Amalgamation Sub or any other Person makes any express or implied representation or warranty with respect to Holdings, Partnership, Merger Sub or Amalgamation Sub or any Subsidiary of Holdings, Partnership, Merger Sub or Amalgamation Sub or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and Holdings, Partnership, Merger Sub and Amalgamation Sub, respectively, hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Holdings in this Article 5, none of Holdings, Partnership, Merger Sub or Amalgamation Sub or any other Person makes or has made any representation or warranty to the Company or any of its Representatives, with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Holdings, Partnership, Merger Sub or Amalgamation Sub, any Subsidiary of Holdings, Partnership, Merger Sub or Amalgamation Sub or their respective businesses or operations or (b) any oral or written information furnished or made available to the Company or any of its Representatives in the course of its due diligence investigation of Holdings, Partnership, Merger Sub and Amalgamation Sub, the negotiation of this Agreement or the consummation of this transaction and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and none of Holdings, Partnership, Merger Sub or Amalgamation Sub or any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud.

ARTICLE 6

COVENANTS REGARDING THE CONDUCT OF BUSINESS

Section 6.1 Operations of the Company. The Company covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless Parent consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as is otherwise disclosed in Section 6.1 of the Company Disclosure Letter or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement or as is required by applicable Law or Order:

(a) the Company and each of its Subsidiaries will (i) conduct business only in the ordinary course of business and (ii) use all commercially reasonable efforts to (A) preserve intact its current business organization, (B) keep available the services of its current officers and employees, and (C) preserve its relationships with significant Company Franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and other Persons having material business dealings with the Company and its Subsidiaries, as applicable;

(b) the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i) alter or amend its articles, charter, bylaws or other organizational documents;

(ii) other than dividends in respect of the Company Common Shares, which shall be subject to Section 7.14, and the settlement of any Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and conditions as in effect as of the date of this Agreement, make any distribution or payment or return of capital, or set any record date therefore, in each case (x) in respect of the Company Common Shares or (y) in respect of the Equity Interests of any Subsidiary of the Company that is not directly or indirectly wholly owned by the Company;

(iii) (A) split, divide, subdivide, consolidate, combine or reclassify the Company Common Shares or authorize the issuance of any other securities in lieu of, or in substitution for, shares of its capital stock or (B) amend the material terms of any securities of the Company or any of its Subsidiaries;

(iv) issue, deliver, grant, sell or pledge or authorize, or agree to issue, deliver, grant, sell or pledge, any Company Common Shares or other voting securities or Equity Interests of the Company or its Subsidiaries (including Company Options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Common Shares or other voting securities or Equity Interests of the Company or its Subsidiaries, other than (A) the issuance of Company Common Shares issuable pursuant to the exercise or settlement of Company Equity Awards outstanding on the date hereof in accordance with their terms as in effect on the date hereof or (B) as required to comply with any Company Benefit Plan or Company Benefit Agreement as in effect as of the date of this Agreement;

(v) redeem, purchase or otherwise acquire any outstanding Company Common Shares or other securities or securities convertible into or exchangeable or exercisable for Company Common Shares or any such other securities, other than (A) in transactions between two or more Company wholly-owned Subsidiaries or between the Company and a Company wholly-owned Subsidiary, (B) the acquisition by the Company of Company Common Shares in connection with the surrender of Company Common Shares by holders of Company Options in order to pay the exercise price of the Company Options, (C) the withholding of Company Common Shares to satisfy tax obligations with respect to Company Equity Awards, and (D) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards;

(vi) except as required by applicable Law, any Company Benefit Plan or Company Benefit Agreement or this Agreement (including, for avoidance of doubt, Section 7.4), (A) grant any increases in the compensation of any of its directors, executive officers or employees, except for increases in the ordinary course of business consistent with past practice (including with respect to amount) (1) in connection with promotions made in the ordinary course of business consistent with past practice or (2) in the compensation of employees at the level below vice president; (B) (1) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, (2) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, or (3) enter into, or terminate or amend any Company Benefit Plan or Company Benefit Agreement (or any plan, program, agreement, or arrangement that would constitute a Company Benefit Plan or Company Benefit Agreement if in effect on the date hereof), other than entry into, termination or amendment of any Company Benefit Plan in a manner that would not increase costs to the Company, Parent, Holdings or any of their respective Affiliates by more than a de minimis amount; (C) hire any Person to be employed by the Company or any of its Subsidiaries or terminate without cause the employment of any employee of the Company or any of its Subsidiaries, other than the hiring or firing of employees at the level of vice president or below in the ordinary course of business consistent with past practice or to fill vacancies at the level of vice president or below; (D) grant any equity or equity-based awards; or (E) amend any performance targets with respect to any outstanding bonus or equity awards, provided that the satisfaction of performance targets may be calculated and adjusted in the ordinary course of business consistent with past practice (including, to the extent applicable, the exclusion of costs related to the transactions contemplated by the Agreement);

(vii) (A) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries or (B) reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person (including the Company or any of its Subsidiaries);

(viii) make any material changes to any of its financial accounting policies, principles, methods, practices or procedures (including by adopting any material new financial accounting policies, principles, methods, practices or procedures), except as required by (A) applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, or (B) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board of the SEC or any similar organization or Governmental Authorities;

(ix) sell, pledge, lease, license, transfer dispose of, abandon or encumber any assets or properties of the Company (including the Equity Interests of any Subsidiary of the Company) or of any of its Subsidiaries other than (A) (x) inventory in the ordinary course of business or equipment that is no longer used or useful in the operations of the Company or any of its Subsidiaries or (y) real property in the ordinary course of business that was used by a restaurant that was closed in accordance with the terms of this Agreement, (B) the non-exclusive licensing or sublicensing (or abandonment) of Intellectual Property in the ordinary course of business, or (C) other sales, pledges, leases, licenses, dispositions, abandonments or encumbrances for aggregate consideration of C$25,000,000 or less in the aggregate;

(x) (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other Equity Interests or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) any property or asset or (B) make any investment by the purchase of securities, contribution of capital, property transfer, or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) purchase of any property or assets of any other Person in either case, that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than C$40,000,000 in the aggregate;

(xi) incur or assume any long-term indebtedness or incur or assume any short-term indebtedness, enter into any capital leases or similar purchase money indebtedness, issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for any such indebtedness or debt securities of any other Person, in each case other than (1) indebtedness incurred, assumed, or otherwise entered into in the ordinary course of business, (2) indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder on the same terms and conditions of such indebtedness, and (3) indebtedness incurred, assumed or otherwise entered into pursuant to the Company’s existing credit facilities (including in respect of letters of credit) in an amount not to exceed C$40,000,000 in the aggregate, unless, in the case of clause (1), (2) or (3), such indebtedness would not permit compliance with or would constitute a breach of Section 7.9;

(xii) make any loans or capital contributions to, or investments in, any other Person in excess of C$50,000,000 in the aggregate, other than (A) to any Subsidiary of the Company or (B) pursuant to clause (xi) above

(xiii) enter into any material currency, commodity, interest rate or equity related hedge, derivative, swap or other financial risk management Contract, other than in the ordinary course of business;

(xiv) pay, discharge or satisfy any claim or voluntarily waive, release, assign, settle or compromise any Litigation, other than the such payment, discharge, satisfaction, waiver, release, assignment, settlement or compromise (A) that requires payments by the Company or any of its Subsidiaries (net of insurance proceeds) in an amount not to exceed C$5,000,000 individually or C$20,000,000 in the aggregate (B) with respect to claims or Litigation disclosed, reflected or reserved against in the Company Financial Statements for an amount not materially in excess of the amount so disclosed, reflected or reserved; provided, however, that the foregoing clauses (A) and (B) shall not permit the Company or any of its Subsidiaries to pay, discharge, satisfy, waive, release, assign, settle or compromise any Litigation that would impose any material restrictions or changes on the business or operations of the Company or any of its Subsidiaries or their respective businesses and operations;

(xv) (A) enter into any new line of business or enterprise or (B) enter into a new joint venture investment agreement or any material development agreement for multiple locations, both of the foregoing in any geographic market in which the Company or any of its Subsidiaries does not currently conduct its operations as of the date hereof;

(xvi) expend or commit to expend any amounts with respect to capital expenses, where any such expenditures or commitments exceed, in the aggregate, the amount set forth in Section 6.1(b)(xvi) on the Company Disclosure Letter by more than five percent;

(xvii) other than in the ordinary course of business or with respect to restaurant (A) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), with individual annual rents in excess of C$200,000 or aggregate annual rents in excess of C$500,000, or (B) terminate, modify, amend or exercise any right to renew any Company Specified Real Property Lease or Specified Real Property Landlord Lease, with individual annual rents in excess of C$200,000 or aggregate annual rents in excess of C$500,000, or (C) acquire any interest in real property with a purchase price in excess of C$1,000,000;

(xviii) other than in the ordinary course of business (A) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or (B) materially modify, materially amend or terminate any Company Material Contract or waive, release or assign any material rights or claims thereunder;

(xix) other than as permitted by clauses (iv) or (vi) above, enter into any Contract, transaction or arrangement between the Company and any Affiliate, shareholder, director, officer, partner, managing member of the Company, other than a Contract, transaction or arrangement solely between two or more wholly-owned Subsidiaries of the Company or solely between the Company and a wholly-owned Subsidiary of the Company; or

(xx) other than in the ordinary course of business, fail to use commercially reasonable efforts to maintain in full force and effect the existing material insurance policies covering the Company or its Subsidiaries;

(xxi) make, change, revoke or rescind any material election relating to Taxes (including any “check-the-box” election pursuant to Treasury Regulations Section 301.7701-3), make any material amendment with respect to any material Return, settle or compromise any material Tax liability for an amount that exceeds the amount disclosed, reflected or reserved against in the Company Interim Financial Statements, request any rulings from or enter into any closing agreement with any tax authority (except in connection with a settlement of a tax liability for an amount that does not exceed the amount disclosed, reflected or reserved against in the Company Interim Financial Statements), surrender any right to claim a material Tax refund, change an annual accounting period for Tax purposes, or change any material accounting method for Tax purposes, except, in each case, for actions taken in the ordinary course of business;

(xxii) take any action (including any merger, reorganization, restructuring or similar transaction involving the Company or any of its Subsidiaries) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger;

(xxiii) make any material change to the terms of the Company’s or any of its Subsidiaries’ policies or procedures with respect to its relationships with any of its franchisees, including (A) any material change to the terms of policies relating to franchisee rent, royalty or advertising funds, (B) any new material program or plan, or any material modification to any existing program or plan providing any franchisee incentives or franchisee economic assistance, or (C) any commitment to provide assistance with any single restaurant remodel to be completed later than one (1) year following the date of the applicable commitment letter or in the aggregate for such single restaurant resulting in expenditures by the Company and its Subsidiaries in excess of fifty percent (50%) of the “total expenditure” for any such single remodel (and for this purpose “total expenditure” shall mean the average total expenditure for a remodel of the type of restaurant subject to the commitment for the 12 months prior to the date, increased by 10%);

(xxiv) implement any employee layoffs not in compliance with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

(xxv) take any action set forth in Section 6.1(b)(xxv) of the Company Disclosure Letter; or

(xxvi) from and after the Closing Date enter into a Contract or other commitment to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

Nothing in this Section 6.1 shall give Parent or any Parent Party the right to control, directly or indirectly, the operations or the business of the Company or any of its Subsidiaries at any time prior to the Closing.

Section 6.2 Operations of Parent.

(a) Each Parent Party covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless the Company consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as is otherwise disclosed in Section 6.2 of the Parent Disclosure Letter or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or Order; provided that, notwithstanding the obligations set forth in this Section 6.2, during the Alternative Financing Period, if any, Parent and its Subsidiaries shall be permitted to, directly or indirectly, take any action otherwise prohibited by Section 6.2(b)(v), (b)(viii), (b)(ix) and (only with respect to (b)(viii) or (b)(ix)) (b)(xiv) if it determines in good faith that it is reasonably necessary in connection with obtaining, solely if the Alternative Financing Period occurs, during the Alternative Financing Period, some or all of the Alternative Financing:

(i) Each Parent Party and each of their respective Subsidiaries will (i) conduct business only in the ordinary course of business and (ii) use all commercially reasonable efforts to (A) preserve intact its current business organization, (B) keep available the services of its current officers and employees, and (C) preserve its relationships with significant Parent Franchisees, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and other Persons having material business dealings with the Parent Parties and their Subsidiaries, as applicable;

(b) No Parent Party will, nor will any Parent Party permit any of its Subsidiaries to, directly or indirectly:

(i) alter or amend its articles, charter, bylaws or other organizational documents;

(ii) declare, set aside or pay any dividend on or make any distribution (whether in cash, stock or property) or payment or return of capital, or set any record date therefore, in each case (x) in respect of the Equity Interests of such Parent Party or (y) in respect of the Equity Interests of any Subsidiary of such Parent Party that is not directly or indirectly wholly owned by such Parent Party, in each case other than (A) quarterly cash dividends with record dates and payment dates within the ranges of dates identified in Section 6.2(b)(ii) of the Parent Disclosure Letter with respect to Parent Common Shares in an amount not to exceed the amount set forth on Section 6.2(b)(ii) of the Parent Disclosure Letter or (B) dividends or distributions by a direct or indirect wholly-owned Subsidiary of Parent to its parent in the ordinary course of business;

(iii) (A) split, divide, subdivide, consolidate, combine or reclassify the Equity Interests of such Parent Party or authorize the issuance of any other securities in lieu of, or in substitution for, shares of capital stock or (B) amend the material terms of any securities of such Parent Party or its Subsidiaries;

(iv) (A) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Parent or any of its Subsidiaries or (B) reorganize, amalgamate or merge with any other Person;

(v) issue, deliver, grant, sell or pledge or authorize, or agree to issue, deliver, grant, sell or pledge, any Equity Interests of such Parent Party or other voting securities of such Parent Party or its Subsidiaries (including Parent Options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Parent Common Shares or other voting securities or Equity Interests of any Parent Party or its Subsidiaries, other than (A) the issuance of Parent Common Shares issuable pursuant to the exercise or settlement of Parent Equity Awards outstanding on the date hereof in accordance with their terms as in effect on the date hereof or (B) as required to comply with any Parent Benefit Plan or Parent Benefit Agreement as in effect as of the date of this Agreement;

(vi) redeem, purchase or otherwise acquire any outstanding Equity Interests of any such Parent Party or other securities or securities convertible into or exchangeable or exercisable for Equity Interests of such Parent Party or any such other securities, other than (A) in transactions between two or more wholly-owned Subsidiaries of such Parent Party or between such Parent Party and a wholly-owned Subsidiary of such Parent Party, (B) the acquisition by Parent of Parent Common Shares in connection with the surrender of Parent Common Shares by holders of Parent Options in order to pay the exercise price of the Parent Options, (C) the withholding of Parent Common Shares to satisfy tax obligations with respect to Parent Equity Awards, and (D) the acquisition by Parent of Parent Equity Awards in connection with the forfeiture of such awards;

(vii) (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other Equity Interests or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) any property or asset, (B) make any investment by the purchase of securities, contribution of capital, property transfer or (other than in the ordinary course of business, such as the purchase of supplies, equipment and inventory) purchase of any property or assets of any other Person, or (C) make any loans or capital contributions to, or investments in, any other Person, in each case, that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than U.S.$40,000,000 in the aggregate;

(viii) Except as set forth on Section 6.2(b)(viii) of the Parent Disclosure Letter, sell, pledge, lease, license, transfer, dispose of, abandon or encumber any assets or properties of any such Parent Party (including the Equity Interests of any Subsidiary of such Parent Party) or of any of its Subsidiaries other than (A) (x) inventory in the ordinary course of business or equipment that is no longer used or useful in the operations of Parent or any of its Subsidiaries or (y) real property in the ordinary course of business that was used by a restaurant that was closed in accordance with the terms of this Agreement, (B) the non-exclusive licensing or sublicensing (or abandonment) of Intellectual Property in the ordinary course of business, or (C) other sales, pledges, leases, licenses, dispositions, abandonments or encumbrances (other than in any case any Equity Interests in a Parent Party) for aggregate consideration of U.S.$25,000,000 or less in the aggregate;

(ix) incur or assume any long-term indebtedness or incur or assume any short-term indebtedness, enter into any capital leases or similar purchase money indebtedness, issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for any such indebtedness or debt securities of any other Person in each case other than (1) indebtedness incurred, assumed, or otherwise entered into in the ordinary course of business, (2) indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder on the same terms and conditions of such indebtedness, or (3) indebtedness incurred, assumed or otherwise entered into pursuant to Parent’s existing credit facilities in an amount not to exceed U.S.$30,000,000 in the aggregate unless, in either case, such indebtedness would not permit compliance with or would constitute a breach of Section 7.9;

(x) make any material changes to any of its financial accounting policies, principles, methods, practices or procedures (including by adopting any material new financial accounting policies, principles, methods, practices or procedures), except as required by (A) applicable Laws, including U.S. Securities Laws, or (B) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board of the SEC or any similar organization or Governmental Authorities;

(xi) (A) enter into any material new line of business or enterprise or (B) enter into a new joint venture investment agreement, exclusive development agreement or other similar Contract;

(xii) take any action (including any merger, reorganization, restructuring or similar transaction involving the Company or any of its Subsidiaries) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement or the Merger;

(xiii) enter into any Contract, transaction or arrangement between any such Parent Party and any Affiliate, shareholder, director, officer, partner, managing member of such Parent Party, other than a Contract, transaction or arrangement solely between two or more wholly-owned Subsidiaries of such Parent Party or solely between such Parent Party and a wholly-owned Subsidiary of such Parent Party; or

(xiv) enter into any Contract or commitment to do any of the foregoing.

Nothing in this Section 6.2 shall give the Company the right to control, directly or indirectly, the operations or the business of Parent or any of its Subsidiaries at any time prior to the Closing.

Section 6.3 Notification of Changes.

(a) The Company will promptly notify Parent in writing of any fact, circumstance, change, effect, event or occurrence that, to the Knowledge of the Company, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 8.1 or Section 8.3.

(b) Parent will promptly notify the Company in writing of any fact, circumstance, change, effect, event or occurrence that, to the Knowledge of Parent, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 8.1 or Section 8.2.

Section 6.4 Company Acquisition Proposals.

(a) No Solicitation. Except as expressly permitted by this Section 6.4, the Company shall not, and shall cause each of its Subsidiaries not to, and shall not permit its and their respective officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors and other representatives (collectively, “Representatives”) to (and shall not authorize or give permission to its or their respective Representatives to), directly or indirectly:

(i) solicit, assist, seek, initiate or knowingly facilitate or encourage or promote (including by way of discussion, negotiation, furnishing information or entering into any agreement, arrangement or understanding) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging, facilitating or responding to, any Company Acquisition Proposal;

(iii) approve, endorse or recommend, or agree to or propose publicly to agree to approve, endorse or recommend, any Company Acquisition Proposal;

(iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle, undertaking, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Company Acquisition Proposal; or

(v) waive or release any other Person from, forebear in the enforcement of, or amend (i) any standstill agreement (or any standstill provisions of any other contract or agreement with respect to Company Common Shares or other Equity Interests of the Company) or (ii) the Rights Agreement(unless, in each case of (i) or (ii) the Company Board of Directors or any committee thereof, after consultation with its financial advisor(s) and outside legal counsel, determines that failure to take such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law).

The Company shall, and shall cause its Subsidiaries and their respective Representatives to, (i) immediately cease and cause to be terminated all solicitations, discussions, negotiations or activities with any Person that may be ongoing with respect to any Company Acquisition Proposal or any potential Company Acquisition Proposal and (ii) immediately cease to provide any other Person with access to information concerning the Company or any of its Subsidiaries in respect of any Company Acquisition Proposal or any potential Company Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Company Acquisition Proposal, effective as of the date hereof, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries (and the Company shall use all commercially reasonable efforts to ensure that such request is honored).

(b) Discussions. Notwithstanding any other provision of this Agreement, if (i) at any time prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a bona fide written Company Acquisition Proposal from any Person or group of Persons, which Company Acquisition Proposal did not arise or result from any breach of this Section 6.4, and (ii) the Company Board of Directors (or any committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company, its Subsidiaries and its and their respective Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, books, records and personnel of the Company and its Subsidiaries to the Person or group of Persons who has made such Company Acquisition Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in, continue or otherwise participate in discussions or negotiations with and otherwise cooperate with or assist the Person or group of Persons making such Company Acquisition Proposal. If the Company receives a Company Acquisition Proposal from any Person, it and its Representatives may contact such Person solely to clarify the terms and conditions thereof. The Company agrees that it and its Subsidiaries will not enter into any Contract with any Person subsequent to the date hereof which prohibits the Company from complying with the terms and conditions of, or providing any information to Parent in accordance with, this Section 6.4(b). The Company represents and warrants to Parent that neither it nor any of its Subsidiaries are party to any agreement with any Person that prohibits the Company from complying with the terms and conditions of, or providing any information to Parent in accordance with, this Section 6.4(b).

(c) Notice of Acquisition Proposals and Inquiries. The Company shall promptly (and in any event within 24 hours) provide to Parent, at first orally and then as soon as practicable thereafter in writing, (i) notice of the Company or any of its Subsidiaries or any of their respective Representatives having received any request for (A) discussions or negotiations with, or access to any list of Company Common Shareholders or other securityholders or non-public information of, the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (B) representation on to the Company Board of Directors in connection with a Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, or (C) information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) an unredacted copy of any Company Acquisition Proposal made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Company Acquisition Proposal), and (iii) a summary of the material terms and conditions of any

Company Acquisition Proposal not made in writing (including any material updates, revisions or supplements thereto) provided to the Company or any of its Subsidiaries or Representatives (including any financing commitments or other documents containing material terms and conditions of such Company Acquisition Proposal) and, in each case, the identity of the Person(s) making such Company Acquisition Proposal. The Company shall keep Parent reasonably informed of any significant developments, discussions or negotiations regarding any Company Acquisition Proposal on a reasonably prompt basis (and in any event within 24 hours of the occurrence of any change in any price term or any other material term thereof), and shall respond as promptly as practicable to all reasonable inquiries by Parent with respect thereto.

(d) Company Adverse Recommendation Change. Except as expressly permitted by Section 6.4(e), Section 6.4(f) and Section 6.4(g), the Company Board of Directors (or any committee thereof) shall not (i) (A) fail to include the Company Recommendation in the Joint Information Statement/Circular, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Recommendation, (C) within the earlier of (x) ten (10) Business Days of a tender or exchange offer or take-over bid relating to securities of the Company having been commenced and (y) two (2) Business Days prior to the Company Meeting, fail to (1) publicly recommend against such tender or exchange offer or take-over bid or fail to send to the Company’s securityholders a statement disclosing that the Company recommends rejection of such tender or exchange offer or take-over bid, or (2) publicly reaffirm the Company Recommendation (if previously made at such time), (D) adopt, approve or recommend, or publicly propose to approve or recommend to the Company Shareholders a Company Acquisition Proposal or resolve or agree to take any such action, or (E) following the disclosure or announcement of a Company Acquisition Proposal or at any other time following the reasonable request in writing by Parent (provided that Parent shall be entitled to make such a written request for reaffirmation only once for each Company Acquisition Proposal and once for each increase of price of such Company Acquisition Proposal), fail to reaffirm publicly the Company Recommendation within the earlier of (x) ten (10) Business Days after Parent requests in writing that the Company Recommendation be reaffirmed publicly and (y) two (2) Business Days prior to the Company Meeting (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(e) Superior Proposal. Notwithstanding anything to the contrary in this Agreement, prior to the time the Company Shareholder Approval is obtained, but not after, the Company Board of Directors (or any committee thereof) may terminate this Agreement pursuant to Section 9.1(d)(i) to enter into an Alternative Acquisition Agreement relating to any Company Acquisition Proposal or recommend a Company Acquisition Proposal which Company Acquisition Proposal did not arise or result from any breach of this Section 6.4; provided, in each case, that the Company Board of Directors (or any committee thereof) has determined in good faith, after consultation with its financial advisors and outside legal counsel, (x) that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided, however, that (i) the Company Board of Directors (or any committee thereof) has given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of any Company Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto, a written summary of the material terms of any Company Superior Proposal not made in writing, including any financing commitments relating thereto (such notice a “Company Superior Proposal Notice”), (ii) following the end of such notice period, during which time the Company Board of Directors (or any committee thereof) shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal to the extent Parent wishes to do so, the Company Board of Directors (or any committee thereof) shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent and shall have determined that the Company Superior Proposal continues to constitute a Company Superior Proposal (taking such proposed revisions into account) and that failure to take such action would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law. In the event that the Company provides a Company Superior Proposal Notice on a date which is fewer than five (5) Business Days prior to the Company Meeting, the Company shall be entitled to adjourn or postpone the Company Meeting to a date that is not more than fifteen (15) days after the date of such Company Superior Proposal Notice and in the event of any subsequent material change to the material terms of such Company Superior Proposal prior to the termination of the Agreement pursuant to Section 9.1(d)(i), the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and the notice period in clause (i) shall have recommenced and the condition in clause (ii) shall have been satisfied again, except that the notice period shall be at least one (1) Business Day (rather than the three (3) Business Days otherwise contemplated by clause (i) above).

(f) Disclosure Obligations. Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors (or any committee thereof) from (i) complying with its disclosure obligations under U.S. or Canadian federal, provincial or state Law, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Exchange Act or issuing a directors’ circular in accordance with Canadian Securities Laws (or any similar communication to shareholders), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the 1934 Exchange Act (or any similar communications to the shareholders of the Company); provided that complying with such obligations or making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Agreement.

(g) Intervening Event. Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, the Company Board of Directors (or any committee thereof) may effect a Company Adverse Recommendation Change involving the actions contemplated by clauses (i)(A) and (i)(B) of Section 6.4(d) in response to any development, fact, change, event, effect, occurrence or circumstance that (A) does not relate to a Company Superior Proposal (which is addressed under Section 6.4(e)) and (B) is not known (or the material consequences of which are not known) to the Company Board of Directors as of the date hereof if (1) the Company Board of Directors (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) prior to taking such action, the Company Board of Directors (or any committee thereof) has given Parent at least three Business Days’ prior written notice of its intention to take such action which notice will identify the reasons for the proposed Company Adverse Recommendation Change, and (3) following the end of such notice period, the Company Board of Directors (or any committee thereof) shall have considered in good faith any revisions to this Agreement proposed in writing by Parent and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect such Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law. For the avoidance of doubt, a Company Adverse Recommendation Change pursuant to this Section 6.4(g) shall not give rise to any termination right for the Company.

(h) Actions of Representatives. Any breach of this Section 6.4 by a Representative of the Company or any of its Subsidiaries shall constitute a breach of this Section 6.4 by the Company.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Access to Information.

(a) Subject to applicable Law, upon reasonable notice, each Party shall (and shall cause its respective Subsidiaries to) afford the other Parties’ officers and other Representatives reasonable access during normal business hours, throughout the period prior to the Closing Date, to its employees, properties, books, Contracts and records (including Returns and Tax work papers), and, during such period, such disclosing Party shall (and shall cause its Subsidiaries to) furnish as promptly as practicable to the other Parties all information concerning its business, properties and personnel as may be reasonably requested, and shall provide such on-site access for a reasonable number of Representatives of the other Parties at such disclosing Party’s headquarters and other key facilities during normal business hours for Representatives of such other Party who will be designated by such Party to assist in transitional matters. All requests for information made pursuant to this Section 7.1(a) shall be directed to the executive officer or other Persons designated by the disclosing Party. No information received pursuant to this Section 7.1(a) or at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by such disclosing Party herein.

(b) This Section 7.1 shall not require a Party or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment, after consultation with counsel, of such disclosing Party, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that such disclosing Party or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith belief of such disclosing Party, after consultation with counsel) be reasonably likely to result in the breach of any Contract, any violation of any such Law or be likely to cause such privilege to be undermined with respect to such information or (ii) could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.

(c) The information provided pursuant to this Section 7.1 shall be governed by the terms and conditions of the Non-Disclosure Agreement.

Section 7.2 Consents and Approvals.

(a) Each Party shall, or shall cause its relevant Subsidiaries to, (i) file (A) within 15 Business Days after the date of this Agreement, notifications under the HSR Act, (B) as promptly as practicable, but no later than 20 Business Days after the date of this Agreement, an application for review under the Investment Canada Act, which shall include the minimum commitments set out in Section 7.2 of the Company Disclosure Letter which will be reflected in Parent’s written undertakings to Her Majesty the Queen in right of Canada in respect of the transactions contemplated by this Agreement, (C) as promptly as practicable, but no later than 20 Business Days after the date of this Agreement, any and all notifications and an application, to be prepared by Parent for an Advance Ruling Certificate or No-Action Letter under the Competition Act, and (D) as promptly as practicable, any necessary filings or submissions to obtain Canada Transportation Act Approval, if applicable, as may be appropriate and advisable, and (ii) file, as promptly as practicable after the date of this Agreement any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to complete the transactions contemplated by this Agreement (collectively, “Relevant Laws”).

(b) All filing fees and applicable Taxes in respect of any filing made to any Governmental Authority in respect of any Required Regulatory Approval shall be the sole responsibility of the Parent.

(c) With respect to obtaining the Required Regulatory Approvals, each Party shall:

(i) not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior consent of the other Parties;

(ii) promptly notify the other Parties of written or oral communications of any nature from a Governmental Authority relating to any Required Regulatory Approval and provide the other Parties with copies thereof, except to the extent of competitively or commercially sensitive information in respect of any Required Regulatory Approval, which competitively sensitive and/or commercially sensitive information will be provided only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person;

(iii) subject to Sections 7.2(c)(ii), 7.2(c)(iv) and 7.2(c)(v), respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of any Required Regulatory Approval;

(iv) permit the other Parties to review in advance any proposed written communications of any nature with a Governmental Authority in respect of any Required Regulatory Approval, and provide the other Parties with final copies thereof unless the timing of the response requested by the Governmental Authority does not reasonably permit such review or except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Parties pursuant to this Section 7.2(c)(iv) and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person; and

(v) not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Authority in respect of any Required Regulatory Approval unless it consults with the other Parties in advance and gives the other Parties the opportunity to attend and participate thereat (except (A) where the timing of the response requested by the Governmental Authority does not reasonably permit such review, (B) the Governmental Authority expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion, or (C) where competitively or commercially sensitive information may be discussed, in which case, with respect to meetings and discussions with the Governmental Authority, every effort will be made to allow external legal counsel to participate); and

(vi) cooperate in good faith to obtain the Required Regulatory Approvals but, in the case of a disagreement over the strategy, tactics or decisions relating to obtaining the Required Regulatory Approvals, the Parent Parties shall have the final and ultimate authority over the appropriate strategy, tactics and decisions.

(d) Each Party shall, and shall cause its respective Subsidiaries to, not take or agree to take any action, or assist, counsel or encourage any third party not to take or agree to take any action, whether directly or indirectly, after the date of this Agreement until the earlier of the termination of this Agreement or the Closing, that would be reasonably likely to (i) materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Authority necessary to be obtained prior to Closing, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger, (iii) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such Order on appeal or otherwise or (iv) otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger; provided that the foregoing shall not require any Party to waive any of the conditions set forth in Article 8.

(e) Notwithstanding any other provision of this Agreement to the contrary (but other than with respect to the Investment Canada Act Approval, which approval shall be governed by the provisions of

Section 7.2(f)), in order to permit and cause the Closing to occur as soon as possible and prior to the Outside Date, the Parent Parties and their respective Subsidiaries shall take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or advisable to obtain the Required Regulatory Approvals (other than the Investment Canada Act Approval, which approval shall be governed by the provisions of Section 7.2(f)) prior to the Outside Date, including proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, hold separate agreement or otherwise: (i) the sale, divestiture, licensing, or disposition of any part of the businesses or assets of any Party or its respective Subsidiaries; (ii) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any such contractual arrangements; (iii) the taking of any action that, after consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger, would limit the freedom of action of, or impose any other requirement on, any Party or its respective Subsidiaries with respect to the operation of one or more of the businesses, or the assets, of the Party or its respective Subsidiaries or Affiliates; and (iv) any other remedial action whatsoever that may be necessary in order to obtain the Required Regulatory Approvals prior to the Outside Date, provided that any such action is conditioned upon the completion of the transactions contemplated by this Agreement, including the Arrangement and the Merger. The Parent Parties and their respective Subsidiaries shall further take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable to avoid (including by way of entering into an agreement with a Governmental Authority regarding the consummation of the transactions contemplated by this Agreement, including the Arrangement and the Merger), oppose, or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects the ability to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger. Notwithstanding anything to the contrary contained in this Agreement, the Parent Parties and their respective Subsidiaries and Affiliates shall not be required to take any action, or do or cause to be done anything, pursuant to this Article 7 that would, individually or in the aggregate, reasonably be expected to cause a Burdensome Impact.

(f) Notwithstanding any other provision of this Agreement to the contrary, the Parent will submit to the Director of Investments under the Investment Canada Act and enter into written undertakings with Her Majesty the Queen in right of Canada which, at a minimum, will reflect all of the commitments set out in Section 7.2 of the Company Disclosure Letter. The Parent will further agree to include enhanced and/or additional commitments if and as required to secure Investment Canada Act Approval, provided that such enhanced and/or additional commitments would not reasonably be expected to, individually or in the aggregate, cause a Burdensome Impact. For the avoidance of doubt, any enhanced or additional commitments beyond all of the commitments set out in Section 7.2 of the Company Disclosure Letter and beyond the expenditures and costs of any matters and related amounts included in the Company’s current strategic plans shall be aggregated with any actions or other agreements or obligations required pursuant to this Article 7 for determining whether there has been a Burdensome Impact.

(g) No Party shall, and no Party shall permit its directors or officers to, make any false or disparaging public statement that is reasonably likely to materially impair the reputation, goodwill or commercial interest of the other Party or reduce the likelihood of the Closing to occur.

Section 7.3 Transaction Litigation. Subject to the other provisions of this Section 7.3, the Parties shall use their respective reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation against the Parties or any of their respective directors or officers relating to this Agreement and the transactions contemplated hereby including the Arrangement and the Merger. The Company and Parent shall each give the other the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against such Party or any of its directors or officers relating to this Agreement or any of the transactions contemplated by this Agreement (including the Arrangement and the Merger), and no such settlement of any shareholder litigation shall be agreed to without

Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall keep the other reasonably informed of any shareholder litigation (including providing the other Party notice within forty-eight (48) hours of the commencement of any such shareholder litigation of which such Party has received notice), unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of such Party or any of its Subsidiaries with respect such shareholder litigation.

Section 7.4 Employee Matters.

(a) From and after the Effective Time, Holdings shall, and shall cause its Subsidiaries (including the Surviving Company) to, honor all Company Benefit Plans and Company Benefit Agreements in accordance with their terms as in effect immediately before the Effective Time, except as otherwise specifically provided herein on in the Plan of Arrangement. During the period of twelve (12) months beginning on the Effective Time (or, if shorter, during the period of continued employment of the relevant employee), Holdings shall provide or cause to be provided to each employee of the Company and its Subsidiaries as of the Effective Time who continues employment with Holdings or any of its Subsidiaries immediately following the Effective Time (an “Affected Employee”) (i) base compensation and cash incentive opportunities that, in each case, are no less favorable than was provided to the Affected Employee as of immediately prior to the Effective Time and (ii) all other compensation and employee benefits (excluding equity-based compensation), in the aggregate, that are no less favorable than the value of such compensation and employee benefits (excluding any value attributable to equity-based compensation) provided to the Affected Employee as of immediately prior to the Effective Time. Without limiting the generality of the foregoing, for the twelve (12)-month period following the Effective Time, Holdings shall, and shall cause the Surviving Company to, provide any Affected Employee who experiences a termination of employment under circumstances that would have entitled such Affected Employee to severance benefits under either a severance plan or policy of the Company or its Affiliates applicable to such Affected Employee immediately prior to the Effective Time or a severance plan or policy of Holdings or its Affiliates applicable to similarly situated employees of Holdings and its Affiliates at the time of such termination, with severance benefits at a level at least equal to the greater of those that would have been provided under the either such severance plan or policy.

(b) Without limiting the generality of Section 7.4(a), following the Effective Time, Holdings shall, or shall cause its Subsidiaries (including the Surviving Company) to, provide the Affected Employees with the opportunity (subject to the terms of the applicable bonus plan (which shall be no less favorable than the terms applicable to similarly situated employees of Holdings and its Affiliates), including with respect to any requirements to remain employed through the date of payment of bonuses) to earn a full (non-prorated) annual incentive bonus in respect of calendar year 2015, regardless of when the Effective Time occurs.

(c) From and after the Effective Time, Holdings shall, or shall cause its Subsidiaries (including the Surviving Company) to, elect pursuant to subsection 110(1.1) of the Tax Act and any similar provisions of any applicable provincial or territorial tax statute in Canada to forgo that portion of the income tax deduction that Holdings, Parent, the Company, or any Person not dealing at arm’s length with Holdings, Parent or the Company for purposes of the Tax Act, could benefit from in respect of the settlement of (i) Company Options referred to in this Agreement or (ii) Holdings Arrangement Options, that is, in each case, attributable to payments to Company Optionholders that give rise to taxation under the Tax Act. To effect the foregoing, the parties shall (i) cause Holdings, Parent and/or the Company, as the case may be, to timely comply with the requirements described in subsection 110(1.1) of the Tax Act, including the filing of any elections and the delivery of written notice of such election to each such holder in accordance with the requirements set out in the Tax Act, (ii) not amend or revoke any such elections; and (iii) comply in all respects to the extent reasonably possible to allow the relevant Company Optionholders to benefit from the deduction provided under paragraph 110(1)(d) of the Tax Act and of any similar provisions of any applicable provincial or territorial Tax statute in Canada.

(d) Parent and Holdings shall cause any employee benefit plans which the Affected Employees are entitled to participate in after the Closing Date to take into account for all purposes (including eligibility, vesting, and level of benefits), but not for benefit accrual purposes under any defined benefit pension plan, service for the Company and its Subsidiaries as if such service were with Holdings, to the same extent such service was credited for the same purpose under a comparable Company Benefit Plan or Company Benefit Agreement prior to the Closing Date (except to the extent it would result in a duplication of benefits or compensation with respect to the same period of service). To the extent any health benefit plan replaces a Company Benefit Plan that is a health benefit plan in the plan year in which the Effective Time occurs, Holdings shall, and shall cause its Subsidiaries (including the Surviving Company) to use reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Affected Employee to the extent waived or satisfied under the replaced Company Benefit Plan prior to the Closing Date and (ii) credit each Affected Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Closing Date under the terms of the replaced Company Benefit Plan in satisfying any applicable deductible, co-payment or out-of-pocket requirements for the plan year in which the Effective Time occurs.

(e) Parent and Holdings hereby acknowledges that (i) the Merger shall constitute a “change in control” (or term or concept of similar import) under the terms of the Company Benefit Plans and Company Benefit Agreements and (ii) the individuals set forth on Section 7.4(e) of the Company Disclosure Letter shall have the right to terminate their employment for “good reason” (or term or concept of similar import) under the terms of the Company Benefit Plans and Company Benefit Agreements as a result of the occurrence of the Merger, notwithstanding anything contained therein to the contrary.

(f) The Company may adopt a retention program in accordance with the terms of Section 7.4(f) of the Company Disclosure Letter.

(g) Nothing contained in this Section 7.4 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement, (ii) limit the ability of Holdings or any of its Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any Person (including any Affected Employee) other than the Parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Holdings or any of its Subsidiaries, or any of their respective Affiliates, or (iv) limit the right of Parent (or any of its Subsidiaries) to terminate the employment or service of any employee or other service-provider following the Closing Date at any time and for any or no reason.

Section 7.5 Indemnification and Insurance.

(a) Each of Holdings, the Company, Parent and their respective Subsidiaries agree that all rights to indemnification or exculpation now existing in favor of the present and former directors and officers of the Company, Parent or of any of their respective Subsidiaries (each such present or former director or officer (i) of Parent or any of its Subsidiaries being herein referred to as a “Parent Indemnified Party” and (ii) of the Company or any of its Subsidiaries being herein referred to as a “Company Indemnified Party” and each Parent Indemnified Party and Company Indemnified Party being an “Indemnified Party” and such Persons collectively being referred to as the “Indemnified Parties”) as provided in the applicable governing documents of the Company, Parent or any of their respective Subsidiaries or any Contract by which the Company, Parent or any of their respective Subsidiaries is bound and which is in effect as of the date hereof, will survive the completion of the Plan of Arrangement and the Merger and continue in full force and effect and shall not be amended, repealed or otherwise modified (except as required by applicable Law) in any manner that would adversely affect any right thereunder of any such Indemnified Party, with respect to actions or omissions of the Indemnified Parties occurring at or prior to the Closing.

(b) Holdings will, or will cause the Company, Parent and their respective Subsidiaries to, maintain in effect without any reduction in scope or coverage for six (6) years from the Closing Date customary policies of directors’ and officers’ liability insurance providing protection no less favorable to the protection provided by the policies maintained by the Company, Parent or their respective Subsidiaries, as applicable, which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date; provided that in no event shall Holdings be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the sum of, as applicable, (x) the annual premiums currently paid by the Company or its Subsidiaries for such insurance and (y) the annual premiums currently paid by Parent for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdings shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing sentence, each of the Company and Parent shall, prior to the Closing Date, and if the Company or Parent is unable to do so, the Surviving Company as of the Closing Date shall, purchase prepaid non-cancellable run-off or “tail” directors’ and officers’ liability insurance on terms, including with respect to coverage and amounts, no less favorable to those covered thereby than the directors’ and officers’ liability policies currently maintained by the Company or Parent, as applicable, but providing coverage for a period of six (6) years from the Closing Date with respect to claims arising from or related to facts or events which occurred on or prior to the Closing Date; provided that the premiums for such insurance do not exceed 600% of the Company’s or Parent’s current annual premium for directors’ and officers’ liability insurance, as applicable; provided, further, that Holdings may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party.

(c) The covenants contained in this Section 7.5 (i) are intended to be for the irrevocable benefit of, and shall be enforceable by, the Indemnified Parties and their respective heirs, executors, administrators and other legal representatives and (ii) shall not be deemed exclusive of any other rights to which an Indemnified Party has under Law, Contract or otherwise, and shall be binding on Holdings and any of its successors.

(d) If the Company, Parent, Holdings or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, Holdings shall, in each case, ensure that any such successor or assign assumes all of the obligations set forth in this Section 7.5.

Section 7.6 Rule 16b-3 Actions. Prior to the Closing, Holdings, the Company and Parent shall take all such steps as may be required to cause (a) any dispositions of Company Common Shares or Parent Common Shares (including derivative securities with respect to Company Common Shares or Parent Common Shares, as applicable) resulting from the Arrangement or the Merger and the other transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the 1934 Exchange Act with respect to the Company or Parent, as applicable, immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the 1934 Exchange Act and (b) any acquisitions of Holdings Common Shares, Company Common Shares or Parent Common Shares (including derivative securities with respect to Holdings Common Shares, Company Common Shares or Parent Common Shares) resulting from the Arrangement or the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the 1934 Exchange Act with respect to Holdings to be exempt under Rule 16b-3 promulgated under the 1934 Exchange Act.

Section 7.7 Stock Exchange Listings; Trading of Exchangeable Units.

(a) Holdings, Partnership and Parent shall use their respective reasonable best efforts to cause (i) the Holdings Common Shares to be (A) approved for listing on NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to the satisfaction of the customary listing conditions of the TSX, and (ii) the Exchangeable Units to be conditionally approved for listing on the TSX, subject only to satisfaction of the customary listing conditions of the TSX, in each case, prior to the Closing, and in each case the Company agrees to cooperate with such other Parties in taking, or causing to be taken, all actions necessary for such listings.

(b) Each of the Parties agrees to cooperate with each other in taking, or causing to be taken, all actions reasonably necessary, proper or advisable to delist Parent Common Shares from the NYSE and Company Common Shares from the NYSE and the TSX and to cause the Company to cease to be a reporting issuer in each jurisdiction in Canada and to terminate registration of the Company Common Shares under the 1934 Exchange Act and terminate registration of Parent Common Shares under the 1934 Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time with respect to Company Common Shares and the Merger Effective Time with respect to Parent Common Shares.

(c) Prior to the Closing, the Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives (including its independent auditors) to provide, all cooperation reasonably requested by Parent (x) to enable each of Holdings and Partnership to become a reporting issuer under applicable Canadian Securities Laws in one or more jurisdictions in Canada and be qualified to file a prospectus in the form of a “short form prospectus” (as defined in National Instrument 41-101 (“NI 41-101”)—General Prospectus Requirements) for a distribution of its securities in one or more jurisdictions in Canada pursuant to section 2.2 of NI 44-101—Short Form Prospectus Distributions and (y) to otherwise facilitate the sale or resale, as applicable, by Partnership, Parent or any other holder of Exchangeable Units over the TSX or any other recognized Canadian marketplace, including:

(i) cooperating with the Parent Parties in making such applications and taking, or causing to be taken, all such other actions as are necessary to obtain any consent, authorization, Order or approval of, or any exemption by, any securities commission or similar regulatory authority that is required under applicable Canadian Securities Laws or the rules and policies of the TSX for purposes of clause (x) or (y) above;

(ii) assisting with the preparation and filing of any non-offering “long form prospectus” (as defined in NI 41-101) of Partnership for purposes of clause (x) above;

(iii) assisting with the preparation and filing of any “base shelf prospectus” and any “shelf prospectus supplement” thereto for purposes of effecting an “at-the-market distribution” of Exchangeable Units as soon as practicable after Closing (“base shelf prospectus”, “shelf prospectus supplement” and “at-the-market distribution” each having the meaning given to them in NI 44-102—Shelf Distributions); and

(iv) using reasonable best efforts to prepare and furnish to Parent as promptly as practicable all information and disclosure relating to the Company and its Subsidiaries (and, where applicable, prepared after giving effect to the Arrangement and the Merger as if the Arrangement and the Merger had occurred) of the type and form required by applicable Canadian Securities Laws for purposes of any of the items in any of the foregoing clauses (i), (ii) or (iii), including applicable financial statements, audit reports and other financial information and data regarding the Company and its Subsidiaries, as may be reasonably requested by Parent.

The Company will use its reasonable best efforts to update any information and disclosure provided to Parent pursuant to clause (iv) above to ensure that such information and disclosure, (x) if included within an application of the type referred to in clause (i) above, remains accurate and complete in all material respects, and (y) if included within a prospectus referred to in clause (ii) or (iii) above, when taken as a whole, does not contain as of the time provided to Parent, after giving effect to any prior updates thereto provided by the

Company pursuant to this paragraph, any untrue statement of a material fact or omit to state any material fact that is required to be stated in such prospectus or that is necessary in order to make the statements contained therein not materially misleading. The Company hereby consents to the use of the Company’s logos in connection with any of the materials referred to in this Section 7.7(c); provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

Section 7.8 Takeover Statutes. If any state or provincial antitakeover statute, “moratorium,” “control share acquisition,” “business combination,” “fair price” or similar statute or regulation (collectively, “Takeover Laws”) is or may become applicable to the transactions contemplated by this Agreement, each of the Parties and its respective Affiliates shall use reasonable best efforts to (a) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any Takeover Laws on the transactions contemplated hereby.

Section 7.9 Financing Cooperation.

(a) Efforts to Obtain the Financing. Parent shall use, and cause its Affiliates to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing described in the Financing Letters on the terms and conditions (including the flex provisions) described therein and in the related fee letter including using reasonable best efforts (i) to maintain in effect the Financing Letters until the consummation of the transactions contemplated hereby, (ii) to negotiate and enter into definitive agreements with respect to the financing contemplated by the Debt Commitment Letter (collectively, the “Debt Financing Agreements”) on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and related fee letter or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of the Parent Parties to consummate the transactions contemplated herein, (iii) to satisfy on a timely basis all conditions to funding that are applicable to Parent and its Affiliates in the Debt Commitment Letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 7.9(b) and in the Equity Purchase Agreement and to consummate the Financing at or prior to the Closing, and (iv) to enforce (including through litigation in the event of a material breach thereof by any party thereto) its rights under or with respect to the Financing Letters. Neither Parent nor any of its Affiliates shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Letters without the prior written consent of the Company to the extent such amendments, modifications or waivers would reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by the Parent Parties under this agreement below the amount required to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger (including by changing the amount of fees to be paid or original issue discount) (B) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner reasonably likely to prevent or delay or impair the ability of each of the Parent Parties to consummate the transactions contemplated by this Agreement, (C) decrease the aggregate Equity Financing as set forth in the Equity Purchase Agreement delivered on the date hereof below the amount required to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger, or (D) amend or modify any other term in a manner reasonably likely to prevent or delay or impair the ability of each of the Parent Parties to consummate the transactions contemplated by this Agreement, including the Arrangement and the Merger, or adversely impact the ability of the Parent Parties to enforce their rights against the other parties to the Financing Letters or the Debt Financing Agreements. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and in any event within two Business Days) written notice (x) of any actual or alleged breach or default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any of the Financing Letters or Debt Financing Agreements, (y) of the receipt of any written notice or other written communication with respect to any actual or alleged breach, default, termination or repudiation by any party to any of the Financing Letters or any definitive document related to the Financing or any provisions of the Financing Letters or any definitive document related to the Financing (z) if the Parent Parties determine in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, some or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters (including any “market flex” provisions) or Debt Financing Agreements prior to the Outside Date. Upon the occurrence of any circumstance referred to in clause (x), (y) or (z) of the preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Arrangement Cash Consideration and all fees, expenses and other amounts contemplated to be paid by the Parent Parties or the Surviving Company pursuant to this Agreement, Parent shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement (including the Arrangement and the Merger) on terms and conditions not less favorable to the Company or Parent (in the reasonable judgment of Parent) than the terms set forth in the Debt Commitment Letter (including the flex provisions thereof). Any reference in this Agreement to (1) the Debt Financing shall include any such alternative financing, (2) the Debt Commitment Letter shall include the commitment letter and the corresponding fee letter with respect to any such alternative financing, (3) the Debt Financing Agreements shall include the definitive agreements with respect to any such alternative financing and (4) the Debt Financing Sources shall include the financing institutions contemplated to provide any such alternative financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.9(a) shall require, and in no event shall the reasonable best efforts of the Parent Parties be deemed or construed to require, any of the Parent Parties to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Purchase Agreement or (ii) pay any fees or any interest rates applicable to the Debt Financing materially in excess of those contemplated by the Debt Commitment Letter (including the flex provisions), or agree to any “market flex” term less favorable to the Parent Parties or the Surviving Company than such corresponding market flex term contained in or contemplated by the Debt Commitment Letter (in either case, whether to secure waiver of any conditions contained therein or otherwise). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and provide copies of all documents provided to the lenders or otherwise related to the Financing to the Company, and shall provide to the Company, as soon as reasonably practicable but in any event within three calendar days of the date the Company delivers to Parent a written request, any information requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of this Section 7.9(a).

(b) Financing Cooperation. Prior to the Closing, the Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide to the Parent Parties, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary or necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Letters to be satisfied, including using reasonable best efforts to:

(i) assist with the preparation of Offering Documents;

(ii) prepare and furnish to Parent and the Debt Financing Sources as promptly as practicable all Required Information and all other available pertinent information and disclosures relating to the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents;

(iii) designate members of senior management of the Company to execute customary authorization letters with respect to Offering Documents and participate in a customary and reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its Subsidiaries and Parent’s Financing Sources and other potential lenders in the Financing;

(iv) assist Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter;

(v) request the Company’s independent auditors to cooperate with the Financing, including by providing customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors;

(vi) assist in the preparation of, and execute and deliver, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing;

(vii) facilitate the pledging of collateral for the Financing;

(viii) assist the Financing sources in benefiting from the existing lending relationships of the Company and its Subsidiaries;

(ix) request from the Company’s existing lenders such customary documents in connection with refinancings as reasonably requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge;

(x) furnish Parent and the Debt Financing Sources at least two (2) Business Days prior to the Closing Date with all documentation and other information required by Governmental Authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and requested in writing by Parent no less than nine (9) Business Days before the Closing Date;

(xi) cooperate with Parent and take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing; and

(xii) use commercially reasonable efforts to assist Parent, as reasonably requested by Parent, to cooperate and assist in Parent’s efforts to obtain any regulatory approval required to consummate the Equity Financing in accordance with its terms.

provided, however, that notwithstanding anything to the contrary contained in this Agreement, (A) nothing in this Agreement (including this Section 7.9) shall require any such cooperation to the extent it would (i) require the Company or any of its Subsidiaries or Representatives, as applicable, to waive or amend any terms of this Agreement or agree to any commitment or other fees or reimburse any expenses prior to the Closing, (ii) interfere unreasonably with the business or operations of the Company or its Subsidiaries, (iii) require the Company or any of its Subsidiaries to take any action that will conflict with, violate or result in a breach of the Company’s or any of its Subsidiaries’ organizational documents, any material Contract to which the Company or any of its Subsidiaries is a party or any Laws, or (iv) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing, (B) neither the Company nor any of its Subsidiaries shall be required to incur any liability that is not contingent upon the Closing (or, without limitation of the foregoing, execute any definitive financing documents (except the authorization letter delivered pursuant to the foregoing clause (iii)) prior to the Closing or any other agreement, certificate, document or instrument that would be effective prior to the Closing), and (C) none of the Company Board of Directors or any of the boards of directors (or equivalent bodies) of its Subsidiaries shall be required to enter into any resolutions or take similar action approving the Financing. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with the Financing or this Section 7.9(b), except to the extent suffered or incurred as a result of any such indemnitee’s, or such indemnitee’s respective Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.9. Parent shall cause all non-public or confidential information provided by or on behalf of the Company or any of its Subsidiaries pursuant to this Section 7.9 to be kept confidential in accordance with the Non-Disclosure Agreement.

(c) Logos. The Company hereby consents to the use of the Company’s logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

(d) Current Information. In connection with any Offering Document prepared by Parent and used to market any debt securities contemplated pursuant to the Debt Commitment Letter prior to the Closing, the Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information included in such Offering Document so that Parent may ensure that such Required Information, when taken as a whole, does not contain as of the time provided, giving effect to any supplements, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading.

(e) No Financing Condition. The Parent Parties acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to the obligations of the Parent Parties and reaffirm their obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article 8.

Section 7.10 Other Transactions. The Company agrees that (i) upon request by Parent, the Company shall, subject to applicable Laws, effect such reorganizations of its business, operations and assets or such other transactions as Parent may reasonably request including, but not limited to the Liquidation (but which the Company shall in no event be required to undertake prior to immediately prior to the Closing), (each, a “Pre-Closing Reorganization”) and (ii) it shall cooperate with Parent and its advisors in order to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Company shall not be required to effect any Pre-Closing Reorganization or take any other action (or fail to take any action) pursuant to this Section 7.10 unless the Company determines in good faith that such Pre-Closing Reorganization or any other action (or failure to take any action) would not (A) be prejudicial to the Company and its Subsidiaries or the Company’s securityholders in any material respect; (B) result in any material breach by the Company of its organizational documents, any existing contract or commitment or any Law; (C) change the form or reduce the amount of the consideration due to the Company Shareholders pursuant to the transactions contemplated by this Agreement; (D) require the Company to obtain the prior approval of the Company Shareholders or, after the mailing of the Joint Information Statement/Circular, to require any amendment thereto; (E) impede or materially delay the completion of the Arrangement and the Merger or the receipt of any governmental approvals or consents necessary to satisfy, or the satisfaction of, any condition to the obligations of the Parties set forth in Article 8, or (F) otherwise have an adverse effect that is material to the Company and its Subsidiaries or the Company’s securityholders in the event the Closing does not occur. Parent shall promptly provide written notice to the Company of any proposed Pre-Closing Reorganization and, notwithstanding anything in this Section 7.10 to the contrary, the Company shall not be required to complete any proposed Pre-Closing Reorganization not requested by Parent in writing at least twenty (20) Business Days prior to the anticipated Closing Date. The Parent Parties and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Closing Date all documentation necessary and to take all such other actions as are reasonably necessary to give effect to any Pre-Closing Reorganization in accordance with this Section 7.10. The Parent Parties agree to waive any breach of a representation, warranty, covenant or agreement by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a Pre-Closing Reorganization requested by Parent in accordance with this Section 7.10. Parent shall promptly indemnify and hold the Company and its Subsidiaries harmless from and against any and all direct and indirect liabilities, losses, damages, claims, costs, expenses, fees (including advisor fees), interest, Taxes (including any Taxes imposed with respect to the accrual or receipt of any indemnification payment pursuant this sentence and any withholding Taxes required to be remitted by the Company or any of its Subsidiaries), judgments and penalties suffered or incurred (currently or in the future) by the Company or any of its Subsidiaries in connection with or as a result of any Pre-Closing Reorganization requested by Parent in accordance with this Section 7.10.

Section 7.11 Publicity. The initial press release regarding this Agreement, the Arrangement, the Merger and the transactions contemplated by this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, none of Parties shall, and none of the Parties shall permit any of their respective Affiliates to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Arrangement, the Merger or the other transactions contemplated by this Agreement without first consulting with Parent, in the case of a proposed announcement or statement by the Company or its Subsidiaries, or the Company, in the case of a proposed announcement or statement by a Parent Party or any of their respective Affiliates and, in each case, providing Parent or the Company, as applicable, a reasonable opportunity to comment; provided, however, that the restrictions set forth in this Section 7.11 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change or any action taken pursuant thereto, or (b) in connection with any dispute between the Parties regarding this Agreement, the Arrangement, the Merger, or the transactions contemplated by this Agreement; provided, further, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Law, and if such disclosure is required and the other Party has not reviewed or commented on such disclosure, the Party or such Affiliate making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties.

Section 7.12 Brand Headquarters; Names of Company and Parent.

(a) Headquarters. Effective upon and following the Closing, (i) the Company’s current headquarters in Oakville, Ontario will continue to be the Company’s headquarters and the global home of the flagship “TIM HORTONS” brand and (ii) Parent’s current headquarters in Miami, Florida will continue to be Parent’s headquarters and the global home of the flagship “BURGER KING” brand.

(b) Name of Company and Parent. Effective upon and following the Closing, (i) the current name of the Company will be the name of the Company following consummation of the Arrangement and (ii) the current name of Parent will be the name of the Surviving Company following consummation of the Merger.

Section 7.13 Certain Matters in Respect of Holdings and Partnership.

(a) Name of Holdings. Effective as of and following the Closing, the name of Holdings will be a name mutually agreed upon by Parent and the Company.

(b) Holdings Board of Directors. Parent, the Parent Board of Directors, Holdings and the board of directors of Holdings shall take all actions necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the board of directors of Holdings immediately following the consummation of the Arrangement and the Merger) so that, as of immediately following the consummation of the Arrangement and the Merger, the number of directors that comprise the full board of directors of Holdings shall be no more than eleven (11), and such board of directors shall, following the consummation of the Arrangement and the Merger, consist of (a) eight (8) individuals of the Parent Board of Directors as of immediately prior to the Closing and designated by Parent and (b) three (3) individuals of the Company Board of Directors as of immediately prior to the Closing and designated by the Company prior to the Closing, each of which Company designees shall be a “resident Canadian” for purposes of the CBCA and at least two (2) of which Company designees would qualify as “independent” under U.S. Securities Laws and Canadian Securities Laws and the respective rules and policies of the TSX and NYSE. In the event that, prior to the Closing, any designee of the Company to the board of directors of Holdings is unable to serve on such board of directors, a replacement shall be similarly selected by the Company from the existing members of the Company Board of Directors as of immediately prior to the Closing.

(c) Continuance of Holdings as Federal Corporation; Certificate of Incorporation of Holdings. As soon as reasonably practicable following the date hereof (and in any event, not later than one (1) Business Day prior to the Closing Date), Holdings shall complete all steps necessary or desirable in order to be continued as a corporation under the federal laws of Canada. Not later than the Business Day prior to the Closing Date, the Certificate of Incorporation of Holdings in effect immediately prior to the Arrangement shall be amended and restated to be in the form attached hereto as Schedule G (the “New Holdings Articles of Amendment”) and, as so amended, shall be the Certificate of Incorporation of Holdings until thereafter amended in accordance with applicable Law and the New Holdings Articles of Amendment.

(d) Bylaws of Holdings. Immediately prior to filing of the Articles of Arrangement, the bylaws of Holdings shall be amended and restated to be in the form attached hereto as Schedule H (the “New Holdings Bylaws”) and, as so amended, shall be the bylaws of Holdings until thereafter amended in accordance with applicable Law, the New Holdings Articles of Amendment and the New Holdings Bylaws.

(e) Registration of Partnership as Limited Partnership; Restatement of Partnership Agreement. As soon as reasonably practicable following the date hereof (and in any event no later than one (1) Business Day prior to the Closing), Partnership shall complete all steps necessary or desirable in order to convert and register as a limited partnership under the laws of Ontario with Holdings as general partner of Partnership and 8997896 Canada Inc. as limited partner of Partnership. Immediately prior to filing of the Articles of Arrangement, the partnership agreement of the Partnership shall be amended and restated to be in the form of limited partnership agreement substantially in the form attached hereto as Schedule I, with such changes as the Parties may agree, it being understood that each party will not unreasonably withhold agreement with respect to any suggested change that effectuates, or that does not adversely affect or interfere with, the principles set forth in Section 3.4(a) of the form of limited partnership agreement attached hereto as Schedule I, including the intended equivalence of the economic rights (for the avoidance of doubt, not taking any tax consequences or tax characterization into account and not taking into account any guaranteed payments, reimbursements or other distributions to Holdings in respect of expenses and other costs incurred by Holdings pursuant to Section 5.4(f) of the form of limited partnership agreement attached hereto as Schedule I or otherwise) of an Exchangeable Unit, a Common Unit and a Holdings Common Share (the “Partnership Agreement”) and, as so amended and restated, shall be the partnership agreement of the Partnership until thereafter amended in accordance with applicable Law and the Partnership Agreement.

(f) Registration Rights Agreements. As of the Effective Time, Holdings and Partnership shall (i) assume the Registration Rights Agreements and (ii) cause the Parent Shareholders party to a Registration Rights Agreement to have the same rights as they possess under such Registration Rights Agreement with respect to the Holdings Common Shares or Exchangeable Units that such Parent Shareholders receive as a result of the Merger.

Section 7.14 Company Dividends. If on or after the date hereof, the Company declares, sets aside or pays any dividend prior to the Effective Time, or sets any record date therefore prior to the Effective Time as permitted by Section 6.1(b)(ii), in each case in respect of the Company Common Shares, other than quarterly cash dividends with record dates and payment dates within the ranges of dates identified in Section 7.14 of the Company Disclosure Letter in an amount not to exceed C$0.32 per Company Common Share, then the Company and Parent shall make such adjustments to the Arrangement Cash Consideration payable to the Company Shareholders hereunder as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances.

Section 7.15 Certain Adjustments of Partnership Units. Prior to the Merger Effective Time, Holdings and the Partnership shall take all actions necessary to ensure that (a) the number of Exchangeable Units issued to holders of Parent Common Shares pursuant to the Merger shall equal the sum of (i) the number of Exchangeable Election Shares plus (ii) the number of Non-Election Shares multiplied by 0.01 (in each case, subject to any proration in Section 2.3(f)(iii)), (b) the number of common units of the Partnership issued to Holdings as of immediately after the Merger Effective Time shall equal the number of Holdings Common Shares issued and outstanding as of immediately after the Merger Effective Time (provided that in no event shall the fair market value of Holdings’ interest in the Partnership be less than 50.1% of the fair market value of all equity interests in the Partnership), and (c) the number of preferred units of the Partnership issued to Holdings (as contemplated by the Partnership Agreement and the Equity Financing) shall equal the number of Holdings Preferred Shares issued as of the Closing Date.

Section 7.16 Tax Matters. For U.S. federal income Tax purposes, the Parties agree to treat the receipt of the Exchangeable Security Consideration by holders of Parent Common Shares pursuant to the Merger as a transaction described in Section 721 of the Code. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Parties shall take no position inconsistent with the foregoing on any Tax Return, in connection with any Tax Proceeding or otherwise.

Section 7.17 Debt Tender Offers and Redemptions.

(a) Debt Tender Offers. As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase (including change of control offers) and/or consent solicitations related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of the Company or its Subsidiaries, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith; provided that Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the documents governing the applicable debt securities and the applicable U.S. Securities Laws and Canadian Securities Laws. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing, and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date. Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of the offer to purchase, consent solicitation statement, letter of transmittal and/or form of consent. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that at the Effective Time the Company has all funds necessary to pay for such notes, debentures or other debt securities that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. The Parent Parties acknowledge and agree that neither the pendency nor the consummation of any Debt Tender Offer is a condition to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement.

(b) Agents. The dealer manager, solicitation agent, information agent, depositary, paying agent and/or any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Without limiting Section 7.17(e), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent.

(c) Redemptions. With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, and solely to the extent permitted by the documents governing the applicable debt securities, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the applicable indentures or other documents governing such series of securities, (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent (or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of such securities of such series pursuant to the requisite provisions of such indenture or other governing documents or (ii) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time; provided, that any such redemption, defeasance, satisfaction and/or discharge must be conditioned on the occurrence of the Closing and shall be required only to the extent such condition is permitted by the documents governing the applicable debt securities. Parent shall only request the Company to conduct any transaction contemplated by this Section 7.17(c) in compliance with the documents governing the applicable debt securities and the applicable U.S. Securities Laws and Canadian Securities Laws. Parent shall ensure that at the Effective Time the Company has all funds necessary in connection with any such redemption, defeasance, satisfaction and/or discharge. The Parent Parties acknowledge and agree that neither the pendency nor the consummation of any such redemption, defeasance, satisfaction and/or discharge is a condition to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement.

(d) Collateral Arrangements. With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, and solely to the extent permitted by the documents governing the applicable debt securities, in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide to the Parent Parties, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary or necessary in connection with securing such series of notes, debentures or other debt securities of the Company or its Subsidiaries, including using reasonable best efforts to assist in the preparation of, and execute and deliver guarantee, supplemental indentures and collateral documents, facilitate the pledging of collateral for the benefit of such series of notes, debentures or other debt securities of the Company or its Subsidiaries, request from the Company’s existing lenders such customary documents as reasonably requested by Parent in connection with such collateral arrangements, and cooperate with Parent and take all corporate actions, in each case subject to the occurrence of the Effective Time, reasonably requested by Parent in connection with such collateral arrangements. The Parent Parties acknowledge and agree that neither the pendency nor the consummation of any transaction contemplated by this Section 7.17(d) is a condition to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement.

(e) Indemnification; Reimbursement of Costs. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorney’s fees) interest, Taxes (including any Taxes imposed with respect to the accrual or receipt of any indemnification payment pursuant this sentence), awards, judgments and penalties suffered or incurred in connection with this Section 7.17. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 7.17.

Section 7.18 Company Voting Agreements. The Company agrees that each director of the Company will and the Company shall cause each director to, within three (3) Business Days after the date of this Agreement, deliver to each of Parent and the Company a Company Voting Agreement to vote, subject to the terms and conditions thereof, all of the Company Common Shares held by him or her in favor of the Arrangement Resolution and to agree that references to such intention may be made in the Joint Information Statement/Circular and other documents relating to the Arrangement and the Merger.

ARTICLE 8

CONDITIONS PRECEDENT

Section 8.1 Mutual Conditions Precedent. The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by Parent and the Company in writing, on or before the Closing Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Parent and the Company at any time:

(a) the Company Shareholder Approval shall have been obtained at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b) each of the Interim Order and Final Order shall have been obtained on terms consistent with this Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either the Company or Parent, each acting reasonably, on appeal or otherwise;

(c) the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no similar action in respect of the Information Statement shall have been initiated or threatened by the SEC and not concluded or withdrawn;

(d) (i) the Holdings Common Shares shall have been (A) approved for listing on the NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX, and (ii) the Exchangeable Units shall have been conditionally approved for listing on the TSX, subject only to the satisfaction of customary listing conditions of the TSX;

(e) the Required Regulatory Approvals shall have been obtained or concluded and shall be in full force and effect and any waiting or suspensory periods related to the Required Regulatory Approvals shall have expired or been terminated, in each case, without the imposition of any Restraint;

(f) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes illegal consummation of the Arrangement, the Merger or any of the other transactions contemplated in this Agreement; and

(g) the Information Statement shall have been mailed to Parent’s Shareholders in accordance with Section 2.5 at least twenty (20) Business Days (or twenty (20) calendar days if no documents are incorporated by reference therein) prior to the Closing Date.

Section 8.2 Additional Conditions Precedent to Obligations of the Company. The obligation of the Company to complete the Arrangement shall be subject to the satisfaction, or waiver by the Company in writing, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) Parent and the other Parent Parties shall have complied in all material respects with their respective obligations, covenants and agreements required to be performed by them under this Agreement to be performed and complied with on or before the Closing Date;

(b) the Parent Shareholder Consent shall have been delivered to Parent and the Company in accordance with the Parent Shareholder Voting Agreement;

(c) (i) the representations and warranties of Parent and Holdings contained in Section 4.3(a) (Capital Structure of Parent) and Section 5.3 (Capital Structure) shall, in all but de minimis respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of Parent and Holdings contained in Section 4.4 (Authority; Recommendation), Section 4.24 (Voting Requirements), Section 4.25 (Takeover Statutes), Section 5.1(b) (Power and Authority), Section 5.1(c) (Power and Authority) and Section 5.2 shall, in all material respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) the representation and warranty of Parent contained in Section 4.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (iv) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date, all other representations and warranties of Parent and Holdings set forth in this Agreement shall be true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on the Closing Date (in each case, without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect or similar phrases set forth therein), except, in the case of this clause (iv), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) since the date of this Agreement, no fact, circumstance, change, effect, event or occurrence has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(e) the Company shall have received a certificate of (i) Parent signed by an executive officer of Parent for and on behalf of Parent and dated the Closing Date certifying that the conditions set out in Section 8.2(a) and Section 8.2(c) have been satisfied and (ii) Holdings signed by an executive officer of Holdings for and on behalf of Holdings and dated the Closing Date certifying that the conditions set out in Section 8.2(a) (with respect to covenants of the Parent Parties other than Parent) and Section 8.2(c) (with respect to representations and warranties of Holdings) have been satisfied.

Section 8.3 Additional Conditions Precedent to Obligations of Parent Parties. The obligation of the Parent Parties to complete the Arrangement shall be subject to the satisfaction, or waiver by Parent in writing, on or before the Closing Date, of each of the following conditions, each of which is for the benefit of the Parent Parties and which may be waived by Parent at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Parent may have:

(a) the Company shall have complied in all material respects with its obligations, covenants and agreements required to be performed by it under this Agreement (other than pursuant to Section 7.9(b) and Section 7.17) to be performed and complied with on or before the Closing Date;

(b) (i) the representations and warranties of the Company contained in Section 3.3(a) (Capital Structure) shall, in all but de minimis respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of the Company contained in Section 3.3(d) (Stockholder Rights Plan), Section 3.4 (Authority; Recommendation), Section 3.24 (Voting Requirements), Section 3.25 (Takeover Statutes), Section 3.26 (Broker and Other Advisors) and Section 3.27 (Opinions of Financial Advisors) shall, in all material respects, be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) the representation and warranty of the Company contained in Section 3.8(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iv) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date, all other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and shall be true and correct as of the Closing Date as though made on the Closing Date (in each case, without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar phrases set forth therein), except, in the case of this clause (iv), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) since the date of this Agreement, no fact, circumstance, change, effect, event or occurrence has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) Parent shall have received a certificate of the Company signed by an executive officer of the Company for and on behalf of the Company and dated the Closing Date certifying that the conditions set out in Section 8.3(a) and Section 8.3(b) have been satisfied;

(e) The number of Company Common Shares held by Company Shareholders that have validly exercised Dissent Rights shall not exceed nine percent (9%) of the number of Company Common Shares outstanding as of the date hereof; and

(f) if requested by Parent in accordance with Section 7.10, the Company shall have undertaken the Liquidation.

Section 8.4 Conditions Precedent to the Merger. The respective obligations of the Parties to consummate the Merger are conditioned solely upon the consummation of the Arrangement.

Section 8.5 Cure Provision. No Parent Party, on the one hand, nor the Company, on the other hand, may elect to not complete the transactions contemplated hereby as the result of the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3 or terminate this Agreement pursuant to Section 9.1(c)(ii) or Section 9.1(d)(iii), and no payments shall be payable as a result of any such termination pursuant to Section 9.2, unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered with respect to a matter that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement unless such matter remains uncured as of the earlier of (i) the tenth (10th) Business Day following the date of receipt of such notice; and (ii) the Outside Date. If such notice has been delivered by the Company prior to the date of the Company Meeting, the Company may elect to postpone the Company Meeting until the expiry of such period (without causing a breach of any other provisions contained herein).

ARTICLE 9

TERMINATION

Section 9.1 Termination.

(a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company and Parent.

(b) Termination by Either the Company or Parent. This Agreement may be terminated by either the Company or Parent at any time prior to the Closing if:

(i) the Closing shall not have occurred by March 31, 2015 (such date, as it may be extended pursuant to this Section 9.1(b)(i), the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to a Party if the failure of such Party to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Closing to occur by the Outside Date; provided, further, that if all of the conditions to the obligations of the Parties are satisfied or (to the extent permitted by Law) waived as of March 31, 2015, other than the condition set forth in Section 8.1(e) and the condition set forth in Section 8.1(f) (as it relates to Section 8.1(e)) and those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the Closing, either Party may, by written notice to the other Party, extend the Outside Date until April 30, 2015; provided, further, that neither Parent nor the Company shall be entitled to terminate this Agreement pursuant to this Section 9.1(b)(i) at any time after a Closing Failure Notice shall have been given.

(ii) the Company Shareholder Approval is not obtained at the Company Meeting;

(iii) any Governmental Authority of competent jurisdiction shall have issued a Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Arrangement or the Merger, and such Law, Order, ruling or other action is or shall have become final and nonappealable; provided that the terminating Party shall have complied with its obligations under Section 7.2.

(c) Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Closing if:

(i) at any time prior to the time the Company Shareholder Approval is obtained there has occurred a Company Adverse Recommendation Change;

(ii) there shall be any breach or inaccuracy in any of the Company’s representations or warranties set forth in this Agreement or the Company has failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied by the Outside Date and such breach, inaccuracy or failure to perform by its nature or timing cannot be cured by the Outside Date; provided that Parent is not then in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) and Section 8.2(c) would not be capable of being satisfied by the Outside Date; or

(iii) the Parent Shareholder Voting Agreement is not duly executed and delivered to the Company and Parent within twenty-four (24) hours after the execution of this Agreement.

(d) Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Closing if:

(i) at any time prior to the time the Company Shareholder Approval is obtained, in accordance with Section 6.4(e), in order to concurrently enter into an Alternative Acquisition Agreement that constitutes a Company Superior Proposal and the Company immediately prior to, or simultaneously with, such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.2(a);

(ii) either (A) the Parent Shareholder Voting Agreement is not duly executed and delivered to the Company and Parent within twenty-four (24) hours after the execution of this Agreement or (B) the Parent Shareholder Consent is not duly executed and delivered to the Company and Parent in accordance with the Parent Shareholder Voting Agreement within five (5) Business Days after the effectiveness of the Form S-4;

(iii) there shall be any breach or inaccuracy in any of the representations or warranties given by the Parent Parties set forth in this Agreement or a Parent Party has failed to perform any of its covenants or agreements set forth in this Agreement, which breach, inaccuracy or failure to perform would cause any of the conditions set forth in Section 8.2(a) or Section 8.2(c) not to be satisfied by the Outside Date and such breach, inaccuracy or failure to perform by its nature or timing cannot be cured by the Outside Date; provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) and Section 8.3(b) would not be capable of being satisfied by the Outside Date.

Section 9.2 Termination Fees.

(a) If a Company Termination Fee Event occurs, the Company shall pay (or cause to be paid) to Parent a termination fee of C$345,000,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by Parent in consideration for the disposition of Parent’s rights under this Agreement. If a Parent Termination Fee Event occurs, Parent shall pay (or cause to be paid) to the Company a termination fee of C$500,000,000 (the “Parent Termination Fee”) by wire transfer in immediately available funds to an account specified by the Company in consideration for the disposition of the Company’s rights under this Agreement. If the Agreement is terminated by either Parent or the Company pursuant to Section 9.1(b)(ii), the Company shall pay (or cause to be paid) to Parent a termination fee of C$40,000,000 (the “Reimbursement Payment”) by wire transfer in immediately available funds to an account specified by Parent no later than two (2) Business Days after the date of such termination (provided that in the event the Company is obligated to pay the Reimbursement Payment and is subsequently obligated to pay to Parent the Termination Fee, the amount of the subsequent payment of the Termination Fee shall be reduced by the amount of the Reimbursement Payment previously paid to Parent under this Section 9.2). The Termination Fee shall be payable at the time specified in Section 9.2(b).

(b) “Company Termination Fee Event” means:

(i) the termination of this Agreement (A) by the Company pursuant to Section 9.1(d)(i), in which case the Company shall pay the Termination Fee prior to or concurrently with such termination or (B) by Parent pursuant to Section 9.1(c)(i), in which case the Company shall pay the Termination Fee no later than two (2) Business Days after the date of such termination; or

(ii) the termination of this Agreement by (A) either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(ii) or (B) Parent pursuant to Section 9.1(c)(ii), if, in each case, (x) prior to such termination, a Company Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders and has not been withdrawn prior to the completion of the Company Meeting, and (y) at any time after the execution of this Agreement and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, the Company shall have consummated any Company Acquisition Proposal, in which case the Termination Fee shall be paid by the Company on the date of consummation of such transaction. For purposes of this Section 9.2(b)(ii) references to “20%” in the definition of “Company Acquisition Proposal” shall be substituted with references to “50%.”

(c) “Parent Termination Fee Event” means (i) the termination of this Agreement by the Company or Parent pursuant to Section 9.1(b)(i) or, subject to clause (ii) of this definition, Section 9.1(b)(iii) (but, in the case of Section 9.1(b)(iii), only if arising in connection with any Relevant Law) if, at the time of either such termination, all of the conditions to the obligations of the

Parties set forth in Section 8.1 and Section 8.3 have been satisfied or waived in writing (other than those conditions that by their nature (including, for the avoidance of doubt, Section 8.3(e) and Section 8.3(f)) are to be satisfied at the Closing, which conditions would be capable of being satisfied if the Closing Date were the date of termination), other than the conditions set forth in Section 8.1(e) (but only in the event the failure of such condition is due to the failure to receive the Investment Canada Act Approval) or Section 8.1(f) (but, in the case of Section 8.1(f), only if the applicable Law or Order, as the case may be, is pursuant to the Investment Canada Act) or (ii) the termination of this Agreement by Parent pursuant to Section 9.1(b)(iii) (but only in the event the failure of such condition is due to Investment Canada Act Approval), in which case the Parent Termination Fee shall be paid by the Parent within two (2) Business Days of such termination.

(d) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated in this Agreement and that without these agreements the other Parties would not enter into this Agreement. Accordingly, if the Company or Parent fails to timely pay any amount due pursuant to this Section 9.2 and, in order to obtain the payment, the Company or Parent, as applicable, commences a suit which results in a judgment against the other Party for the payment set forth in this Section 9.2, the Party that has failed to timely pay pursuant to this Section 9.2 shall pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of the Royal Bank of Canada in effect on the date such payment was required to be made to and including the date on which such payment was actually received. Notwithstanding any other provision in this Agreement, in no event will (i) the Company be obligated to pay the Termination Fee more than once (provided that in the event the Company is obligated to pay the Reimbursement Payment and is subsequently obligated to pay to Parent the Termination Fee, the amount of the subsequent payment of the Termination Fee shall be reduced by the amount of the Reimbursement Payment previously paid to Parent under this Section 9.2) or (ii) Parent be obligated to pay the Parent Termination Fee more than once.

(e) In the event that Parent shall receive full payment of the Termination Fee pursuant to this Section 9.2 under circumstances where the Termination Fee was payable, (i) the receipt of the Termination Fee by Parent shall be in consideration for the disposition of Parent Parties’ rights under this Agreement, and shall be deemed to be liquidated damages for, and shall be the sole and exclusive remedy of the Parent Parties and their respective Affiliates and shareholders against the Company or any of its Affiliates for, any and all losses or damages suffered or incurred by any Parent Party or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby or any matter forming the basis for such termination, and (ii) following such receipt (A) no Parent Party nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and (B) neither the Company nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to any Parent Party or any of their respective Affiliates. Notwithstanding anything in this Agreement to the contrary, while the Parent Parties may pursue both a grant of specific performance in accordance with Section 10.11 and the payment of the Termination Fee under Section 9.2, under no circumstances shall the Parent Parties be permitted or entitled to receive both a grant of specific performance of the Company’s obligation to consummate the transactions contemplated hereby and any monetary damages, including all or any portion of the Termination Fee.

(f) In the event that the Company shall receive full payment of the Parent Termination Fee pursuant to this Section 9.2 under circumstances where the Parent Termination Fee was payable, (i) the receipt of the Parent Termination Fee by the Company shall be in consideration for the disposition of the Company’s rights under this Agreement, and shall be deemed to be liquidated damages for, and shall be the sole and exclusive remedy of the Company and its Subsidiaries and its shareholders against the Parent Related Parties or any of their respective Affiliates, any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and (ii) following such receipt (A) neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Parent Related Parties or any of their respective Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby (or the termination thereof) and (B) neither Parent nor any of their respective Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company. Notwithstanding anything in this Agreement to the contrary, while the Company may pursue both a grant of specific performance in accordance with Section 10.11 and the payment of the Parent Termination Fee under Section 9.2, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the Parent Parties’ obligation to consummate the transactions contemplated by this Agreement and any monetary damages, including all or any portion of the Parent Termination Fee.

Section 9.3 Effect of Termination. If this Agreement is terminated in accordance with Section 9.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (a) the provisions of Article 1, Section 7.1(c), Section 9.2, Article 10 and this Section 9.3 shall survive any termination hereof in accordance with Section 9.1 and (b) the indemnification obligations of Parent set forth in the last sentence of Section 7.10 and in Sections 7.9 and 7.17 shall survive any termination hereof for the maximum limitation period permitted under the Law. Notwithstanding anything to the contrary contained in this Agreement, (i) neither the termination of this Agreement nor anything contained in Section 9.2 or this Section 9.3 will (A) relieve any Party from any liability for any material breach of any covenant contained in this Agreement or any intentional or willful breach of any covenants, representations or warranties contained in this Agreement, including any intentional or willful making of a misrepresentation in this Agreement, or (B) relieve Parent from any liability pursuant to Sections 7.9 or 7.17 the last sentence of Section 7.10 and (ii) the Non-Disclosure Agreement shall survive any termination hereof in accordance with Section 9.1.

ARTICLE 10

GENERAL

Section 10.1 Notices. Any demand, notice or other communication to be given in connection with this Agreement (unless stated otherwise to the contrary) must be (a) given in writing and will be given by overnight courier personal delivery or by facsimile or electronic transmission, in each case, with either confirmation of receipt or if given via facsimile or email with a confirmatory copy delivered by internationally or nationally recognized courier services within three (3) Business Days following transmission of such facsimile or email, and (b) addressed to the recipient as follows:

(i)	if to a Parent Party:

Burger King Worldwide, Inc. 5505 Blue Lagoon Drive Miami, FL 33126
Attention:	Daniel Schwartz Jill Granat
Facsimile:	305-378-7275
email:	dschwartz@whopper.com jgranat@whopper.com
with a copy (which will not constitute notice) to:
Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 USA
Attention:	Stephen Fraidin William B. Sorabella David B. Feirstein
Facsimile:	(212) 446-6460
email:	stephen.fraidin@kirkland.com william.sorabella@kirkland.com david.feirstein@kirkland.com
and
Davies Ward Phillips and Vineberg LLP 155 Wellington Street West Toronto, Ontario Canada M5V 3J7
Attention:	Patricia Olasker Steven Harris
Facsimile:	(416) 863-0871
email:	polasker@dwpv.com sharris@dwpv.com

and
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 6th Avenue New York, New York 10019 USA
Attention:	Jeffrey B. Samuels
Facsimile:	(212) 373-3112
email:	jsamuels@paulweiss.com

(ii)	if to the Company:

Tim Hortons Inc. 874 Sinclair Road Oakville, ON, Canada
Attention:	Jill Sutton
Facsimile:	(905) 845-2931
email:	Sutton_jill@timhortons.com
with a copy (which will not constitute notice) to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 USA
Attention:	Adam O. Emmerich Gordon S. Moodie
Facsimile:	(212) 403-2000
Email:	aoemmerich@WLRK.com gsmoodie@WLRK.com
and
Osler, Hoskin & Harcourt LLP 100 King Street West 1 First Canadian Place Suite 4600, P.O. Box 50 Toronto, Ontario Canada M5X 1B8
Attention:	Clay Horner Doug Bryce
Facsimile:	(416) 862-6666
email:	chorner@osler.com dbryce@osler.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

Section 10.2 Expenses. Except as otherwise specified herein and except in respect of any filings fees associated the Form S-4, which fees shall be paid by Parent, each Party will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred.

Section 10.3 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties; provided that each of Holdings and Parent shall have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the completion of the Arrangement and the Merger to one or more of its Subsidiaries or to any Debt Financing Source pursuant to the terms of the Debt Commitment Letters for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding sentences in this Section 10.3, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.4 Governing Law; Service of Process.

(a) This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario, except that the provisions hereof which expressly relate to the DGCL (including the approval and effectiveness of the Merger) shall be construed, performed, governed and enforced in accordance with the DGCL. The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated herein (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated herein in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

(b) Each Party hereby agrees that any service of process, summons, notice or document by registered mail addressed to such Person at its address set forth in Section 10.1 shall be effective service of process for any suit, action or proceeding relating to any dispute arising out of this Agreement or the transactions contemplated by this Agreement.

(c) Notwithstanding anything in this Section 10.4 to the contrary, and without limiting anything set forth in Section 10.13, each of the Parties agrees that it will not bring or support (and it will not support any of its Affiliates to bring or support) any claim, suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against or involving any Debt Financing Source (or any of the parties referred to in subclause (i) of the definition of “Parent Related Parties” with respect to such Debt Financing Source) in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related Debt Financing), including any dispute arising out of or relating in any way to the Debt Commitment Letter, Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof).

(d) Notwithstanding anything in this Section 10.4 to the contrary, and without limiting anything set forth in Section 10.13, each of the Parties agrees that it will not bring or support (and it will not support any of its Affiliates to bring or support) any claim, suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against or involving any source of the Equity Financing in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related Equity Financing), including any dispute arising out of or relating in any way to the Equity Purchase Agreement, Equity Financing or the performance thereof, in any forum other than any Delaware state court or federal court sitting in the County of New Castle (and appellate courts thereof).

Section 10.5 Entire Agreement. This Agreement, together with the Non-Disclosure Agreement, the Company Voting Agreements, the Debt Commitment Letters, the Equity Purchase Agreement, and any documents delivered hereunder, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties, with respect to the subject matter thereof; provided that the Non-Disclosure Agreement shall survive the execution and delivery of this Agreement except that the standstill restrictions, restrictions on contact and restrictions on designations of approved financing sources in the Non-Disclosure Agreement shall terminate (solely with respect to the Parent Parties and their respective Affiliates) immediately following the execution and delivery of this Agreement solely for purposes of permitting any action contemplated hereby and in accordance herewith and solely until the termination of this Agreement in accordance with its terms.

Section 10.6 No Third Party Beneficiaries.

(a) Except (i) with respect to the Indemnified Parties and only after the Effective Time, as provided in Section 7.5 (Indemnification and Insurance), (ii) with respect to the indemnification and reimbursement obligations of Parent pursuant to Section 7.9 (Financing) and Section 7.17, (iii) the rights of the Parent Related Parties set forth in Section 9.2(f) and Affiliates of the Company set forth in Section 9.2(e), and (iv) that the Company shall have the right to pursue claims for damages on behalf of the Company Shareholders (including damages based on the loss of the economic benefits of the Arrangement and the other transactions contemplated herein, including the loss of premium offered to such Company Shareholders) in the event of a Parent Party’s breach of this Agreement giving rise to any such claim (provided that this clause (iv) is not intended to create any right of the Company Shareholders to bring an action against a Parent Party pursuant to this Agreement (it being understood that any amounts received by the Company in connection therewith may be retained by Company)), the Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, the provisions of Section 9.2(f), Section 10.4(c), Section 10.7, Section 10.12 and this Section 10.6 (and the definitions related thereto) shall be enforceable by each Financing Source (and each is an intended third party beneficiary thereof and in this regard, Parent will act as trustee for each Financing Source in respect of the foregoing covenants and accepts these trusts and will hold and enforce these covenants on behalf of each Financing Source).

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.8 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters.

(c) Except as provided in this Section 10.6, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 10.7 Amendment.

(a) Subject to compliance with applicable Law, this Agreement may be amended by the Company and Parent (on behalf of itself and the Parent Parties), by action taken or authorized by the Company Board of Directors and the Parent Board of Directors, respectively, at any time before or after the receipt of the Company Shareholder Approval or the Parent Shareholder Approval, except that, after receipt of the Company Shareholder Approval or the Parent Shareholder Approval, there may not be, without further approval of the Company Shareholders or the Parent Shareholders, respectively, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the Company Shareholders or Parent Shareholders, respectively.

(b) Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

(a) Notwithstanding anything to the contrary contained herein, Section 9.2(f), Section 10.4(c), Section 10.6, Section 10.13 and this Section 10.7 (and any provision of this Agreement to the extent a modification, waiver by Parent or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived by Parent or terminated in a manner that is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

Section 10.8 Waiver and Modifications. Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it thereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other

Parties (c) to the extent permitted by Law and subject to Section 10.7, waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto, or (d) to the extent permitted by Law and subject to Section 10.7, waive the fulfilment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at Law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

Section 10.9 Severability. Upon such determination that any provision is illegal, invalid or unenforceable all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement, including the Arrangement and the Merger, be consummated as originally contemplated to the fullest extent possible.

Section 10.10 Further Assurances. Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 10.11 Injunctive Relief. The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the Parties hereto to consummate the Closing in accordance with Article 2) in the courts of the Province of Ontario without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, at law, in equity or otherwise, (b) the provisions set forth in Section 9.2 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.12 Counterparts. This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by personal delivery, facsimile, electronic transmission or otherwise).

Section 10.13 No Recourse. In no event, shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any source of Financing or (B) seek to enforce the commitments against, make any claims for breach of the Debt Commitment Letters or Equity Purchase Agreement, as applicable, against, or seek to recover monetary damages from, or otherwise sue, Financing Sources for any reason in connection therewith, including in connection with Debt Financing commitments or the obligations of Financing Sources thereunder. Nothing in this Section 10.13 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other or in connection therewith or the right of the Company to seek specific performance against the Parent Parties under Section 10.11.

Section 10.14 Obligations of the Parent Parties. Parent agrees that:

(a) Parent will cause each other Parent Party to perform its obligations under this Agreement, the Plan of Arrangement and the agreements contemplated hereby and thereby in accordance with the terms hereof and thereof;

(b) Parent absolutely guarantees, as a principal and not as a surety, to the Company the full and complete performance by each other Parent Party of its obligations under this Agreement and the Plan of Arrangement and the agreements contemplated hereby and thereby, including all payment obligations given or undertaken or expressed to be given or undertaken in this Agreement, the Plan of Arrangement and the agreements contemplated hereby and thereby which are to be performed on or prior to the Closing, subject to the limitations of liability in Section 9.2(f); and

(c) Parent will be responsible for any breach or liability of each other Parent Party under this Agreement, the Plan of Arrangement and the agreements contemplated hereby and thereby.

(d) Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against any other Parent Party.

{The remainder of this page is left intentionally blank—Signature page follows}

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BURGER KING WORLDWIDE, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

1011773 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

NEW RED CANADA PARTNERSHIP

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

BLUE MERGER SUB, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

8997900 CANADA INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

TIM HORTONS INC.

By:	/s/ Marc Caira
Name:	Marc Caira
Title:	President and Chief Executive Officer

[Signature Page to Arrangement Agreement and Plan of Merger]

FINAL FORM

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Tim Hortons Inc. (the “Company”), pursuant to the arrangement agreement and plan of merger (the “Arrangement Agreement”) between the Company, Burger King Worldwide, Inc., 1011773 B.C. Unlimited Liability Company, New Red Canada Partnership, Blue Merger Sub, Inc. and 8997900 Canada Inc. dated August 26, 2014, all as more particularly described and set forth in the management information circular of the Company dated [—], 2014 (the “Circular”) accompanying the notice of this meeting and forming part of the joint information statement/circular contemplated by the Arrangement Agreement (as the Arrangement has been or may be modified, amended or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be modified, amended or supplemented in accordance with the Arrangement Agreement and its terms, involving the Company and implementing the Arrangement, (the “Plan of Arrangement”) the full text of which is set out as Appendix [—] to the Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement, and the actions of the officers or directors of the Company in executing and delivering the Arrangement Agreement, and any modifications, amendments or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Company: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

FINAL FORM

SCHEDULE B

LOCK-UP AGREEMENT

THIS AGREEMENT made the             day of                     , 2014,

BETWEEN:

[NAME OF DIRECTOR],

an [individual residing in the City of —],

(hereinafter called the “Shareholder”),

- and -

BURGER KING WORLDWIDE, INC.,

a corporation incorporated under the laws of

Delaware,

(hereinafter called “Parent”),

WHEREAS the Shareholder is the beneficial owner of common shares (the “Company Common Shares”) in the capital of Tim Hortons Inc. (the “Company”), as described more particularly on Schedule A hereto (together with any additional Company Common Shares acquired after the date hereof, the “Subject Shares”);

AND WHEREAS Parent is concurrently herewith entering into an arrangement agreement and plan of merger (as the same may be amended from time to time, the “Arrangement Agreement”) with the Company, 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a general partnership organized under the laws of Ontario and a wholly-owned Subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned Subsidiary of Partnership (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned Subsidiary of Partnership (“Amalgamation Sub”), which provides for, among other things, the Company to proceed with a business combination transaction involving the arrangement of the Company under section 192 of the Canada Business Corporations Act (the “CBCA”) and the acquisition by Amalgamation Sub of all of the issued and outstanding shares of the Company, pursuant to and in the manner provided for by the arrangement, followed by the merger of Merger Sub with and into Parent, with Parent being the surviving corporation (the “Transaction”);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote or cause to be voted the Subject Shares in favour of the Arrangement Resolution (as defined in the Arrangement Agreement), and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Parent is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with Parent’s execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

ARTICLE 2

CERTAIN COVENANTS OF THE SHAREHOLDER

2.1 The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 6 and (ii) the Effective Time, except in accordance with the terms of this Agreement:

(a)	not option for sale, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey, or enter into any forward sale, repurchase agreement or other monetization transaction with respect to, any of the Subject Shares, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing, other than pursuant to the Arrangement Agreement;

(b)	except to the extent contemplated by this Agreement, not grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Company Shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing; and

(c)	not vote or cause to be voted any of the Subject Shares in respect of any proposed action by the Company in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Transaction or the other transactions contemplated by the Arrangement Agreement.

2.2 If the Shareholder acquires any additional Company Common Shares following the date hereof (including through the exercise of any Company Equity Awards), the Shareholder acknowledges that such additional Company Common Shares shall be deemed to be Subject Shares for purposes of this Agreement and the Shareholder shall abide by the terms of this Agreement in respect of such Company Common Shares.

2.3 Notwithstanding any other provision of this Agreement, Parent hereby agrees and acknowledges that:

(a)	the Shareholder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in its capacity as a director or officer of the Company (if the Shareholder holds such office). Without limiting the foregoing, Parent acknowledges and agrees that the Shareholder may take any action in its capacity as director or officer of the Company, and that any such action shall not be a violation of this Agreement; and

(b)	nothing in this Agreement shall prevent the Shareholder from serving as, or fulfilling its fiduciary duties as, a director of the Company.

ARTICLE 3

AGREEMENT TO VOTE

3.1 The Shareholder hereby covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement in accordance with Article 6:

(a)	to vote or to cause to be voted the Subject Shares at the Company Meeting (or any adjournment or postponement thereof) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Transaction;

(b)	to vote or cause to be voted the Subject Shares against any Company Acquisition Proposal and/or any matter that could reasonably be expected to materially delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

(c)	no later than five Business Days prior to the date of the Company Meeting, the Shareholder shall deliver or cause to be delivered to the Company, with a copy to Parent concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any other matter necessary for the consummation of the Transaction; and

(d)	such proxy or proxies shall name those individuals as may be designated by the Company in the Joint Information Statement/Circular and shall not be revoked without the written consent of Parent.

3.2 The Shareholder irrevocably and unconditionally covenants and agrees that the Shareholder will not exercise any Dissent Rights.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

4.1 The Shareholder represents, warrants and, where applicable, covenants to Parent as follows and acknowledges that Parent is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	the Shareholder has the capacity and has received all requisite approvals to execute and delivery this Agreement and to perform his or her obligations hereunder;

(b)	this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation, enforceable by Parent against the Shareholder in accordance with its terms, subject, however, to the Bankruptcy and Equity Exception;

(c)	the Shareholder is the beneficial owner of the Subject Shares;

(d)	the Shareholder has the right to vote all the Subject Shares and all the Subject Shares shall, immediately prior to the Effective Time, be beneficially owned by the Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)	the Shareholder is not party to any agreement for the sale, disposition, transfer or voting of any of the Subject Shares, except this Agreement;

(f)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a material breach of or constitute a material default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Authority, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder in the context of the Transaction or this Agreement, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder;

(g)	as of the date hereof, the Subject Shares as set forth on Schedule A hereto are the only Company Common Shares owned by the Shareholder; and

(h)	there are no legal proceedings in progress or pending before any Governmental Authority or, to the knowledge of the Shareholder, threatened against the Shareholder or its affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder.

The representations and warranties of the Shareholder set forth in this Article 4 shall not survive the completion of the Transaction and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 6.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

5.1 Parent represents, warrants and, where applicable, covenants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	Parent has been duly formed and is validly existing under the laws of Delaware and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement by Parent and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a legal, valid and binding obligation, enforceable by the Shareholder against Parent in accordance with its terms, subject, however, to the Bankruptcy and Equity Exception; and

(c)	none of the execution and delivery by Parent of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by Parent with Parent’s obligations hereunder will result in a breach of or constitute a default (with or without notice of lapse of time or both) under any provision of (i) the constating documents of Parent, (ii) any agreement or instrument to which Parent is a party or by which Parent or any of Parent’s property or assets is bound, (iii) any judgment, decree, order or award of any Governmental Authority, or (iv) any law, statute, ordinance, regulation or rule applicable to Parent in the context of the Transaction or this Agreement.

The representations and warranties of Parent set forth in this Article 5 shall not survive the completion of the Transaction and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 6.

ARTICLE 6

TERMINATION

6.1 This Agreement may be terminated by the Shareholder by written notice to Parent if

(a)	any of the representations and warranties of Parent contained herein is untrue or inaccurate in any material respect;

(b)	Parent has not complied in all material respects with its covenants to the Company under the Arrangement Agreement;

(c)	Parent, without the prior written consent of the Shareholder, decreases the amount of the Arrangement Consideration;

(d)	Parent, without the prior written consent of the Shareholder, otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(e)	there has occurred a Company Adverse Recommendation Change.

6.2 This Agreement may be terminated by Parent by written notice to the Shareholder if:

(a)	the Shareholder has not complied in all material respects with its covenants to Parent contained herein;

(b)	any of the representations and warranties of the Shareholder contained herein is untrue or inaccurate in any material respect;

(c)	the Company has not complied in all material respects with its covenants to Parent under the Arrangement Agreement.

6.3 This Agreement shall be terminated upon the earliest of:

(a)	the date upon which Parent and the Shareholder mutually agree to terminate this Agreement;

(b)	the termination of the Arrangement Agreement in accordance with its terms;

(c)	the Effective Time; or

(d)	the Outside Date (taking into account any extensions thereof contemplated by Section 9.1(b)(i) of the Arrangement Agreement).

6.4 In the case of any notice of termination of this Agreement pursuant to Section 6.1, 6.2 or 6.3 this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

ARTICLE 7

DISCLOSURE

7.1 The Shareholder (i) consents to the details of this Agreement being set out in the Joint Information Statement/Circular and this Agreement being made publicly available, including by filing on SEDAR, as may be required pursuant to applicable securities laws, (ii) consents to and authorizes the publication and disclosure by Parent and the Company of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Parent or the Company reasonably determines is required to be disclosed by applicable Law in any press release, the Joint Information Statement/Circular or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Parent and the Company any information either may reasonably require for the preparation of any such disclosure documents and (iv) agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Authority or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. A copy of this Agreement may be provided to the directors of the Company.

ARTICLE 8

GENERAL

8.1 This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2 The Shareholder and Parent shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3 This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4 Time shall be of the essence of this Agreement.

8.5 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	in the case of the Shareholder:

Tim Hortons Inc.

874 Sinclair Road

Oakville, Ontario L6K 2Y1

Attention:         General Counsel

(b)	in the case of Parent:

Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida 33126

Attention:         General Counsel

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7 Each of the parties hereto agrees with the others that (i) money damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder.

8.8 If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9 This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

BURGER KING WORLDWIDE, INC.

by
Name:
Title:

SIGNED, SEALED & DELIVERED in the presence of:

Witness		—

SCHEDULE A

OWNERSHIP OF COMPANY COMMON SHARES

Name	Company Common Shares beneficially owned	Registered holder if different from beneficial owner	Total number of Company Common Shares owned or controlled

EXECUTION COPY

SCHEDULE C

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of August 26, 2014, by and among Tim Hortons Inc., a corporation organized under the laws of Canada (the “Company”) and the persons whose names appear on the signature pages hereto (each a “Stockholder” and, together, the “Stockholders”).

RECITALS

A. On August 26, 2014, Burger King Worldwide, Inc., a corporation incorporated under the laws of Delaware (“Parent”), 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a general partnership organized under the laws of Ontario and wholly owned Subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly owned Subsidiary of Partnership (“Merger Sub”), 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly owned Subsidiary of Partnership (“Amalgamation Sub”), and the Company entered into an Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”) for the purpose of effecting a business combination transaction (the “Combination”) upon the terms and subject to the conditions set forth therein.

B. In furtherance of the Combination, the parties to the Arrangement Agreement intend that (i) the Company proceed with an arrangement under section 192 of the CBCA involving the acquisition by Amalgamation Sub of all of the issued and outstanding shares of the Company followed by an amalgamation of the Company and Amalgamation Sub, and (ii) Merger Sub be merged with and into Parent, with Parent being the surviving corporation (the “Merger”) and a Subsidiary of Holdings.

C. The Stockholders agree to enter into this Agreement with respect to all common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) that the Stockholders own, beneficially (as defined in Rule 13d-3 under the Securities Exchange Act) or of record, and any additional shares of Parent Common Stock that such Stockholders may hereinafter acquire.

D. The Stockholders are the beneficial or record owners, and have either sole or shared voting power over, such number of shares of Parent Common Stock as are indicated opposite each of their names on Schedule A attached hereto.

E. Parent and the Company desire that the Stockholders agree, and the Stockholders are willing to agree, on terms and conditions set forth herein, not to Transfer (as defined below) any of their Parent Common Stock, and to vote all of their shares of Parent Common Stock in a manner so as to facilitate consummation of the Combination.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Arrangement Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“CBCA” means the Canada Business Corporations Act.

“Expiration Time” shall mean the earliest to occur of (a) the Merger Effective Time and (b) such date and time as the Arrangement Agreement shall be terminated validly pursuant to Article 9 thereof.

“Transfer” shall mean any direct or indirect offer, sale, assignment, Lien, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, Lien, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Parent Common Stock (or any security convertible or exchangeable into Parent Common Stock) or interest in any Parent Common Stock, excluding, for the avoidance of doubt, entry into this Agreement.

2. Agreement to Retain the Parent Common Stock.

2.1 No Transfer and Encumbrance of Parent Common Stock. Until the Expiration Time, the Stockholders agree, with respect to any Parent Common Stock currently or hereinafter beneficially owned by the Stockholders, not to (a) Transfer any such Parent Common Stock or (b) deposit any such Parent Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such Parent Common Stock or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto (other than pursuant to this Agreement); provided that any Stockholder may Transfer any such Parent Common Stock to any Affiliate of such Stockholder if the transferee of such Parent Common Stock evidences in a writing reasonably satisfactory to the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Stockholder.

2.2 Additional Purchases. Each Stockholder agrees that any Parent Common Stock and other shares of the Parent Common Stock that such Stockholder purchases or otherwise hereinafter acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time (the “New Parent Common Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Parent Common Stock set forth on Schedule A attached hereto.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Parent Common Stock, including New Parent Common Stock, in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio.

3. Agreement to Consent and Approve; Agreement to Make Exchangeable Election.

3.1 Delivery of Written Consent. Hereafter until the Expiration Time, each Stockholder agrees that promptly (and, in any event, within five (5) days) after the Form S-4 has been declared effective under the Securities Act by the SEC, such Stockholder shall execute and deliver to Parent and the Company an irrevocable written consent adopting and approving the Arrangement Agreement and the Merger, in the form attached hereto as Exhibit A. Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. No Stockholder shall enter into any tender, voting or other agreement, or grant a proxy or power of attorney, with respect to any Parent Common Stock, including New Parent Common Stock, that is inconsistent with this Agreement or otherwise take any other action with respect to any Parent Common Stock, including any New Parent Common Stock, that would in any way restrict, limit or interfere with the performance of the Stockholders’ obligations hereunder or the transactions contemplated hereby, including the adoption and approval by the Parent Shareholders of the Arrangement Agreement and the Merger and the consummation of the Combination.

3.2 Exchangeable Election. Each Stockholder agrees that promptly after its receipt of an Election Form, it shall (i) return such Election Form and validly make an Exchangeable Election, with respect to all shares of Parent Common Stock, including New Parent Common Stock, owned by such Stockholder, in accordance with the terms and conditions of the Arrangement Agreement and (ii) not revoke such Exchangeable Election.

4. Irrevocable Proxy.

4.1 Grant of Irrevocable Proxy. Each Stockholder hereby irrevocably appoints the Company and any designee of the Company, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to execute consents with respect to any Parent Common Stock, including New Parent Common Stock, beneficially owned or owned of record by such Stockholder, in each case solely to the extent and in the manner specified in Section 3. This proxy is given to secure the performance of the duties of such Stockholder under this Agreement, and its existence will not be deemed to relieve such Stockholder of its obligations under Section 3. For Parent Common Stock, including New Parent Common Stock, as to which the Stockholder is the beneficial but not the record owner, such Stockholder will cause any record owner of such Parent Common Stock, including New Parent Common Stock, to grant to the Company a proxy to the same effect as that contained in this Section 4.1.

4.2 Nature of Irrevocable Proxy. Until the Expiration Time, the proxy and power of attorney granted pursuant to Section 4.1 by each Stockholder shall be irrevocable, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with regard to such Stockholder’s Parent Common Stock, including New Parent Common Stock, beneficially owned or owned of record by such Stockholder, and such Stockholder acknowledges that the proxy constitutes an inducement for the Company to enter into the Arrangement Agreement. The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of such Stockholder. The proxy and power of attorney granted hereunder shall terminate at the Expiration Time.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to the Company as follows:

5.1 Due Authority. Such Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

5.2 Ownership of the Parent Common Stock. As of the date hereof, such Stockholder (a) is the beneficial or record owner of the shares of Parent Common Stock indicated on Schedule A hereto opposite the Stockholder’s name, free and clear of any and all Liens, other than those created by this Agreement or as disclosed on Schedule A, and (b) has sole voting power over all of the shares of Parent Common Stock beneficially owned or owned of record by such Stockholder. As of the date hereof, such Stockholder does not own, beneficially or of record, any capital stock or other securities of Parent other than the shares of Parent Common Stock set forth on Schedule A opposite the Stockholder’s name. As of the date hereof, such Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock or other securities of Parent except as set forth on Schedule A opposite such Stockholder’s name.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of the obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to such Stockholder, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Common Stock beneficially owned or owned of record by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder is bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or any other Person, is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

5.4 Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder that could reasonably be expected to impair or adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

7. Notice of Certain Events. Each Stockholder shall notify the Company promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of such Stockholder under this Agreement or (b) the receipt by such Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7 shall not limit or otherwise affect the remedies available to the Company.

8. Capacity. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder’s shares of Parent Common Stock.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder’s shares of Parent Common Stock. All rights, ownership and economic benefits of and relating to any such Stockholder’s shares of Parent Common Stock shall remain vested in and belong to such Stockholder.

10. Miscellaneous.

10.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

10.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of

Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a .pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(i) if to any Investor, to the address set forth for such party on Schedule A with a copy to (which shall not be considered notice):

Name:	Kirkland & Ellis LLP
Address:	601 Lexington Avenue
New York, New York 10022
Fax:	(212) 446-6460
Attention:	Stephen Fraidin
William B. Sorabella
David B. Feirstein

and

Name:	Davies Ward Phillips and Vineberg LLP
Address:	155 Wellington Street West
Toronto, Ontario
Canada M5V 3J7
Fax:	(416) 863-0871
Attention:	Patricia Olasker
Steven Harris

(ii) if to the Company

     Tim Hortons Inc.

     874 Sinclair Road

     Oakville, ON, Canada

     Fax:       (905) 845-2931

     Attention:       Jill Sutton

with a copy to (which shall not be considered notice):

Name:	Wachtell, Lipton, Rosen & Katz
Address:	51 West 52nd Street
New York, New York 10019
Fax:	(212) 403-2000
Attention:	Adam O. Emmerich
Gordon S. Moodie

and

Name:	Osler, Hoskin & Harcourt LLP
Address:	100 King Street West
1 First Canadian Place
Suite 4600, P.O. Box 50
Toronto, Ontario
Canada M5X 1B8
Fax:	(416) 862-6666
Attention:	Clay Horner
Doug Bryce

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

10.6 APPLICABLE LAW; JURISDICTION OF DISPUTES. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION AND EXPLORATION WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 10.6 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 10.5 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

10.7 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

10.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

10.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until this Agreement is executed and delivered by all parties hereto.

10.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

10.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

TIM HORTONS INC.

By:	/s/ Marc Caira
Name: Marc Caira
Title: President and Chief Executive Officer

[Signature Page to Voting Agreement]

STOCKHOLDERS:

3G SPECIAL SITUATIONS FUND II, L.P.

By: 3G Special Situations Partners, Ltd. its General Partner

By:	/s/ Bernardo Piquet

Name:	Bernardo Piquet

Title:	Director

[Signature Page to Voting Agreement]

SCHEDULE A

Name	Address for Notice	Common Stock
3G Special Situations Fund II, L.P.	c/o 3G Capital Inc. 600 Third Avenue New York, NY 10016	243,858,915

TOTAL

EXHIBIT A

FORM OF WRITTEN CONSENT OF STOCKHOLDERS IN LIEU OF A MEETING

[                    , 20    ]

The undersigned, being the stockholders of Burger King Worldwide, Inc., a Delaware corporation (the “Company”), holding a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Stockholders”), acting by written consent in lieu of a special meeting, pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware (“DGCL”), Article X of the Amended and Restated Certificate of Incorporation of the Company and Section 2.16 of the Amended and Restated Bylaws of the Company, hereby consent in writing to the adoption without a meeting of the following resolutions and to the taking of each of the actions contemplated thereby as of the date first written above:

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is advisable and in the best interests of the Company and the stockholders of the Company for the Company to enter into, and have authorized the execution and delivery of, an Arrangement Agreement and Plan of Merger (the “Agreement”), by and among the Company, 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a general partnership organized under the laws of Ontario and wholly-owned subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Partnership, 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned subsidiary of Partnership, and Tim Hortons Inc., a corporation organized under the laws of Canada (“Tim Hortons”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a subsidiary of Holdings; and

WHEREAS, in accordance with the resolutions of the Board approving the Agreement, the Company has executed and delivered the Agreement and submitted the Agreement and the Merger to the stockholders of the Company for their adoption and approval.

Approval of Arrangement Agreement

NOW, THEREFORE, BE IT RESOLVED, that the Agreement and the transactions contemplated thereby, including the Merger, be, and they hereby are, adopted, ratified, approved and authorized in all respects by the Stockholders;

The undersigned hereby waives compliance with any and all notice requirements imposed by the DGCL or other applicable law.

When executed by the Stockholders, this Consent shall be delivered to the Company and Tim Hortons in accordance with Section 3 of the Voting Agreement, dated as of August 26, 2014, by and among Tim Hortons and the Stockholders.

[Signature Page Follows]

A-1

IN WITNESS WHEREOF, the Stockholders have executed this written consent as of the date first written above.

STOCKHOLDERS:

[STOCKHOLDER]

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

FINAL FORM

SCHEDULE D

PLAN OF ARRANGEMENT

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalgamation Sub” means 8997900 Canada Inc., a corporation incorporated under the laws of Canada;

“Arrangement” means the arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court in the Final Order (with the consent of the Company and Blue, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement and Plan of Merger dated as of August 26, 2014, among Parent, Holdings, Partnership, Merger Sub, Amalgamation Sub and the Company (including the Schedules attached thereto) as may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Cash Consideration” means $88.50 in cash per Company Common Share, as adjusted pursuant to Section 3.4 hereof;

“Arrangement Consideration” means the Arrangement Cash Consideration, the Arrangement Mixed Consideration or the Arrangement Share Consideration, as applicable;

“Arrangement Exchange Agent” means — at its offices set out in the Letter of Transmittal and Election Form;

“Arrangement Mixed Consideration” means $65.50 in cash and 0.8025 Holdings Common Shares per Company Common Share;

“Arrangement Mixed Consideration Value” means an amount equal to the sum of (a) $65.50 plus (b) the value of 0.8025 Holdings Common Shares, based on the opening price of a Holdings Common Share on the NYSE as reported in the Wall Street Journal for the first trading day immediately following the Effective Time;

“Arrangement Resolution” means the special resolution of the Company to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form of Schedule A to the Arrangement Agreement;

“Arrangement Share Consideration” means, in respect of each Company Common Share subject to the Arrangement, 3.0879 Holdings Common Shares per Company Common Share, as adjusted pursuant to Section 3.4 hereof;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and substance satisfactory to Parent and the Company, each acting reasonably;

“AS Common Shares” means the common shares in the capital of Amalgamation Sub;

“AS Delivered Common Shares” has the meaning ascribed thereto in Section 3.2(i);

“Available Cash Election Amount” means (a) the product of (i) the aggregate number of outstanding Company Common Shares (other than any Company Common Shares held by Amalgamation Sub) as of the step referenced in Section 3.2(h) multiplied by (ii) $65.50 minus (b) the aggregate amount of cash to be paid in respect of all Mixed Election Shares and No Election Shares minus (c) the product of (i) the aggregate number of Company Common Shares, measured as of the Election Deadline, in respect of which Dissent Rights have been validly exercised under Article 4 and which have not been withdrawn multiplied by (ii) the Arrangement Cash Consideration;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed;

“Cash Election Amount” means the product of (a) the number of Cash Election Shares multiplied by (b) the Arrangement Cash Consideration;

“Cash Election Share” has the meaning ascribed thereto in Section 3.3(a);

“Cash Fraction” has the meaning ascribed thereto in Section 3.4(a);

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement certifying that the Arrangement has been effected, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Company” means Tim Hortons Inc., a corporation existing under the laws of Canada;

“Company Common Shares” means the common shares in the capital of the Company;

“Company DSU” means, at any time, each award of deferred stock units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested;

“Company Equity Awards” means the Company Options, Company DSUs, Company PSUs and Company RSUs;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Optionholder” means a holder of one or more Company Options;

“Company Option” means, at any time, each award of options to acquire Company Common Shares granted pursuant to the Company Stock Plans or otherwise which are, at such time, outstanding and unexercised, whether or not vested;

“Company Pre-Closing Steps” has the meaning ascribed thereto in the Arrangement Agreement;

“Company PSU” means, at any time, each award of performance share units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested;

“Company RSU” means, at any time, each award of restricted stock units with respect to Company Common Shares granted pursuant to the Company Stock Plans or otherwise which is, at such time, outstanding, whether or not vested, for the avoidance of doubt, including any award of restricted stock units that was initially granted based on performance goals but that is subject only to time-based vesting criteria as of the Effective Time;

“Company Shareholder” means a holder of one or more Company Common Shares, and includes holders of Company Common Shares issued pursuant to Section 3.2(d), 3.2(e) and 3.2(f);

“Company Stock Plans” means the Company 2006 Stock Incentive Plan, the Company 2012 Stock Incentive Plan and the Company Non-Employee Director Deferred Stock Unit Plan;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a Company Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Common Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date, or such other time as the parties may agree to in writing before the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto Time) on the Business Day which is three Business Days preceding the anticipated Effective Date;

“Exchange Ratio” means 3.0879;

“Final Order” means the order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement under section 192(4) of the CBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended (following the prior written consent of the Company and Parent, such consent not to be unreasonably withheld, delayed or conditioned) on appeal;

“Former Shareholders” means the holders of Common Shares immediately prior to the Effective Time together with holders of Company Equity Awards who receive Company Common Shares pursuant to Section 3.2(d), 3.2(e) and 3.2(f);

“Governmental Authority” means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE, or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing;

“Holdings” means — a corporation incorporated under the laws of Canada;

“Holdings Common Shares” means the common shares in the capital of Holdings;

“Holdings Arrangement Options” means options to acquire Holdings Common Shares received in exchange for Company Options pursuant to Section 3.2(i);

“Interim Order” means the interim order of the Court in a form reasonably acceptable to each of the Company and Parent, to be issued following the application therefor contemplated by Section 2.2(d) of the Arrangement Agreement providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the prior written consent of both the Company and Parent, such consent not to be unreasonably withheld, conditioned or delayed;

“In the Money Amount” has the meaning ascribed thereto in Section 3.2(j);

“Law” means any and all laws, statutes, codes, ordinances (including zoning), approvals, decrees, rules, regulations, bylaws, notices, policies, protocols, guidelines, treaties or other requirements of any Governmental Authority and any legal requirements arising under the common law or principles of law or equity;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by Company Shareholders with respect to the Arrangement;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute;

“LLC” means a limited liability company under the laws of Delaware to be formed as an indirect wholly owned subsidiary of Holdings prior to the Effective Date;

“Merger” has the meaning ascribed to it in the Arrangement Agreement;

“Merger Effective Time” has the meaning ascribed to it in the Arrangement Agreement;

“Merger Sub” means Blue Merger Sub, Inc., a Delaware limited liability company;

“Mixed Election Share” has the meaning ascribed thereto in Section 3.3(a);

“NYSE” means the New York Stock Exchange;

“Net Surrender Shares” has the meaning ascribed thereto in Section 3.2(f);

“New Amalco” means the entity formed in Section 3.2(o);

“New AS Common Shares” means common shares in the capital of New Amalco;

“No Election Share” has the meaning ascribed thereto in Section 3.2(g);

“Parent” means Burger King Worldwide Inc., a corporation incorporated under the laws of Delaware;

“Partnership” means —, a limited partnership formed under the laws of the Province of Ontario;

“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural Person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Rights Agreement” means that certain Shareholders Rights Plan Agreement, dated as of August 6, 2009, between the Company and Computershare Trust Company of Canada;

“Selling Shareholders” means the Company Shareholders (but does not include the Dissenting Shareholders);

“Share Consideration Value” has the meaning ascribed thereto in Section 3.2(i);

“Share Election Share” has the meaning ascribed thereto in Section 3.3(a);

“Special Voting Share” means the special voting share in the capital of Holdings;

“Surrendered Company Option” means the vested portion of a Company Option for which a Company Optionholder has validly executed an applicable surrender form providing for surrender contingent upon the occurrence of the Effective Time;

“Tax Act” means the Income Tax Act (Canada);

“Trustee” means —;

“TSX” means the Toronto Stock Exchange; and

“Voting Trust Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

1.2 Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3 Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or subsection by number or letter or both refer to the Article, Section or subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.7 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario local time unless otherwise stipulated.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement and constitutes an arrangement as referred to in Section 192 of the CBCA. This Plan of Arrangement

shall become effective at, and be binding at and after, the Effective Time on Holdings, the Company, Parent, Partnership, Amalgamation Sub, New Amalco, Merger Sub, all Company Shareholders (including Dissenting Shareholders) and beneficial owners of Company Common Shares, and all holders or beneficial owners of Company Equity Awards.

ARTICLE 3

ARRANGEMENT

3.1 Reserved

[RESERVED]

3.2 Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence, except where noted, without any further act or formality:

(a)	at the Effective Time, the Rights Agreement shall be terminated (and all rights thereunder shall expire) and shall be of no further force or effect;

(b)	immediately following the preceding step,

(i)	each Company Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred to Amalgamation Sub by the holder thereof, without any further act or formality by or on behalf of the Dissenting Shareholder, and thereupon each Dissenting Shareholder shall cease to have any rights as holders of such Company Common Shares other than the rights set out in Article 4 hereof,

(ii)	the registered holder thereof shall cease to be the registered holder of such Company Common Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of this step; and

(iii)	Amalgamation Sub shall be recorded as the registered holder of such Company Common Share and shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(c)	immediately following the preceding step, each Company DSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, and the Company shall pay each holder of a Company DSU an amount in cash equal to the product of (i) the Arrangement Mixed Consideration Value multiplied by (ii) the number of Company Common Shares subject to such Company DSU, all in full satisfaction of the obligations of the Company in respect of the Company DSUs and all of the Company DSUs, as well as the Company Non-Employee Director Deferred Stock Unit Plan, shall be, and shall be deemed to be, terminated;

(d)	concurrent with the preceding step, each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, with performance goals deemed satisfied based on the maximum or highest level achievable under the Company PSU, and the Company shall issue to each holder of a Company PSU in settlement of such PSU that number of Company Common Shares subject to such Company PSU (based on the deemed satisfaction of performance goals) and the name of such holder shall be recorded as the registered holder of such Company Common Shares acquired pursuant to such Company PSUs all in full satisfaction of the obligations of the Company in respect of the Company PSUs and all of the Company PSUs shall be, and shall be deemed to be, terminated;

(e)

concurrent with the preceding step, each Company RSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, and the Company shall issue to each holder of a Company RSU in settlement of such RSU that number of Company Common Shares issuable pursuant to the terms of such Company RSU and the name of such holder shall be recorded as the registered holder of such Company Common Shares acquired pursuant to such Company RSUs all in full satisfaction of the obligations of the Company in respect of the Company RSUs and all of the Company RSUs shall be, and shall be deemed to be, terminated;

(f)	immediately following the preceding step, subject to the requirement of Section 7.4(c) of the Arrangement Agreement, each Surrendered Company Option shall be, and shall be deemed to be, surrendered and transferred to the Company in consideration for the issuance by the Company of that number of Company Common Shares (the “Net Surrender Shares”) equal to, rounded down to the nearest whole share, (i) the number of Company Common Shares subject to such Surrendered Company Option immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Company Common Shares subject to such Surrendered Company Option that, when multiplied by the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of a Company Common Share as of immediately prior to the time of this step, is equal to the aggregate exercise price of such Surrendered Company Option, and the holder of such Surrendered Company Option shall be recorded on the register of holders of Company Common Shares as the registered holder of the Net Exercise Shares, all in full satisfaction of the obligations of the Company in respect of the Surrendered Company Options and all of the Surrendered Company Options shall be, and shall be deemed to be, terminated;

(g)	immediately following the preceding step, each Company Shareholder who has not deposited with the Arrangement Exchange Agent a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or has otherwise failed to comply with the requirements of Section 3.3(b) and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive, in respect of all Company Common Shares held by such holder (each such share, a “No Election Share”), the Arrangement Mixed Consideration;

(h)	immediately following the preceding step, each outstanding Company Common Share (other than any Company Common Share held by Amalgamation Sub) shall be transferred and assigned to Amalgamation Sub in accordance with the election of such holder pursuant to Section 3.3 or deemed election of such holder pursuant to Section 3.2(g) in exchange for, subject to Sections 3.4 and 3.7, the payment by Amalgamation Sub of (i) the Arrangement Cash Consideration, (ii) the Arrangement Mixed Consideration or (iii) the Arrangement Share Consideration, as applicable, and in respect of each Company Common Share so transferred and assigned:

(i)	the registered holder thereof shall cease to be the registered holder of such Company Common Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of this step;

(ii)	Amalgamation Sub shall be recorded as the registered holder of such Company Common Share and shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens; and

(iii)	there shall be added to the stated capital account maintained by Holdings for Holdings Common Shares an amount equal to the value as of — of the Holdings Common Shares, if any, issued in exchange for such Company Common Share;

(i)	concurrent with the preceding step, in consideration for Holdings delivering, on behalf of Amalgamation Sub, Holdings Common Shares directly to the Selling Shareholders pursuant to Section 3.2(h), AS Common Shares (the “AS Delivered Common Shares”) with the aggregate fair market value equal to the fair market value of the aggregate number of Holdings Common Shares so delivered shall be issued to Holdings, and in respect thereof, there shall be added to the stated capital account maintained by Amalgamation Sub for AS Common Shares an amount equal to the fair market value of the aggregate number of Holdings Common Shares so delivered (the “Share Consideration Value”);

(j)	immediately following the preceding step, each Company Option (and its tandem stock appreciation right) that is outstanding immediately prior to the time of this step (other than the Surrendered

Company Options), whether or not vested, shall be exchanged for a Holdings Arrangement Option (with a tandem stock appreciation right) to acquire from Holdings that number of Holdings Common Shares equal to the product of: (i) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, provided that the number of Holdings Common Shares issuable shall be rounded down to the nearest whole number of Holdings Common Shares. The exercise price per Holdings Common Share subject to a Holdings Arrangement Option shall be an amount equal to the quotient of: (i) the exercise price per Company Common Share subject to each such Company Option immediately before the Effective Time divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on exercise of a Holdings Arrangement Option shall be rounded up to the nearest whole cent. Notwithstanding the foregoing, if it is determined in good faith that the excess of the aggregate fair market value of the Holdings Common Shares subject to the Holdings Arrangement Options immediately after the issuance of the Holdings Arrangement Options over the aggregate option exercise price for such shares pursuant to the Holdings Arrangement Options (such excess referred to as the “In the Money Amount” of the Holdings Arrangement Options) would otherwise exceed the excess of the aggregate fair market value of the Company Common Shares subject to such Company Options immediately before the issuance of the Holdings Arrangement Options over the aggregate option exercise price for such shares pursuant to the Company Options, (such excess referred to as the In the Money Amount of the Company Options), the previous provisions shall be modified so that the In the Money Amount of the Holdings Arrangement Options does not exceed the In the Money Amount of the Company Options, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Holdings Arrangement Options. Except as otherwise provided herein, each Holdings Arrangement Option (and its tandem stock appreciation right) shall be on the same terms and conditions as were applicable to the exchanged Company Option (and its tandem stock appreciation right) immediately before the Effective Time (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule) and Holdings shall assume all the obligations of the Company under the Company Stock Plans pertaining to the Company Options (and their tandem stock appreciation rights) and the agreements evidencing the grants thereof. Holdings shall comply with the requirements of Section 7.4(c) of the Arrangement Agreement with respect to each Holdings Arrangement Option until final settlement of all Holdings Arrangement Options;

(k)	immediately following the preceding step, transactions are undertaken pursuant to transfer agreements that result in all AS Delivered Common Shares acquired by Holdings pursuant to Section 3.2(i) being contributed to LLC. Thereafter LLC shall be deemed to be the legal and beneficial owner thereof free and clear of all Liens;

(l)	following the preceding step and at the Merger Effective Time, the Merger shall become effective;

(m)	coincident with the Merger Effective Time,

(i)	Holdings, the Partnership and the Trustee shall execute the Voting Trust Agreement, and

(ii)	Holdings shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Holdings of $1.00 to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Units in accordance with the Voting Trust Agreement;

(n)	immediately following the preceding step, the stated capital of the Company Common Shares shall be reduced to $1.00 without any distribution; and

(o)	at 5:00 p.m. (Toronto time) on the first Business Day following the Effective Date,

(i)	Amalgamation Sub and the Company shall amalgamate to form New Amalco with the same effect as if they were amalgamated under s. 181 of the CBCA, except that the separate legal existence of the Company will not cease and the Company will survive the amalgamation, as more fully described in Section 3.5; and

(ii)	without limiting the foregoing, the separate legal existence of Amalgamation Sub will cease without Amalgamation Sub being liquidated or wound up, Amalgamation Sub and the Company will continue as one Company, and the property of Amalgamation Sub (other than Company Common Shares held by Amalgamation Sub and any amounts owing by the Company to Amalgamation Sub) will become the property of New Amalco.

3.3 Election

With respect to the exchange of Company Common Shares (including Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards pursuant to Sections 3.2(d), 3.2(e) and 3.2(f)) effected pursuant to Section 3.2(h):

(a)	each Company Shareholder (other than Dissenting Shareholders) may elect to receive, in respect of each Company Common Share held, the Arrangement Cash Consideration (each such Company Common Share, a “Cash Election Share”), the Arrangement Mixed Consideration (each such Company Common Share, a “Mixed Election Share”) or the Arrangement Share Consideration (each such Company Common Share, a “Share Election Share”), subject to Sections 3.4 and 3.7;

(b)	the election provided for in Section 3.3(a) shall be made by each Company Shareholder by depositing with the Arrangement Exchange Agent, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election. The Company shall provide at least two (2) Business Days’ notice of the Election Deadline to Company Shareholders by means of a news release disseminated on newswire; provided, that if the Effective Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be at the discretion of the Company provided that at least one (1) Business Day of advance notice thereof shall have been provided; and

(c)	any duly completed Letter of Transmittal and Election Form, once deposited with the Arrangement Exchange Agent, shall be irrevocable and may not be withdrawn by a Company Shareholder.

3.4 Adjustments to Arrangement Share and Cash Consideration

Notwithstanding Section 3.2 or any provision herein to the contrary, if:

(a)	the Cash Election Amount exceeds the Available Cash Election Amount, then the following consideration shall be paid in respect of each Cash Election Share:

(i)	an amount of cash equal to the product of (A) the Arrangement Cash Consideration multiplied by (B) the greater of (I) a fraction, rounded to six (6) decimal places, the numerator of which is the Available Cash Election Amount and the denominator of which is the Cash Election Amount and (II) zero (0) (the amount calculated in clause (B) of this paragraph, the “Cash Fraction”); and

(ii)	a number of Holdings Common Shares equal to the product of (A) the Arrangement Share Consideration multiplied by (B) the result of one (1) minus the Cash Fraction; and

(b)	the Available Cash Election Amount exceeds the Cash Election Amount, then the following consideration shall be paid in respect of each Share Election Share:

(i)	an amount of cash equal to the result of (A) the amount of such excess divided by (B) the number of Share Election Shares; and

(ii)	a number of Holdings Common Shares equal to the product of (A) the Arrangement Share Consideration multiplied by (B) a fraction, rounded to six (6) decimal places, the numerator of which is the difference between (1) the Arrangement Cash Consideration and (2) the amount calculated in clause (i) of this paragraph and the denominator of which is the Arrangement Cash Consideration.

3.5 Amalgamation of Amalgamation Sub and the Company

(a) Pursuant to Section 3.2(o), Amalgamation Sub and the Company shall amalgamate to form New Amalco under the CBCA, with the effect described below, and, unless and until otherwise determined in the manner required by Law, the following shall apply:

(i)	Name. The name of New Amalco shall be —.

(ii)	Registered Office. The registered office of New Amalco shall be located in Oakville, Ontario. The address of the registered office shall be —.

(iii)	Business and Powers. There shall be no restrictions on the business that New Amalco may carry on or on the powers it may exercise.

(iv)	Authorized Share Capital. New Amalco shall be authorized to issue an unlimited number of common shares designated as “Common Shares”.

(v)	Share Provisions. The New AS Common Shares shall have the same terms as the AS Common Shares.

(vi)	Shares. Each AS Common Share shall be converted into one fully paid and non-assessable New AS Common Share and the holders of the shares so converted shall be added to the register of shareholders of New Amalco. Each Company Common Share shall be cancelled without any repayment of capital.

(vii)	Restrictions on Transfer. The transfer of New AS Common Shares shall be restricted and no holder of New AS Common Shares shall transfer any such share without either: (i) the approval of the directors of New Amalco passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or (ii) the approval of the holders of at least a majority of the shares of New Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

(viii)	Number of Directors. The number of directors of New Amalco shall not be less than 1 and not more than 3, and otherwise as the shareholders of New Amalco may from time to time determine by special resolution.

(ix)	Initial Directors. The initial directors of New Amalco shall be:

Name	Residence Address	Canadian Resident
—	—	—

(x)	By-laws. The by-laws of New Amalco shall be the same as the by-laws of Amalgamation Sub.

(xi)	First Annual General Meeting. The first annual general meeting of New Amalco shall be held within 18 months from the Effective Date.

(xii)	Stated Capital. The aggregate of the stated capital of the issued and outstanding New AS Common Shares shall be equal to the aggregate of the stated capital of the issued and outstanding AS Common Shares immediately before the amalgamation described in Section 3.2(o).

(xiii)	Effect of Amalgamation. Upon the amalgamation of Amalgamation Sub and the Company to form New Amalco becoming effective pursuant to Section 3.2(o):

(A)	the property of each of Amalgamation Sub and the Company shall continue to be the property of New Amalco (other than Company Common Shares held by Amalgamation Sub and any amounts owing by the Company to Amalgamation Sub);

(B)	New Amalco shall continue to be liable for the obligations of Amalgamation Sub and the Company;

(C)	all existing causes of action, claims or liabilities to prosecution with respect to Amalgamation Sub and the Company shall be unaffected;

(D)	all civil, criminal or administrative actions or proceedings pending by or against Amalgamation Sub and the Company may be continued to be prosecuted by or against New Amalco;

(E)	all convictions against, or rulings, orders or judgments in favour of or against Amalgamation Sub and the Company may be enforced by or against New Amalco; and

(F)	the Articles of Arrangement shall be deemed to be the articles of incorporation of New Amalco and the Certificate of Arrangement shall be deemed to be the certificate of incorporation of New Amalco.

3.6 Pre-Effective Time Procedures

At or prior to the Effective Time: (i) Amalgamation Sub shall deposit or cause to be deposited with the Arrangement Exchange Agent, the aggregate amount of cash that the Selling Shareholders are entitled to receive under the Arrangement; and (ii) Holdings shall deposit or cause to be deposited with the Arrangement Exchange Agent evidence of the Holdings Common Shares in book-entry form that the Selling Shareholders are entitled to receive under the Arrangement, to be held by the Arrangement Exchange Agent as agent and nominee for the Selling Shareholders at and after the time of the transactions in Section 3.2(h) for distribution to the Selling Shareholders in accordance with the provisions of Article 5 hereof.

3.7 Fractional Shares and Rounding of Cash Consideration

(a) No fractional Holdings Common Shares shall be issued to Selling Shareholders in connection with this Plan of Arrangement. Where the aggregate number of Holdings Common Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Holdings Common Share being issuable, then, the number of Holdings Common Shares to be delivered to such Company Shareholders shall be rounded down to the nearest whole Holdings Common Share and, in lieu of the delivery of such fractional Holdings Common Share, Holdings will pay to each such holder a cash payment (rounded down to the nearest cent) determined by reference to the average of the closing sale prices of the Company Common Shares on the TSX as reported by the TSX for each of the ten (10) consecutive trading days ending with the second complete trading day prior to the Effective Date (not counting the Effective Date).

(b) If the aggregate cash amount which a Selling Shareholder is entitled to receive pursuant to Section 3.2(h) would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Selling Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

A holder of Company Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Company Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company by 5:00 p.m. (Toronto time) on the second Business Day immediately prior to the date of the Company Meeting. Each Dissenting Shareholder who is:

(a)

ultimately entitled to be paid fair value for such holder’s Company Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred such holder’s Company Common Shares to Amalgamation Sub as of the Effective Time as set out in Section 3.2(b) hereof, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Company Common Shares; or

(b)	ultimately not entitled, for any reason, to be paid such fair value for such Company Common Shares, shall be deemed to have participated in the Arrangement with respect to such Company Common Shares, as of the Effective Time, on the same basis as a holder of Company Common Shares to which Section 3.2(h) hereof applies.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances at and after the Effective Time shall the Company, Holdings, Amalgamation Sub, New Amalco or any other person be required to recognize a Dissenting Shareholder as the holder of any Company Common Share in respect of which Dissent Rights have been validly exercised and the names of such Dissenting Shareholders shall be removed from the register of Company Common Shares maintained by or on behalf of the Company as provided in Section 3.2(b).

(b) In addition to any other restrictions under Section 190 of the CBCA, (i) holders of securities convertible or exercisable for Company Common Shares (including the Company Equity Awards); and (ii) Company Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1 Delivery of Share Consideration and Cash Consideration

(a) Subject to delivery of a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Arrangement Exchange Agent may reasonably require, each Company Shareholder, including holders of Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards (other than Dissenting Shareholders), shall be entitled to receive in exchange for his or her Company Common Shares (including Company Common Shares issued (under this Plan of Arrangement or otherwise) in respect of Company Equity Awards), and the Arrangement Exchange Agent shall deliver to such holder as promptly as practicable following the Effective Time (in each case, less any amounts withheld pursuant to Section 5.2 hereof), (i) the number of Holdings Common Shares to which such holder is entitled to receive under the Arrangement and (ii) a cheque for the cash consideration to which such holder is entitled to under the Arrangement. The Company or Holdings shall mail or cause the Arrangement Exchange Agent to mail, the Letter of Transmittal and Election Form, together with the joint information statement/circular to Company Shareholders. The Company shall make the Letter of Transmittal and Election Form available as may be reasonably requested from time to time by all persons who become holders (or beneficial owners) of Company Common Shares prior to the Election Deadline and the Company shall provide to the Arrangement Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein and as specified in any agreement with the Arrangement Exchange Agent. Promptly after the Effective Time, Holdings shall send, or shall cause the Arrangement Exchange Agent to send, to each Selling Shareholder (other than any Selling Shareholder who has previously irrevocably deposited with the Arrangement Exchange Agent a duly completed and executed Letter of Transmittal and Election Form) a Letter of Transmittal and Election Form (with such appropriate changes made thereto to reflect that each such Selling Shareholder has been deemed to have elected to receive the Arrangement Mixed Consideration) together with instructions thereto.

(b) Notwithstanding anything to the contrary herein, the only property delivered to or acquired by a Former Shareholder herein is that which is stipulated to have been delivered to or acquired by such person in Section 3.2.

5.2 Withholding Rights

Each of Holdings, New Amalco, the Company and the Arrangement Exchange Agent and any other Person that has a withholding obligation pursuant to this Plan of Arrangement (without duplication) shall be entitled to deduct and withhold from the Arrangement Consideration or any amount otherwise payable to a holder of Company Common Shares or Company Equity Awards pursuant to this Plan of Arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local, or foreign law, in each case as amended (“Tax Law”). Any amounts that are so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent that the amount so required under applicable Tax Law to be deducted or withheld from the payment of Arrangement Consideration to a holder of Company Common Shares or Company Equity Awards exceeds the cash component of the consideration otherwise payable to the holder of such Company Common Shares or Company Equity Awards, each of Holdings, New Amalco, the Company and the Arrangement Exchange Agent (and any such other Person that has a withholding obligation pursuant to this Plan of Arrangement), as the case may be, is hereby authorized to sell such portion of the share component of the consideration otherwise payable to the holder of such Company Common Shares or Company Equity Awards as is necessary to provide sufficient funds to Holdings, New Amalco, the Company or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Plan of Arrangement), as the case may be, to enable it to comply with such deduction or withholding requirement and Holdings, New Amalco, the Company or the Arrangement Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Plan of Arrangement) shall notify such holder of such sale and remit (x) the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder.

5.3 Interest

Under no circumstances shall interest accrue or be paid by Holdings, New Amalco, the Company or the Arrangement Exchange Agent to persons depositing duly completed and executed Letters of Transmittal pursuant to Section 5.1, regardless of any delay in making any payment contemplated hereby.

5.4 Extinction of Rights

Any registered Company Shareholder that immediately prior to the Effective Time holds outstanding Company Common Shares that are exchanged pursuant to Section 3.2 and does not deliver the Letter of Transmittal and Election Form and such other additional documents and instruments as the Arrangement Exchange Agent may reasonably require, all as set out in Section 5.1, on or prior to the sixth anniversary of the Effective Date, shall cease to have a claim or interest of any kind or nature as a shareholder of Holdings or otherwise. On such date, the cash and Holdings Common Shares to which the former registered Company Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to New Amalco and Holdings respectively in accordance with applicable Laws, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

5.5 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

5.6 Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to Holdings or New Amalco that it would be contrary to applicable Laws to deliver, or cause to be delivered, Holdings Common Shares pursuant to the Arrangement to a Selling Shareholder that is not a resident of Canada or the United States, the Holdings Shares that otherwise would be issued to that Person will be issued to the Arrangement Exchange Agent for sale by Arrangement Exchange Agent on behalf of that Person. The Holdings Common Shares so issued to the Arrangement Exchange Agent will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Arrangement Exchange Agent determines in its sole discretion. The Arrangement Exchange Agent shall not be obligated to seek or obtain a minimum price for any of the Holdings Common Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Holdings Common Shares sold by the Arrangement Exchange Agent (less commissions, other reasonable expenses incurred in connection with the sale of the Holdings Common Shares and any amount withheld in respect of taxes) in lieu of the Holdings Common Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of Holdings, Amalgamation Sub, New Amalco or the Arrangement Exchange Agent will be liable for any loss arising out of any such sales.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Parent and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Parent and the Company in writing, acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Company Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that Parent shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting in the manner required under the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by New Amalco, provided that it concerns a matter which is solely of an ministerial and administrative nature required to better give effect to the ministerial and administrative implementation of this Plan of Arrangement and is not adverse to the interests of any Former Shareholder or former Company Optionholder.

ARTICLE 7

PARAMOUNTCY

7.1 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Company Common Shares and Company Options (and its tandem stock appreciation right) issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Common Shares, Company Options (and its tandem stock appreciation right), Company DSUs, Company PSUs and Company RSUs, and the Company, Holdings, New Amalco, the Arrangement Exchange Agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Common Shares, Company Options (and its tandem stock appreciation right), Company DSUs, Company PSUs and Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8

FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

FINAL FORM

SCHEDULE E

REQUIRED REGULATORY APPROVALS

Required filings under the Competition Act, HSR Act, Canada Transportation Act and ICA.

FINAL FORM

SCHEDULE F

VOTING TRUST AGREEMENT

THIS AGREEMENT made as of the — day of —, —,

BETWEEN:

[HOLDINGS],

a corporation existing under the laws of Canada,

(hereinafter referred to as “Holdings”),

- and -

[PARTNERSHIP],

a limited partnership formed under the laws of the

Province of Ontario,

(hereinafter referred to as the “Partnership”),

- and -

[TRUSTEE],

a trust company incorporated under the laws of Canada,

(hereinafter referred to as “Trustee”),

WHEREAS in connection with an arrangement agreement and plan of merger (the “Arrangement Agreement”) dated as of August 26, 2014 among Burger King Worldwide, Inc., Holdings, the Partnership, Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc., the Partnership agreed to issue exchangeable units (the “Exchangeable Units”) to the holders of shares of Burger King Worldwide, Inc. pursuant to the merger between Burger King Worldwide, Inc. and Blue Merger Sub, Inc. contemplated in the Arrangement Agreement;

AND WHEREAS pursuant to the Arrangement Agreement, Holdings and the Partnership have agreed at the closing of the transactions contemplated by the Arrangement Agreement to execute a voting trust agreement substantially in the form of this Agreement;

AND WHEREAS these recitals and any statements of fact in this Agreement are made by Holdings and the Partnership and not by the Trustee;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning set out in the LPA;

“Arrangement Agreement” has the meaning set out in the recitals to this Agreement;

“Beneficiaries” means the registered holders from time to time of Exchangeable Units, other than Holdings and its subsidiaries;

“Beneficiary Votes” has the meaning set out in Section 4.1(d);

“Business Day” means any day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by law to be closed;

“CBCA” means the Canada Business Corporations Act;

“Class A Preferred Shares” means the class A preferred shares in the capital of Holdings;

“Exchangeable Units” means the exchangeable units in the capital of the Partnership;

“General Partner” means the general partner of the Partnership as determined from time to time in accordance with the LPA;

“Holdings Board of Directors” means the board of directors of Holdings;

“Holdings Consent” has the meaning set out in Section 4.1(d);

“Holdings Meeting” has the meaning set out in Section 4.1(d);

“Holdings Shares” means the common shares in the capital of Holdings;

“Holdings Successor” has the meaning set out in Section 11.1;

“Indemnified Parties” has the meaning set out in Section 9.1;

“List” has the meaning set out in Section 4.6;

“LPA” means the amended and restated limited partnership agreement dated — in respect of the Partnership;

“Officer’s Certificate” means, with respect to Holdings or the Partnership, as the case may be, a certificate signed by any officer or director of Holdings or the General Partner of the Partnership, as the case may be;

“Person” has the meaning set out in the LPA;

“Special Voting Share” means the one special voting share in the capital of Holdings, issued in its own series, which entitles the holder of record to a number of votes at meetings of holders of Holdings Shares equal to the number of Exchangeable Units outstanding from time to time (other than Exchangeable Units held by Holdings or any of its subsidiaries), which share is to be issued to, deposited with, and voted by, the Trustee as described herein;

“Statutory Rights” means the right of a holder of voting shares pursuant to the CBCA (excluding the Voting Rights and economic rights) and shall include the rights provided for in sections 21, 103(5), 137, 138(4), 143, 144, 168, 175, and 211 of the CBCA;

“subsidiary” has the meaning set out in the LPA;

“Trust” means the trust created by this Agreement under the laws of the Province of Ontario;

“Trust Estate” means the Special Voting Share, any other securities, and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

“Trustee” means — and, subject to the provisions of Article 10, includes any successor trustee or permitted assigns; and

“Voting Rights” means the voting rights attached to the Special Voting Share.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement or the LPA means this Agreement or the LPA, as the case may be, as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

1.3 Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.4 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and the Statutory Rights, in each case as Trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3

SPECIAL VOTING SHARE

3.1 Issue and Ownership of the Special Voting Share

Immediately following the execution of this Agreement, Holdings shall issue to and deposit with the Trustee the Special Voting Share (and shall deliver the certificate representing such share to the Trustee) to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. Holdings hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of $1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Holdings to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share provided that the Trustee shall:

(a)	hold the Special Voting Share and all the rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)	except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share, and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

The Partnership will cause any certificate representing Exchangeable Units to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights and the Statutory Rights in respect of the Exchangeable Units of the Beneficiaries.

3.3 Safe Keeping of Certificates

The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote the Special Voting Share in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Holdings at a Holdings Meeting and the right to consent in connection with a Holdings Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 7.15:

(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Holdings Meeting is held or a Holdings Consent is sought;

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights;

(c)	without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Units outstanding at the relevant time; and

(d)	notwithstanding Sections 4.1(a), 4.1(b) and 4.1(d), in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, the Trustee shall, in respect of such vote, exercise all Voting Rights: (i) in favour of the relevant matter where the result of the vote of the holders of the Holdings Shares, the Class A Preferred Shares and the Special Voting Share, voting together as a single class on such matter, (a “Combined Vote”) was the approval of such matter; and (ii) against the relevant matter where the result of the Combined Vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of Holdings to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is entitled under applicable Law to vote separately as a class, the Trustee shall exercise all Voting Rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the Beneficiary Votes for or against such proposed amendment.

4.2 Number of Votes

With respect to all meetings of shareholders of Holdings at which holders of Holdings Shares are entitled to vote (each, a “Holdings Meeting”) and with respect to all written consents sought from shareholders of Holdings including the holders of Holdings Shares (each, a “Holdings Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes comprised in the Voting Rights for the Special Voting Share which is equal to that number of votes which would attach to the Holdings Shares receivable upon the exchange of the Exchangeable Units owned of record by such Beneficiary on the record date established by Holdings or by applicable law for such Holdings Meeting or Holdings Consent, as the case may be (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such Holdings Meeting or in connection with such Holdings Consent.

4.3 Mailings to Shareholders

With respect to each Holdings Meeting and Holdings Consent, the Trustee will promptly mail or cause to be mailed (or otherwise communicate in the same manner as Holdings utilizes in communications to holders of Holdings Shares, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries of the Exchangeable Units named in the List referred to in Section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Holdings to its shareholders:

(a)	a copy of such notice, together with any related materials, including any proxy circular or information statement, to be provided to shareholders of Holdings;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Holdings Meeting or Holdings Consent or, pursuant to Section 4.7, to attend such Holdings Meeting and to exercise personally the Beneficiary Votes thereat;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i)	a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of the management of Holdings to exercise such Beneficiary Votes;

(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)	a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Holdings Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Holdings, and the materials referred to in Sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Holdings Meeting or Holdings Consent, the number of Exchangeable Units owned of record by the Beneficiary shall be determined at the close of business on the record date established by Holdings or by applicable law for purposes of determining shareholders entitled to vote at such Holdings Meeting. Holdings will notify the Trustee of any decision of the Holdings Board of Directors with respect to the calling of any Holdings Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Shareholder Information

Holdings will deliver to the Trustee copies of all proxy materials (including notices of Holdings Meetings but excluding proxies to vote Holdings Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Holdings Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Holdings Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Holdings, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Holdings) received by the Trustee from Holdings contemporaneously with the sending of such materials to holders of Holdings Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the Special Voting Share and made available by Holdings generally to the holders of Holdings Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Holdings.

4.5 Other Materials

As soon as reasonably practicable after receipt by Holdings or shareholders of Holdings (if such receipt is known by Holdings) of any material sent or given by or on behalf of a third party to holders of Holdings Shares generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Holdings shall use its reasonable commercial efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Holdings, copies of all such materials received by the Trustee from Holdings. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Toronto copies of all such materials.

4.6 List of Persons Entitled to Vote

The Partnership shall (a) prior to each annual, general and special Holdings Meeting or the seeking of any Holdings Consent from the holders of Holdings Shares and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries of the Exchangeable Units arranged in alphabetical order and showing the number of Exchangeable Units held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Holdings Meeting or a Holdings Consent, at the close of business on the record date established by Holdings or pursuant to applicable law for determining the holders of Holdings Shares entitled to receive notice of and/or to vote at such Holdings Meeting or to give consent in connection with such Holdings Consent. Each such List shall be delivered to the Trustee promptly after receipt by the Partnership of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement.

4.7 Entitlement to Direct Votes

Any Beneficiary named in the List prepared in connection with any Holdings Meeting or Holdings Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting

(a)	In connection with each Holdings Meeting and Holdings Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the written instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b)	The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Holdings Meeting. At a Beneficiary’s request and upon its submission of identification satisfactory to the Trustee’s representative, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes of such Beneficiary provided that such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. The Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Holdings utilizes in communications to holders of Holdings Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of the Partnership. The Partnership shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10 Termination of Voting Rights

All of the rights of a Beneficiary with respect to Beneficiary Votes in respect of an Exchangeable Unit, including the right to instruct the Trustee as to the voting of or to vote personally Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Holdings, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the exchange of such Exchangeable Unit pursuant to the LPA or the dissolution of Partnership pursuant to the LPA.

ARTICLE 5

EXERCISE OF STATUTORY RIGHTS

5.1 Statutory Rights

Wherever and to the extent that the CBCA confers a Statutory Right, Holdings acknowledges and agrees that the Beneficiaries are entitled to the benefit of such Statutory Right through the Trustee, as the holder of record of the Special Voting Share.

5.2 Entitlement to Direct Exercise of Statutory Right

Upon the written request of a Beneficiary delivered to the Trustee, provided that such Beneficiary is named in a List, Holdings and the Trustee shall cooperate to facilitate the exercise of such Statutory Right on behalf of the Beneficiary entitled to instruct the Trustee as to the exercise thereof, such exercise of the Statutory Right to be treated, to the maximum extent possible, on the basis that such Beneficiary was the registered owner of the Holdings Shares receivable upon the exchange of the Exchangeable Units owned of record by such Beneficiary.

5.3 List of Persons Entitled to Exercise Statutory Rights

The Partnership shall, forthwith upon each request made at any time by the Trustee in writing in connection with a purported exercise of a Statutory Right, prepare or cause to be prepared a List at the close of business on the date specified by the Trustee in such request. Each such List shall be delivered to the Trustee promptly after receipt by the Partnership of such request.

5.4 Termination of Statutory Rights

All of the rights of a Beneficiary with respect to the Statutory Rights in respect of an Exchangeable Unit shall be deemed to be surrendered by the Beneficiary to Holdings and such Statutory Rights shall cease immediately upon the exchange of such Exchangeable Unit pursuant to the LPA or the dissolution of the Partnership pursuant to the LPA.

ARTICLE 6

[RESERVED]

ARTICLE 7

CONCERNING THE TRUSTEE

7.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the Special Voting Share from Holdings as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)	exercising the Statutory Rights in accordance with the provisions of this Agreement;

(e)	holding title to the Trust Estate;

(f)	investing any monies forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(g)	taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Holdings and the Partnership under this Agreement; and

(h)	taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2 No Conflict of Interest

The Trustee represents to Holdings and the Partnership that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this Section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 7.2, any interested party may apply to the Superior Court of Justice (Ontario) for an order that the Trustee be replaced as Trustee hereunder.

7.3 Dealings with Transfer Agents, Registrars, etc.

Holdings and the Partnership irrevocably authorize the Trustee, from time to time, to:

(a)	consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Units and Holdings Shares; and

(b)	requisition, from time to time, from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

Holdings and the Partnership irrevocably authorize their respective registrars and transfer agents to comply with all such requests.

7.4 Books and Records

The Trustee shall keep available for inspection by Holdings and the Partnership at the Trustee’s principal office in [Toronto] correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries. On or before January 15 in every year, so long as the Special Voting Share is on deposit with the Trustee, the Trustee shall transmit to Holdings and the Partnership a brief report, dated as of the preceding December 31 with respect to:

(a)	the property and funds comprising the Trust Estate as of that date; and

(b)	any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee’s opinion, materially affects the Trust Estate.

7.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Units are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Holdings or the Partnership). If requested by the Trustee, Holdings or the Partnership shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

7.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that, subject to Section 7.15, no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4. None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given security and indemnified as aforesaid.

7.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy under or pursuant to this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights or the Statutory Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 7.9, if applicable, and with any other applicable provisions of this Agreement.

7.9 Evidence and Authority to Trustee

Holdings and/or the Partnership shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Holdings and/or the Partnership or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Statutory Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Holdings and/or the Partnership promptly if and when:

(a)	such evidence is required by any other Section of this Agreement to be furnished to the Trustee; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Holdings and/or the Partnership written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer’s Certificate of Holdings and/or the Partnership or a statutory declaration or a certificate made by Persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Statutory Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Holdings and/or the Partnership, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Holdings and/or the Partnership, it shall be in the form of an Officer’s Certificate or a statutory declaration.

Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

(a)	declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10 Experts, Advisors and Agents

The Trustee may:

(a)

in relation to these presents act and rely on the opinion or advice of or information obtained from any legal counsel, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the

Trustee or by Holdings and/or the Partnership or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	retain or employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11 Investment of Moneys Held by Trustee

The Trustee may retain any cash balance held in connection with this Trust Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its affiliates. The Trustee and its affiliates shall not be liable to account for any profit to any Person.

7.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Holdings and/or the Partnership or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14 Authority to Carry on Business

The Trustee represents to Holdings and the Partnership that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights and the Statutory Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

7.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Units, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Units, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights or Statutory Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)	the rights of all adverse claimants with respect to the Voting Rights or Statutory Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b)	all differences with respect to the Voting Rights or Statutory Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 8

COMPENSATION

8.1 Fees and Expenses of the Trustee

Holdings and the Partnership agree on a joint and several basis to pay the Trustee reasonable compensation for its services under this Agreement and to reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Holdings and the Partnership shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently, in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 9

INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1 Indemnification of the Trustee

Holdings and the Partnership jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust or its compliance with its duties set forth in this Agreement or any written or oral instruction delivered to the Trustee by Holdings or the Partnership pursuant hereto.

In no case shall Holdings or the Partnership be liable under this indemnity unless Holdings and the Partnership shall be notified by the Trustee of the assertion of a claim or of any action commenced against the Indemnified Parties promptly after any of the Indemnified Parties shall have received a written assertion of such a claim. Holdings and the Partnership shall be entitled to participate at their own expense in the defence and, if Holdings and the Partnership so elect at any time after receipt of such notice, subject to (ii) below, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Holdings or the Partnership, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and Holdings or the Partnership and the Trustee shall have been advised by counsel acceptable to Holdings or the Partnership that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Holdings or the Partnership and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Holdings and the Partnership shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

9.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 10

CHANGE OF TRUSTEE

10.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Holdings and the Partnership specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Holdings and the Partnership otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Holdings and the Partnership shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Holdings and the Partnership shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

10.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by Holdings and the Partnership, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Holdings and the Partnership and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Holdings and the Partnership or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Holdings, the Partnership and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Holdings and the Partnership shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Holdings or the Partnership shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Holdings and the Partnership.

ARTICLE 11

HOLDINGS SUCCESSORS

11.1 Successor in the Event of Combination, etc.

In connection with any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of the undertaking, property and assets of Holdings would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, either (i) such other Person or continuing corporation (herein called the “Holdings Successor”), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement, or (ii) if not so bound, shall execute, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Holdings Successor of liability for all monies payable and property deliverable hereunder and the covenant of such Holdings Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Holdings under this Agreement.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 have been duly observed and performed, the Trustee, Holdings Successor and the Partnership shall, if required by Section 11.1, execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon Holdings Successor shall possess and from time to time may exercise each and every right and power of Holdings under this Agreement in the name of Holdings or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Holdings Board of Directors or any officers of Holdings may be done and performed with like force and effect by the directors or officers of such Holdings Successor.

11.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as applying to the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Holdings with or into Holdings or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Holdings (other than the Partnership) provided that all of the assets of such subsidiary are transferred to Holdings or another wholly-owned direct or indirect subsidiary of Holdings or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Holdings among its shareholders, and any such transactions are expressly permitted by this Article 11.

ARTICLE 12

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1 Amendments, Modifications, etc.

Subject to Sections 12.4 this Agreement may not be amended or modified except by an agreement in writing executed by Holdings, the Partnership and the Trustee and approved by the Beneficiaries, all in accordance with and meeting the requirements of Section 4.2(b) of Schedule A of the LPA. The Trustee shall execute and deliver a trust agreement or other instruments supplemental hereto to give effect to any such amendment or modification proposed by Holdings and the Partnership, and so approved by the Beneficiaries, provided that such agreement does not adversely affect the rights, duties, liabilities or immunities of the Trustee hereunder.

12.2 [Reserved]

12.3 Meeting to Consider Amendments

The Partnership, at the request of Holdings, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the LPA and all applicable laws.

12.4 Changes in Capital of Holdings and the Partnership

At all times after the occurrence of any event contemplated pursuant to Section 3.4 of the LPA or otherwise, as a result of which either Holdings Shares or the Exchangeable Units or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Holdings Shares or the Exchangeable Units or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 13

TERMINATION

13.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Units are held by a Beneficiary;

(b)	each of Holdings and the Partnership elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 4.2(b) of Schedule A of the LPA; and

(c)	21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on the date of the creation of the Trust.

13.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Units outstanding held by a Beneficiary; provided, however, that the provisions of Article 8 and Article 9 shall survive any such termination of this Agreement.

ARTICLE 14

GENERAL

14.1 Waivers

No waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

14.2 Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

14.3 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

14.4 Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to Holdings or the Partnership, at:

—

Attention: —

Fax No.: —

Email: —

(ii)	if to the Trustee, at:

—

Attention: —

Fax No.: —

Email: —

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 14.4.

14.5 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Units in any manner permitted by the LPA in respect of notices to unitholders and shall be deemed to be received (if given or sent in such manner) at the time specified in the LPA, the provisions of which shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

14.6 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

[HOLDINGS]

by
Name:
Title:

[PARTNERSHIP]

by
Name:
Title:

[TRUSTEE]

by
Name:
Title:

Name:
Title:

FINAL FORM

SCHEDULE G

Schedule A

Other Changes

The classes and maximum number of shares that the Corporation is authorized to issue are amended as follows:

1. by increasing the authorized capital of the Corporation by the creation of a special voting share (the “Special Voting Share”) and — Class A 9% Cumulative Compounding Perpetual Preferred Shares (the “Class A Preferred Shares”); and

2. after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares (“Common Shares”), one Special Voting Share and — Class A Preferred Shares having the following rights, privileges, restrictions and conditions attached thereto (the “Common Share Provisions”, the “Special Voting Share Provisions” and the “Class A Preferred Share Provisions”, respectively):

COMMON SHARE PROVISIONS

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1. Dividends

Subject to the prior rights of the holders of Class A Preferred Shares, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. No dividend shall be declared or paid on the Common Shares except as and to the extent permitted by the Class A Preferred Share Provisions.

2. Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation after satisfaction of all liabilities and obligations to creditors of the Corporation and after satisfaction of the Class A Preferred Share Liquidation Preference (as defined in the Class A Preferred Share Provisions).

3. Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation. The Common Shares, the Class A Preferred Shares and the Special Voting Share shall vote together as a single class.

SPECIAL VOTING SHARE PROVISIONS

The rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1. Definitions

Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Common Shareholders” means the holders from time to time of Common Shares;

(b)	“Common Shares” means the common shares in the capital of the Corporation;

(c)	“Exchangeable Units” means the exchangeable units issued by the Partnership;

(d)	“Exchangeable Unit Terms” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Units;

(e)	“Partnership” means — LP, a limited partnership formed under the laws of the Province of Ontario;

(f)	“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a governmental entity or other entity, whether or not having legal status;

(g)	“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities are directly or indirectly owned by such person (excluding joint ventures that are neither operated nor managed by such person), or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership); and

(h)	“Unitholders” means the holders from time to time of Exchangeable Units.

2. Dividends

No dividend shall be payable to the holder of the Special Voting Share.

3. Voting Rights

3.1 Entitlement to Vote and Receive Notice of Shareholder Meetings

(a)	Except as otherwise provided by law, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Corporation and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Corporation.

(b)	The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Corporation which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Corporation to its Common Shareholders relating to Meetings and any Consents sought by the Corporation from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

3.2 Number of Votes

(a)	With respect to any Meeting or Consent, the Special Voting Share entitles the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the exchange of all Exchangeable Units outstanding from time to time (other than the Exchangeable Units held by the Corporation and its Subsidiaries) in the manner set forth in the Exchangeable Unit Terms.

(b)	The determination of the number of votes attached to the Special Voting Share calculated in accordance with Section 3.2(a) shall be made as of the record date established by the Corporation or by applicable law for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is obtained.

(c)	Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Section 3.2(a) shall be rounded to the nearest whole number (with one-half being rounded upward).

3.3 Class Voting

(a)	The Special Voting Share, the Common Shares and the Class A Preferred Shares shall vote together as a single class.

(b)	The holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; or (ii) create a new class of shares equal or superior to the Special Voting Share.

4. Redemption

The Special Voting Share shall not be subject to redemption, except that at such time as no Exchangeable Units (other than Exchangeable Units owned by the Corporation and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to $1.00 due and payable to the holder of the Special Voting Share upon such redemption.

FINAL FORM

SCHEDULE H

—

AMENDED AND RESTATED BY-LAW 1

A by-law relating generally to the conduct of the affairs of ■ (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1. Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise;

(c)	“by-law” means any by-law of the Corporation from time to time in force and effect;

(d)	“Exchangeable Units” means the exchangeable units in the capital of the Partnership;

(e)	“LPA” means the amended and restated limited partnership agreement dated — in respect of the Partnership, as the same may be amended, restated, replaced or supplemented from time to time;

(f)	“Partnership” means — L.P., a limited partnership formed under the laws of the Province of Ontario,

(g)	“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a Governmental Entity or other entity, whether or not having legal status;

(h)	“Statutory Rights” means the right of a holder of voting shares of the Corporation pursuant to the Act (except voting rights and economic rights) and shall include the rights provided for in sections 21, 103(5), 137, 138(4), 143, 144, 168, 175, and 211 of the Act;

(i)	“Unitholders” means the registered holders from time to time of Exchangeable Units, other than the Corporation and its affiliates;

(j)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(k)	words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

(l)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

SEAL

3. The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

4.	Number

The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. If a minimum and maximum number of directors is set out in the articles of the Corporation, the number of directors of the Corporation shall be the number of directors determined from time to time by resolution of the directors and otherwise such number as elected by the shareholders of the Corporation at the most recent meeting of shareholders. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

5. Powers

The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation or by statute expressly directed or required to be done in some other manner.

6. Duties

Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation’s articles and by-laws and any unanimous shareholder agreement.

7. Qualification

Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

8. Election of Directors

Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies.

An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless

(a)	he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

(b)	he or she was not present at the meeting when the election or appointment took place and

(i)	he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

(ii)	he or she has acted as a director pursuant to the election or appointment.

9. Nominations of Directors

Subject to the provisions of the Act and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this paragraph 9 shall be eligible for election as directors.

Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of one or more directors. Such nominations must be made:

(a)	by or at the direction of the board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal within the meaning of, and made in accordance with, the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this paragraph 9 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set out below in this paragraph 9.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder pursuant to subparagraph (c) above, the Nominating Shareholder must have given notice thereof that is both timely and in proper written form (as set out below in this paragraph 9) to the secretary of the Corporation at the principal executive office of the Corporation.

To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 90 days and not more than 120 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the sixtieth (60th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding anything in Section 9(a) or (b), in the event that less than 70 days’ notice of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice or public announcement of the date of the meeting was mailed or made (as applicable). The time periods for the giving of notice by a Nominating Shareholder set out above shall in all cases be determined based on the original date of the applicable annual meeting of shareholders or special meeting of shareholders, as applicable.

To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set out:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election to the board: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the country of residence of the person; (iv) the class or series and number of shares in the capital of the Corporation that are controlled or directed or that are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice: (i) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and (ii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee for election as a director to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director unless nominated in accordance with this paragraph 9; provided, however, that nothing in this paragraph 9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act.

The chairman of the meeting of shareholders shall have the power and duty to determine whether a nomination of a person for election to the board was made in accordance with this paragraph 9 and, if the chairman determines that a nomination does not comply with this paragraph 9, to declare that such defective nomination shall be disregarded.

For the purposes of this paragraph 9:

(a)	“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on (i) the System for Electronic Document Analysis and Retrieval at www.sedar.com and (ii) the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov/edgar; and

(b)

“Applicable Securities Laws” means the (i) applicable securities legislation, as amended from time to time, of each province and territory of Canada, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada and (ii) the applicable securities laws of the United States, including, without limitation, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Notwithstanding any other provision of the by-laws, notice given to the secretary of the Corporation pursuant to this paragraph 9 may only be given by personal delivery, email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice) or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive office of the Corporation or delivered to the secretary by email (at the aforesaid email address) or facsimile transmission (provided that receipt of confirmation of such facsimile transmission has been received); provided that if such delivery or electronic communication is made on a non-business day or later than 5:00 p.m. (Toronto time) on a day that is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Notwithstanding any of the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph 9.

10. Term of Office

A director’s term of office (subject to the provisions (if any) of the Corporation’s articles and paragraph 13 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director’s election or appointment or until such director’s successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

11. Ceasing to Hold Office

A director ceases to hold office if such director:

(a)	dies;

(b)	sends to the Corporation a written resignation, which shall be effective upon receipt by the Corporation, or at the time specified in the resignation, whichever is later;

(c)	is removed from office in accordance with paragraph 13 below;

(d)	becomes bankrupt; or

(e)	is found by a court in Canada or elsewhere to be of unsound mind.

12. Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation’s articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee’s predecessor.

13. Removal of Directors

Subject to subsections 107 and 109(2) of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director’s term of office and may, by a majority of the votes cast at the meeting, elect any person in such director’s stead for the remainder of such director’s term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director’s removal.

14. Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in their election or appointment or a defect in their qualification.

MEETINGS OF DIRECTORS

15. Place of Meetings

Meetings of directors and of any committee of directors may be held at any place.

16. Calling Meetings

A meeting of directors may be convened by the Chair of the Board (if any), the Chief Executive Officer or any three directors at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

17. Notice

Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

18. Waiver of Notice

Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

19. Electronic Participation

Where all the directors of the Corporation consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

20. Quorum and Voting

A majority of the number of directors of the Corporation shall constitute a quorum for the transaction of business. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least fifty per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall not have a second or casting vote in addition to the chair’s original vote as a director.

21. Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

22. Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

COMMITTEES OF DIRECTORS

23. General

The directors may from time to time appoint from their number one or more committees of directors and thereafter may dissolve any such committee. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

(d)	issue shares of a series under section 27 of the Act except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay any commission referred to in section 41 of the Act, except as authorized by the directors;

(h)	approve a management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k)	adopt, amend or repeal by-laws of the Corporation.

24. Audit Committee

If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

OFFICERS

25. Appointment of Officers

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 23 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents, a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

26. Removal of Officers

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

27. Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

28. The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

LIMITATION OF LIABILITY

29. No director or officer of the Corporation shall be liable for the acts or omissions of any other director, officer, employee or agent of the Corporation, or for any costs, charges or expenses of the Corporation resulting from any deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from bankruptcy or insolvency, or in respect of any tortious acts of or relating to the Corporation or any other director, officer, employee or agent of the Corporation, or for any loss occasioned by an error of judgment or oversight on the part of any other director, officer, employee or agent of the Corporation, or for any other costs, charges or expenses of the Corporation occurring in connection with the execution of the duties of the director or officer, unless such costs, charges or expenses are incurred as a result of such person’s own wilful neglect, default or negligence. Nothing in this by-law, however, shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

INDEMNITIES TO DIRECTORS AND OTHERS

30. Subject to the provisions of section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

The Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above but such individual shall be required to repay the money if the individual does not fulfil the conditions set out below.

The Corporation may not indemnify an individual pursuant hereto unless the individual:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

INSURANCE

31. The Corporation may purchase and maintain insurance for the benefit of an individual referred to in paragraph 31 against any liability incurred by the individual in his or her capacity as a director or officer of the Corporation, or in his or her capacity as a director or officer, or a similar capacity of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

SHAREHOLDERS’ MEETINGS

32. Annual or Special Meetings

The directors of the Corporation:

(a)	shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation’s preceding financial year; and

(b)	may at any time call a special meeting of shareholders.

33. Place of Meetings

Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

34. Electronic Participation and Voting

Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

35. Shareholder List

The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder,

(a)	if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

(b)	if no record date has been fixed, on the record date established in accordance with paragraph 53 below.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder’s name at the meeting to which the list relates.

36. Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice may be sent by prepaid mail or may be personally delivered, in such manner as may be permitted by the Act, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor’s duties.

Any previously scheduled annual meeting of shareholders may be postponed, and any shareholders meeting other than an annual meeting may be postponed or cancelled, by the Corporation by public notice given to the shareholders prior to the date previously scheduled for such meeting of shareholders.

37. Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

38. Chair

The Chair of the Board (if any) shall when present preside at all meetings of shareholders. In the absence of the Chair of the Board (if any), the President or, if the President is also absent, a Vice-President (if any) shall act as chair. If none of such officers is present at a meeting of shareholders, the shareholders present entitled to vote shall choose a director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

39. Votes

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation’s articles) have one vote for every share registered in such shareholder’s name.

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands unless a ballot is demanded or the Chair determines that the vote should proceed by ballot. In case of an equality of votes the chair of the meeting shall not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

If the chair of a meeting of shareholders declares to the meeting that, if a ballot is conducted, the total number of votes attached to shares represented at the meeting by proxy required to be voted against what to the knowledge of the chair will be the decision of the meeting in relation to any matter or group of matters is less than 5% of all of the votes that might be cast by shareholders personally or by proxy at the meeting on the ballot, unless a shareholder or proxyholder demands a ballot prior to the vote,

(a)	the chair may conduct the vote in respect of that matter or group of matters by a show of hands; and

(b)	a proxyholder or alternate proxyholder may vote in respect of that matter or group of matters by a show of hands, notwithstanding any directions to the contrary given to such proxyholder or alternate proxyholder from any shareholder who appointed such proxyholder or alternate proxyholder, or any conflicting instructions from more than one such shareholder.

Where a body corporate or association is a shareholder, any individual authorized by a resolution of the directors or governing body of the body corporate or association may represent it at any meeting of shareholders and exercise at such meeting on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder, provided that the Corporation or the chair of the meeting may require such shareholder or such individual authorized by it to furnish a certified copy of such resolution or other appropriate evidence of the authority of such individual.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

40. Proxies

A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

A form of proxy shall be a written or printed form that complies with the regulations under the Act (to the extent applicable). A form of proxy becomes a proxy on completion by or on behalf of a shareholder and execution by the shareholder or such shareholder’s attorney authorized in writing. Alternatively, a proxy may be an electronic document that satisfies the requirements of Part XX.1 of the Act. A proxy is valid only at the meeting in respect of which it is given or at any adjournment thereof.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent (subject to the rights of shareholders to revoke proxies, as provided below).

A shareholder may revoke a proxy either (i) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or an adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting or an adjournment thereof, or (ii) in any other manner permitted by law.

Notwithstanding the establishment of time limits for the deposit or revocation of proxies by shareholders pursuant to the foregoing, the chairman of any meeting or the Chairman of the Board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit or revocation of proxies by shareholders, including any deadline set out in the notice calling the meeting of shareholders, or in any proxy circular. Any such waiver made in good faith shall be final and conclusive.

41. Adjournment

The chair of the meeting may adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

42. Quorum

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy shares to which are attached a majority of the votes attached to all the issued shares of the Corporation enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

43. Rules and Regulations

The directors shall be entitled to make such rules or regulations for the conduct of meetings of shareholders of the Corporation as it shall deem necessary, appropriate or convenient from time to time. Subject to such rules and regulations, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all acts as, in the judgment of such chairman, are necessary, appropriate or convenient (and not inconsistent with the articles of the Corporation or these bylaws) for the proper conduct of the meeting, including, without limitation, establishing an agenda of business of the meeting, recognizing shareholders entitled to speak, calling for the necessary reports, stating questions and putting them to a vote, calling for nominations, announcing the results of voting, establishing rules or regulations to maintain order, imposing restrictions on entry to the meeting after the time fixed for commencement thereof.

44. Resolutions in Writing

Subject to subsection 142(1) of the Act,

(a)	a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and

(b)	a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

SHARES AND TRANSFERS

45. Issuance

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

46. Security Certificates

Shares in the Corporation shall be represented by certificates, provided that the directors may determine by resolution that shares of some or all classes or series of shares shall be uncertificated. Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation, or by a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, or the signature shall be printed or otherwise mechanically reproduced on the certificate. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

47. Agent

The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and branch securities registers for the Corporation.

48. Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

49. Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to a trustee, registrar, transfer agent or other agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

50. Declaration and Payment of Dividends

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

51. Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES

52. Shareholders’ Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a)	at the close of business on the day immediately preceding the day on which the notice is given; or

(b)	if no notice is given, the day on which the meeting is held.

53. Dividends, Distributions or Other Purposes

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, (iii) for any other purpose (other than to establish a shareholder’s right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken. Such shareholders shall be determined as at the close of business on the date fixed by the directors, unless otherwise specified by the directors.

If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

54. Notice of Record Date

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

(a)	by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(b)	by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

EXERCISE OF STATUTORY RIGHTS

55. Statutory Rights

Wherever and to the extent that the Act confers a Statutory Right, the Corporation acknowledges and agrees that each Unitholder is entitled to the benefit of such Statutory Right directly, as if it was the registered holders of the shares of the Corporation receivable upon the exchange of the Exchangeable Units owned of record by the Unitholder pursuant to the LPA.

56. Entitlement to Direct Exercise of Statutory Right

If a Unitholder wishes to exercise a Statutory Right directly, it shall give written notice to this effect to the Corporation, accompanied by evidence that the Unitholder is a registered owner of Exchangeable Units. Provided that such evidence is satisfactory to the Corporation, acting reasonably, the Corporation will permit the Unitholder to exercise such Statutory Right directly, to the maximum extent possible, as if the Unitholder was the registered owner of the shares of the Corporation receivable upon the exchange of the Exchangeable Units owned of record by such Unitholder pursuant to the LPA.

57. Termination of Statutory Rights

All of the rights of a Unitholder with respect to the Statutory Rights shall be deemed to be surrendered by the Unitholder to the Corporation and such Statutory Rights shall cease immediately upon the Unitholder no longer holding Exchangeable Units.

SECURITIES OF OTHER ISSUERS HELD BY CORPORATION

58. Voting Securities of Other Issuers

All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

59. Transfer of Securities

Any officer is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

NOTICES, ETC.

60. Service

(a) Notice to Directors, Officers and Auditors. Whenever under the Act, the regulations, the Articles or these by-laws any notice, document or other information is required to be sent to a director, officer, auditor or member of a committee of the Board, such notice may be sent either (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of fax, e-mail or other form of electronic transmission, or (iii) by any other method permitted by applicable law. A notice to a director, officer, auditor or member of a committee of the Board will be deemed to be received as follows: (A) if given by hand delivery, when actually received by the director, officer, auditor or member of a committee of the Board; (B) if sent through the mail addressed to the director, officer, auditor or member of a committee of the Board at such individual’s address appearing on the records of the Corporation, at the time it would be delivery in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the director, officer, auditor or member of a committee of the Board at such individual’s address appearing on the records of the Corporation, when delivery to such service; (D) if sent by fax, when sent to the fax number for such director, officer, auditor or member of the committee of the Board appearing on the records of the Corporation and evidence of delivery confirmation is received by sender’s fax device; (E) if sent by e-mail, when sent to the e-mail address for such director, officer, auditor or member of a committee of the Board appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director, officer, auditor or member of a committee of the Board appearing on the records of the Corporation.

(b) Notice to Shareholders. Unless the Act or these by-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the Articles or these by-laws to be sent to a shareholder, may be sent by any one of the following methods: (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of fax, e-mail, or other form of electronic transmission, (iii) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (i) and (ii) above, including mail, delivery, fax, e-mail or other form of electronic transmission, or (iv) by any other method permitted by applicable law. A notice to a shareholder shall be deemed to be received as follows: (A) if given by hand delivery, when actually received by the shareholder; (B) if sent through the mail addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation when delivered to such service; (D) if faxed, when sent to a number at which the shareholder has consented to receive notice and evidence of delivery confirmation is received by sender’s facsimile device; (E) if by e-mail, when sent to an e-mail address at which the shareholder has consented to receive notice; (F) if sent by any other form of electronic transmission, when sent to the shareholder; (G) if sent by posting it on or making it available through a generally accessible electronic source referred to in Subsection 58(b)(iii), on the day such person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent in accordance with (A) through (F) above; or (H) if sent by any other method permitted by applicable law. If a shareholder has consented to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by given written notice of such revocation to the Corporation.

(i)	“electronic document” means, subject to the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

(ii)	“information system” means a system used to generate, send, receive, store or otherwise process an electronic document.

61. Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

62. Shares Registered in More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

63. Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person’s name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

64. Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder’s death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder’s stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder’s heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

65. Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

66. Computation of Time

Where notice is required to be given under any provisions of the articles or by-laws of the Corporation, or any time period or time limit for the doing of any other act is prescribed by the articles or by-laws, the notice period or such other time period or time limit shall be determined in accordance with sections 26 to 30, inclusive, of the Interpretation Act (Canada), R.S.C. 1985, c. I-21, unless otherwise expressly provided in the articles or by-laws.

67. Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

EXECUTION OF CONTRACTS, ETC.

68. Authorization to Sign Contracts

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by such directors or officers or any other person or persons on behalf of the Corporation as shall be authorized from time to time by resolution of the board of directors either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

69. Corporate Seal

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

70. Reproduction of Signatures

The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

71. Signature of Cheques, Notes, etc.

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

FINANCIAL YEAR

72. The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

BORROWING

73. Authority of Directors

The directors may and they are hereby authorized from time to time to, without authorization of the shareholders,

(a)	borrow money upon the credit of the Corporation;

(b)	limit or increase the amount to be borrowed;

(c)	issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations of the Corporation for such sums and at such prices as may be deemed expedient;

(d)	give a guarantee on behalf of the Corporation to secure payment or performance of an obligation of any person; and

(e)	mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Corporation and the undertaking and rights of the Corporation, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Corporation, including any guarantee given pursuant to subparagraph 74(d) above.

74. Delegation by Directors

The directors may from time to time by resolution delegate to any one or more directors or officers, or to any committee of directors, of the Corporation all or any of the powers conferred on the directors by paragraph 74 above to the full extent thereof or such lesser extent as the directors may in any such resolution provide.

75. Other Borrowing Powers

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any other powers to borrow money for the purposes of the Corporation or to do any other acts or things referred to in paragraph 74 above possessed by its directors or officers pursuant to the articles of the Corporation, any other by-law of the Corporation or applicable law.

PASSED by the directors of the Corporation on                     , 2014.

CONFIRMED by the shareholder of the Corporation on                     , 2014.

FINAL FORM

SCHEDULE I

— —

LIMITED PARTNERSHIP

AGREEMENT

[—]

- and -

[—]

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EACH PERSON WHO IS ADMITTED TO

THE PARTNERSHIP AS A LIMITED PARTNER

IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT

—

ARTICLE 1

INTERPRETATION

1.1	Definitions	1
1.2	Determination of Affiliate, Control and Subsidiary Status	7
1.3	Headings	8
1.4	Interpretation	8
1.5	Acting Jointly or in Concert	9
1.6	Currency	9
1.7	Schedules	9

ARTICLE 2
RELATIONSHIP BETWEEN PARTNERS

2.1	Formation and Name of the Partnership	9
2.2	Business of the Partnership	10
2.3	Office of the Partnership	10
2.4	Fiscal Year	10
2.5	Status of Partners	10
2.6	Limitation on Authority of Limited Partners	10
2.7	Power of Attorney	11
2.8	Limited Liability of Limited Partners	12
2.9	Indemnity of Limited Partners	13
2.10	Compliance with Laws	13
2.11	Other Activities of Partners	13

ARTICLE 3
PARTNERSHIP UNITS

3.1	Authorized Units	13
3.2	Rights, Privileges, Restrictions and Conditions of Exchangeable Units	14
3.3	Common Unit Exchange Right	14
3.4	Capital Structure of the Partnership and Holdings	15
3.5	Segregation of Funds	17
3.6	Reservation of Holdings Shares	17
3.7	Notification of Certain Events	17
3.8	Delivery of Holdings Shares to The Partnership	17
3.9	Qualification of Holdings Shares	18
3.10	Issuance of Additional Units; Preemptive Rights	18
3.11	Subscription for Units	18
3.12	Admittance as Limited Partner	18
3.13	Payment of Expenses	19
3.14	Record of Limited Partners	19
3.15	Transfers of Units and Changes in Membership of Partnership	19
3.16	Notice of Change to General Partner	20
3.17	Inspection of Record	20
3.18	Amendment of Declaration or Record	20
3.19	Non-Recognition of Trusts or Beneficial Interests	20
3.20	Incapacity, Death, Insolvency or Bankruptcy	21
3.21	No Transfer upon Dissolution	21
3.22	Certificates	21
3.23	Mutilated, Destroyed, Lost or Stolen Certificates	21

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3.24	Record Holders	22
3.25	Offers for Units	22
3.26	Holdings and Subsidiaries Not to Vote Exchangeable Units	24
3.27	Ordinary Market Purchases	24
3.28	Stock Exchange Listing	25
3.29	Performance of Holdings and the Partnership	25

ARTICLE 4
CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1	General Partner Contribution	25
4.2	Initial Limited Partner Contribution	25
4.3	Limited Partner and General Partner Contributions	25
4.4	Maintenance of Capital Accounts	25

ARTICLE 5
PARTICIPATION IN PROFITS AND LOSSES

5.1	Allocation of Net Income or Losses	26
5.2	Allocation for Capital Account Purposes	26
5.3	Allocation of Net Income and Losses for Tax Purposes	28
5.4	Distributions	30
5.5	Repayments	31

ARTICLE 6
WITHDRAWAL OF CAPITAL CONTRIBUTIONS

6.1	Withdrawal	31

ARTICLE 7
POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER

7.1	Duties and Obligations	31
7.2	Specific Powers and Duties	32
7.3	Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.	34
7.4	Title to Property	35
7.5	Exercise of Duties	35
7.6	Limitation of Liability	35
7.7	Indemnity of General Partner	35
7.8	Other Matters Concerning the General Partner	36
7.9	Indemnity of Partnership	37
7.10	Restrictions upon the General Partner	37
7.11	Employment of an Affiliate or Associate	37
7.12	Removal of the General Partner	37
7.13	Voluntary Withdrawal of the General Partner	38
7.14	Condition Precedent	38
7.15	Transfer to New General Partner	38
7.16	Transfer of Title to New General Partner	38
7.17	Release By Partnership	38
7.18	New General Partner	38
7.19	Transfer of General Partner Interest	38
7.20	Resolution of Conflict of Interests	39

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ARTICLE 8
FINANCIAL INFORMATION

8.1	Books and Records	40
8.2	Reports	40
8.3	Right to Inspect Partnership Books and Records	41
8.4	Accounting Policies	41
8.5	Appointment of Auditor	41

ARTICLE 9
TAX MATTERS

9.1	Tax Returns and Information	41
9.2	Tax Elections	42
9.3	Tax Controversies	42
9.4	Treatment as a Partnership; Election to be Treated as a Corporation	42

ARTICLE 10
MEETINGS OF THE LIMITED PARTNERS

10.1	Meetings	42
10.2	Place of Meeting	43
10.3	Notice of Meeting	43
10.4	Record Dates	43
10.5	Information Circular	43
10.6	Proxies	44
10.7	Validity of Proxies	44
10.8	Form of Proxy	44
10.9	Revocation of Proxy	44
10.10	Corporations	44
10.11	Attendance of Others	44
10.12	Chairperson	44
10.13	Quorum	45
10.14	Voting	45
10.15	Poll	45
10.16	Powers of Limited Partners; Resolutions Binding	45
10.17	Conditions to Action by Limited Partners	45
10.18	Minutes	46
10.19	Additional Rules and Procedures	46

ARTICLE 11
HOLDINGS SUCCESSORS

11.1	Certain Requirements in Respect of Combination, etc.	46
11.2	Vesting of Powers in Successor	46
11.3	Wholly-Owned Subsidiaries	47

ARTICLE 12
NOTICES

12.1	Address	47
12.2	Change of Address	47
12.3	Accidental Failure	47
12.4	Disruption in Mail	47
12.5	Receipt of Notice	47
12.6	Undelivered Notices	47

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ARTICLE 13
DISSOLUTION AND LIQUIDATION

13.1	Events of Dissolution	48
13.2	No Dissolution	48
13.3	Procedure on Dissolution	48
13.4	Dissolution	48
13.5	No Right to Dissolve	48
13.6	Agreement Continues	48
13.7	Capital Account Restoration	49

ARTICLE 14
AMENDMENT

14.1	Power to Amend	49
14.2	Amendment by General Partner	49
14.3	Notice of Amendments	50

ARTICLE 15
MISCELLANEOUS

15.1	Binding Agreement	50
15.2	Time	50
15.3	Counterparts	51
15.4	Governing Law	51
15.5	Severability	51
15.6	Further Acts	51
15.7	Entire Agreement	51
15.8	Limited Partner Not a General Partner	51
15.9	Language of Agreement	51

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LIMITED PARTNERSHIP AGREEMENT

THIS LIMITED PARTNERSHIP AGREEMENT and is made as of the         day of                    , — between 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia, as General Partner, —, a corporation incorporated under the laws of Canada, as Initial Limited Partner and each person who is admitted to the Partnership as a limited partner in accordance with the provisions of this Agreement.

WHEREAS the Partnership was formed on                     , 2014 by the filing of the Declaration;

AND WHEREAS the Partnership was formed to effect the acquisition indirectly of Tim Hortons Inc. and Burger King Worldwide, Inc. pursuant to a series of transactions to be effective as of the date hereof;

AND WHEREAS this Agreement is being entered into to set out the terms and conditions applicable to the relationship among the Partners and to the conduct of the business of the Partnership;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the respective covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the Partners agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement the following words have the following meanings:

“Act” means the Limited Partnerships Act (Ontario);

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each Fiscal Year of the Partnership (or other taxable period), (a) increased by any amounts that such Partner is obligated to restore under the standards set forth in U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under U.S. Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such Fiscal Year (or such taxable period), are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and U.S. Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such Fiscal Year (or such taxable period), are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 5.2(b)(i) or Section 5.2(b)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a Unit shall be the amount that such Adjusted Capital Account would be if such Unit were the only interest in the Partnership held by such Partner from and after the date on which such Unit was first issued;

“Affiliate” has the meaning set out in Section 1.2(a);

“Agreement” means this Limited Partnership Agreement (including the Schedules attached hereto) dated as of the         day of                     and made between Holdings as General Partner of the Partnership, — as Initial Limited Partner and those parties referred to as Limited Partners in this Agreement, as from time to time amended, supplemented or restated in accordance with the terms hereof;

“Arrangement” means the arrangement of Tim Hortons Inc. under section 192 of the CBCA in accordance with the Arrangement Agreement;

“Arrangement Agreement” means the Arrangement Agreement and Plan of Merger dated as of August 26, 2014, among Burger King Worldwide, Inc. (Delaware), Holdings, Partnership, Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc. (including the Schedules attached thereto) as may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Associate” where used to indicate a relationship with any Person has the same meaning as in the Securities Act (Ontario);

“Auditor” means —, or any other member in good standing of the Canadian Institute of Chartered Accountants who is appointed as auditor of the Partnership by the General Partner;

“Business Day” means any day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Toronto, Ontario or New York, New York are authorized by Law to be closed;

“CBCA” means the Canadian Business Corporation Act;

“Capital Account” has the meaning set out in Section 4.4;

“Capital Contribution” of a Partner means the total amount of cash and the Carrying Value of any property contributed to the Partnership by that Partner (or such Partner’s predecessor in interest) in respect of Units held, purchased or issued to such Partner; provided, that, in the case of the Units to be issued pursuant to the Arrangement and the Merger, the amount of the contribution to the Partnership in respect of the issuance of such Unit shall be the amount determined in accordance with Section 4.3;

“Carrying Value” means with respect to any Property of the Partnership (other than money), such Property’s adjusted basis for United States federal income tax purposes, except as follows:

(i)	The initial Carrying Value of any Property contributed by a Partner to the Partnership shall be the gross fair market value of such Property, as reasonably determined by the General Partner;

(ii)	The Carrying Values of all such Properties shall be adjusted to equal their respective gross fair market values (in accordance with the rules set forth in U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and taking Section 7701(g) of the Code into account), as reasonably determined by the General Partner, at the time of any Revaluation pursuant to Section 4.4(c);

(iii)	The Carrying Value of any Property distributed to any Partner shall be adjusted immediately prior to such distribution to equal the gross fair market value (without regard to Section 7701(g) of the Code) of such Property on the date of distribution as reasonably determined by the General Partner;

(iv)	The Carrying Values of any such Property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of “Net Income” and “Net Loss” or Section 5.2(b)(viii); provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv); and

(v)	If the Carrying Value of any such Property has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv), such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Property for purposes of computing Net Income and Net Loss;

“Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Units or any other Partnership Interests, or of options, rights, warrants or appreciation rights relating to Partnership Interests, in such form as may be adopted by the General Partner from time to time;

“Combination” means any combination of shares or units, as the case may be, by reverse split, reclassification, recapitalization or otherwise;

“Common Exchange Date” has the meaning set out in Section 3.4;

“Common Exchange Right” has the meaning set out in Section 3.4;

“Common Units” has the meaning set out in Section 3.1

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of one or more Independent Directors;

“Controlled by” has the meaning set out in section 1.2(b) and “Control”, “Controlling” and similar words have corresponding meanings;

“Code” means the United States Internal Revenue Code of 1986;

“CPOA” has the meaning set out in Section 2.7(f);

“Declaration” means the declaration of limited partnership for the Partnership filed under the Act on                     , 2014 and all amendments to the declaration and renewals or replacements of the declaration;

“Departing Partner” means any former General Partner;

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for U.S. federal income tax purposes for such Fiscal Year or other period, except that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Carrying Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year or other Period is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner;

“Economic Risk of Loss” has the meaning set forth in U.S. Treasury Regulations Section 1.752-2(a);

“Effective Date” means the date on which the Arrangement becomes effective in accordance with the CBCA;

“Entity” means any of a partnership, limited partnership, joint venture, company or corporation with share capital, unincorporated association, or trust;

“Exchangeable Units” has the meaning set out in Section 3.1;

“Exchange Notice” has the meaning set out in Schedule A;

“Exchange Right” has the meaning set out in Schedule A;

“Exchanged Shares” has the meaning set out in Schedule A;

“Fiscal Year” has the meaning set out in Section 2.4;

“3G” means (i) 3G Special Situations Fund II, L.P., (ii) any investment funds or other Entities sponsored, managed or owned directly or indirectly by 3G Special Situations Fund II, L.P., or otherwise under common Control with the Entities listed in clause (i) or their successors (by merger, consolidation, acquisition of substantially all assets or similar transaction or series of transactions) or with any Entity then included in clause (ii), and (iii) any successors (by merger, consolidation, acquisition of substantially all assets or similar transaction or series of transactions) of the foregoing;

“General Partner” means the general partner of the Partnership, currently Holdings, and any Person who is admitted to the Partnership as a successor to or permitted assign of the General Partner in accordance with this Agreement;

“Governmental Authority” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Group Member” means a member of the Partnership Group;

“holder” means, when used with reference to Units, a holder of Units as shown from time to time in the Record;

“Holdings” means 1011773 B.C. Unlimited Liability Company;

“Holdings Offer” has the meaning set out in Section 3.25(i)(i);

“Holdings Shares” means the common shares in the capital of Holdings;

“Holdings Successor” has the meaning set out in Section 11.1(a)

“Indemnitee” has the meaning set out in Section 7.7(a);

“Independent Directors” means those members of the Board of Directors of the General Partner who are not employees, officers, managers, partners or Affiliates of the General Partner or any of its Affiliates (for the avoidance of doubt, it is acknowledged that 3G is an Affiliate as of the date hereof), and who have been determined to be independent directors of the General Partner by the Board of Directors of the General Partner, including without limitation pursuant to the listing rules of any National Securities Exchange on which any shares, units or other interests of either the General Partner or the Partnership are then listed, the Securities Exchange Act and applicable Canadian securities Laws;

“Initial Agreements” means this Agreement, the Support Agreement, the Voting Trust Agreement and the agreements and transactions entered into in connection with the transactions contemplated by the Arrangement Agreement;

“Initial Limited Partner” means —, a wholly owned Subsidiary of Holdings;

“Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgements, orders, writs, injunctions, decisions, and awards of any Governmental Authority, and (iii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Limited Partner” means any person who is or will become a limited partner of the Partnership and includes the Initial Limited Partner;

“Liquidation Preference” means with respect to any Preferred Unit, at any relevant time, an amount sufficient to fund Holding’s payment obligations with respect to a Preferred Share corresponding to such Preferred Unit;

“LP Units” means, collectively the Exchangeable Units and such other Units representing limited partnership interests as may be created and issued by the Partnership in accordance with this Agreement;

“Merger” has the meaning set out in the Arrangement Agreement;

“National Securities Exchange” means (i) an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act, the Toronto Stock Exchange, or the Canadian Stock Exchange, or any successor thereto, and (ii) any other securities exchange (whether or not registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act) that the General Partner in its sole discretion shall designate as a National Securities Exchange for purposes of this Agreement;

“Net Income” and “Net Loss” mean, for U.S. federal income tax purposes, for each Fiscal Year or other period, an amount equal to the Partnership’s taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(i)	Any income of the Partnership that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of “Net Income” and “Net Loss” shall be added to such taxable income or loss;

(ii)	Any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition of “Net Income” and “Net Loss,” shall be subtracted from such taxable income or loss;

(iii)	In the event the Carrying Value of any Property of the Partnership is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of “Carrying Value,” the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Carrying Value of the asset) or an item of loss (if the adjustment decreases the Carrying Value of the asset) from the disposition of such asset and shall be taken into account, immediately prior to the event giving rise to such adjustment, for purposes of computing Net Income and/or Net Loss;

(iv)	Gain or loss resulting from any disposition of any Property of the Partnership with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Carrying Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Carrying Value;

(v)	In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(vi)	To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code is required, pursuant to U.S. Treasury Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Partner’s interest in the Partnership, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account, immediately prior to the event giving rise to such adjustment, for purposes of computing Net Income or Net Loss; and

(vii)	Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.2(b) shall not be taken into account in computing Net Income and Net Loss;

The amounts of the items of Partnership income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.2(b) shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above;

“New Shares” has the meaning ascribed to such term in Section 3.4(b)(iii);

“New Units” has the meaning ascribed to such term in Section 3.4(b)(iii);

“Nonrecourse Deductions” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in U.S. Treasury Regulations Section 1.752-1(a)(2) and 1.704-2(b)(3);

“Ordinary Resolution” means

(a)	a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Partners holding Units entitled to vote on that resolution or at any adjournment of that meeting, called in accordance with this Agreement; or

(b)	a written resolution in one or more counterparts signed by Partners holding in the aggregate more than 50% of the aggregate number of Units held by those Partners who are entitled to vote on that resolution at a meeting;

“Outstanding” means, with respect to Units or Partnership Interests, all Units or Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination;

“Partner Nonrecourse Debt” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(b)(4);

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(i)(2);

“Partner Nonrecourse Deductions” has the meaning set forth in U.S. Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Partners” means the General Partner and the Limited Partners and “Partner” means any one of them;

“Partnership” means — formed under the laws of the Province of Ontario as a limited partnership by the filing of the Declaration under the Act on                     , 2014;

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity;

“Partnership Interest” means any equity interest in the Partnership, including any Unit;

“Partnership Minimum Gain” has the meaning set forth in U.S. Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d). A Partner’s share of Partnership Minimum Gain shall be computed in accordance with the provisions of U.S. Treasury Regulations Section 1.704-2(g);

“Percentage Interest” means, as of any date of determination, (i) as to any Common Units or Exchangeable Units, the product obtained by multiplying (a) 100% by (b) the quotient obtained by dividing (x) the number of such Common Units and/or Exchangeable Units by (y) the total number of all Outstanding Common Units and Exchangeable Units and (ii) as to any Preferred Units, the product obtained by multiplying (a) 100% by (b) the quotient obtained by dividing (x) the number of such Preferred Units by (y) the total number of all Outstanding Preferred Units;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation or other Entity with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

[“Preferred Return” means, with respect to any Preferred Unit, a cumulative preferred return with respect to such Preferred Unit determined as set forth in the terms of the Preferred Shares;]

“Preferred Shares” means shares designated as preferred shares in the capital of Holdings.

“Preferred Units” has the meaning ascribed to such term in Section 3.1;

“Property” means an interest of any kind in any real, personal or intellectual (or mixed) property, including cash, and any improvements thereto, and shall include both tangible and intangible property;

“Record” means the current record of the Partners required by the Act and this Agreement to be kept by the General Partner;

“Record Holder” means, as of any particular Business Day, the Person in whose name a Unit is registered on the books of the Registrar and Transfer Agent as of the opening of business on such Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day;

“Registrar and Transfer Agent” means the registrar and transfer agent of the Units appointed from time to time by the General Partner, which will initially be —, or, if no registrar and transfer agent is appointed, the General Partner;

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Sections 5.2(a), (b)(ii), (b)(iii),(b)(vi) or (b)(viii);

“Requisitioning Partners” has the meaning set out in Section 10.1;

“Revaluation” has the meaning set out in Section 4.4(c);

“Securities” has the same meaning as in the Securities Act (Ontario);

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Special Approval” means either (a) approval by the sole member or by a majority of the members of the Conflicts Committee, as applicable or (b) approval by the vote of the Record Holders of a majority of the voting power of the Units (excluding Units owned by the General Partner and its Affiliates (for the avoidance of doubt, including 3G and its Affiliates so long as 3G is an Affiliate of the General Partner));

“Subdivision” means any subdivision of shares or units, as the case may be, by any split, dividend, distribution, reclassification, recapitalization or otherwise.

“Subject Common Units” has the meaning set out in Section 3.4 hereof;

“Subsidiary” has the meaning set out in Section 1.2(c);

“Tax Act” means the Income Tax Act (Canada) and regulations under that act;

“Tax Matters Partner” means the “tax matters partner” within the meaning of Section 6231(a)(7) of the Code;

“TSX” means the Toronto Stock Exchange;

“Uncertificated” means, in respect of any Unit, a Unit title to which is recorded on the relevant register of interests as being held in uncertificated form, and title to which may be transferred by means of any clearing system established for the Partnership or by any means accepted or approved by the General Partner;

“Unit” means the interest of a Partner in the Partnership represented by units as provided in Section 3.1, including Exchangeable Units, Common Units and Preferred Units;

“Unitholder” or “holder” means a holder of one or more Units; and

“Voting Trust Agreement” means the Voting Trust Agreement dated                     between Holdings, the Partnership and [Trustee].

1.2 Determination of Affiliate, Control and Subsidiary Status

(a)	Affiliate. In determining the “Affiliate” status of two entities, an Entity will be deemed to be an affiliate of another Entity if:

(i)	one of them is the direct or indirect Subsidiary of, or is directly or indirectly Controlled by, or directly indirectly Controls, the other; or

(ii)	both are directly or indirectly under common Control; or

(b)	Control. An Entity will be deemed to be “Controlled by” one or more Persons if:

(i)	in the case of an Entity which is governed by trustees, a board of directors, or similar governing body composed of individuals:

(A)	voting securities or other interests of the Entity carrying more than 50% of the votes for the governing body of the Entity are held, otherwise than by way of security only, by or for the benefit of the Person or Persons; and

(B)	the votes carried by those securities or other interests are entitled, if exercised, to elect a majority of the individuals of the governing body of the Entity;

(ii)	in the case of an Entity (other than a limited partnership) which does not have trustees, a board of directors, or similar governing body composed of individuals, securities or other interests of the Entity, representing more than 50% of the outstanding securities or other interests, are held, otherwise than by way of security only, by or for the benefit of the Person or Persons, in circumstances where it can reasonably be expected that the Person or Persons directs the affairs of the Entity; or

(iii)	in the case of an Entity which is a limited partnership, each general partner of the limited partnership either is the Person or is Controlled by the Person.

Notwithstanding the foregoing, “Control” (including, with its correlative meanings, “Controlled by” and “under common Control with”) shall also mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(c)	Subsidiary. An Entity will be deemed to be a “Subsidiary” of another Entity if:

(i)	it is Controlled by:

(A)	that other,

(B)	that other and one or more Entities each of which is Controlled by that other, or

(C)	two or more Entities, each of which is Controlled by that other; or

(ii)	it is a Subsidiary of an Entity that is that other’s Subsidiary.

(d)	Beneficial Ownership.

(i)	A Person will be deemed to own beneficially securities beneficially owned by a Person Controlled by such first Person or by an Affiliate of either Person.

(ii)	A Person will be deemed to own beneficially securities beneficially owned by the Person’s Affiliates.

1.3 Headings

In this Agreement, the headings are for convenience of reference only, do not form a part of this Agreement and are not to be considered in the interpretation of this Agreement.

1.4 Interpretation

In this Agreement,

(a)	words importing the masculine gender include the feminine and neuter genders, corporations, partnerships and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;

(b)

the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)	all references to designated Articles, Sections and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

(d)	all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, generally accepted accounting principles in the United States from time to time;

(e)	any reference to a statute will include and will be deemed to be a reference to the regulations and rules made pursuant to it, and to all amendments made to the statute, the regulations and the rules in force from time to time, and to any statute, regulation or rule that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(f)	any reference to a Person will include and will be deemed to be a reference to any Person that is a successor to that Person; and

(g)	“hereof”, hereto”, herein”, and “hereunder” mean and refer to this Agreement and not to any particular Article, Section or other subdivision.

1.5 Acting Jointly or in Concert

For the purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, a Person will be deemed to be acting jointly or in concert with another Person if that Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with that other Person for the purpose of acquiring, or offering to acquire any Units of the Partnership (other than customary agreements with and between underwriters and banking group or selling group members with respect to a public offering of securities or pursuant to a pledge of securities in the ordinary course of business).

1.6 Currency

All references to currency in this Agreement are references to lawful money of [Canada].

1.7 Schedules

The following are the schedules to this Agreement:

Schedule A – Rights and Preferences of Exchangeable Units of the Partnership

ARTICLE 2

RELATIONSHIP BETWEEN PARTNERS

2.1 Formation and Name of the Partnership

The General Partner and the Initial Limited Partner acknowledge and represent to the Limited Partners that the Partnership has been formed as a limited partnership on                    , 2014 in accordance with the laws of the Province of Ontario and the provisions of this Agreement to carry on business in common with a view to profit under the firm name and style of                                         or the French form of that name or any other name or names as the General Partner may determine from time to time. The General Partner has the right to file an amendment to the Declaration changing the name of the Partnership or the French form of that name.

2.2 Business of the Partnership

The purpose of the Partnership shall be to: (i) acquire and hold interests in the shares of the corporations acquired pursuant to the transactions contemplated in the Arrangement Agreement and, subject to the approval of the General Partner, interests in any other Persons; (ii) engage in any activity related to the capitalization and financing of the Partnership’s interests in such corporations and such other Persons; ; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Act and this Agreement; provided, however, that, except pursuant to Section 9.4, the Partnership shall not engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation under Treas. Reg. Section 301.7701-3 or Section 7704 of the Code. To the fullest extent permitted by Law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any activity free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or Record Holder and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Act or any other provision of Law.

2.3 Office of the Partnership

The principal place of business of the Partnership will be                                         or any other address in Ontario as the General Partner may designate in writing from time to time to the Limited Partners.

2.4 Fiscal Year

Subject to the General Partner determining otherwise or as otherwise may be required under the Code or applicable U.S. Treasury Regulation, the first fiscal period of the Partnership will end on December 31, 2014. The second fiscal period of the Partnership will commence on January 1, 2015 and will end on December 31, 2015. Thereafter, each fiscal period commences on January 1 in each year and ends on the earlier of December 31 in that year or on the date of dissolution or other termination of the Partnership. Each fiscal period is referred to in this Agreement as a “Fiscal Year”.

2.5 Status of Partners

(a)	The General Partner represents, warrants, covenants and agrees with each Limited Partner that it:

(i)	is a corporation incorporated under the laws of Canada and is validly subsisting under those laws;

(ii)	has the capacity and corporate authority to act as a general partner and to perform its obligations under this Agreement, and those obligations do not conflict with nor do they result in a breach of any of its constating documents, by-laws or any agreement by which it is bound;

(iii)	will act in good faith toward the Limited Partners in carrying out its obligations under this Agreement;

(iv)	holds and will maintain the registrations necessary for the conduct of its business and has and will continue to have all licences and permits necessary to carry on its business as the General Partner of the Partnership in all jurisdictions where the activities of the Partnership require that licensing or other form of registration of the General Partner; and

(v)	will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership.

2.6 Limitation on Authority of Limited Partners

No Limited Partner will:

(a)	take part in the administration, control, management or operation of the business of the Partnership or exercise any power in connection with that control or management or transact business on behalf of the Partnership;

(b)	execute any document which binds or purports to bind any other Partner or the Partnership;

(c)	hold that Limited Partner out as having the power or authority to bind any other Partner or the Partnership;

(d)	have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(e)	bring any action for partition or sale or otherwise in connection with the Partnership, or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership; or

(f)	compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement.

2.7 Power of Attorney

(a)	Each Limited Partner hereby irrevocably nominates, constitutes and appoints the General Partner, with full power of substitution, as that Limited Partner’s agent and true and lawful attorney to act on the Limited Partner’s behalf with full power and authority in the Limited Partner’s name, place and stead to execute and record or file as and where required:

(i)	this Agreement, any amendment to this Agreement and any other instruments or documents required to continue and keep in good standing the Partnership as a limited partnership under the Act, or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property in order to maintain the limited liability of the Limited Partners and to comply with the applicable laws of that jurisdiction (including any amendments to the Declaration or the Record as may be necessary to reflect the admission to the Partnership of subscribers for or transferees of Units as contemplated by this Agreement);

(ii)	all instruments and any amendments to the Declaration necessary to reflect any amendment to this Agreement;

(iii)	any instrument required in connection with the dissolution, liquidation and termination of the Partnership in accordance with the provisions of this Agreement, including any elections under the Tax Act, the Code and under any similar legislation;

(iv)	the documents necessary to be filed with the appropriate governmental body or authority in connection with the business, property, assets and undertaking of the Partnership;

(v)	any documents as may be necessary to give effect to the business of the Partnership as described in Section 2.2;

(vi)	the documents on the Limited Partner’s behalf and in the Limited Partner’s name as may be necessary to give effect to the sale or assignment of a Unit or to give effect to the admission of a subscriber for or transferee of Units to the Partnership;

(vii)	any election, determination, designation, information return or similar document or instrument as may be required or desirable at any time under the Tax Act, the Code or under any other taxation legislation or laws of like import of Canada, the United States or of any province, state or jurisdiction which relates to the affairs of the Partnership or its Subsidiaries or the interest of any Person in the Partnership;

(viii)	documents required to transfer Units of a Unitholder who is a Dissenting Unitholder, as provided for in Section 3.25(g); and

(ix)	all other instruments and documents on the Limited Partner’s behalf and in the Limited Partner’s name or in the name of the Partnership as may be deemed necessary or appropriate by the General Partner to carry out fully this Agreement in accordance with its terms.

(b)	The General Partner may require any Person subscribing for Units to execute such documents or instruments containing a power of attorney incorporating by reference, ratifying and confirming some or all of the powers described above.

(c)	The power of attorney granted in this Agreement is irrevocable, is a power coupled with an interest, will survive the death or disability of a Limited Partner and will survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner under this Agreement, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing that instrument with a single signature as attorney and agent for all of them.

(d)	Each Limited Partner agrees to be bound by any representations or actions made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney.

(e)	In accordance with the Power of Attorney Act (British Columbia), the Powers of Attorney Act (Alberta), the Powers of Attorney Act, 2002 (Saskatchewan), the Powers of Attorney Act (Manitoba), the Substitute Decisions Act, 1992 (Ontario), the Property Act (New Brunswick), the Powers of Attorney Act (Prince Edward Island), the Powers of Attorney Act (Nova Scotia), the Enduring Powers of Attorney Act (Newfoundland), the Enduring Power of Attorney Act (Yukon), Powers of Attorney Act (Nunavut), and the Powers of Attorney Act (Northwest Territories), and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner’s part.

(f)	The power of attorney granted in this section is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Limited Partner’s incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this power of attorney will not terminate any CPOA granted by the Limited Partner previously and will not be terminated by the execution by the Limited Partner in the future of a CPOA, and the Limited Partner hereby agrees not to take any action in future which results in the termination of this power of attorney.

(g)	The General Partner may require, in connection with the subscription for, or any transfer of, Units, that the documents executed by the subscribing Limited Partner or transferee, if any, be accompanied by the explanatory notes set out in the Powers of Attorney Act (Alberta) and the Enduring Power of Attorney Act (Yukon) and a certificate of legal advice signed by a lawyer who is not the attorney or the attorney’s spouse.

(h)	This power of attorney will continue in respect of the General Partner so long as it is the general partner of the Partnership, and will terminate thereafter, but will continue in respect of a new General Partner as if the new General Partner were the original attorney.

(i)	A purchaser or transferee of a Unit will, upon becoming a Limited Partner, be conclusively deemed to have acknowledged and agreed to be bound by the provisions of this Agreement as a Limited Partner and will be conclusively deemed to have provided the General Partner with the power of attorney described in this Section 2.7.

2.8 Limited Liability of Limited Partners

Subject to the provisions of the Act and of similar legislation in other jurisdictions of Canada, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership will be limited to the Limited Partner’s Capital Contribution, plus the Limited Partner’s share of any undistributed income of the Partnership.

Following payment of a Limited Partner’s Capital Contribution, the Limited Partner will not be liable for any further claims or assessments or be required to make further contributions to the Partnership, except that, where a Limited Partner has received the return of all or part of that Limited Partner’s Capital Contribution, the Limited Partner is nevertheless liable to the Partnership or, where the Partnership is dissolved, to its creditors for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of the Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the Capital Contribution.

2.9 Indemnity of Limited Partners

The General Partner will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of that Limited Partner is lost for or by reason of the negligence of the General Partner in performing its duties and obligations under this Agreement.

2.10 Compliance with Laws

Each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents considered by the General Partner to be necessary to comply with any applicable Law for the continuation, operation or good standing of the Partnership.

2.11 Other Activities of Partners

Limited Partners and their Affiliates and Associates and, subject to Section 7.20, Affiliates and Associates of the General Partner may engage in businesses, ventures, investments and activities which may be similar to or competitive with those in which the Partnership is or might be engaged and those persons will not be required to offer or make available to the Partnership any other business or investment opportunity which any of those Persons may acquire or be engaged in for its own account.

ARTICLE 3

PARTNERSHIP UNITS

3.1 Authorized Units

The interests in the Partnership of the Partners other than the limited partnership interest of the Initial Limited Partner will be divided into and represented, as of the date hereof, by an unlimited number of only each of three classes of Units as follows: (i) interests of the General Partner will be represented by Class A common partnership units (“Common Units”) and preferred partnership units (“Preferred Units”); and (ii) interests of Limited Partners other than the limited partnership interest of the Initial Limited Partner will be represented by Class B exchangeable limited partnership units (“Exchangeable Units”). Except in accordance with this Agreement, no other Partnership Interests, Units or other interests in the Partnership shall be issued other than as specified by the preceding sentence. Each of the Units will represent an interest in the Partnership having the preferences, rights, restrictions, conditions and limitations provided in this Agreement including:

(a)	the holders of Units will have the right to receive allocations of net income, net loss, taxable income and tax loss as provided in this Agreement;

(b)	the holders of the Units will have the right to share in returns of capital and to share in cash and any other distributions to Partners and to receive the remaining assets of the Partnership on dissolution or winding up in accordance with the terms of this Agreement; and

(c)	the holders of Units will have the right to receive notice of and to attend any meetings of Partners of the Partnership.

Except as otherwise specified in this Agreement, no Partner will have any preference, priority or right in any circumstance over any other Partner in respect of the Units held by each.

3.2 Rights, Privileges, Restrictions and Conditions of Exchangeable Units

In addition to the preferences, rights, restrictions, conditions and limitations set out in Section 3.1, each Exchangeable Unit will have the rights and preferences set out in Schedule A hereto.

3.3 Common Unit Exchange Right

(a)	A Partner holding Common Units shall, from time to time, have the right to require the Partnership to exchange any or all of the Common Units held by such Partner for Exchangeable Units on a one-for-one basis (the “Common Exchange Right”) for the purpose of effecting a sale or transfer of Exchangeable Units as promptly as reasonably practicable after the exercise of the Common Exchange Right. A Partner exercising the Common Exchange Right may exercise such right contemporaneously with a transfer of the Partner’s Partnership Interest as represented by the Common Units proposed to be exchanged such that the transferee shall receive Exchangeable Units as a result of such transfer. A Partner holding Common Units shall only exercise the Common Exchange Right if the proceeds from the sale of the Exchangeable Units received pursuant to the exercise of such Common Exchange Right are promptly used to redeem a number of Holdings Shares equal to the number of Common Units exchanged for such Exchangeable Units pursuant to such Common Exchange Right.

(b)	To exercise the Common Exchange Right, the holder of Common Units shall present and surrender at the office of the Partnership a written notice duly executed by the holder and, where applicable, the Certificate or Certificates representing the Common Units which the holder desires to have exchanged, together with such additional documents and instruments as the General Partner or the Registrar and Transfer Agent may reasonably require. Such notice shall:

(i)	specify that the holder desires to have all or any number specified therein of the Common Units (the “Subject Common Units”) exchanged by the Partnership;

(ii)	state the Business Day on which the holder desires to have the Partnership exchange the Subject Common Units (the “Common Exchange Date”); and

(iii)	where the Common Exchange Right is being exercised in connection with a transfer of the Partnership Interest represented by the Subject Common Units, information required by Section 3.15 in order to effect the proposed transfer, including the name and address of the designated transferee or transferees. The General Partner shall only transfer any of its Partnership Interests (to the extent otherwise permitted herein), including Common Units and Preferred Units, with the prior approval of the Conflicts Committee.

(c)	Subject to compliance by the applicable holder of Common Units with the terms of this Section 3.3, and provided that such request is not revoked by the holder in the manner specified in Section 3.3(g), the General Partner will exchange the Subject Common Units effective at the close of business on the Common Exchange Date and will cause to be delivered to such holder (or its transferee) the appropriate number of Exchangeable Units. If only a part of the Common Units represented by any Certificate is exchanged, a new Certificate for the balance of such Common Units will be issued to the holder at the expense of the Partnership.

(d)

The General Partner will deliver or cause the Registrar and Transfer Agent to deliver the relevant holder, at the address of the holder recorded in the Register of the Partnership for the Common Units or at the address specified in the holder’s exchange request or by holding for pick-up by the holder at the registered office of the Partnership or at any office of the Registrar and Transfer Agent as may be specified by the General Partner by notice to the holders of Common Units, Certificates representing Exchangeable Units registered in the name of the holder or in such other name as the holder may request. The delivery of such Certificates on behalf of the Partnership, or by the Registrar and Transfer

Agent will be deemed to be payment of and satisfy and discharge all liability with respect to the exchange of Common Units for Exchangeable Units to the extent that the same is represented by such Certificates.

(e)	On and after the close of business on the Common Exchange Date, the holder of the Subject Common Units will cease to be a holder of such Subject Common Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate number of Exchangeable Units (or to require the transfer of such Units to the designated transferee), unless delivery of the appropriate number of Exchangeable Units to the holder (or its transferee) is not made as provided in Section 3.3(c), in which case the rights of such holder will remain unaffected until the appropriate number of Exchangeable Units has been delivered to the holder (or its transferee) in the manner provided in this Article. On and after the close of business on the Common Exchange Date, provided that the presentation and surrender of Certificates has been made in accordance with the foregoing provisions, the holder of the Subject Common Units so exchanged (or such holder’s transferee, if applicable) will thereafter be considered and deemed for all purposes to be a holder of the Exchangeable Units delivered to it.

(f)	Notwithstanding Section 3.3(e), where a record date in respect of a dividend or distribution occurs prior to the Common Exchange Date and there is a declared and unpaid dividend or distribution on any Common Unit exchanged hereunder, such amount shall remain payable and shall be paid in cash on the designated payment date to the former holder of the Common Unit so exchanged hereunder.

(g)	A holder of Subject Common Units may, by notice in writing given by the holder to the Partnership before the close of business on the first Business Day immediately preceding the Common Exchange Date, withdraw a notice given pursuant to section 3.3(b), in which event such notice shall be null and void.

(h)	If only a part of the Common Units represented by any Certificate is exchanged, a new Certificate for the balance of such Common Units shall be issued to the holder at the expense of the Partnership.

(i)	All filing fees, transfer taxes, sales taxes, document stamps or other similar changes levied by any Governmental Authority in connection with the exchange of Common Units pursuant to this Agreement shall be paid by the Partnership.

3.4 Capital Structure of the Partnership and Holdings

So long as any Exchangeable Units are outstanding:

(a)	The General Partner shall, and shall cause the Partnership to, take all actions necessary so that, at all times for as long as this Agreement is in effect (i) each Exchangeable Unit has the same economic rights as each Common Unit (for the avoidance of doubt, not taking into account Section 5.4(f)), (ii) the number of Common Units outstanding equals the number of Holdings Shares outstanding, subject to any adjustment that might be required pursuant to Section 11.1; and (iii) the number of Preferred Units outstanding equals the number of Preferred Shares of Holdings outstanding.

(b)	Without limiting the generality of Section 3.4(a),

(i)	upon the issuance by the General Partner of any Holdings Shares other than pursuant to the exercise of an Exchange Right (including any issuance in connection with a business acquisition by Holdings, an equity incentive program or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for shares Holdings Shares), the General Partner shall contribute the proceeds of such issuance (net of any selling or underwriting discounts or commissions or other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Partnership in accordance with Section 5.4(f) and such reimbursement proceeds shall be deemed to be contributed by the General Partner to the Partnership) to the Partnership in exchange for a number of newly issued Common Units equal to the number of Holdings Shares issued;

(ii)	upon the issuance by the General Partner of any Preferred Shares (including any issuance in connection with a business acquisition by Holdings, an equity incentive program or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for Preferred Shares), the General Partner shall contribute the proceeds of such issuance (net of any selling or underwriting discounts or commissions or other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Partnership in accordance with Section 5.4(f) and such reimbursement proceeds shall be deemed to be contributed by the General Partner to the Partnership) to the Partnership in exchange for a number of newly issued Preferred Units equal to the number of Preferred Shares issued; and

(iii)	if a new class of shares in the capital of Holdings is created and issued by Holdings (“New Shares”), the General Partner shall (either immediately before or after such issuance) (A) cause the Partnership to create a corresponding new class of Units (“New Units”) that has corresponding economic rights to such New Shares, (B) cause the Partnership to issue one New Unit for each New Share issued by Holdings in exchange for the contribution by Holdings of the proceeds from the issuance of such New Shares (net of any selling or underwriting discounts or commissions or other expenses, which for the avoidance of doubt, shall be deemed to be reimbursed by the Partnership in accordance with Section 5.4(f) and such reimbursement proceeds shall be deemed to be contributed by the General Partner to the Partnership) to the Partnership, and (C) effect such amendments to this Agreement as are necessary in order to provide that the distributions and allocations on the New Units to Holdings pursuant to this Agreement are made on terms that allow Holdings to fund distributions on such New Shares in accordance with their terms and such other amendments as are necessary such that the capital of Holdings in the Partnership continues to correspond with the outstanding capital of Holdings.

(c)	Upon the exchange of any Exchangeable Units for Exchanged Shares pursuant to the exercise of an Exchange Right, as of the effective date of such exchange, each Exchanged Share issued in exchange for an Exchangeable Unit shall be deemed (i) to have been first contributed by Holdings to the Partnership in exchange for a new Common Unit and (ii) then immediately thereafter to have been delivered by the Partnership to the holder exercising the Exchange Right and the Exchangeable Unit shall be cancelled and shall cease to exist. Upon the exchange of any Exchangeable Units for the Cash Amount (as defined in Schedule A) pursuant to the exercise of an Exchange Right, as of the effective date of such exchange, each such Exchangeable Unit automatically shall be deemed cancelled concomitant with such payment, without any action on the part of any Person, including Holdings or the Partnership.

(d)	If Holdings redeems, repurchases or otherwise acquires any Holdings Shares for cash (including a redemption, repurchase or acquisition of restricted Holdings Shares for nominal or no value), the Partnership shall, immediately prior to such redemption, repurchase or acquisition, redeem or repurchase or acquire an identical number of Common Units held by Holdings upon the same terms, including the same price, as the terms of the redemption, repurchase or acquisition of the Holdings Shares. If Holdings redeems, repurchases or otherwise acquires any Preferred Shares for cash, the Partnership shall, immediately prior to such redemption, repurchase or acquisition, redeem, repurchase or acquire an identical number of Preferred Units held by Holdings upon the same terms, including the same price, as the terms of the redemption, repurchase or acquisition of the Preferred Shares. For the avoidance of doubt, redemptions, repurchases or other acquisitions of Holdings Shares or Preferred Shares shall not be considered “distributions” for the purposes of Section 5.4(a) of this Agreement and thus will not result in any requirement for similar redemptions, repurchases or other acquisitions of Exchangeable Units.

(e)

If Holdings effects any Subdivision or Combination of Holdings Shares, the General Partner shall cause the Partnership to simultaneously effect, in furtherance of Section 3.4(a) hereof, a Subdivision or Combination, as the case may be, of the Exchangeable Units and the Common Units with an identical ratio as the Subdivision or Combination of Holdings Shares. If Holdings effects any Subdivision or

Combination of Preferred Shares, the General Partner shall cause the Partnership to simultaneously effect, in furtherance of Section 3.4(a) hereof, a Subdivision or Combination, as the case may be, of the Preferred Units with an identical ratio as the Subdivision or Combination of Preferred Shares. The Partnership shall not effect any Subdivision or Combination of Units other than pursuant to this section 3.4(e).

(f)	If Holdings issues any Holdings Shares to pay any dividend or distribution on the Holdings Shares or the Preferred Shares, the Partnership shall issue to (i) Holdings a number of Common Units equal to the number of Holdings Shares so issued and (ii) to the extent that such Holdings Shares are issued as a dividend or distribution on the Holdings Shares, to each holder of Exchangeable Units, in respect of each Exchangeable Unit held by such holder, a number of Exchangeable Units equal to the number of Holdings Shares issued in respect of each Holdings Share.

3.5 Segregation of Funds

Holdings will cause the Partnership to deposit a sufficient amount of funds in a separate account of the Partnership and segregate a sufficient amount of such other assets and property as is necessary to enable the Partnership to pay distributions and other amounts when due under Section 5.4(a) and to pay or otherwise satisfy its obligations under Article 3 of Schedule A hereto, as applicable.

3.6 Reservation of Holdings Shares

Holdings hereby represents, warrants and covenants in favour of the Partnership that Holdings has reserved for issuance and will, at all times while any Exchangeable Units (other than Exchangeable Units held by Holdings or its subsidiaries) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued share capital at least such number of Holdings Shares (or other shares or securities into which Holdings Shares may be reclassified or changed as contemplated by Section 3.4) without duplication (a) as is equal to the sum of (i) the number of Exchangeable Units issued and outstanding from time to time and (ii) the number of Exchangeable Units issuable upon the exercise of all rights to acquire Exchangeable Units outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Holdings to meet its obligations under any other security or commitment pursuant to which Holdings may now or hereafter be required to issue Holdings Shares, and to enable and permit the Partnership to meet its obligations hereunder.

3.7 Notification of Certain Events

In order to assist Holdings to comply with its obligations hereunder, the Partnership will notify Holdings of each of the following events at the time set forth below:

(a)	immediately, upon receipt by the Partnership of an Exchange Notice;

(b)	on the same date on which the Partnership gives written notice to holders of Exchangeable Units of a mandatory exchange in accordance with Article 3 of Schedule A hereto; and

(c)	as soon as practicable upon the issuance by the Partnership of any Exchangeable Units or rights to acquire Exchangeable Units.

3.8 Delivery of Holdings Shares to The Partnership

Upon notice from the Partnership of any event that requires the Partnership to cause Holdings Shares to be delivered to any holder of Exchangeable Units, Holdings shall forthwith issue and deliver or cause to be delivered, for and on behalf of the Partnership, the requisite number of Holdings Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Units. All such Holdings Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such Holdings Share, the Partnership shall issue to Holdings Common Units with a fair market value equal to the fair market value of such Holdings Shares.

3.9 Qualification of Holdings Shares

If any Holdings Shares (or other shares or securities into which Holdings Shares may be reclassified or changed as contemplated by Section 3.4) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued and delivered by Holdings to the holder of surrendered Exchangeable Units or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Holdings for purposes of United States federal or state securities law), Holdings will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Holdings Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. Holdings will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Holdings Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Holdings Shares (or such other shares or securities) have been listed by Holdings and remain listed and are quoted or posted for trading at such time.

3.10 Issuance of Additional Units; Preemptive Rights

(a)	Subject to Sections 3.1 and 3.4, the General Partner may, in its discretion, cause the Partnership to issue additional Units on any terms and conditions of offering and sale of Units as the General Partner, in its discretion, may determine, from time to time hereafter and may do all things in that regard, including preparing and filing prospectuses, offering memoranda and other documents, paying the expenses of issue and entering into agreements with any Person providing for a commission or fee. Except for issuances of Units to Holdings pursuant to Section 3.4 or the issuance of Exchangeable Units to Holdings pursuant to section 3.3; the Partnership shall not issue any Units to Holdings.

(b)	Unless otherwise determined by the General Partner, in its sole discretion with the prior approval of the Conflicts Committee, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interests, whether unissued, held in the treasury or hereafter created.

(c)	All Partnership Interests issued by the Partnership shall be fully paid and non-assessable Partnership Interests.

3.11 Subscription for Units

No subscription may be made or will be accepted for a fraction of a Unit. In connection with any offering, each subscribing Person will complete and execute a subscription form in a form prescribed by the General Partner setting out, among other things, the total subscription price for the Units subscribed for, which subscription price will be that Person’s agreed upon Capital Contribution.

3.12 Admittance as Limited Partner

Upon the issuance of Units to any new Limited Partner, all Partners will be deemed to consent to the admission of such Limited Partner, the General Partner will be deemed to have executed this Agreement on behalf of the new Limited Partner and to have caused the Record to be amended, and any other documents as may be required by the Act or under legislation similar to the Act in other provinces or the territories to be filed or amended, specifying the prescribed information and causing the foregoing information in respect of the new Limited Partner to be included in other Partnership books and records.

3.13 Payment of Expenses

The Partnership will pay, to the extent contemplated by any agreement, indenture, prospectus or other offering document, all costs, disbursements and other fees and expenses incurred, by the Partnership or on its behalf, in connection with:

(a)	the organization of the Partnership;

(b)	the Arrangement and the Merger;

(c)	the registration of the Partnership under the Act and under similar legislation of other jurisdictions; and

(d)	the listing of the Exchangeable Units on a National Securities Exchange.

3.14 Record of Limited Partners

The General Partner shall keep or cause to be kept at its principal place of business in Ontario a current Record stating for each Limited Partner that information required under the Act, including the Limited Partner’s name, address, Ontario corporation number, if any, the amount of money and/or the value of other property contributed or to be contributed by the Limited Partner to the Limited Partnership and the number of Units held by each Limited Partner. Registration of interests in, and as provided in Section 3.15 transfers of, Units will be made only in the Record.

3.15 Transfers of Units and Changes in Membership of Partnership

(a)	The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the Record Holder of a Partnership Interest assigns such Partnership Interest to another Person who is or becomes a Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)	The Registrar and Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Units and transfers of Units as herein provided. Upon surrender of a Certificate for registration of transfer of any Units evidenced by a Certificate, the General Partner shall execute and deliver, and the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the Record Holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Units as were evidenced by the Certificate so surrendered (or where the transfer is being effected in connection with the exercise of the Common Exchange Right, the number of Exchangeable Units into which the Subject Common Units are being exchanged), provided that a transferor shall provide the address and facsimile number for each such transferee as required for inclusion in the Record.

(c)	The Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of transfer. No charge shall be imposed by the Partnership for any transfer of Units.

(d)	By acceptance of the transfer of any Unit (including a transferee accepting the transfer of Exchangeable Units in connection with the exercise of the Common Exchange Right pursuant to Section 3.3), each transferee of a Unit (including any nominee holder or an agent or representative acquiring such Units for the account of another Person) (i) shall be admitted to the Partnership as a Partner with respect to the Units so transferred to such transferee when any such transfer or admission is reflected in the Record, (ii) shall be deemed to agree to be bound by the terms of this Agreement, (iii) shall become the Record Holder of the Units so transferred, (iv) grants powers of attorney to the General Partner, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The transfer of any Units and the admission of any new Partner shall not constitute an amendment to this Agreement.

(e)	Nothing contained in this Agreement shall preclude the settlement of any transactions involving Units entered into through the facilities of any National Securities Exchange on which such Units are listed for trading.

(f)	No change of name or address of a Limited Partner, no transfer of a Unit and no admission of a substituted Limited Partner in the Partnership will be effective for the purposes of this Agreement until the requirements set out in this Article 3 have been satisfied, and until that change, transfer, substitution or addition is duly reflected in an amendment to the Record as may be required by the Act. The names and addresses of the Limited Partners as reflected from time to time in the Record, as from time to time amended, will be conclusive as to those facts for all purposes of the Partnership.

(g)	Where the transferee complies with all applicable provisions and is entitled to become a Limited Partner pursuant to the provisions of this Agreement, subject to Section 3.15(f), the General Partner shall admit the transferee to the Partnership as a substituted Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the transferee to the Partnership as a Limited Partner, without further act of the Limited Partners (other than as may be required by law).

(h)	No transfer of Units will be accepted by the General Partner more than 15 days after the sending of a notice of dissolution under Section 13.3(d).

3.16 Notice of Change to General Partner

No name or address of a Limited Partner will be changed and no transfer of a Unit or substitution or addition of a Limited Partner in the Partnership will be recorded on the Record except pursuant to a notice in writing received by the General Partner.

3.17 Inspection of Record

A Limited Partner, or an agent of a Limited Partner duly authorized in writing, has the right to inspect and make copies from the Record during normal business hours.

3.18 Amendment of Declaration or Record

The General Partner, on behalf of the Partnership, may effect such filings, recordings, registrations and amendments to the Record and the Declaration and to any other documents and at any places as in the opinion of counsel to the Partnership are necessary or advisable to reflect changes in the membership of the Partnership, transfers of Units and dissolution of the Partnership as provided in this Agreement and to constitute a transferee as a Limited Partner.

3.19 Non-Recognition of Trusts or Beneficial Interests

Units may be held by nominees on behalf of the beneficial owners of the Units. Notwithstanding the foregoing, except as provided in this Agreement, as required by Law or as recognized by the General Partner in its sole discretion, no Person will be recognized (including in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code) by the Partnership or any Limited Partner as holding any Unit in trust, or on behalf of another Person with the beneficial interest in that other Person, and the Partnership and Limited Partners will not be bound or compelled in any way to recognize (even when having actual notice) any equitable, contingent, future or partial interest in any Unit or in any fractional part of a Unit or any other rights in respect of any Unit except an absolute right to the entirety of the Unit in the Limited Partner shown on the Record as holder of that Unit.

3.20 Incapacity, Death, Insolvency or Bankruptcy

Where a Person becomes entitled to Units on the incapacity, death, insolvency, or bankruptcy of a Limited Partner, or otherwise by operation of law, in addition to the requirements of Section 3.15, that entitlement will not be recognized or entered into the Record until that Person:

(a)	has produced evidence satisfactory to the Registrar and Transfer Agent of that Person’s entitlement; and

(b)	has delivered any other evidence, approvals and consents in respect to that entitlement as the Registrar and Transfer Agent may require and as may be required by Law or by this Agreement.

3.21 No Transfer upon Dissolution

No transfer of Units may be made or will be accepted or entered into the Record after the occurrence of any of the events set out in Section 13.1.

3.22 Certificates

(a)	Upon the Partnership’s issuance of Units of all or any classes to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. Certificates shall be executed on behalf of the Partnership by the General Partner. No Certificate evidencing the issuance of Units shall be valid for any purpose until it has been countersigned by the Registrar and Transfer Agent, provided that if the General Partner elects to issue Units in global form, the Certificates of such Units shall be valid upon receipt of a certificate from the Registrar and Transfer Agent certifying that the Units have been duly registered in accordance with the directions of the Partnership.

(b)	Notwithstanding Section 3.22(a), LP Units of any class may be traded through an electronic settlement system and held in Uncertificated form in accordance with such arrangements as may from time to time be permitted by any statute, regulation, order, instrument or rule in force affecting the Partnership. Amendments to any provisions of this Agreement which may be necessary or expedient for this purpose may be made by the General Partner in its sole discretion but will not be deemed to vary the rights of any class of Partnership Interests (including Units).

(c)	Certificates may bear any legends required by applicable Law or otherwise determined to be appropriate by the General Partner.

3.23 Mutilated, Destroyed, Lost or Stolen Certificates

(a)	If any mutilated Certificate is surrendered to the Registrar and Transfer Agent, the General Partner on behalf of the Partnership shall execute, and upon its request the Registrar and Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Units as the Certificate so surrendered.

(b)	The General Partner on behalf of the Partnership shall execute, and upon its request the Registrar and Transfer Agent shall countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)	makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)	requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)	if requested by the General Partner, delivers to the Partnership a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the

General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, the General Partner and the Registrar and Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)	satisfies any other reasonable requirements imposed by the General Partner.

(c)	If a Record Holder fails to notify the Partnership within a reasonable time after the holder has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Record Holder shall be precluded from making any claim against the Partnership, the General Partner or the Registrar and Transfer Agent for such transfer or for a new Certificate.

(d)	As a condition to the issuance of any new Certificate under this Section 3.23, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Registrar and Transfer Agent) reasonably connected therewith.

3.24 Record Holders

In accordance with Section 3.15, the Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not the Partnership shall have actual or other notice thereof, except as otherwise provided by applicable Law. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand and such other Person on the other hand, such representative Person shall be the Record Holder of such Units. A Person may become a Record Holder without the consent or approval of any Partner.

3.25 Offers for Units

(a)	In this Section:

(i)	“Dissenting Unitholder” means a Unitholder of the applicable class who does not accept an Offer referred to in Section 3.25(b);

(ii)	“Offer” means an offer to acquire outstanding LP Units of one or more classes, where, as of the date of the offer to acquire, the LP Units that are subject to the offer to acquire, together with the Offeror’s Units, constitute in the aggregate 20% or more of all outstanding Units of such class;

(iii)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an offer to acquire Units;

(iv)	“Offeror’s Notice” means the notice described in Section 3.25(c); and

(v)	“Offeror’s Units” means LP Units beneficially owned, or over which control or direction is exercised, on the date of the Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror.

(b)	If an offer for all of the outstanding LP Units of a class (other than LP Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i)	within the time provided in the Offer for its acceptance, the Offer is accepted by Unitholders representing at least 90% of the outstanding LP Units of the class subject to the Offer, other than the Offeror’s Units;

(ii)	the Offeror is bound to take up and pay for, or has taken up and paid for the LP Units of the applicable class of the Unitholders who accepted the Offer; and

(iii)	the Offeror complies with Sections 3.25(c) and 3.25(e),

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the LP Units that were subject to the Offer of the applicable class held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c)	Where an Offeror is entitled to acquire LP Units held by Dissenting Unitholders pursuant to Section 3.25(b), and the Offeror wishes to exercise that right, the Offeror will send by registered mail within 30 days after the date of expiry of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that:

(i)	Unitholders holding at least 90% of the LP Units of the class subject to the Offer, other than the Offeror’s Units, have accepted the Offer;

(ii)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the applicable class of the Unitholders who accepted the Offer; and

(iii)	Dissenting Unitholders must, within 21 days after the date of the sending of the Offeror’s Notice, transfer their respective LP Units of the applicable class that were subject to the Offer to the Offeror on the terms on which the Offeror acquired the LP Units of the Unitholders who accepted the Offer.

(d)	A Dissenting Unitholder to whom an Offeror’s Notice is sent pursuant to Section 3.25(c) will, within 21 days after the sending of the Offeror’s Notice, transfer to the Offeror that Dissenting Unitholder’s Units of the applicable class that were subject to the Offer.

(e)	Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 3.25(c), the Offeror will pay or transfer to the General Partner, or to any other Person or Persons as the General Partner may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Section 3.25(b).

(f)	The General Partner, or any Person(s) directed by the General Partner, will hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Section 3.25(e). The General Partner, or that other Person, will deposit the cash in a separate account in a Canadian chartered bank and will place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g)	Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 3.25(c), the General Partner, if the Offeror has complied with Section 3.25(e), will:

(i)	do all acts and things and execute and cause to be executed all instruments as in the General Partner’s opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders of the applicable class that were subject to the Offer to the Offeror;

(ii)	send to each Dissenting Unitholder who has complied with Section 3.25(d) the consideration to which that Dissenting Unitholder is entitled under this Section 3.25;

(iii)	send to each Dissenting Unitholder who has not complied with Section 3.25(d) a notice stating that:

(A)	the Dissenting Unitholder’s LP Units of the applicable class that were subject to the Offer have been transferred to the Offeror;

(B)	the General Partner or some other Person designated in that notice is holding in trust the consideration for the transfer of those LP Units to the Offeror; and

(C)	the General Partner, or that other Person, will send the consideration to the Dissenting Unitholder as soon as practicable after receiving ratification of the transfer of the Dissenting

Unitholder’s Units of the applicable class to the Offeror from that Dissenting Unitholder or any other documents as the General Partner, or that other Person may require,

and the General Partner is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h)	An Offeror will not be entitled to rely on the provisions of this Section 3.25 unless, concurrent with the communications of the Offer to any Unitholder, a copy of such communications is provided to the General Partner.

(i)	For so long as Exchangeable Units remain outstanding (not including Exchangeable Units held by Holdings and its subsidiaries):

(i)	no tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Holdings Shares (a “Holdings Offer”) will be proposed or recommended by Holdings or the Holdings Board of Directors or otherwise effected with the consent or approval of the Holdings Board of Directors unless the holders of Exchangeable Units (other than Holdings and its subsidiaries) participate in such Holdings Offer to the same extent and on an equitably equivalent basis as the holders of Holdings Shares, without discrimination. Without limiting the generality of the foregoing, except in order to permit the Holdings Board of Directors to fulfill its fiduciary duties under applicable law, neither Holdings nor the Holdings Board of Directors will approve or recommend any Holdings Offer or take any action in furtherance of a Holdings Offer unless, and Holdings will use its commercially reasonable efforts expeditiously and in good faith to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure that, the holders of Exchangeable Units may participate in such Holdings Offer without being required to exchange Exchangeable Units as against the Partnership (or, if so required, to ensure that any such exchange shall be conditional upon and shall only be effective if the Holdings Shares tendered or deposited under such Holdings Offer are taken up); and

(ii)	no tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Exchangeable Units (a “Units Offer”) will be proposed or recommended by Holdings or the Holdings Board of Directors or otherwise effected with the consent or approval of the Holdings Board of Directors unless the holders of Holdings Shares (other than Holdings and its subsidiaries) participate in such Units Offer to the same extent and on an equitably equivalent basis as the holders of Exchangeable Units, without discrimination.

3.26 Holdings and Subsidiaries Not to Vote Exchangeable Units

Holdings covenants and agrees in favour of the Partnership that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Units held by it and its subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Units in order to be counted as part of the quorum for each such meeting. Holdings further covenants and agrees that it will not, and will cause its subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Units from time to time pursuant to this Agreement or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which the Partnership may in the future be governed) with respect to any Exchangeable Units held by it or by its subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Units.

3.27 Ordinary Market Purchases

For greater certainty, nothing contained in this Agreement, including the obligations of Holdings contained in Section 3.25(i), shall limit the ability of Holdings to make a “Rule l0b-18 Purchase” of Holdings Shares pursuant to Rule 10b-18 of the United States Securities Exchange Act of 1934, as amended, or normal course purchases pursuant to Section 101.2 of the Securities Act (Ontario), as amended.

3.28 Stock Exchange Listing

Holdings covenants and agrees in favour of the Partnership that, subject to Section 3.6 of Schedule A, as long as any outstanding Exchangeable Units are owned by any Person other than Holdings or any of its subsidiaries, Holdings will use its commercially reasonable efforts to maintain a listing for such Exchangeable Units on a National Securities Exchange.

3.29 Performance of Holdings and the Partnership

Each of Holdings and the Partnership will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by it with all provisions of this Article 3 applicable to it in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Partnership all rights and benefits in favour of the Partnership under or pursuant to the Article 3.

ARTICLE 4

CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1 General Partner Contribution

The General Partner has made an initial contribution of $— to the capital of the Partnership.

4.2 Initial Limited Partner Contribution

The Initial Limited Partner has contributed the sum of $— to the capital of the Partnership in full satisfaction of its Capital Contribution.

4.3 Limited Partner and General Partner Contributions

(a)	In respect of the Exchangeable Units issued in connection with the Merger, it is acknowledged that the Capital Contribution of each transferor will be $— per Exchangeable Unit. In respect of the Common Units issued to the General Partner pursuant to the Merger and the Arrangement, it is acknowledged that the Capital Contribution will be $— per Common Unit and in respect of the Preferred Units issued to the General Partner in connection with the , it is acknowledged that the Capital Contribution will be $— per Preferred Unit.

4.4 Maintenance of Capital Accounts

(a)

There shall be established for each Partner on the books of the Partnership as of the date such Partner becomes a Partner a capital account (each being a “Capital Account”). Each Capital Contribution by any Partner, if any, shall be credited to the Capital Account of such Partner on the date such Capital Contribution is made to the Partnership. In addition, each Partner’s Capital Account shall be (a) credited with (i) such Partner’s allocable share of any Net Income of the Partnership and any items in the nature of income or gain that are specially allocated to such Partner pursuant to Section 5.2(b), and (ii) the amount of any Partnership liabilities that are assumed by the Partner or secured by any Partnership property distributed to the Partner, (b) debited with (i) the amount of distributions (and deemed distributions) to such Partner of cash or the Carrying Value of other property so distributed, (ii) such Partner’s allocable share of Net Loss of the Partnership and any items in the nature of deduction or loss that are specially allocated to such Partner pursuant to Section 5.2(b), and (iii) the amount of any liabilities of the Partner assumed by the Partnership or which are secured by any property contributed by the Partner to the Partnership and (c) otherwise maintained in accordance with the provisions of the Code and the U.S. Treasury Regulations promulgated thereunder. Any other item which is required to be reflected in a Partner’s Capital Account under Section 704(b) of the Code and the U.S. Treasury Regulations promulgated thereunder or otherwise under this Agreement shall be so reflected. The General Partner shall make such adjustments to Capital Accounts as it determines in its sole discretion to be appropriate to ensure allocations are made in accordance with a Partner’s interest in the Partnership. Interest shall not be payable on Capital Account balances. Notwithstanding anything to the contrary contained in this Agreement, the General Partner shall maintain the Capital Accounts of the Partners in accordance with the principles and requirements set forth in Section 704(b) of the Code and the U.S. Treasury Regulations promulgated thereunder.

(b)	A transferee of Units shall succeed to a pro rata portion of the Capital Account of the transferor based on the number of Units so transferred.

(c)	The Partnership shall revalue the Capital Accounts of the Partners in accordance with U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (a “Revaluation”) at the following times: (i) immediately prior to the contribution of more than a de minimis amount of money or other property to the Partnership by a new or existing Partner as consideration for one or more Units; (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of property in respect of one or more Units; (iii) the issuance by the Partnership of more than a de minimis amount of Units as consideration for the provision of services to or for the benefit of the Partnership (as described in U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii)); and (iv) the liquidation of the Partnership within the meaning of U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners.

(d)	Notwithstanding anything expressed or implied to the contrary in this Agreement, in the event the General Partner, with the prior approval of the Conflicts Committee, shall determine, in its sole and absolute discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to give economic effect to the manner in which distributions are made to the Partners pursuant to the provisions of Sections 5.4 and 13.3, the General Partner may make such modification.

ARTICLE 5

PARTICIPATION IN PROFITS AND LOSSES

5.1 Allocation of Net Income or Losses

Net income or loss of the Partnership for accounting purposes will be allocated to each Partner in the same proportion as income or loss is allocated to the Capital Accounts of the Partners as provided in Section 5.2.

5.2 Allocation for Capital Account Purposes

(a)	After giving effect to the special allocations set forth in Section 5.2(b), Net Income (Loss) of the Partnership for each Fiscal Year or other taxable period shall be allocated among the Capital Accounts of the Partners in a manner that as closely as possible gives economic effect the manner in which distributions are made to the Partners pursuant to the provisions of Sections 5.4 (other than Section 5.4(f)) and 13.3.

(b)	Special Allocations. Notwithstanding any other provision of this Section 5.2, the following special allocations shall be made for each Fiscal Year or other taxable period:

(i)

Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 5.2, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in U.S. Treasury Regulations

Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 4.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 5.2(b) with respect to such taxable period (other than an allocation pursuant to Sections 5.2(b)(iii) and (vi). This Section 5.2(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in U.S. Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)	Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 5.2 (other than Section 5.2(b)(i)), except as provided in U.S. Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in U.S. Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 5.2(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 5.2(b), other than Section 5.2(b)(i) and other than an allocation pursuant to Sections 5.2(b)(v) and (vi), with respect to such taxable period. This Section 5.2(b)(ii) is intended to comply with the chargeback of items of income and gain requirement in U.S. Treasury Regulations Section 1.704-2(i) (4) and shall be interpreted consistently therewith.

(iii)	Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in U.S. Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the U.S. Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 5.2(b)(i) or (ii). This Section 5.2(b)(iii) is intended to qualify and be construed as a “qualified income offset” within the meaning of U.S. Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv)	Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to U.S. Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 5.2(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 5.2 have been tentatively made as if this Section 5.2(b)(iv) were not in this Agreement.

(v)	Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the U.S. Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi)

Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with U.S. Treasury Regulations Section 1.704-2(i). If more than one Partner bears the Economic

Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(vii)	Nonrecourse Liabilities. Nonrecourse Liabilities of the Partnership described in U.S. Treasury Regulations Section 1.752-3(a)(3) shall be allocated among the Partners in a manner chosen by the General Partner and consistent with such Treasury Regulation.

(viii)	Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the U.S. Treasury Regulations.

(ix)	Curative Allocation.

(A)	The Required Allocations are intended to comply with certain requirements of the U.S. Treasury Regulations. It is the intent of the Partners that, to the extent possible, all Required Allocations shall be offset either with other Required Allocations or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 5.2(b)(ix). Therefore, notwithstanding any other provision of this Article 5 (other than the Required Allocations), the General Partner shall make such offsetting special allocations of Partnership income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Partner’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Partner would have had if the Required Allocations were not part of this Agreement and all Partnership items were allocated pursuant to the economic agreement among the Partners.

(B)	The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 5.2(b)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 5.2(b)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(x)	Partnership Recourse Liabilities. Any guarantee of Partnership debt by the General Partner shall not be taken into account for purposes of Section 752 of the Code and the U.S. Treasury Regulations promulgated thereunder.

5.3 Allocation of Net Income and Losses for Tax Purposes

(a)	Except as otherwise provided herein, each item of income, gain, loss and deduction shall be allocated, for U.S. federal income tax purposes, among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 5.2(a).

(b)

In accordance with Section 704(c) of the Code and the U.S. Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Partnership and with respect to reverse Code Section 704(c) allocations described in U.S. Treasury Regulations 1.704-3(a)(6) shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such Property to the Partnership for U.S. federal income tax purposes and its initial Carrying Value or its Carrying Value determined pursuant to U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Carrying Value) using any allocation method under U.S. Treasury Regulations Section 1.704-3 as the General Partner may decide. Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement.

Allocations pursuant to this Section 5.3, Section 704(c) of the Code (and the principles thereof), and U.S. Treasury Regulations Section 1.704-1(b)(4)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Net Income, Net Loss, other items, or distributions pursuant to any provision of this Agreement.

(c)	The income for Canadian tax purposes of the Partnership for a given Fiscal Year (or other taxable period) of the Partnership will be allocated in the following order and proportions:

(i)	to each holder of the Preferred Units in an amount equal to the aggregate of: (A) the Preferred Return for all prior Fiscal Years (or other taxable periods) except to the extent income for Canadian tax purposes has been allocated in respect of the Preferred Return for the prior Fiscal Years (or other taxable periods); and (B) the Preferred Return for the given Fiscal Year (or other taxable period);

(ii)	to each Partner in an amount calculated by multiplying:

(A)	the aggregate income allocated to the Partners net of the income allocated to the holders of the Preferred Units in paragraph (i) above by

(B)	a fraction, (1) the numerator of which is the sum of the fair market value of all distributions received by that Partner with respect to that Fiscal Year or other taxable period (other than distributions on account of the Preferred Return), and (2) the denominator of which is the aggregate fair market value of all distributions made to all Partners by the Partnership with respect to that Fiscal Year or other taxable period net of distributions on account of the Preferred Return.

If, with respect to a given Fiscal Year or other taxable period, income of the Partnership for Canadian tax purposes exceeds the amount allocated to the holders of the Preferred Units in paragraph (i) above and no distribution is made by the Partnership to its Partners (other than on account of the Preferred Return), or the Partnership has a loss for Canadian tax purposes, the General Partner shall allocate the income or loss of the Partnership in the manner it considers appropriate in the circumstances. In so allocating the net income or loss, the General Partner shall act reasonably and fairly, taking into account the amount and timing of actual and anticipated distributions to each of the Partners (including the General Partner), with a view to ensuring that each Partner is allocated a portion of the Partnership’s net income that substantially corresponds to the income that is distributed to that Partner, subject to priority allocation of the income of the Partnership to the holders of the Preferred Units.

(d)	The General Partner shall determine all matters concerning allocations for tax purposes not expressly provided for herein in its sole discretion. For the proper administration of the Partnership and for the preservation of uniformity of Units (or any portion or class or classes thereof), the General Partner may (i) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of U.S. Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of Units (or any portion or class or classes thereof), and (ii) adopt and employ or modify such conventions and methods as the General Partner determines in its sole discretion to be appropriate for (A) the determination for U.S. federal income tax purposes of items of income, gain, loss, deduction and credit and the allocation of such items among Partners and between transferors and transferees under this Agreement and pursuant to the Code and the U.S. Treasury Regulations promulgated thereunder, (B) the determination of the identities and tax classification of Partners, (C) the valuation of Partnership assets and the determination of tax basis, (D) the allocation of asset values and tax basis, and (E) the adoption and maintenance of accounting methods.

(e)	For purposes of determining the items of Partnership income, gain, loss, deduction, or credit allocable to any Partner for U.S. federal income tax purposes with respect to any period, such items shall be determined on a daily, monthly, quarterly or other basis, as determined by the General Partner in its sole discretion, using any permissible method under Section 706 of the Code and the U.S. Treasury Regulations promulgated thereunder.

(f)	Allocations that would otherwise be made to a Partner under the provisions of this Article V shall instead be made to the beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner in its sole discretion.

(g)	For Canadian Tax purposes, net income and loss of the Partnership will be determined in accordance with the Tax Act.

5.4 Distributions

(a)	Subject to Sections 5.4(c) and 5.4(f), the General Partner shall cause distributions to be made by the Partnership to the Partners as follows: (i) if a dividend or distribution shall have been declared and be payable in respect of a Preferred Share, the Partnership shall make a distribution in the same amount in respect of each [corresponding] Preferred Unit, and (ii) if a dividend or distribution shall have been declared and be payable in respect of a Holdings Share, the Partnership shall make a distribution in the same amount in respect of each Exchangeable Unit and Common Unit (and, for the avoidance of doubt, subject to Sections 5.4(a) and 5.4(f), all distributions made to the holders of Exchangeable Units and the holders of Common Units shall be made pro rata in accordance with the Partners’ respective Percentage Interests).

(b)	Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership or any of its Affiliates to comply with any withholding requirements established under the Code (including pursuant to Sections 1441, 1442, 1445, 1446 and 3406), the Tax Act, or any other federal, state, provincial, local or foreign law. To the extent that the Partnership is required to or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code) or to the extent that any payments made to the Partnership are subject to withholding as a result of such payments being attributable to any particular Partner, the General Partner may treat the amount withheld as a distribution of cash to such Partner pursuant to Sections 5.4 and 13.3 in the amount of such withholding from or in respect of such Partner. The General Partner may treat taxes paid by the Partnership on behalf of, or amounts previously withheld with respect to, all or less than all of the Partners, as a distribution of cash to such Partners.

(c)	Notwithstanding Section 5.4(a), in the event of the dissolution of the Partnership, all receipts received during or after the Fiscal Year quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 13.3.

(d)	Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Registrar and Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

(e)	Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the General Partner on behalf of the Partnership, shall not be required to make a distribution to a Partner or a Record Holder if such distribution would violate the Act or other applicable Law.

(f)

Notwithstanding the provisions of 5.4(a), the General Partner, in its sole discretion, may authorize that to the extent that the General Partner determines that expenses or other obligations of Holdings are related to its role as the General Partner or the business and affairs of Holdings that are conducted through the Partnership or any of the Partnership’s direct or indirect Subsidiaries, cash (and, for the avoidance of doubt, only cash) distributions may be made to Holdings (which distributions shall be made without pro rata distributions to the other Partners) in amounts required for Holdings to pay (v) any tax liabilities of Holdings, (w) any operating, administrative and other similar costs incurred by

Holdings including payments in respect of indebtedness and equity securities of Holdings to the extent the proceeds are used or will be used by Holdings to pay expenses or other obligations described in this Section 5.4(f) (in either case only to the extent economically equivalent indebtedness or equity securities of the Partnership were not issued to Holdings) and payments pursuant to any legal, tax, accounting and other professional fees and expenses, (x) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, Holdings, (y) fees and expenses (including any underwriters discounts and commissions) related to any securities offering, investment or acquisition transaction (whether or not successful) authorized by the board of directors of Holdings and (z) other fees and expenses in connection with the maintenance of the existence of Holdings (including any costs or expenses associated with being a public company listed on a national securities exchange). For the avoidance of doubt, distributions made under this 5.4(f) may not be used to pay or facilitate dividends or distributions on the Holdings Shares and must be used solely for one of the express purposes set forth pursuant to the immediately preceding sentence. All distributions under this Section 5.4(f) shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code.

5.5 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner’s entitlement, the Partner will, promptly upon notice from the General Partner, reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess (with interest at the rate of —% from time to time calculated and compounded monthly) from further distributions otherwise due to the Partner.

ARTICLE 6

WITHDRAWAL OF CAPITAL CONTRIBUTIONS

6.1 Withdrawal

Subject to Section 4.2, no Limited Partner has the right to withdraw any of the Limited Partner’s Capital Contribution or other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

ARTICLE 7

POWERS, DUTIES AND OBLIGATIONS OF GENERAL PARTNER

7.1 Duties and Obligations

(a)	The General Partner has:

(i)	unlimited liability for the debts, liabilities and obligations of the Partnership;

(ii)	subject to the terms of this Agreement and to any applicable limitations set out in the Act and applicable similar legislation in Canada, the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of the Partnership; and

(iii)	the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business of the Partnership for and on behalf of and in the name of the Partnership.

(b)	An action taken by the General Partner on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.

(c)	In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken (or not taken) by it. The General Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions so long as the General Partner has acted pursuant to its authority under this Agreement.

7.2 Specific Powers and Duties

(a)	Without limiting the generality of Section 7.1 but subject to the terms of this Agreement, the General Partner will have full power and authority for and on behalf of and in the name of the Partnership to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the business of the Partnership, including without limitation the following:

(i)	negotiate, execute and perform all agreements, conveyances or other instruments which require execution by or on behalf of the Partnership involving matters or transactions with respect to the Partnership’s business (and those agreements may limit the liability of the Partnership to the assets of the Partnership, with the other party to have no recourse to the assets of the General Partner, even if the same results in the terms of the agreement being less favourable to the Partnership);

(ii)	open and manage bank accounts in the name of the Partnership and spend the capital of the Partnership in the exercise of any right or power exercisable by the General Partner under this Agreement;

(iii)	mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in all or any property of the Partnership and its Subsidiaries now owned or later acquired, to secure any present and future borrowings and related expenses of the Partnership and its Subsidiaries and to sell all or any of that property pursuant to a foreclosure or other realization upon the foregoing encumbrances;

(iv)	manage, control and develop all the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary to the business and may, from time to time, in its sole discretion propose combinations with other partnerships or other entities, which proposal(s) will be subject to requisite approval by the Partners;

(v)	incur all costs and expenses in connection with the Partnership;

(vi)	employ, retain, engage or dismiss from employment, personnel, agents, representatives or professionals or other investment participants with the powers and duties upon the terms and for the compensation as in the discretion of the General Partner may be necessary or advisable in the carrying on of the business of the Partnership;

(vii)	engage agents, including any Affiliate or Associate of the General Partner, to assist it to carry out its management obligations to the Partnership or subcontract administrative functions to the General Partner or any Affiliate or Associate of the General Partner, including, without limitation, the Registrar and Transfer Agent;

(viii)	invest cash assets of the Partnership that are not immediately required for the business of the Partnership in short term investments;

(ix)	act as attorney in fact or agent of the Partnership in disbursing and collecting moneys for the Partnership, paying debts and fulfilling the obligations of the Partnership and handling and settling any claims of the Partnership;

(x)	commence or defend any action or proceeding in connection with the Partnership and otherwise engage in the conduct of litigation, arbitration or mediation and incur legal expense and the settlement of claims and litigation:

(xi)	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, and the incurring of any other obligations;

(xii)	the making of tax, regulatory and other filings, or rendering of periodic or other reports to any Governmental Authority or other agencies having jurisdiction over the business or assets of the Partnership;

(xiii)	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person;

(xiv)	the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the lending of funds to other Persons; the repayment or guarantee of obligations of any Group Member and the making of capital contributions to any Group Member;

(xv)	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Partnership’s Subsidiaries from time to time);

(xvi)	retain legal counsel, experts, advisors or consultants as the General Partner consider appropriate and rely upon the advice of those Persons;

(xvii)	appoint the Registrar and Transfer Agent;

(xviii)	do anything that is in furtherance of or incidental to the business of the Partnership or that is provided for in this Agreement;

(xix)	obtain any insurance coverage for the benefit of the Partnership, the Partners and Indemnitees;

(xx)	the indemnification of any Person against liabilities and contingencies to the extent permitted by Law;

(xxi)	the entering into of listing agreements with any securities exchange and the delisting of some or all of the LP Units from, or requesting that trading be suspended on, any such exchange;

(xxii)	the purchase, sale or other acquisition or disposition of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests;

(xxiii)	the undertaking of any action in connection with the Partnership’s participation in the management of the Partnership Group through its directors, officers or employees or the Partnership’s direct or indirect ownership of the Group Members;

(xxiv)	cause to be registered for resale under securities Laws, any securities of, or any securities convertible or exchangeable into securities of, the Partnership held by any Person, including the General Partner or any Affiliate of the General Partner;

(xxv)	carry out the objects, purposes and business of the Partnership; and

(xxvi)	execute, acknowledge and deliver the documents necessary to effectuate any or all of the foregoing or otherwise in connection with the business of the Partnership.

(b)	No Persons dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership. The General Partner will insert, and cause agents of the Partnership to insert, the following clause in any contracts or agreements to which the Partnership is a party or by which it is bound:

“[                    ] is a limited partnership formed under the Limited Partnerships Act (Ontario), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital and the limited partner’s share of any undistributed income.”

7.3 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

(a)	The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may (with the prior approval of the Conflicts Committee) determine, in its discretion.

(b)	Any Group Member (including the Partnership) may lend or contribute to any other Group Member, and any Group Member may borrow from any other Group Member (including the Partnership), funds on terms and conditions determined by the General Partner. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favour of any Group Member or any other Person.

(c)	The General Partner may itself, or may enter into an agreement with any of its Affiliates (with respect to any such Affiliate who is not the General Partner or any Subsidiary of the General Partner, with prior approval of the Conflicts Committee) to, render services to a Group Member or to the Partnership in the discharge of its duties as general partner of the Partnership. The provisions of Section 5.4(f) shall apply to the rendering of services described in this Section 7.3(c).

(d)	The Partnership may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable Law.

(e)	The General Partner or any of its Affiliates (notwithstanding the proviso in this sentence, with respect to any such Affiliate who is not the General Partner or any Subsidiary of the General Partner, with prior approval of the Conflicts Committee) may sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, pursuant to transactions that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.3(e) conclusively shall be deemed to be satisfied and not a breach of any duty hereunder or existing at law, in equity or otherwise as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iii) any transaction that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). With respect to any contribution of assets to the Partnership in exchange for Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, the Conflicts Committee, in determining whether the appropriate Partnership Interest or options, rights, warrants or appreciation rights relating to Partnership Interests are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

7.4 Title to Property

The General Partner may hold legal title to any of the assets or property of the Partnership in its name as bare trustee for the benefit of the Partnership.

7.5 Exercise of Duties

The General Partner covenants that it will exercise its powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Partnership, and that it will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, subject to applicable Law or the listing rules of any applicable securities exchange, the General Partner covenants that it will maintain the confidentiality of financial and other information and data which it may obtain through or on behalf of the Partnership, the disclosure of which may adversely affect the interests of the Partnership or a Limited Partner.

7.6 Limitation of Liability

The General Partner is not personally liable for the return of any Capital Contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to Section 2.9, neither the General Partner nor its officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for an action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by Law unless the act or omission was performed or omitted fraudulently or in bad faith or constituted wilful or reckless disregard of the General Partner’s obligations under this Agreement.

7.7 Indemnity of General Partner

(a) To the fullest extent permitted by Law but subject to the limitations expressly provided in this Agreement, the General Partner, the Tax Matters Partner, a Departing Partner, any Person who is or was an Affiliate of the General Partner or any Departing Partner, any Person who is or was an officer, director, employee, partner, agent or trustee of the General Partner or any Departing Partner or any Affiliate, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate as a director, officer, employee, partner, agent or trustee of another Person (collectively, an “Indemnitee”) will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities joint or several expenses (including, without limitation, legal fees and expenses on a solicitor/client basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

(i)	the General Partner, the Tax Matters Partner, a Departing Partner or any of their Affiliates; or

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner, any Departing Partner or any of their Affiliates as a director, office, employee, agent or trustee of another Person;

provided, that

(iii)	in each case the Indemnitee acted honestly and in good faith with a view to the best interest of the Partnership;

(iv)	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

(v)	no indemnification pursuant to this Section 7.7 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in Ontario that is no longer appealable to have been in breach of, or negligent in the performance of, its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.

Any indemnification pursuant to this Section 7.7(a) will be made only out of the assets of the Partnership.

(b)	To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c)	The indemnification provided by this Section 7.7 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of Law or otherwise, as to actions in the Indemnitee’s capacity as:

(i)	the General Partner, a Departing Partner or any of their Affiliates;

(ii)	an officer, director, employee, partner, agent or trustee of the General Partner, any Departing Partner or any of their Affiliates; or

(iii)	a Person serving at the request of the General Partner, any Departing Partner or any of their Affiliates as a director, officer, employee, agent or trustee of another Person,

and will continue as to an Indemnitee who has ceased to serve in that capacity and as to action in any other capacity.

(d)	The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of those Persons (other than the General Partner itself) as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership’s activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

7.8 Other Matters Concerning the General Partner

(a)	The General Partner may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)	The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted in reliance upon the opinion (including, without limitation, an opinion of counsel) of any of those Persons as to matters that the General Partner reasonably believes to be within that Person’s professional or expert competence will be conclusively presumed to have been done or omitted in good faith and in accordance with that opinion.

(c)	The General Partner has the right, in respect of any of its power, authority or obligations under this Agreement, to act through any of its duly authorized officers.

(d)	Any standard of care or duty imposed under the Act or any applicable Law will be modified, waived or limited as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the power or authority prescribed in this Agreement, so long as that action is reasonably believed by the General Partner to be in, or not opposed to, the best interests of the Partnership.

(e)

Notwithstanding anything to the contrary in this Agreement, (i) it shall be deemed not to be a breach of the General Partner’s or any other Indemnitee’s duties or any other obligation of any type whatsoever of the General Partner or any other Indemnitee for the Indemnitee (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of any Group Member, (iii) the General Partner and the Indemnitees shall have no obligation hereunder or as a result of any duty otherwise existing at Law or otherwise to present business opportunities to any Group Member and (iv) the doctrine of “corporate opportunity” or other analogous doctrine shall not apply to any such Indemnitee.

7.9 Indemnity of Partnership

The General Partner hereby indemnifies and holds harmless the Partnership and each Limited Partner from and against all costs, expenses, damages or liabilities suffered or incurred by the Partnership or any Limited Partner by reason of an act of wilful misconduct or gross negligence by the General Partner or of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by this Agreement.

7.10 Restrictions upon the General Partner

The General Partner will not:

(a)	dissolve the affairs of the Partnership except in accordance with the provisions of Article 13; or

(b)	do any act prohibited by the Act.

7.11 Employment of an Affiliate or Associate

The General Partner may itself, or may enter into an agreement with any of its Affiliates (notwithstanding the proviso in this sentence, with respect to any such Affiliate who is not the General Partner or any Subsidiary of the General Partner, with prior approval of the Conflicts Committee) to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided however that the requirements of this Section 7.11 conclusively shall be deemed satisfied and not a breach of any duty hereunder or existing at Law or otherwise as to any transaction (i) approved by Special Approval, (ii) the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) that is fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). The provisions of Section hall apply to the rendering of services described in this Section 7.11.

7.12 Removal of the General Partner

(a)	The General Partner is deemed to have been elected as general partner of the Partnership as of the filing of the Declaration and such election shall be deemed to have been ratified upon the effectiveness of the Arrangement. Except as provided for in this Section 7.12, the General Partner may not be removed as general partner of the Partnership.

(b)	Upon the passing of any resolution of the directors or shareholders of the General Partner requiring or relating to the bankruptcy, dissolution, liquidation or winding-up or the making of any assignment for the benefit of creditors of the General Partner, or upon the appointment of a receiver of the assets and undertaking of the General Partner, or upon the General Partner failing to maintain its status under Section 2.5(a), the General Partner will cease to be qualified to act as the general partner under this Agreement and will be deemed to have been removed as a general partner of the Partnership and a new general partner will, in these instances, be appointed by the Partners by an Ordinary Resolution of the holders of the Common Units (any such action by the holders of the Common Units to be taken with the prior approval of the Conflicts Committee) within 180 days of receipt of written notice of that event (which written notice will be provided by the General Partner promptly upon the occurrence of that event) provided that the General Partner will not cease to be the General Partner until the earlier of the appointment of a new general partner and the expiry of the 180 day period.

(c)	The General Partner may be removed by an Ordinary Resolution of the holders of the Common Units (any such action by the holders of the Common Units to be taken with the prior approval of the Conflicts Committee). The General Partner may not under any circumstance be removed by the holders of the Exchangeable Units. Any removal of the General Partner under this Section 7.12(c) must also provide for the election and succession of a new general partner pursuant to an Ordinary Resolution of the holders of the Common Units. Any removal under this Section 7.12(c) will be effective immediately before the election of the successor general partner to the Partnership.

7.13 Voluntary Withdrawal of the General Partner

Without the prior approval of the Conflicts Committee, the Partnership and the holders of the Exchangeable Units by Ordinary Resolution, Holdings covenants and agrees in favour of the Partnership that, as long as any outstanding Exchangeable Units are owned by any Person other than Holdings or any of its subsidiaries, Holdings will not voluntarily cease to be the sole general partner of the Partnership.

7.14 Condition Precedent

As a condition precedent to the resignation or removal of the General Partner, the Partnership will pay all amounts payable by the Partnership to the General Partner pursuant to this Agreement accrued to the date of resignation or removal subject to any claims or liabilities of the General Partner to the Partnership.

7.15 Transfer to New General Partner

On the admission of a new general partner to the Partnership on the resignation or removal of the General Partner, the resigning or retiring General Partner will do all things and take all steps to transfer the administration, management, control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect that transfer in a timely fashion.

7.16 Transfer of Title to New General Partner

On the resignation, removal or withdrawal of the General Partner and the admission of a new general partner, the resigning or retiring General Partner will, at the cost of the Partnership, transfer title to the Partnership’s property to the new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect that transfer in a timely fashion.

7.17 Release By Partnership

On the resignation or removal of the General Partner, the Partnership will release and hold harmless the General Partner resigning or being removed, from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after that resignation or removal.

7.18 New General Partner

A new general partner will become a party to this Agreement by signing a counterpart of this Agreement and will agree to be bound by all of the provisions of this Agreement and to assume the obligations, duties and liabilities of the General Partner under this Agreement as from the date the new general partner becomes a party to this Agreement.

7.19 Transfer of General Partner Interest

Subject to Section 7.18, the General Partner may, without the approval of the Limited Partners (but with the prior approval of the Conflicts Committee) transfer all, but not less than all, of the General Partner’s Partnership Interests:

(a)	to a Subsidiary of the General Partner;

(b)	in connection with the General Partner’s merger or amalgamation with or into another entity; or

(c)	to the purchaser of all or substantially all of the General Partner’s assets,

provided that, in all cases, the transferee assumes the rights and duties of the General Partner and agrees to be bound by the provisions of this Agreement.

7.20 Resolution of Conflict of Interests

(a)	Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner (other than the General Partner), on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, or any agreement contemplated herein or therein, or of any duty hereunder or existing at Law or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may (if the conflict of interest involves an Affiliate of the General Partner who is not the General Partner or any Subsidiary of the General Partner, with the approval of the Conflicts Committee) also adopt a resolution or course of action that has not received Special Approval. Failure to seek Special Approval shall not be deemed to indicate that a conflict of interest exists or that Special Approval could not have been obtained. If Special Approval is not sought and the Board of Directors of the General Partner (and, if the conflict of interest involves an Affiliate of the General Partner who is not the General Partner or any Subsidiary of the General Partner, the Conflicts Committee) determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (ii) or (iii) above, then it shall be presumed that, in making its decision, the Board of Directors (and, if applicable, the Conflicts Committee) acted in good faith, and in any proceeding brought by or on behalf of any Limited Partner, the Partnership or any other Person bound by this Agreement challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at Law, and without limitation of Section 7.3, the existence of the conflicts of interest described in or contemplated by the [Arrangement Circular/S-4] are hereby approved, and all such conflicts of interest are waived, by all Partners and shall not constitute a breach of this Agreement.

(b)

Notwithstanding any other provision of this Agreement or otherwise applicable provision of Law, but subject to Conflict Committee approval where so provided, whenever in this Agreement or any other agreement contemplated hereby or otherwise the General Partner, in its capacity as the general partner of the Partnership, is permitted to or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then the General Partner, or such Affiliates causing it to do so, shall, to the fullest extent permitted by law, make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Partnership or the Partners, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Act or under any other Law. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the General Partner is permitted to or required to make a decision in its “good faith” then for purposes of this Agreement, the General Partner, or any of its Affiliates that cause it to make any such decision, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of the Partnership.

(c)	Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as a general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by Law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, any Record Holder or any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other Law.

(d)	Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

(e)	Except as expressly set forth in this Agreement, to the fullest extent permitted by law, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership, any Limited Partner or any other Person bound by this Agreement, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at Law, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f)	The Limited Partners, hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.20.

(g)	The Limited Partners expressly acknowledge that the General Partner is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.

ARTICLE 8

FINANCIAL INFORMATION

8.1 Books and Records

The General Partner will keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business including the Record. Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including, without limitation, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard disks, magnetic tape, or any other information storage device, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time.

8.2 Reports

The General Partner will forward to the Limited Partners all reports and financial statements which may be required under applicable securities legislation or by the rules of any stock exchange on which any of the Units are listed for trading, or as the General Partner determines to be necessary or appropriate and, after the end of each Fiscal Year, an annual report containing audited financial statements of the Partnership together with the auditors’ report on those financial statements.

8.3 Right to Inspect Partnership Books and Records

(a)	In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 8.3(b), each Limited Partner has the right, for a purpose reasonably related to that Limited Partner’s own interest as a limited partner in the Partnership, upon reasonable demand and at that Limited Partner’s own expense, to receive:

(i)	a current list of the name and last known address of each Limited Partner;

(ii)	copies of this Agreement, the Declaration, the Record and amendments to those documents;

(iii)	copies of all documents filed by the Partnership with a securities regulatory authority in Canada or a stock exchange upon which the Units are listed for trading;

(iv)	copies of minutes of meetings of the Partners; and

(v)	any other information regarding the affairs of the Partnership as is just and reasonable.

(b)	Notwithstanding Section 8.3(a), the General Partner may keep confidential from the Limited Partners for any period of time as the General Partner deems reasonable, any information of the Partnership (other than information referred to in Section 8.3(a)(ii)) which, in the reasonable opinion of the General Partner, should be kept confidential in the interests of the Partnership or that the Partnership is required by Law or by agreements with third parties to keep confidential.

8.4 Accounting Policies

The General Partner is authorized to establish from time to time accounting policies with respect to the financial statements of the Partnership and to change from time to time any policy that has been so established so long as those policies are consistent with the provisions of this Agreement and with generally accepted accounting principles in the United States.

8.5 Appointment of Auditor

The General Partner will, on behalf of the Partnership, select the Auditor on behalf of the Partnership to review and report to the Partners upon the financial statements of the Partnership for, and as at the end of each Fiscal Year, and to advise upon and make determinations with regard to financial questions relating to the Partnership or required by this Agreement to be determined by the Auditor.

ARTICLE 9

TAX MATTERS

9.1 Tax Returns and Information

The General Partner shall use commercially reasonable efforts to timely file all tax returns of the Partnership that are required to be filed under applicable law (including any U.S. or Canadian federal, provincial, state, or local tax returns). The General Partner shall use commercially reasonable efforts to furnish to all Partners necessary tax information as promptly as possible after the end of the Fiscal Year of the Partnership; provided, however, that delivery of such tax information may be subject to delay as a result of the late receipt of any necessary tax information from an entity in which the Partnership or any of its Subsidiaries holds an interest. Each Partner agrees to file all U.S. or Canadian federal, provincial, state and local tax returns required to be filed by it in a manner consistent with the information provided to it by the Partnership.

9.2 Tax Elections

The General Partner shall determine whether to make or refrain from making the election provided for in Section 754 of the Code (a “754 Election”), and any and all other elections permitted by the Code, the Tax Act, or under the tax laws of any other relevant jurisdiction. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code (if a 754 Election is made), the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by the transferee of a Unit will be deemed to be the lowest quoted closing price of the Units on any National Securities Exchange on which such Units are traded (if any) during the calendar month in which such transfer is deemed to occur without regard to the actual price paid by such transferee.

9.3 Tax Controversies

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner and is authorized to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partners and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4 Treatment as a Partnership; Election to be Treated as a Corporation

(a)	Notwithstanding anything to the contrary contained herein, the Partnership will undertake all necessary steps to preserve its status as a partnership for U.S. federal tax purposes and will not undertake any activity or make any investment or fail to take any action that will (i) cause the Partnership to earn or to be allocated income other than qualifying income as defined in Section 7704(d) of the Code, except to the extent permitted under Section 7704(c)(2) of the Code or (ii) jeopardize its status as a partnership for U.S. federal income tax purposes, provided, however if the General Partner determines in its sole discretion, for any reason (including the proposal, formally or informally, of legislation that could adversely affect the Partnership or the Partners) that it is no longer in the interests of the Partnership to continue as a partnership for U.S. federal income tax purposes, the General Partner may elect to treat the Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes or may effect such change by merger or conversion or otherwise under applicable law.

(b)	In the event that the General Partner determines the Partnership should seek relief pursuant to Section 7704(e) of the Code to preserve the status of the Partnership as a partnership for U.S. federal (and applicable state and local) income tax purposes, the Partnership and each Partner shall agree to adjustments required by the tax authorities, and the Partnership shall pay such amounts as required by the tax authorities, to preserve the status of the Partnership as a partnership.

ARTICLE 10

MEETINGS OF THE LIMITED PARTNERS

10.1 Meetings

(a)	The General Partner may call a general meeting of Partners at any time and place as it deems appropriate in its absolute discretion for the purpose of considering any matter set out in the notice of meeting.

(b)

In addition, where Partners holding not less than 20% of the outstanding Common Units in number (the “Requisitioning Partners”) give notice signed by each of them to the General Partner, requesting a meeting of the Partners for the purposes of considering an Ordinary Resolution of the holders of

Common Units to remove the General Partner and to elect a new general partner in accordance with Section 7.12(c), the General Partner will, within 60 days of receipt of that notice, convene a meeting, and if it fails to do so, any Requisitioning Partner may convene a meeting for such purpose by giving notice in accordance with this Agreement. Every meeting of Partners, however convened, will be conducted in accordance with this Agreement.

10.2 Place of Meeting

Every meeting of Partners will be in the Municipality of Metropolitan Toronto, Ontario or at any other place within or outside of Canada as the General Partner (or Requisitioning Partners, if the General Partner fails to call the meeting in accordance with Section 10.1) may designate.

10.3 Notice of Meeting

Notice of any meeting of Partners will be given to each Limited Partner not less than 21 days (but not more than 60 days) prior to the meeting, and will state:

(a)	the time, date and place of the meeting; and

(b)	in general terms, the nature of the business to be transacted at the meeting in sufficient detail to permit a Partner to make a reasoned decision on that business.

Notice of an adjourned meeting of Partners need not be given if the adjourned meeting is held within 14 days of the original meeting. Otherwise, but subject to Section 10.13, notice of adjourned meetings will be given not less than 10 days in advance of the adjourned meeting and otherwise in accordance with this section, except that the notice need not specify the nature of the business to be transacted if unchanged from the original meeting.

10.4 Record Dates

(a)	For the purpose of determining the Limited Partners who are entitled to vote or act at any meeting of Partners or any adjournment of a meeting, or for the purpose of any other action, the General Partner may from time to time cause the transfer books to be closed for a period, not exceeding 30 days, as the General Partner may determine or, without causing the transfer books to be closed, the General Partner may fix a date not more than 60 days prior to the date of any meeting of Partners or other action as a record date for the determination of Limited Partners entitled to vote at that meeting or any adjournment of the meeting or to be treated as Limited Partners of record for purposes of any other action, and any Limited Partner who was a Limited Partner at the time so fixed will be entitled to vote at the meeting or any adjournment of the meeting even though that Limited Partner has since that date disposed of the Limited Partner’s Units, and no Limited Partner becoming a Limited Partner after that fixed date will be a Limited Partner of record for purposes of that action. A Person will be a Limited Partner of record at the relevant time if the Person’s name appears in the Record, as amended and supplemented, at that time.

(b)	The record date for the determination of the holders of Exchangeable Units entitled to receive payment of, and the payment date for, any distribution declared on the Exchangeable Units under Section 5.4(a) shall be the same dates as the record date and payment date, respectively, for the dividend declared on the Holdings Shares.

10.5 Information Circular

If proxies are solicited from Limited Partners in connection with a meeting of Partners, the Person or Persons soliciting those proxies will prepare an information circular which will contain, to the extent that it is relevant and applicable, the information prescribed for information circulars by the Securities Act (Ontario) and applicable rules and regulations thereunder.

10.6 Proxies

Any Limited Partner entitled to vote at a meeting of Partners may vote by proxy if a form of proxy has been received by the General Partner or the chairperson of the meeting for verification prior to the time fixed by the General Partner, which time will not exceed 48 hours, excluding Saturdays, Sundays and holidays, preceding the meeting, or any adjournment of the meeting.

10.7 Validity of Proxies

A proxy purporting to be executed by or on behalf of a Limited Partner will be considered to be valid unless challenged at the time of or prior to its exercise. The Person challenging the proxy will have the burden of proving to the satisfaction of the chairperson of the meeting that the proxy is invalid and any decision of the chairperson concerning the validity of a proxy will be final. Proxies will be valid only at the meeting with respect to which they were solicited, or any adjournment of the meeting, but in any event will cease to be valid one year from their date. A proxy given on behalf of joint holders must be executed by all of them and may be revoked by any of them, and if more than one of several joint holders is present at a meeting and they do not agree which of them is to exercise any vote to which they are jointly entitled, they will, for the purposes of voting, be deemed not to be present. A proxy holder need not be a holder of a Unit.

10.8 Form of Proxy

Every proxy will be substantially in the form as may be approved by the General Partner or as may be satisfactory to the chairperson of the meeting at which it is sought to be exercised.

10.9 Revocation of Proxy

A vote cast in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Limited Partner giving the proxy or the revocation of the proxy unless written notice of that death, incapacity, insolvency, bankruptcy or revocation has been received by the chairperson of the meeting prior to the commencement of the meeting.

10.10 Corporations

A Limited Partner which is a corporation may appoint an officer, director or other authorized person as its representative to attend, vote and act on its behalf at a meeting of Partners.

10.11 Attendance of Others

Any officer or director of the General Partner, legal counsel for the General Partner and the Partnership and representatives of the Auditor will be entitled to attend any meeting of Partners. The General Partner has the right to authorize the presence of any Person at a meeting regardless of whether the Person is a Partner. With the approval of the General Partner that Person is entitled to address the meeting.

10.12 Chairperson

The General Partner may nominate a Person, including, without limitation, an officer or director of the General Partner, (who need not be a Limited Partner) to be chairperson of a meeting of Partners and the person nominated by the General Partner will be chairperson of that meeting unless the Partners elect another chairperson by Ordinary Resolution of the holders of the Common Units.

10.13 Quorum

A quorum at any meeting of Partners will consist of one or more Partners present in person or by proxy holding a majority of the voting power which may be exercised at such meeting. If, within half an hour after the time fixed for the holding of the meeting, a quorum for the meeting is not present, the meeting:

(a)	if called by or on the requisition of Partners, will be terminated; and

(b)	if called by the General Partner, will be held at the same time and place on the day which is 14 days later (or if that date is not a business day, the first business day prior to that date). The General Partner will give three days’ notice to Limited Partners of the date of the reconvening of the adjourned meeting and at the reconvened meeting the quorum will consist of the Partners then present in person or represented by proxy.

10.14 Voting

(a)	Unless otherwise specifically provided in this Agreement, the Exchangeable Units shall not be given a vote on any matter.

(b)	Every question submitted to a meeting of Partners will be decided by an Ordinary Resolution on a show of hands unless otherwise required by this Agreement or a poll is demanded by a Partner, in which case a poll will be taken. In the case of an equality of votes, the chairperson will not have a casting vote and the resolution will be deemed to be defeated. The chairperson will be entitled to vote in respect of any Units held by the chairperson or for which the chairperson may be a proxyholder. On any vote at a meeting of Partners, a declaration of the chairperson concerning the result of the vote will be conclusive.

(c)	On a poll, each Person present at the meeting will have one vote for each Unit entitled to vote in respect of which the Person is shown on the Record as a Partner at the record date and for each Unit in respect of which the Person is the proxyholder. Each Partner present at the meeting and entitled to vote at the meeting will have one vote on a show of hands. If Units are held jointly by two or more persons and only one of them is present or represented by proxy at a meeting of Unitholders, that Unitholder may, in the absence of the other or others, vote with respect those Units, but if more than one of them is present or represented by proxy, they will vote together on the whole Units held jointly. Where this Agreement or applicable Law only permits certain Units to be voted on a matter, only votes in respect of such Units will be recognized.

10.15 Poll

A poll requested or required will be taken at the meeting of Partners or an adjournment of the meeting in any manner as the chairperson directs.

10.16 Powers of Limited Partners; Resolutions Binding

The Limited Partners will have only the powers set out in this Agreement and any additional powers provided by Law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on each Partner and that Partner’s respective heirs, executors, administrators, successors and assigns, whether or not that Partner was present in person or voted against any resolution so passed.

10.17 Conditions to Action by Limited Partners

The right of the Limited Partners to vote to amend this Agreement or to approve or initiate the taking of, or take, any other action at any meeting of Partners will not come into existence or be effective in any manner unless and until, prior to the exercise of any right or the taking of any action, the Partnership has received an opinion of counsel advising the Limited Partners (at the expense of the Partnership) as to the effect that the exercise of those rights or the taking of those actions may have on the limited liability of any Limited Partners other than those Limited Partners who have initiated that action, each of whom expressly acknowledges that the exercise of the right or the taking of the action may subject each of those Limited Partners to liability as a general partner under the Act or similar legislation in Canada.

10.18 Minutes

The General Partner will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all minutes and all resolutions of the Partners consented to in writing to be made and entered in books to be kept for that purpose. Any minutes of a meeting signed by the chairperson of the meeting will be deemed evidence of the matters stated in them and the meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

10.19 Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

ARTICLE 11

HOLDINGS SUCCESSORS

11.1 Certain Requirements in Respect of Combination, etc.

As long as any Exchangeable Units (other than those owned by Holdings or its subsidiaries) are outstanding, Holdings shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom, unless:

(a)	such other Person or continuing corporation (the “Holdings Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Holdings Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Holdings Successor to pay or cause to be paid and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Holdings under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

For the avoidance of doubt, if a transaction described in this Section 11.1 results in holders of Exchangeable Units being entitled to exchange their Exchangeable Units for shares of a Holdings Successor in a different ratio than that set out herein, then this Agreement shall be deemed to be amended to refer to such different ratio(s).

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 have been duly observed and performed, the parties, if required by Section 11.1, shall execute and deliver the supplemental agreement provided for in Section 11.1(a) and thereupon the Holdings Successor shall possess and from time to time may exercise each and every right and power of Holdings under this Agreement in the name of Holdings or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Holdings Board of Directors or any officers of Holdings may be done and performed with like force and effect by the directors or officers of such Holdings Successor.

11.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Holdings with or into Holdings or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Holdings (other than the Partnership) provided that all of the assets of such subsidiary are transferred to Holdings or another wholly-owned direct or indirect subsidiary of Holdings or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Holdings among the shareholders of such subsidiary, and any such transactions are expressly permitted by this Article 11.

ARTICLE 12

NOTICES

12.1 Address

Any notice or other written communication which must be given or sent under this Agreement will be given by first-class mail or personal delivery to the address of the General Partner and the Limited Partners as follows:

(a)	in the case of the General Partner, —; and

(b)	in the case of Limited Partners, to the postal address inscribed in the Record, or any other new address following a change of address in conformity with Section 12.2.

12.2 Change of Address

A Limited Partner may, at any time, change the Limited Partner’s address for the purposes of service by written notice to the General Partner which will promptly notify the Registrar and Transfer Agent, if different from the General Partner. The General Partner may change its address for the purpose of service by written notice to all the Limited Partners.

12.3 Accidental Failure

An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which that notice was or was intended to be given.

12.4 Disruption in Mail

In case of any disruption, strike or interruption in the Canadian postal service after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the Canadian postal service.

12.5 Receipt of Notice

Subject to Section 12.4, notices given by first-class mail will be deemed to have been received on the third business day following the deposit of the notice in the mail and notices given by delivery will be deemed to have been received on the date of their delivery.

12.6 Undelivered Notices

If the General Partner sends a notice or document to a Limited Partner in accordance with Section 12.1 and the notice or document is returned on three consecutive occasions because the Limited Partner cannot be found, the General Partner is not required to send any further notices or documents to the Limited Partner until the Limited Partner informs the General Partner in writing of the Limited Partner’s new address.

ARTICLE 13

DISSOLUTION AND LIQUIDATION

13.1 Events of Dissolution

The Partnership will follow the procedure for dissolution established in Section 13.3 upon the occurrence of any of the following events or dates:

(a)	the removal or deemed removal of the sole General Partner unless the General Partner is replaced as provided in Sections 7.12 or 7.13;

(b)	the sale, exchange or other disposition of all or substantially all of the property of the Partnership, if approved in accordance with this Agreement; or

(c)	a decision of the General Partner to dissolve the Partnership.

13.2 No Dissolution

The Partnership will not come to an end by reason of the death, bankruptcy, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Units.

13.3 Procedure on Dissolution

Upon the occurrence of any of the events set out in Section 13.1, the General Partner (or in the event of an occurrence specified in Section 13.1(a), any other Person as may be appointed by Ordinary Resolution of the holders of the Common Units) will act as a receiver and liquidator of the assets of the Partnership and will:

(a)	sell or otherwise dispose of that part of the Partnership’s assets as the receiver considers appropriate;

(b)	pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c)	if there are any assets of the Partnership remaining, distribute all property and cash, (i) first, to the holder of the Preferred Units until such holder has received received the aggregate Liquidation Preference and (ii) second, to the holders of the Common Units and Exchangeable Units pro rata in accordance with their respective Percentage Interests; and

(d)	file the declaration of dissolution prescribed by the Act and satisfy all applicable formalities in those circumstances as may be prescribed by the laws of other jurisdictions where the Partnership is registered. In addition, the General Partner will give prior notice of any dissolution of the Partnership by mailing to each Limited Partner and to the Registrar and Transfer Agent a notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Act.

13.4 Dissolution

The Partnership will be dissolved upon the completion of all matters set out in Section 13.3.

13.5 No Right to Dissolve

No Limited Partner has the right to ask for the dissolution of the Partnership, for the winding-up of its affairs or for the distribution of its assets.

13.6 Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement will not terminate until the provisions of Section 13.3 have been satisfied.

13.7 Capital Account Restoration.

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership or otherwise.

ARTICLE 14

AMENDMENT

14.1 Power to Amend

Subject to Section 14.2 and the rights of Exchangeable Units set forth in Schedule A, this Agreement may be amended only in writing and only with the consent of the Partners given by Ordinary Resolution of the holders of the Common Units (together with the approval of the General Partner following approval by the Conflicts Committee) provided that:

(a)	no amendment will be made to this Agreement which would have the effect of changing the Partnership from a limited partnership to a general partnership without the unanimous written consent of the Partners; and

(b)	no amendment will be made to this Agreement without the consent of the General Partner which would have the effect of adversely affecting the rights and obligations of the General Partner (other than an amendment to give effect to the removal of the General Partner in accordance with Section 7.12 or an amendment to effect a dissolution of the Partnership pursuant to Section 13.1(c)); and

(c)	no amendment to this Agreement may give any Person the right to dissolve the Partnership, other than the General Partner’s right to dissolve the Partnership pursuant to Section 13.1(c).

14.2 Amendment by General Partner

Each Limited Partner agrees that the General Partner (pursuant to its powers of attorney from the Limited Partners or as expressly provided in this Agreement), without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection with that amendment, to reflect:

(a)	a change in the name of the Partnership or the location of the principal place of business or the registered office of the Partnership;

(b)	admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(c)	a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership which the Limited Partners have limited liability under the applicable laws;

(d)	with the prior approval of the Conflicts Committee, a change that, in the sole discretion of the General Partner, is reasonable and necessary or appropriate to enable Partners to take advantage of, or not be detrimentally affected by, changes, proposed changes or differing interpretations with respect to any of the Tax Act, the Code, Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service and judicial decisions, or other taxation laws;

(e)	a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in this Agreement which may be defective or inconsistent with any other provision contained in this Agreement or which should be made to make this Agreement consistent with the disclosure set out in the [Arrangement Circular/S-4];

(f)	a change that, in the sole discretion of the General Partner does not materially adversely affect the Limited Partners;

(g)	a change that the General Partner determines (i) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Governmental Authority or contained in any Law or (B) with the prior approval of the Conflicts Committee, facilitate the trading of the Limited Partner Interests or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed, or (iii) is required to effect the intent expressed in the [Arrangement Circular/S-4] or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(h)	a change in the Fiscal Year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the Fiscal Year or taxable year of the Partnership;

(i)	an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j)	an amendment that the General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.4;

(k)	any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(l)	an amendment that the General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Sections 2.2; and

(m)	any other amendments substantially similar to the foregoing.

14.3 Notice of Amendments

The General Partner will notify the Limited Partners in writing of the full details of any amendment to this Agreement, if any, within 60 days of the effective date of the amendment.

ARTICLE 15

MISCELLANEOUS

15.1 Binding Agreement

Subject to the restrictions on assignment and transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

15.2 Time

Time will be of the essence of this Agreement.

15.3 Counterparts

This Agreement, or any amendment to it, may be executed in multiple counterparts (including via telecopier), each of which will be deemed an original agreement. This Agreement may also be executed and adopted in any instrument signed by a Limited Partner with the same effect as if the Limited Partner had executed a counterpart of this Agreement. All counterparts and adopting instruments will be construed together and will constitute one and the same agreement.

15.4 Governing Law

This Agreement and the Schedules to this Agreement will be governed and construed exclusively according to the laws of the Province of Ontario and the laws of Canada applicable therein and the parties to this Agreement irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

15.5 Severability

If any part of this Agreement is declared invalid or unenforceable, then that part will be deemed to be severable from this Agreement and will not affect the remainder of this Agreement.

15.6 Further Acts

The parties will perform and cause to be performed any further and other acts and things and execute and deliver or cause to be executed and delivered any further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

15.7 Entire Agreement

This Agreement constitutes the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement.

15.8 Limited Partner Not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner (other than the General Partner) any of the liabilities or obligations of a general partner under the Act, that provision will be of no force and effect.

15.9 Language of Agreement

The parties to this Agreement have expressly agreed that this Agreement be drawn in the English language. Les parties aux présentes ont expressément convenu que le présent contrat soit rédigé en anglais.

FINAL FORM

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the date set out above.

1011773 B.C. UNLIMITED LIABILITY COMPANY

by
Name:
Title:

[—] as Initial Limited Partner

by
Name:
Title:

1011773 B.C. UNLIMITED LIABILITY COMPANY as General Partner of the Partnership and agent and attorney for the Limited Partners by
Name:
Title:

SCHEDULE A

EXCHANGEABLE UNITS OF THE PARTNERSHIP

ARTICLE 1

DEFINITIONS

For the purposes of this Schedule A, unless the context otherwise requires, each term denoted herein by initial capital letters and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of the Agreement. The following definitions are applicable to the terms of the Exchangeable Units:

“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying:

(a)	the Foreign Currency Amount by

(b)	the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the General Partner to be appropriate for such purpose;

“Cash Amount” in respect of an Exchangeable Unit, means a cash amount equal to the Current Market Price of a Holdings Share on the last Business Day prior to the Exchange Date, as applicable;

“Current Market Price” means, in respect of a Holdings Share on any date, the Canadian Dollar Equivalent of the weighted average trading price of the Holdings Shares on the NYSE during a period of 20 consecutive trading days ending not more than one trading days before such date, or, if the Holdings Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Holdings Shares are listed or quoted, as may be selected by the General Partner for such purpose; provided, however, that if, in the opinion of the General Partner (with the prior approval of the Conflicts Committee where the determination is made in the context of a holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership), the public distribution or trading activity of the Holdings Shares during such period does not create a market which reflects the fair market value of a Holdings Share, then the Current Market Price of a Holdings Share shall be determined by the General Partner (with the prior approval of the Conflicts Committee where the determination is made in the context of a holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership), in good faith and in its sole discretion, and provided, further, that any such selection, opinion or determination by the General Partner shall be conclusive and binding;

“Exchange Date” has the meaning set out in Section 3.1(b) of this Schedule A;

“Exchange Notice” means the notice in the form of Exhibit A hereto or in such other form as may be acceptable to the Partnership;

“Exchange Right” has the meaning set out in Section 3.1 of this Schedule A;

“Exchanged Shares” in respect of an Exchangeable Unit, means one Holdings Share;

“Exempt Exchangeable Voting Event” means any matter in respect of which applicable law provides holders of Exchangeable Units with a vote as holders of units of the Partnership in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Units, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Units and the Common Units in accordance with Section 3.4 of the Agreement;

“Holdings Control Transaction” shall be deemed to have occurred if:

(a)	any Person, firm or corporation acquires directly or indirectly any voting security of Holdings and immediately after such acquisition, the acquirer has voting securities representing more than 50 per cent of the total voting power of all the then outstanding voting securities of Holdings on a fully-diluted basis;

(b)	the shareholders of Holdings shall approve a merger, consolidation, recapitalization or reorganization of Holdings, other than any transaction which would result in the holders of outstanding voting securities of Holdings immediately prior to such transaction having at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other continuing holders not being altered substantially in the transaction, or

(c)	the shareholders of Holdings shall approve a plan of complete liquidation of Holdings or an agreement for the sale or disposition of Holdings of all or substantially all of Holdings’ assets.

“Holdings Dividend Declaration Date” means the date on which the board of directors of Holdings declares any dividend or distribution on the Holdings Shares;

“Holdings Shares” means the common shares in the capital of Holdings;

“Merger Effective Date” has the meaning set out in the Arrangement Agreement;

“Merger Effective Time” has the meaning set out in the Arrangement Agreement;

“NYSE” means the New York Stock Exchange, Inc.;

“Subject Units” has the meaning set out in Section 3.1(b) of this Schedule A;

“Transfer Agent” means — or such other Person as may from time to time be appointed by the Partnership as the registrar and transfer agent for the Exchangeable Units; and

“Trustee” means — or such other trustee chosen by Holdings, acting reasonably, to act as trustee under the Voting Trust Agreement.

ARTICLE 2

[RESERVED]

[RESERVED]

ARTICLE 3

EXCHANGE OF EXCHANGEABLE UNITS BY HOLDER

3.1 Exchange Right

(a)	From and after the one year anniversary of the date of the Merger Effective Date, a holder of Exchangeable Units shall, from time to time, have the right to require the Partnership to repurchase (the “Exchange Right”) any or all of the Exchangeable Units held by such holder for either (i) the Exchanged Shares or (ii) the Cash Amount, the form of consideration to be determined by the General Partner for and on behalf of the Partnership (in the case of any holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership, with the prior approval of the Conflicts Committee) in its sole and absolute discretion. Written notice of the determination of the form of consideration shall be given to the holder of the Exchangeable Units exercising the Exchange Right no later than 10 Business Days prior to the Exchange Date.

(b)

To exercise the Exchange Right, the holder shall present and surrender at the office of the Partnership (or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable Units) a duly executed Exchange Notice and, where applicable, the certificate or certificates representing the Exchangeable Units which the holder desires to have exchanged, together with such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require. The Exchange Notice shall (i) specify the number of Exchangeable Units in respect of which the holder is exercising the Exchange Right (the “Subject Units”) and (ii) state the Business Day on which the holder desires to have the Partnership exchange the Subject Units (the “Exchange Date”), provided that the Exchange Date shall be not less than 15 Business Days nor more than

30 Business Days after the date on which the Exchange Notice is received by the Partnership and further provided that, in the event that no such Business Day is specified by the holder in the Exchange Notice, the Exchange Date shall be deemed to be the 15th Business Day after the date on which the Exchange Notice is received by the Partnership.

3.2 Share Settlement Option

If the General Partner elects to repurchase the Subject Units for Holdings Shares, and provided that the Exchange Notice is not revoked by the holder in the manner specified in Section 3.5 of this Schedule A, effective at the close of business on the Exchange Date:

(a)	the Partnership shall have, and shall be deemed to have, repurchased the Subject Units for cancellation in consideration for the transfer to such holder of the applicable number of Exchanged Shares and such holder shall be deemed to have transferred to the Partnership all of such holder’s right, title and interest in and to the Subject Units;

(b)	Holdings shall deliver (or cause to be delivered) to such holder, for and on behalf of the Partnership and in the manner provided for in Section 3.4 of this Schedule A, the applicable number of Exchanged Shares; and

(c)	the Partnership shall issue to Holdings a number of Common Units equal to the number of Exchanged Shares delivered to such holder pursuant to Section 3.2(b), in consideration for Holdings delivering such Exchanged Shares to such holder.

3.3 Cash Settlement Option

If the General Partner elects to repurchase the Subject Units for the Cash Amount, and provided that the Exchange Notice is not revoked by the holder in the manner specified in Section 3.5 of this Schedule A, effective at the close of business on the Exchange Date:

(a)	the Partnership shall have, and shall be deemed to have, repurchased the Subject Units for cancellation in consideration for the payment to such holder of the aggregate Cash Amount and such holder shall be deemed to have transferred to the Partnership all of such holder’s right, title and interest in and to the Subject Units; and

(b)	the Partnership shall deliver (or cause to be delivered) to such holder the applicable Cash Amount.

3.4 Effect of Exchange

(a)	Subject to compliance by the applicable holder of the Subject Units with the terms of this Schedule A, the Partnership (or Holdings for and on behalf of the Partnership) shall deliver or cause the Transfer Agent to deliver to the relevant holder, as applicable (i) the applicable Exchanged Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or (ii) a cheque representing the applicable Cash Amount, in each case, less any amounts withheld on account of tax pursuant to Section 5.4 of the Agreement, and such delivery by or on behalf of the Partnership or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total consideration payable or issuable.

(b)	On and after the close of business on the Exchange Date, the holders of the Subject Units shall cease to be holders of such Subject Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the applicable consideration unless payment of the consideration is not made in accordance with the provisions of this Article 3. On and after the close of business on the Exchange Date, provided that presentation and surrender of certificates and payment of the applicable consideration has been made in accordance with the foregoing provisions, the holder of the Subject Units exchanged for Holdings Shares shall thereafter be considered and deemed for all purposes to be a holder of the Holdings Shares delivered to it.

(c)	As a condition to delivery of the consideration, the Partnership and the Transfer Agent may require presentation and surrender at the office of the Partnership (or at any office of the Transfer Agent as may be specified by the Partnership) of such documents and instruments as the Transfer Agent and the Partnership may reasonably require.

(d)	Notwithstanding Section 3.4(b) of this Schedule A, where a record date in respect of a dividend or distribution occurs prior to the Exchange Date and there is any declared and unpaid dividend or distribution on any Exchangeable Unit exchanged hereunder, subject to Section 6.2 of this Schedule A, such amount shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Exchangeable Unit so exchanged hereunder.

(e)	If only a part of the Exchangeable Units represented by any certificate is exchanged, a new certificate for the balance of such Exchangeable Units shall be issued to the holder at the expense of the Partnership.

(f)	All filing fees, transfer taxes, sales taxes, document stamps or other similar changes levied by any Governmental Authority in connection with the repurchase of the Exchangeable Units pursuant to this Agreement shall be paid by the Partnership; provided, however, that the holder of such Exchangeable Units shall pay any such fees, taxes, stamps or similar charges that may be payable as a result of any transfer of the consideration payable in respect of such Exchangeable Units to a Person other than such holder. Except as otherwise provided in this Agreement, each party will bear its own costs in connection with the performance of its obligations under this Agreement.

3.5 Revocation Right

A holder of Subject Units may, by notice in writing given by the holder to the Partnership before the close of business on the 5th Business Day immediately preceding the Exchange Date, withdraw its Exchange Notice, in which event such Exchange Notice shall be null and void.

3.6 Mandatory Exchange

(a)	In the event that:

(i)	at any time there remain outstanding fewer than 5% of the number of Exchangeable Units outstanding as of the Merger Effective Time (other than Exchangeable Units held by Holdings and as such number of Units may be adjusted in accordance with the Agreement to give effect to a Combination or Subdivision of, or unit distribution on, the Exchangeable Units, or any issue or distribution of rights to acquire Exchangeable Units or securities exchangeable for or convertible into Exchangeable Units following the Merger Effective Time);

(ii)	a Holdings Control Transaction occurs, in which case, provided that the General Partner determines, in good faith and in its sole discretion, that such Holdings Control Transaction involves a bona fide third party and is not for the primary purpose of causing the exchange of the Exchangeable Units in connection with such Holdings Control Transaction (such determination by the General Partner to be made at the direction of the Conflicts Committee in circumstances where the third party in the transaction is an Affiliate of the General Partner or the Partnership); or

(iii)	an Exempt Exchangeable Voting Event is proposed and the holders of the Exchangeable Units fail to take the necessary action at a meeting or other vote of holders of Exchangeable Units to approve or disapprove, as applicable, the Exempt Exchangeable Voting Event in order to maintain economic equivalence of the Exchangeable Units and the Common Units, then on prior written notice given by the Partnership to the holders of Exchangeable Units at least fifteen days prior to such mandatory exchange, in the case of the foregoing Sections 3.6(a)(i) and 3.6(a)(ii), and on the Business Day following the day on which the holders of the Exchangeable Units failed to take such action in the case of the foregoing Sections 3.6(a)(iii) and 3.6(a)(iv), the Partnership may cause a mandatory exchange of all of the outstanding Exchangeable Units (which shall be deemed to be the Subject Units), on such date as is specified by the Partnership in such notice (which shall be deemed to be the Exchange Date), pursuant to Section 3.2 of this Schedule A, and for greater certainty the holders of Exchangeable Units shall not have the right to revoke such mandatory exchange pursuant to Section 3.5 of this Schedule A.

3.7 Take-Over Bid

In the event of an Offer (as defined in Section 2.35(i) of this Agreement) the Partnership will use its commercially reasonable efforts, expeditiously and in good faith, to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure that, if holders of Exchangeable Units are required to exchange such Exchangeable Units to participate in the Offer, any such exchange shall be conditional upon and shall only be effective if the Holdings Shares tendered or deposited under such Offer are taken up.

ARTICLE 4

VOTING RIGHTS; AMENDMENT AND APPROVAL

4.1 No Voting Rights

Except as otherwise required by this Agreement or applicable law, the holders of the Exchangeable Units shall not be entitled to receive notice of or to attend any meeting of the unitholders of the Partnership or to vote at any such meeting.

4.2 Amendments

(a)	The rights, privileges, restrictions and conditions attaching to the Exchangeable Units may be added to, changed or removed but only with the approval of:

(i)	in the case of amendments that would increase or decrease the economic rights of an Exchangeable Unit relative to a Holdings Share, such that such securities would cease to have economic equivalence in accordance with Section 3.4 of the Agreement, or that would otherwise enhance or limit the rights, privileges, restrictions or conditions attaching to the Exchangeable Units relative to the rights, privileges, restrictions or conditions attaching to the Holdings Shares, (A) the holders of the Exchangeable Units pursuant to Section 4.2(b) of this Schedule A, (B) the holders of a majority of the outstanding Holdings Shares (excluding any votes pursuant to the Special Voting Share) and (iii) the Conflicts Committee; or

(ii)	in the case of any amendment (x) not covered by Section 4.2(a)(i) of this Schedule A and (y) that would affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units in a manner adverse to the holders of the Exchangeable Units, (i) the holders of the Exchangeable Units pursuant to Section 4.2(b) of this Schedule A, and (ii) the Conflicts Committee; or

(iii)	in the case of any other amendment that would affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units, the Conflicts Committee.

(b)	Any approval given by the holders of the Exchangeable Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Units or any other matter requiring the approval or consent of the holders of the Exchangeable Units, shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by an Ordinary Resolution passed by the holders of Exchangeable Units.

ARTICLE 5

[RESERVED]

[RESERVED]

ARTICLE 6

GENERAL

6.1 Holdings Successor

Subject to Section 3.6 of this Schedule A, if Holdings, at any time after the date hereof, consummates any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom (such other Person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of Holdings are entitled to receive shares or other ownership interests in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of Holdings are entitled to receive an interest) is herein called the “Holdings Successor”) then, provided that the Holdings Successor is bound, or has agreed to be bound, by the provisions of the Voting Trust Agreement and to assume the obligations of Holdings thereunder, all references herein to Holdings Shares shall be deemed to be references to the shares of the Holdings Successor which has assumed the obligations of Holdings and all references to Holdings shall be to Holdings Successor, without amendment hereto or any further action whatsoever. For greater certainty, if a transaction described in this Section 6.1 of this Schedule A results in holders of Exchangeable Units being entitled to exchange their Exchangeable Units for shares of a Holdings Successor in a different ratio than that set out herein, then this Agreement shall be deemed to be amended to refer to such different ratio(s).

6.2 Fractional Shares

A holder of Exchangeable Units shall not be entitled to any fraction of a Holdings Share and no certificates representing any such fractional interest shall be issued, and such holder otherwise entitled to a fractional interest shall only be entitled to receive the nearest whole number of Holdings Shares, rounded down.

6.3 Tax Treatment

This Schedule A shall be treated as part of the partnership agreement of the Partnership as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder.

EXHIBIT A

EXCHANGE NOTICE

To [Partnership] (the “Partnership”)

This notice is given pursuant to Section — of the Limited Partnership Agreement, and all capitalized words and expressions used in this notice that are defined in the Limited Partnership Agreement have the meanings ascribed to such words and expressions in such Limited Partnership Agreement.

The undersigned hereby notifies the Partnership that the undersigned desires to have the Partnership exchange in accordance with the terms of the Limited Partnership Agreement:

☐	all Exchangeable Unit(s) held by the undersigned; or

☐	Exchangeable Unit(s) held by the Undersigned.

The undersigned hereby notifies the Partnership that the Exchange Date shall be

NOTE:	The Exchange Date must be a Business Day and must not be less than — Business Days nor more than — Business Days after the date upon which this notice is received by the Partnership. If no such Business Day is specified above, the Exchange Date shall be deemed to be the — Business Day after the date on which this notice is received by the Partnership.

This Exchange Notice Holdings, may be revoked and withdrawn by the undersigned only by notice in writing given to the Partnership at any time before the close of business on the 5th Business Day preceding the Exchange Date.

The undersigned hereby represents and warrants to the Partnership that the undersigned has good title to, and owns, the Exchangeable Units subject to this notice to be acquired by the Partnership free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Unitholder)	(Guarantee of Signature)

☐	Please check box if the securities and any cheque(s) resulting from the exchange of the Exchangeable Units are to be held for pick-up by the holder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the holder as it appears on the register.

NOTE:	This notice, together with any certificates evidencing the Exchangeable Units and such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the exchange of the Exchangeable Units will be issued and registered in, and made payable to, respectively, the name of the unitholder as it appears on the register of the Partnership and the securities and any cheque(s) resulting from such exchange will be delivered to such unitholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or
Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Holder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:	If this Exchange Notice is for less than all of the Exchangeable Units held by the unitholder, if certificated a certificate representing the remaining Exchangeable Unit(s) represented by this certificate will be issued and registered in the name of the unitholder as it appears on the register of the Partnership, unless the Transfer Power on the unit certificate is duly completed in respect of such unit(s).

FINAL FORM

SCHEDULE A

EXCHANGEABLE UNITS OF THE PARTNERSHIP

ARTICLE 1

DEFINITIONS

For the purposes of this Schedule A, unless the context otherwise requires, each term denoted herein by initial capital letters and not otherwise defined herein shall have the meanings ascribed thereto in Section 1.1 of the Agreement. The following definitions are applicable to the terms of the Exchangeable Units:

“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying:

(a)	the Foreign Currency Amount by

(b)	the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the General Partner to be appropriate for such purpose;

“Cash Amount” in respect of an Exchangeable Unit, means a cash amount equal to the Current Market Price of a Holdings Share on the last Business Day prior to the Exchange Date, as applicable;

“Current Market Price” means, in respect of a Holdings Share on any date, the Canadian Dollar Equivalent of the weighted average trading price of the Holdings Shares on the NYSE during a period of 20 consecutive trading days ending not more than one trading days before such date, or, if the Holdings Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Holdings Shares are listed or quoted, as may be selected by the General Partner for such purpose; provided, however, that if, in the opinion of the General Partner (with the prior approval of the Conflicts Committee where the determination is made in the context of a holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership), the public distribution or trading activity of the Holdings Shares during such period does not create a market which reflects the fair market value of a Holdings Share, then the Current Market Price of a Holdings Share shall be determined by the General Partner (with the prior approval of the Conflicts Committee where the determination is made in the context of a holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership), in good faith and in its sole discretion, and provided, further, that any such selection, opinion or determination by the General Partner shall be conclusive and binding;

“Exchange Date” has the meaning set out in Section 3.1(b) of this Schedule A;

“Exchange Notice” means the notice in the form of Exhibit A hereto or in such other form as may be acceptable to the Partnership;

“Exchange Right” has the meaning set out in Section 3.1 of this Schedule A;

“Exchanged Shares” in respect of an Exchangeable Unit, means one Holdings Share;

“Exempt Exchangeable Voting Event” means any matter in respect of which applicable law provides holders of Exchangeable Units with a vote as holders of units of the Partnership in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Units, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Units and the Common Units in accordance with Section 3.4 of the Agreement;

“Holdings Control Transaction” shall be deemed to have occurred if:

(a)	any Person, firm or corporation acquires directly or indirectly any voting security of Holdings and immediately after such acquisition, the acquirer has voting securities representing more than 50 per cent of the total voting power of all the then outstanding voting securities of Holdings on a fully-diluted basis;

(b)	the shareholders of Holdings shall approve a merger, consolidation, recapitalization or reorganization of Holdings, other than any transaction which would result in the holders of outstanding voting securities of Holdings immediately prior to such transaction having at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other continuing holders not being altered substantially in the transaction, or

(c)	the shareholders of Holdings shall approve a plan of complete liquidation of Holdings or an agreement for the sale or disposition of Holdings of all or substantially all of Holdings’ assets.

“Holdings Dividend Declaration Date” means the date on which the board of directors of Holdings declares any dividend or distribution on the Holdings Shares;

“Holdings Shares” means the common shares in the capital of Holdings;

“Merger Effective Date” has the meaning set out in the Arrangement Agreement;

“Merger Effective Time” has the meaning set out in the Arrangement Agreement;

“NYSE” means the New York Stock Exchange, Inc.;

“Subject Units” has the meaning set out in Section 3.1(b) of this Schedule A;

“Transfer Agent” means — or such other Person as may from time to time be appointed by the Partnership as the registrar and transfer agent for the Exchangeable Units; and

“Trustee” means — or such other trustee chosen by Holdings, acting reasonably, to act as trustee under the Voting Trust Agreement.

ARTICLE 2

[RESERVED]

[RESERVED]

ARTICLE 3

EXCHANGE OF EXCHANGEABLE UNITS BY HOLDER

3.1 Exchange Right

(a) From and after the one year anniversary of the date of the Merger Effective Date, a holder of Exchangeable Units shall, from time to time, have the right to require the Partnership to repurchase (the “Exchange Right”) any or all of the Exchangeable Units held by such holder for either (i) the Exchanged Shares or (ii) the Cash Amount, the form of consideration to be determined by the General Partner for and on behalf of the Partnership (in the case of any holder of Exchangeable Units who is an Affiliate of the General Partner or the Partnership, with the prior approval of the Conflicts Committee) in its sole and absolute discretion. Written notice of the determination of the form of consideration shall be given to the holder of the Exchangeable Units exercising the Exchange Right no later than 10 Business Days prior to the Exchange Date.

(b) To exercise the Exchange Right, the holder shall present and surrender at the office of the Partnership (or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable Units) a duly executed Exchange Notice and, where applicable, the certificate or certificates representing the Exchangeable Units which the holder desires to have exchanged, together with such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require. The Exchange Notice shall (i) specify the number of Exchangeable Units in respect of which the holder is exercising the Exchange Right (the “Subject Units”) and (ii) state the Business Day on which the holder desires to have the Partnership exchange the Subject Units (the “Exchange Date”), provided that the Exchange Date shall be not less than 15 Business Days nor more than 30 Business Days after the date on which the Exchange Notice is received by the Partnership and further provided that, in the event that no such Business Day is specified by the holder in the Exchange Notice, the Exchange Date shall be deemed to be the 15th Business Day after the date on which the Exchange Notice is received by the Partnership.

3.2 Share Settlement Option

If the General Partner elects to repurchase the Subject Units for Holdings Shares, and provided that the Exchange Notice is not revoked by the holder in the manner specified in Section 3.5 of this Schedule A, effective at the close of business on the Exchange Date:

(a)	the Partnership shall have, and shall be deemed to have, repurchased the Subject Units for cancellation in consideration for the transfer to such holder of the applicable number of Exchanged Shares and such holder shall be deemed to have transferred to the Partnership all of such holder’s right, title and interest in and to the Subject Units;

(b)	Holdings shall deliver (or cause to be delivered) to such holder, for and on behalf of the Partnership and in the manner provided for in Section 3.4 of this Schedule A, the applicable number of Exchanged Shares; and

(c)	the Partnership shall issue to Holdings a number of Common Units equal to the number of Exchanged Shares delivered to such holder pursuant to Section 3.2(b), in consideration for Holdings delivering such Exchanged Shares to such holder.

3.3 Cash Settlement Option

If the General Partner elects to repurchase the Subject Units for the Cash Amount, and provided that the Exchange Notice is not revoked by the holder in the manner specified in Section 3.5 of this Schedule A, effective at the close of business on the Exchange Date:

(a)	the Partnership shall have, and shall be deemed to have, repurchased the Subject Units for cancellation in consideration for the payment to such holder of the aggregate Cash Amount and such holder shall be deemed to have transferred to the Partnership all of such holder’s right, title and interest in and to the Subject Units; and

(b)	the Partnership shall deliver (or cause to be delivered) to such holder the applicable Cash Amount.

3.4 Effect of Exchange

(a) Subject to compliance by the applicable holder of the Subject Units with the terms of this Schedule A, the Partnership (or Holdings for and on behalf of the Partnership) shall deliver or cause the Transfer Agent to deliver to the relevant holder, as applicable (i) the applicable Exchanged Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or (ii) a cheque representing the applicable Cash Amount, in each case, less any amounts withheld on account of tax pursuant to Section 5.4 of the Agreement, and such delivery by or on behalf of the Partnership or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total consideration payable or issuable.

(b) On and after the close of business on the Exchange Date, the holders of the Subject Units shall cease to be holders of such Subject Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the applicable consideration unless payment of the consideration is not made in accordance with the provisions of this Article 3. On and after the close of business on the Exchange Date, provided that presentation and surrender of certificates and payment of the applicable consideration has been made in accordance with the foregoing provisions, the holder of the Subject Units exchanged for Holdings Shares shall thereafter be considered and deemed for all purposes to be a holder of the Holdings Shares delivered to it.

(c) As a condition to delivery of the consideration, the Partnership and the Transfer Agent may require presentation and surrender at the office of the Partnership (or at any office of the Transfer Agent as may be specified by the Partnership) of such documents and instruments as the Transfer Agent and the Partnership may reasonably require.

(d) Notwithstanding Section 3.4(b) of this Schedule A, where a record date in respect of a dividend or distribution occurs prior to the Exchange Date and there is any declared and unpaid dividend or distribution on any Exchangeable Unit exchanged hereunder, subject to Section 6.2 of this Schedule A, such amount shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Exchangeable Unit so exchanged hereunder.

(e) If only a part of the Exchangeable Units represented by any certificate is exchanged, a new certificate for the balance of such Exchangeable Units shall be issued to the holder at the expense of the Partnership.

(f) All filing fees, transfer taxes, sales taxes, document stamps or other similar changes levied by any Governmental Authority in connection with the repurchase of the Exchangeable Units pursuant to this Agreement shall be paid by the Partnership; provided, however, that the holder of such Exchangeable Units shall pay any such fees, taxes, stamps or similar charges that may be payable as a result of any transfer of the consideration payable in respect of such Exchangeable Units to a Person other than such holder. Except as otherwise provided in this Agreement, each party will bear its own costs in connection with the performance of its obligations under this Agreement.

3.5 Revocation Right

A holder of Subject Units may, by notice in writing given by the holder to the Partnership before the close of business on the 5th Business Day immediately preceding the Exchange Date, withdraw its Exchange Notice, in which event such Exchange Notice shall be null and void.

3.6 Mandatory Exchange

(a)	In the event that:

(i)	at any time there remain outstanding fewer than 5% of the number of Exchangeable Units outstanding as of the Merger Effective Time (other than Exchangeable Units held by Holdings and as such number of Units may be adjusted in accordance with the Agreement to give effect to a Combination or Subdivision of, or unit distribution on, the Exchangeable Units, or any issue or distribution of rights to acquire Exchangeable Units or securities exchangeable for or convertible into Exchangeable Units following the Merger Effective Time);

(ii)	a Holdings Control Transaction occurs, in which case, provided that the General Partner determines, in good faith and in its sole discretion, that such Holdings Control Transaction involves a bona fide third party and is not for the primary purpose of causing the exchange of the Exchangeable Units in connection with such Holdings Control Transaction (such determination by the General Partner to be made at the direction of the Conflicts Committee in circumstances where the third party in the transaction is an Affiliate of the General Partner or the Partnership); or

(iii)	an Exempt Exchangeable Voting Event is proposed and the holders of the Exchangeable Units fail to take the necessary action at a meeting or other vote of holders of Exchangeable Units to approve or disapprove, as applicable, the Exempt Exchangeable Voting Event in order to maintain economic equivalence of the Exchangeable Units and the Common Units, then on prior written notice given by the Partnership to the holders of Exchangeable Units at least fifteen days prior to such mandatory exchange, in the case of the foregoing Sections 3.6(a)(i) and 3.6(a)(ii), and on the Business Day following the day on which the holders of the Exchangeable Units failed to take such action in the case of the foregoing Sections 3.6(a)(iii) and 3.6(a)(iv), the Partnership may cause a mandatory exchange of all of the outstanding Exchangeable Units (which shall be deemed to be the Subject Units), on such date as is specified by the Partnership in such notice (which shall be deemed to be the Exchange Date), pursuant to Section 3.2 of this Schedule A, and for greater certainty the holders of Exchangeable Units shall not have the right to revoke such mandatory exchange pursuant to Section 3.5 of this Schedule A.

3.7 Take-Over Bid

In the event of an Offer (as defined in Section 2.35(i) of this Agreement) the Partnership will use its commercially reasonable efforts, expeditiously and in good faith, to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure that, if holders of Exchangeable Units are required to exchange such Exchangeable Units to participate in the Offer, any such exchange shall be conditional upon and shall only be effective if the Holdings Shares tendered or deposited under such Offer are taken up.

ARTICLE 4

VOTING RIGHTS; AMENDMENT AND APPROVAL

4.1 No Voting Rights

Except as otherwise required by this Agreement or applicable law, the holders of the Exchangeable Units shall not be entitled to receive notice of or to attend any meeting of the unitholders of the Partnership or to vote at any such meeting.

4.2 Amendments

(a) The rights, privileges, restrictions and conditions attaching to the Exchangeable Units may be added to, changed or removed but only with the approval of:

(i)	in the case of amendments that would increase or decrease the economic rights of an Exchangeable Unit relative to a Holdings Share, such that such securities would cease to have economic equivalence in accordance with Section 3.4 of the Agreement, or that would otherwise enhance or limit the rights, privileges, restrictions or conditions attaching to the Exchangeable Units relative to the rights, privileges, restrictions or conditions attaching to the Holdings Shares, (A) the holders of the Exchangeable Units pursuant to Section 4.2(b) of this Schedule A, (B) the holders of a majority of the outstanding Holdings Shares (excluding any votes pursuant to the Special Voting Share) and (iii) the Conflicts Committee; or

(ii)	in the case of any amendment (x) not covered by Section 4.2(a)(i) of this Schedule A and (y) that would affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units in a manner adverse to the holders of the Exchangeable Units, (i) the holders of the Exchangeable Units pursuant to Section 4.2(b) of this Schedule A, and (ii) the Conflicts Committee; or

(iii)	in the case of any other amendment that would affect the rights, privileges, restrictions or conditions attaching to the Exchangeable Units, the Conflicts Committee.

(b) Any approval given by the holders of the Exchangeable Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Units or any other matter requiring the approval or consent of the holders of the Exchangeable Units, shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by an Ordinary Resolution passed by the holders of Exchangeable Units.

ARTICLE 5

[RESERVED]

[RESERVED]

ARTICLE 6

GENERAL

6.1	Holdings Successor

Subject to Section 3.6 of this Schedule A, if Holdings, at any time after the date hereof, consummates any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom (such other Person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of Holdings are entitled to receive shares or other ownership interests in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of Holdings are entitled to receive an interest) is herein called the “Holdings Successor”) then, provided that the Holdings Successor is bound, or has agreed to be bound, by the provisions of the Voting Trust Agreement and to assume the obligations of Holdings thereunder, all references herein to Holdings Shares shall be deemed to be references to the shares of the Holdings Successor which has assumed the obligations of Holdings and all references to Holdings shall be to Holdings Successor, without amendment hereto or any further action whatsoever. For greater certainty, if a transaction described in this Section 6.1 of this Schedule A results in holders of Exchangeable Units being entitled to exchange their Exchangeable Units for shares of a Holdings Successor in a different ratio than that set out herein, then this Agreement shall be deemed to be amended to refer to such different ratio(s).

6.2 Fractional Shares

A holder of Exchangeable Units shall not be entitled to any fraction of a Holdings Share and no certificates representing any such fractional interest shall be issued, and such holder otherwise entitled to a fractional interest shall only be entitled to receive the nearest whole number of Holdings Shares, rounded down.

6.3 Tax Treatment

This Schedule A shall be treated as part of the partnership agreement of the Partnership as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder.

FINAL FORM

EXHIBIT A

EXCHANGE NOTICE

To [Partnership] (the “Partnership”)

This notice is given pursuant to Section — of the Limited Partnership Agreement, and all capitalized words and expressions used in this notice that are defined in the Limited Partnership Agreement have the meanings ascribed to such words and expressions in such Limited Partnership Agreement.

The undersigned hereby notifies the Partnership that the undersigned desires to have the Partnership exchange in accordance with the terms of the Limited Partnership Agreement:

☐	all Exchangeable Unit(s) held by the undersigned; or

☐	Exchangeable Unit(s) held by the Undersigned.

The undersigned hereby notifies the Partnership that the Exchange Date shall be

NOTE:	The Exchange Date must be a Business Day and must not be less than — Business Days nor more than — Business Days after the date upon which this notice is received by the Partnership. If no such Business Day is specified above, the Exchange Date shall be deemed to be the — Business Day after the date on which this notice is received by the Partnership.

This Exchange Notice Holdings, may be revoked and withdrawn by the undersigned only by notice in writing given to the Partnership at any time before the close of business on the 5th Business Day preceding the Exchange Date.

The undersigned hereby represents and warrants to the Partnership that the undersigned has good title to, and owns, the Exchangeable Units subject to this notice to be acquired by the Partnership free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Unitholder)	(Guarantee of Signature)

☐	Please check box if the securities and any cheque(s) resulting from the exchange of the Exchangeable Units are to be held for pick-up by the holder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the holder as it appears on the register.

NOTE:	This notice, together with any certificates evidencing the Exchangeable Units and such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the exchange of the Exchangeable Units will be issued and registered in, and made payable to, respectively, the name of the unitholder as it appears on the register of the Partnership and the securities and any cheque(s) resulting from such exchange will be delivered to such unitholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or
Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Holder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:	If this Exchange Notice is for less than all of the Exchangeable Units held by the unitholder, if certificated a certificate representing the remaining Exchangeable Unit(s) represented by this certificate will be issued and registered in the name of the unitholder as it appears on the register of the Partnership, unless the Transfer Power on the unit certificate is duly completed in respect of such unit(s).

August 25, 2014

SCHEDULE 7.2 – Minimum ICA Commitments

In respect of the transactions contemplated by this Agreement, Parent will submit to the Director of Investments under the Investment Canada Act (“ICA”) written undertakings to Her Majesty the Queen in right of Canada reflecting all of the commitments set out below each of which, except where expressly stated otherwise, shall have a term of three years commencing from the Closing Date. The term “Canadian” as used below has the meaning ascribed to it by the ICA.

1.	Establish and maintain the headquarters of each of Holdings, Partnership and the Company in Canada.

2.	Establish and maintain a TSX listing for each of Holdings and Partnership.

3.	Maintain Holdings and the Company as corporations incorporated under the laws of Canada or a province thereof.

4.	Holdings will have 3 Canadians on its board of directors, initially designated by the Company.

5.	Holdings will have a meaningful number of positions held by Canadian-based executives.

6.	Require Holdings as part of the functions it undertakes to be a significant supplier of shared services to its subsidiaries globally.

7.	Maintain plans to increase the number of the Company’s franchisees in Canada.

8.	For 5 years following the Closing Date, not increase, outside of the Company’s current practices and policies, the franchisee rent and royalty structure for Canadian franchisees on either renewals or new agreements and further commit that there are no current plans to do so after conclusion of the 5 year period.

9.	Maintain the Company’s financial contribution policy, in accordance with the Company’s current practice and Strategic Plan, in support of the franchisees’ renovation plans.

10.	Maintain current funding and other support to Tim Hortons Children’s Foundation, the Coffee Partnership and other charitable and community organizations across Canada.

11.	Maintain current level of staffing commitment provided to the Company’s franchisee-facing operational organization.

12.	Maintain the Franchisee Advisory Board with its current structure in accordance with the Company’s practice as of the Closing Date.

13.

14.	Maintain “Red” store branding separate and independent from that of Blue and do not co-locate the Company and Blue stores or franchisees.

15.	Significantly expand the Red brand and the Company’s franchisees globally and provide significant opportunities for current employees of the Company or other Canadian-based employees to be involved in the international expansion strategy for the Company and the implementation of such strategy.

16.	Maintain separate brand management for the Red brand and brand operational headquarters in Canada. Global shared services will include a meaningful number of the Company’s employees.

17.

18.

19.	Comply with all applicable regulatory requirements while applying industry best practices concerning the environment, occupational health, personal safety and process safety.

20.	Notify the Director at least five (5) days prior to the implementation of any decision that would materially affect the Parent’s ability to implement the undertakings.